As filed with the Securities and Exchange Commission on October 1, 2014

Securities Act Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF THE

SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

WRL SERIES LIFE ACCOUNT

(Registrant)

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

(Depositor)

(Former Depositor, Western Reserve Life Assurance Co. of Ohio)

570 Carillon Parkway

St. Petersburg, FL 33716

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number:

(727) 299-1800

Arthur D. Woods, Esq.

Vice President and Senior Counsel

Transamerica Premier Life Insurance Company

570 Carillon Parkway

St. Petersburg, FL 33716

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

As soon as practicable after effectiveness of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered:

Units of interest in a separate account under individual flexible premium variable life policies.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under WRL Freedom SP Plus® variable universal life insurance policies (“Policies”) on a new Form S-6. Interests under the Policies were previously registered on Form S-6 (File No. 33-5143) and funded by WRL Series Life Account (File No. 811-4420). Upon effectiveness of the merger between Western Reserve Life Assurance Co. of Ohio (“WRL”) with and into Transamerica Premier Life Insurance Company (“TPLIC”; formerly known as Monumental Life Insurance Company{“Monumental”}) TPLIC became the obligor of the Policies and WRL Series Life Account was transferred intact to TPLIC.

WRL Freedom SP Plus®

Issued by

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

(WRL Series Life Account)

Supplement Dated October 1, 2014

to the

Prospectuses dated May 1, 1994

Administrative Office: P.O. Box 9008, Clearwater, FL 33758-9008

Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

Transamerica Premier Life Insurance Company (“TPLIC,” “Transamerica Premier,” or the “Company”) is amending the prospectus listed above for certain flexible premium variable life insurance policies (the “Policy”) for the purpose of providing information regarding the merger (the “Merger”) of the issuer of your Policy, Western Reserve Life Assurance Co. of Ohio (“WRL” or “Western Reserve”), with and into TPLIC.   This supplement should be read and maintained with the prospectus for your Policy.

Currently, WRL Freedom SP Plus® is not available for new sales. Following the Merger, TPLIC will not offer the Policy for sale.

The Merger. Effective on or about October 1, 2014, WRL merged with and into its affiliate, TPLIC (prior to July 31, 2014, known as Monumental Life Insurance Company). Before the Merger, the Policy was issued by WRL. Upon consummation of the Merger, WRL’s corporate existence ceased by operation of law, and TPLIC assumed legal ownership of all of the assets of WRL, including the separate account funding the Policy, and the assets of the separate account. As a result of the Merger, TPLIC became responsible for all liabilities and obligations of WRL, including those created under the Policy. The Policy has thereby become a flexible premium variable life insurance policy funded by a separate account of TPLIC. Accordingly, all references in the prospectus to Western Reserve Life Assurance Co. of Ohio are amended to refer to Transamerica Premier Life Insurance Company.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the company that provides your Policy benefits from WRL to TPLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from TPLIC that reflects the change from WRL to TPLIC.

Please note: Upon receipt of all regulatory approvals, anticipated to be by year-end, the link for all electronic transactions will change from www.westernreserve.com to www.premier.transamerica.com.

* * * * * * *

The following investment options are available under the Policies:

TRANSAMERICA SERIES TRUST	TRANSAMERICA SERIES TRUST (CONT.)	TRANSAMERICA SERIES TRUST (CONT.)
TRANSAMERICA AEGON MONEY MARKET VP	TRANSAMERICA INTERNATIONAL MODERATE GROWTH VP	TRANSAMERICA SYSTEMATIC SMALL/MID CAP VALUE VP
TRANSAMERICA ALLIANCEBERNSTEIN DYNAMIC ALLOCATION VP	TRANSAMERICA JPMORGAN CORE BOND VP	TRANSAMERICA T. ROWE PRICE SMALL CAP VP
TRANSAMERICA ASSET ALLOCATION – CONSERVATIVE VP	TRANSAMERICA JPMORGAN TACTICAL ALLOCATION VP	TRANSAMERICA WMC DIVERSIFIED GROWTH VP

TRANSAMERICA ASSET ALLOCATION –

GROWTH VP

TRANSAMERICA ASSET ALLOCATION – MODERATE GROWTH VP

TRANSAMERICA ASSET ALLOCATION – MODERATE VP

TRANSAMERICA BARROW HANLEY DIVIDEND FOCUSED VP

TRANSAMERICA CLAIRON GLOBAL REAL

ESTATE SECURITIES VP

TRANSAMERICA JENNISON GROWTH VP

TRANSAMERICA MFS INTERNATIONAL

EQUITY VP

TRANSAMERICA MORGAN STANLEY CAPITAL GROWTH VP

TRANSAMERICA MORGAN STANLEY MID-

CAP GROWTH VP

TRANSAMERICA MULTI-MANAGED

BALANCED VP

TRANSAMERICA PIMCO TOTAL RETURN VP

NOTE: FIDELITY CONTRAFUND PORTFOLIO, FIDELITY EQUITY-INCOME PORTFOLIO AND FIDELITY GROWTH OPPORTUNITIES PORTFOLIO, ORIGINALLY OFFERED UNDER YOUR POLICY, ARE NO LONGER AVAILABLE FOR SALES TO NEW INVESTORS.

* * * * * * *

The following replaces the heading “Western Reserve and the Series Account” and the description of the insurance company depositor of the separate account that funds your Policy and updates the description of the separate account:

TRANSAMERICA PREMIER, THE SEPARATE ACCOUNT, THE FIXED ACCOUNT AND THE PORTFOLIOS

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) was incorporated under the laws of the State of Maryland on March 5, 1858. It was re-domesticated to the State of Iowa on April 1, 2007. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico and all states except New York.

On July 31, 2014, Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company (“TPLIC”).

All obligations arising under the Policies, including the promise to make life insurance and annuity payments, are general corporate obligations of the Company. Accordingly no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the Policies.

THE SEPARATE ACCOUNT

WRL Series Life Account was a separate account of Western Reserve, established under Ohio law. Effective on October 1, 2014, WRL Series Life Account was re-domesticated under the laws of the State of Iowa and reestablished under TPLIC. The separate account receives and invests the premium payments that are allocated to it for investment in shares of the underlying fund portfolios. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or the Company. Income, gains and losses (whether or not realized), from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to the Company’s other income gains or losses.

The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of a fund. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

The assets of the separate account are held in the Company’s name on behalf of the separate account and belong to the Company. However, the portion of the assets of the separate account equal to the reserves and other policy liabilities with respect to the separate account are not chargeable with liabilities arising out of any other business the Company may conduct. The separate account may include other subaccounts that are not available under these policies.

* * * * * * *

The following replaces the information provided in the Executive Officers and Directors of Western Reserve section of the prospectus.

Directors and Officers of Transamerica Premier Life Insurance Company

Name	Position(s) with the Company
Mark W. Mullin	Director
Brenda K. Clancy	Director, Chairman of the Board, Chief Executive Officer and President
Arthur C. Schneider	Director, Senior Vice President and Chief Tax Officer
Robert J. Kontz	Director and Vice President
Eric J. Martin	Senior Vice President and Corporate Controller
C. Michiel van Katwijk	Director, Chief Financial Officer, Senior Vice President and Treasurer
Scott W. Ham	Director and Division President – Life & Protection
Jason Orlandi	Director, Senior Vice President, Secretary and General Counsel

* * * * * * *

The following supplements and, where inconsistent, replaces, the disclosure under heading “Distribution of the Policies”:

Transamerica Capital Inc.

Transamerica Capital, Inc. (“TCI”) is a broker/dealer engaged solely in the business of underwriting and wholesaling of variable annuities, variable life insurance and investment company securities. The company was incorporated in 1977 and is based in Denver, Colorado. Transamerica Capital Inc. operates as a subsidiary of AUSA Holding Company. TCI is the principal underwriter for the Contracts.

******

The following replaces “Legal Proceedings” in your prospectus:

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy. Although it is possible that the outcome of any such examination could have a material adverse impact on results of Transamerica Premier’s operations in any particular reporting period as the proceedings are resolved, TPLIC believes that it has adequately reserved for the unclaimed matters described here.

* * * * * * *

The following replaces the Experts section of the prospectus.

The financial statements of the separate account at December 31, 2013, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Premier Life Insurance Company and Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) at December 31, 2013 and 2012 (restated for Western Reserve), and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in the firm’s respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

* * * * * * *

The following herby replaces the paragraph under the heading “Information About Western Reserve’s Financial Statements”:

The statutory basis financial statements of Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) and Western Reserve Life Assurance Co. of Ohio, and the audited financial statements (U.S. GAAP basis) of the WRL Series Life Account are included in the SAI. Unaudited pro forma combined financial statements showing the effects of the merger of Western Reserve Life Assurance Co. of Ohio with and into Transamerica Premier Life Insurance Company as of December 31, 2013, are also included.

Unaudited Pro Formas

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (WRL) will merge with and into its affiliate, Transamerica Premier Life Insurance Company (TPLIC), f.k.a. Monumental Life Insurance Company. Upon consummation of the merger, WRL’s corporate existence will cease by operation of law, whereby TPLIC will assume legal ownership of all of the assets and responsibility for all of the liabilities and obligations of WRL. The accompanying unaudited pro forma condensed combined statutory basis financial statements have been prepared in accordance with statutory accounting principles, which includes the balance sheet as of December 31, 2013 and income statements for the years ended 2013, 2012 and 2011 in a combined manner, as if the two entities had merged. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

The unaudited pro forma condensed financial data is not intended to represent or to be indicative of our consolidated results of operations or financial position that we would have reported had the merger occurred as of the dates presented, and should not be taken as a representation of our future consolidated results of operations or financial position. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and/or cost savings that we may achieve with respect to the combined companies.

The unaudited pro forma condensed financial data should be read in conjunction with the historical financial statements and accompanying notes of WRL and Monumental Life Insurance Company (renamed TPLIC), which are included in this registration statement.

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
ASSETS
1.	Bonds		$1,448,053,453	$12,381,999,416	$0		$13,830,052,869
2.	Stocks:
	2.1	Preferred stocks	0	9,540,762			9,540,762
	2.2	Common stocks	35,347,839	62,267,638			97,615,477
3.	Mortgage loans on real estate:
	3.1	First liens	77,804,931	1,692,859,515			1,770,664,446
	3.2	Other than first liens	0	0			0
4.	Real estate
	4.1	Properties occupied by the company	27,382,074	0			27,382,074
	4.2	Properties held for production of income	0	384,967			384,967
	4.3	Properties held for sale	6,259,139	6,900,282			13,159,421
5.	Cash, cash equivalents and short-term investments		110,546,907	558,922,981			669,469,888
6.	Contract loans (including $ 0 premium notes)		442,799,902	470,548,651			913,348,553
7.	Derivatives		0	186,389,116			186,389,116
8.	Other invested assets		3,011,913	796,355,167			799,367,080
9.	Receivable for securities		0	62			62
10.	Securities lending reinvested collateral assets		88,265,219	322,209,041			410,474,260
11.	Aggregate write-ins for invested assets		0	9,006,454			9,006,454

12.	Subtotals, cash and invested assets (Lines 1 to 9)		2,239,471,377	16,497,384,052	0		18,736,855,429

13.	Title plants less $0 charged off (for Title insurers only)		0	0	0		0
14.	Investment income due and accrued		17,360,751	166,253,130			183,613,881
15.	Premiums and considerations:
	15.1	Uncollected premiums and agents’ balances in course of collection	102,285	46,971,091			47,073,376
	15.2	Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	2,662,663	131,157,528			133,820,191
	15.3.	Accrued retrospective premiums	0	0			0
16.	Reinsurance:
	16.1	Amounts recoverable from reinsurers	1,909,962	6,374,104			8,284,066
	16.2	Funds held by or deposited with reinsured companies	0	0			0
	16.3	Other amounts receivable under reinsurance contracts	0	12,333,424			12,333,424
17.	Amounts receivable relating to uninsured plans		0	0			0
18.1	Current federal and foreign income tax recoverable and interest thereon		0	5,495,809			5,495,809
18.2	Net deferred tax asset		86,384,460	162,711,377			249,095,837
19.	Guaranty funds receivable or on deposit		943,953	3,242,833			4,186,786
20.	Electronic data processing equipment and software		0	0			0
21.	Furniture and equipment, including health care delivery assets ($0)		0	0			0
22.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
23.	Receivable from parent, subsidiaries and affiliates		19,858,988	57,107,606			76,966,594
24.	Health care ($0) and other amounts receivable		0	0			0
25.	Aggregate write-ins for other than invested assets		82,148,235	264,540,509	0		346,688,744

26.	Total assets excluding Separate Accounts business (Lines 12 to 25)		2,450,842,674	17,353,571,463	0		19,804,414,137

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total (Lines 27 and 28)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

DETAILS OF ASSET WRITE-INS (Line 11)
Receivable for derivative cash collateral			$0	$219,679	$0		$219,679
Invested asset collateral balance			0	$8,786,775			$8,786,775

TOTAL OF ASSETS WRITE-INS FOR LINES 11			$0	$9,006,454	$0		$9,006,454

DETAILS OF ASSET WRITE-INS (Line 25)
Accounts receivable			$5,846,847	$41,164,204	$0		$47,011,051
Contribution receivable from parent			0	135,000,000			135,000,000
Estimated premium tax offsets related to the provision for future GFA			222,285	847,186			1,069,471
Investment receivable			37,483	752,104			789,587
Company owned life insurance			75,881,155	79,732,778			155,613,933
Goodwill			0	6,582,224			6,582,224
State transferable tax credits			160,465	462,013			622,478

TOTAL OF ASSETS WRITE-INS FOR LINES 25			$82,148,235	$264,540,509	$0		$346,688,744

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
LIABILITIES
1.	Aggregate reserve for life contracts		$1,909,589,432	$9,259,113,572	$0		$11,168,703,004
2.	Aggregate reserve for accident and health contracts		1,157,547	716,358,263			717,515,810
3.	Liability for deposit-type contracts		21,519,616	675,894,726			697,414,342
4.	Contract claims:
	4.1	Life	25,085,544	127,458,689			152,544,233
	4.2	Accident and health	0	110,668,627			110,668,627
5.	Policyholders’ dividends and coupons due and unpaid		0	75,358			75,358
6.	Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
	6.1	Dividends apportioned for payment to December 31, 2005	0	1,293,678			1,293,678
	6.2	Dividends not yet apportioned	0	0			0
	6.3	Coupons and similar benefits	0	0			0
7.	Amount provisionally held for deferred dividend policies not included in Line 6		0	0			0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less discount		34,996	5,226,469			5,261,465
9.	Contract liabilities not included elsewhere:
	9.1	Surrender values on canceled contracts	0	0			0
	9.2	Provision for experience rating refunds	0	6,735,207			6,735,207
	9.3	Other amounts payable on reinsurance	2,408,262	2,949,115			5,357,377
	9.4	Interest Maintenance Reserve	25,813,207	302,887,952			328,701,159
10.	Commissions to agents due or accrued		74,671	22,153,370			22,228,041
11.	Commissions and expense allowances payable on reinsurance assumed		—	1,870,790			1,870,790
12.	General expenses due or accrued		6,446,238	5,113,171			11,559,409
13 .	Transfers to Separate Accounts due or accrued		(212,707,836)	(2,957,359)			(215,665,195)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes		4,350,885	23,288,386			27,639,271
15.1.	Current federal and foreign income taxes		17,160,329	0			17,160,329
15.2.	Net deferred tax liability		0	0			0
16.	Unearned investment income		9,736,113	5,639,380			15,375,493
17.	Amounts withheld or retained by company as agent or trustee		944,020	36,161,821			37,105,841
18.	Amounts held for agents’ account, including agents’ credit balance		120,119	1,072,781			1,192,900
19.	Remittances and items not allocated		10,776,233	4,159,410			14,935,643
20.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
21.	Liability for benefits for employees and agents if not included above		0	0			0
22.	Borrowed money and interest thereon		26,717,773	53,453,126			80,170,899
23.	Dividends to stockholders declared and unpaid		0	0			0
24.	Miscellaneous liabilities:
	24.1	Asset valuation reserve	17,642,203	243,971,748			261,613,951
	24.2	Reinsurance in unauthorized companies	0	1,979,758			1,979,758
	24.3	Funds held under reinsurance treaties with unauthorized reinsurers	78,160,850	4,274,528,544			4,352,689,394
	24.4	Payable to parent, subsidiaries and affiliates	0	0			0
	24.5	Drafts outstanding	0	0			0
	24.6	Liability for amounts held under uninsured accident and health plans	0	0			0
	24.7	Funds held under coinsurance	0	(17,903)			(17,903)
	24.8	Derivatives	4,100,401	25,231,400			29,331,801
	24.9	Payable for securities	8,000,000	177			8,000,177
	24.10	Payable for securities lending	88,265,219	322,209,046			410,474,265
	24.11	Capital notes and interest thereon	0	0			0
25.	Aggregate write-ins for liabilities		0	155,827,442	0		155,827,442

26.	Total liabilities excluding Separate Accounts business (Lines 1-25)		2,045,395,822	16,382,346,744	0		18,427,742,566

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total liabilities (Line 26 and 27)		$9,014,872,565	$30,908,349,522	$0		$39,923,222,087

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Payable for derivative cash collateral			$0	$150,114,562	$0		$150,114,562
Deferred derivative gain/loss			0	3,616,019			3,616,019
Synthetic GICs and provision for liquidity reserves			0	1,296,861			1,296,861
Interest payable on surplus notes			0	800,000			800,000

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25			$0	$155,827,442	$0		$155,827,442

SURPLUS AND OTHER FUNDS
29.	Common capital stock		$2,500,000	$10,137,150	$(2,500,000)	A	$10,137,150
30.	Preferred capital stock		0	0	0		0
31.	Aggregate write-ins for other than special surplus funds		0	0			0
32.	Surplus notes		0	160,000,000			160,000,000
33.	Gross paid in and contributed surplus		149,627,109	757,198,973	2,500,000	A	909,326,082
34.	Aggregate write-ins for special surplus funds		0	0			0
35.	Unassigned funds (surplus)		253,319,743	43,888,596	0		297,208,339
36.	Less treasury stock, at cost:
	36.1	Common shares	0	0			0
	36.2	Preferred shares	0	0			0
37.	Surplus (Total lines 31+32+33+34+35-36)		402,946,852	961,087,569	2,500,000		1,366,534,421

38.	Totals of Lines 29, 30 and 37		405,446,852	971,224,719	0		1,376,671,571

39.	Totals of Lines 28 and 38 (Liabilities and Surplus)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

*	This balance sheet is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement balance sheets for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$538,421,190	$1,586,270,078	$0		$2,124,691,268
2	Considerations for supplementary contracts with life contingencies	2,669,815	120,206,309			122,876,124
3	Net investment income	92,490,364	729,328,837			821,819,201
4	Amortization of Interest Maintenance Reserve (IMR)	767,365	15,572,471			16,339,836
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(15,256,488)	209,399,681			194,143,193
7	Reserve adjustments on reinsurance ceded	(13,389,610)	(226,237,769)			(239,627,379)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	291,415,707	40,882,844			332,298,551
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	23,275,893	15,358,736	0		38,634,629

9	Totals (Lines 1 to 8.3)	920,394,236	2,490,781,187	0		3,411,175,423

10	Death benefits	70,180,365	239,620,179			309,800,544
11	Matured endowments (excluding guaranteed annual pure endowments)	20,665	9,689,204			9,709,869
12	Annuity benefits	19,270,127	313,063,790			332,333,917
13	Disability benefits and benefits under accident and health contracts	1,580,884	272,277,322			273,858,206
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	541,358,940	1,019,521,589			1,560,880,529
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	475,650	40,362,252			40,837,902
18	Payments on supplementary contracts with life contingencies	3,276,454	34,080,716			37,357,170
19	Increase in aggregate reserves for life and accident and health contracts	127,763,858	(57,398,129)	0		70,365,729

20	Totals (Lines 10 to 19)	763,926,943	1,871,216,923	0		2,635,143,866
21	Commissions on premiums, annuity considerations and deposit-type contract funds	155,583,798	275,345,715			430,929,513
22	Commissions and expense allowances on reinsurance assumed	0	42,743,256			42,743,256
23	General insurance expenses	72,084,952	220,220,369			292,305,321
24	Insurance taxes, licenses and fees, excluding federal income taxes	18,954,377	46,267,149			65,221,526
25	Increase in loading on deferred and uncollected premiums	77,142	(2,835,678)			(2,758,536)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(280,807,082)	(312,793,145)			(593,600,227)
27	Aggregate write-ins for deductions	16,255,075	147,145,291	0		163,400,366

28	Totals (Lines 20 to 27)	746,075,205	2,287,309,880	0		3,033,385,085

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	174,319,031	203,471,307	0		377,790,338
30	Dividends to policyholders	20,746	1,258,647			1,279,393

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	174,298,285	202,212,660	0		376,510,945
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	25,591,702	23,987,115			49,578,817

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	148,706,583	178,225,545	0		326,932,128
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	11,102,563	(11,351,095)			(248,532)

35	Net income (Line 33 plus Line 34)	$159,809,146	$166,874,450	$0		$326,683,596

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$338,415,864	$811,320,218	$0		$1,149,736,082
37	Net income (Line 35)	159,809,146	166,874,450			326,683,596
38	Change in net unrealized capital gains (losses)	4,188,807	96,957,088			101,145,895
39	Change in net unrealized foreign exchange capital gain (loss)	0	(1,426,888)			(1,426,888)
40	Change in net deferred income tax	(14,828,899)	1,497,207			(13,331,692)
41	Change in nonadmitted assets and related items	(11,137,898)	3,579,313			(7,558,585)
42	Change in liability for reinsurance in unauthorized companies	264,898	187,382			452,280
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(5,603,238)	(51,980,043)			(57,583,281)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	135,925,882	2,500,000	A	138,425,882
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(15,661,828)	(63,742,772)			(79,404,600)
52	Dividends to stockholders	(50,000,000)	(135,000,000)			(185,000,000)
53	Aggregate write-ins for gains and losses in surplus	0	7,032,882			7,032,882

54	Net change in capital and surplus (Lines 37 through 53)	67,030,988	159,904,501	0		226,935,489

55	Capital and surplus as of statement date (Lines 36 + 54)	$405,446,852	$971,224,719	$0		$1,376,671,571

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$18,494,295	$11,387,733	$0		$29,882,028
	Income earned on company owned life insurance	3,607,401	2,504,067			6,111,468
	Surrender charges	0	774,952			774,952
	Consideration on reinsurance recaptured	1,174,197	691,984			1,866,181

	TOTAL WRITE-INS FOR LINE 8.3	$23,275,893	$15,358,736	$0		$38,634,629

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(580)	246,617			246,037
	Fines and penalties	1,948	154,566			156,514
	Funds withheld ceded investment income	16,253,707	138,639,686			154,893,393
	Reinsurance Allowances	0	0			0
	Modco reserve adjustment	0	(10,254)			(10,254)
	Foreign currency translation adjustment	0	0			0
	Change in synthetic GICs and provision for liquidity guarantees	0	(1,485,324)			(1,485,324)

	TOTAL WRITE-INS FOR LINE 27	$16,255,075	$147,145,291	$0		$163,400,366

DETAILS OF WRITE-INS (Line 53)
	Correction of error- change in nonadmitted deferred tax assets	$0	$7,032,882	$0		$7,032,882
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$7,032,882	$0		$7,032,882

*	This income statement is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$486,919,136	$1,497,625,426	$0		$1,984,544,562
2	Considerations for supplementary contracts with life contingencies	(2,210,995)	24,091,339			21,880,344
3	Net investment income	81,728,965	822,313,801			904,042,766
4	Amortization of Interest Maintenance Reserve (IMR)	1,516,879	11,028,711			12,545,590
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(3,414,666)	377,804,411			374,389,745
7	Reserve adjustments on reinsurance ceded	(24,697,078)	(762,678,546)			(787,375,624)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	300,860,490	36,700,565			337,561,055
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	19,035,109	8,497,450	0		27,532,559

9	Totals (Lines 1 to 8.3)	859,737,840	2,015,383,157	0		2,875,120,997

10	Death benefits	70,668,289	183,519,981			254,188,270
11	Matured endowments (excluding guaranteed annual pure endowments)	22,545	11,213,370			11,235,915
12	Annuity benefits	21,113,855	306,294,955			327,408,810
13	Disability benefits and benefits under accident and health contracts	871,144	281,497,472			282,368,616
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	423,202,502	824,936,262			1,248,138,764
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	649,406	36,904,416			37,553,822
18	Payments on supplementary contracts with life contingencies	2,238,541	18,437,164			20,675,705
19	Increase in aggregate reserves for life and accident and health contracts	35,664,048	(483,691,447)	0		(448,027,399)

20	Totals (Lines 10 to 19)	554,430,330	1,179,112,173	0		1,733,542,503
21	Commissions on premiums, annuity considerations and deposit-type contract funds	160,308,691	258,895,773			419,204,464
22	Commissions and expense allowances on reinsurance assumed	0	48,695,771			48,695,771
23	General insurance expenses	74,016,655	218,791,750			292,808,405
24	Insurance taxes, licenses and fees, excluding federal income taxes	17,897,862	31,214,586			49,112,448
25	Increase in loading on deferred and uncollected premiums	(54,095)	(4,719,414)			(4,773,509)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(107,485,224)	(189,380,197)			(296,865,421)
27	Aggregate write-ins for deductions	12,038,761	216,975,741	0		229,014,502

28	Totals (Lines 20 to 27)	711,152,980	1,759,586,183	0		2,470,739,163

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	148,584,860	255,796,974	0		404,381,834
30	Dividends to policyholders	21,801	1,279,154			1,300,955

31	Net gain from operations after dividends to policyholders and before federal income (Line 29 minus Line 30)	148,563,059	254,517,820	0		403,080,879
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	13,976,714	103,095,420			117,072,134

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	134,586,345	151,422,400	0		286,008,745
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(4,590,812)	(7,876,251)			(12,467,063)

35	Net income (Line 33 plus Line 34)	$129,995,533	$143,546,149	$0		$273,541,682

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$275,198,023	$980,853,380	$0		$1,256,051,403
37	Net income (Line 35)	129,995,533	143,546,149			273,541,682
38	Change in net unrealized capital gains (losses)	117,589	(34,637,639)			(34,520,050)
39	Change in net unrealized foreign exchange capital gain (loss)	0	1,378,866			1,378,866
40	Change in net deferred income tax	(12,436,991)	822,923			(11,614,068)
41	Change in nonadmitted assets and related items	(9,918,907)	(29,675,578)			(39,594,485)
42	Change in liability for reinsurance in unauthorized companies	—	500,492			500,492
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(3,200,787)	(9,467,487)			(12,668,274)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	481,720	2,500,000	A	2,981,720
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(33,519,286)	207,517,392			173,998,106
52	Dividends to stockholders	(27,000,000)	(450,000,000)			(477,000,000)
53	Aggregate write-ins for gains and losses in surplus	—	—			0

54	Net change in capital and surplus (Lines 37 through 53)	44,037,151	(169,533,162)	0		(125,496,011)

55	Capital and surplus as of statement date (Lines 36 + 54)	$319,235,174	$811,320,218	$0		$1,130,555,392

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,160,566	$5,094,642	$0		$22,255,208
	Income earned on company owned life insurance	1,874,543	2,445,497			4,320,040
	Surrender charges	0	922,816			922,816
	Consideration on reinsurance recaptured	0	34,495			34,495

	TOTAL WRITE-INS FOR LINE 8.3	$19,035,109	$8,497,450	$0		$27,532,559

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(112)	(319,009)			(319,121)
	Fines and penalties	989	4,535			5,524
	Funds withheld ceded investment income	12,037,884	213,972,859			226,010,743
	Reinsurance Allowances	0	5,385			5,385
	Modco reserve adjustment	0	(10,045)			(10,045)
	Foreign currency translation adjustment	0	(4,228,000)			(4,228,000)
	Change in synthetic GICs and provision for liquidity guarantees	0	(2,049,984)			(2,049,984)

	TOTAL WRITE-INS FOR LINE 27	$12,038,761	$216,975,741	$0		$229,014,502

DETAILS OF WRITE-INS (Line 53)
		$0	$0	$0		$0
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$0	$0		$0

*	This income statement is an unaudited consolidation of the December 31, 2012 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$479,669,678	$1,391,712,990	$0		$1,871,382,668
2	Considerations for supplementary contracts with life contingencies	929,177	11,508,812			12,437,989
3	Net investment income	80,031,434	842,041,493			922,072,927
4	Amortization of Interest Maintenance Reserve (IMR)	1,325,917	4,411,559			5,737,476
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(41,716,042)	529,883,046			488,167,004
7	Reserve adjustments on reinsurance ceded	(31,044,498)	(151,483,511)			(182,528,009)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	312,161,423	34,847,072			347,008,495
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	20,019,069	8,884,717	0		28,903,786

9	Totals (Lines 1 to 8.3)	821,376,158	2,671,806,178	0		3,493,182,336

10	Death benefits	64,792,471	183,623,096			248,415,567
11	Matured endowments (excluding guaranteed annual pure endowments)	20,646	9,811,580			9,832,226
12	Annuity benefits	25,823,646	275,877,445			301,701,091
13	Disability benefits and benefits under accident and health contracts	1,214,897	305,136,009			306,350,906
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	614,466,490	731,102,194			1,345,568,684
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	797,706	40,623,746			41,421,452
18	Payments on supplementary contracts with life contingencies	1,333,270	17,015,971			18,349,241
19	Increase in aggregate reserves for life and accident and health contracts	85,582,954	(92,560,336)	0		(6,977,382)

20	Totals (Lines 10 to 19)	794,032,080	1,470,629,705	0		2,264,661,785
21	Commissions on premiums, annuity considerations and deposit-type contract funds	138,136,489	253,225,339			391,361,828
22	Commissions and expense allowances on reinsurance assumed	0	67,337,377			67,337,377
23	General insurance expenses	84,131,616	223,932,675			308,064,291
24	Insurance taxes, licenses and fees, excluding federal income taxes	14,478,324	28,925,224			43,403,548
25	Increase in loading on deferred and uncollected premiums	11,427	(4,278,103)			(4,266,676)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(258,667,339)	(136,669,812)			(395,337,151)
27	Aggregate write-ins for deductions	39,366,107	225,231,807	0		264,597,914

28	Totals (Lines 20 to 27)	811,488,704	2,128,334,212	0		2,939,822,916

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	9,887,454	543,471,966	0		553,359,420
30	Dividends to policyholders	23,797	1,341,907			1,365,704

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	9,863,657	542,130,059	0		551,993,716
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	9,379,020	31,580,088			40,959,108

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	484,637	510,549,971	0		511,034,608
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(12,431,038)	(28,842,181)			(41,273,219)

35	Net income (Line 33 plus Line 34)	$(11,946,401)	$481,707,790	$0		$469,761,389

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$511,264,493	$1,174,423,154	$0		$1,685,687,647
37	Net income (Line 35)	(11,946,401)	481,707,790			469,761,389
38	Change in net unrealized capital gains (losses)	(3,720,586)	(12,830,567)			(16,551,153)
39	Change in net unrealized foreign exchange capital gain (loss)	0	747,269			747,269
40	Change in net deferred income tax	18,336,654	218,164,768			236,501,422
41	Change in nonadmitted assets and related items	(27,615,648)	(246,969,162)			(274,584,810)
42	Change in liability for reinsurance in unauthorized companies	(104,262)	(233,738)			(338,000)
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	378,352	(30,846,724)			(30,468,372)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	175,092	2,500,000	A	2,675,092
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	41,629,207	(321,586,829)			(279,957,622)
52	Dividends to stockholders	(250,000,000)	(300,000,000)			(550,000,000)
53	Aggregate write-ins for gains and losses in surplus	(3,023,786)	18,102,327			15,078,541

54	Net change in capital and surplus (Lines 37 through 53)	(236,066,470)	(193,569,774)	0		(429,636,244)

55	Capital and surplus as of statement date (Lines 36 + 54)	$275,198,023	$980,853,380	$0		$1,256,051,403

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,739,643	$5,350,789	$0		$23,090,432
	Income earned on company owned life insurance	2,279,426	2,386,749			4,666,175
	Surrender charges	0	1,147,179			1,147,179

	TOTAL WRITE-INS FOR LINE 8.3	$20,019,069	$8,884,717	$0		$28,903,786

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	0	(140,105)			(140,105)
	Fines and penalties	514	18,999			19,513
	Funds withheld ceded investment income	10,065,593	211,608,375			221,673,968
	Reinsurance Allowances	0	6,173			6,173
	Modco reserve adjustment	0	(21,045)			(21,045)
	Consideration on reinsurance recaptured	29,300,000	3,039,400			32,339,400
	Change in synthetic GICs and provision for liquidity guarantees	0	1,120,010			1,120,010

	TOTAL WRITE-INS FOR LINE 27	$39,366,107	$225,231,807	$0		$264,597,914

DETAILS OF WRITE-INS (Line 53)
	Change in admitted deferred tax assets pursuant to SSAP No. 10R	$(3,023,786)	$23,738,700	$0		$20,714,914
	Correction of error—funds withheld investment income	0	(5,636,373)			(5,636,373)

	TOTAL WRITE-INS FOR LINE 53	$(3,023,786)	$18,102,327	$0		$15,078,541

*	This income statement is an unaudited consolidation of the December 31, 2011 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Eliminations:

The following eliminations have been made to the combined WRL and TPLIC financial statements to more accurately depict the resultant combination of the entities in accordance with statutory accounting principles.

A - Reflect cancellation of WRL’s common stock held by AEGON USA, LLC:

WRL common capital stock owned by AEGON USA, LLC prior to merger	$2,500,000

WRL’s common shares shall be deemed cancelled by operation of law. As AEGON USA, LLC owns 100% of the common shares of Commonwealth General Corporation (CGC), a Delaware holding company, who in turn will own 100% of TPLIC, and AEGON USA also owns 100% of WRL, AEGON USA is indifferent as to the consideration issued in the merger, since such issuance is meaningless to AEGON USA as an economic matter. Under these circumstances, AEGON USA agrees to accept one share of common stock of CGC in exchange for its agreement to merge WRL into TPLIC.

Overview of eliminations by statutory financial lines:

Balance Sheet Adjustments:
Surplus and Other Fund Adjustments:
Line 29 - Common capital stock	$(2,500,000)
Line 30 - Preferred capital stock	-
Line 33 - Gross paid in & contributed surplus	2,500,000
Line 35 - Unassigned	—

Total Surplus and Other Fund Adjustments	$—

Income Statement Adjustments:
Net Income Adjustments:
$—

Total Net Income Adjustments	$—

Capital and Surplus Adjustments:
Line 36 - Capital and surplus as of the prior year	$—
Line 37 - Net Income	—
Line 38 - Change in net unrealized capital gains (losses)	—
Line 41 - Change in non-admitted assets and related items	—
Line 50.1 - Capital paid in	(2,500,000)
Line 51.1 - Surplus paid in	2,500,000

Total Change in Capital and Surplus Adjustments	$—

Western Reserve Life Audited Financials

F I N A N C I A L     S T A T E M E N T S     A N D     S C H E D U L E S – S T A T U T O R Y     B A S I S

Western Reserve Life Assurance Co. of Ohio

Years Ended December 31, 2013, 2012 (restated) and 2011

Western Reserve Life Assurance Co. of Ohio

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 (restated) and 2011

Report of Independent Auditors

The Board of Directors

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statutory-basis financial statements of Western Reserve Life Assurance Company of Ohio, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Ohio the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, and the results of its operations and its cash flows for the three years ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Restatement

As discussed in Note 1 to the financial statements, the 2012 financial statements have been restated to correct an error in accounting for affiliated reinsurance receivables. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

April 28, 2014

2

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Admitted assets
Cash and invested assets:
Bonds	$1,448,053	$1,116,229
Common stocks:
Affiliated entities (cost: 2013- $24,343; 2012- $22,921)	35,348	31,844
Unaffiliated entities (cost: 2013- $0; 2012- $117)	—	117
Mortgage loans on real estate	77,805	50,714
Real estate, at cost less accumulated depreciation (2013 - 14,745; 2012 - $12,942)
Home office properties	27,382	35,209
Properties held for sale	6,259	—
Cash, cash equivalents and short-term investments	110,547	184,234
Policy loans	442,800	411,101
Securities lending reinvested collateral assets	88,265	84,899
Other invested assets	3,012	3,293

Total cash and invested assets	2,239,471	1,917,640
Net deferred income tax asset	86,385	105,141
Premiums deferred and uncollected	2,765	2,735
Reinsurance receivable	1,910	3,358
Receivable from parent, subsidiaries and affiliates	19,859	10,992
Investment income due and accrued	17,361	14,224
Cash surrender value of life insurance policies	75,881	75,295
Other admitted assets	7,210	7,263
Separate account assets	6,969,477	6,477,241

Total admitted assets	$9,420,319	$8,613,889

3

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$1,520,248	$1,300,741
Annuity	389,341	481,279
Accident and health	1,158	963
Life policy and contract claim reserves	25,085	26,339
Liability for deposit-type contracts	21,520	14,647
Other policyholders’ funds	35	41
Interest maintenance reserve	25,813	28,678
Remittances and items not allocated	10,776	9,670
Federal income taxes payable	17,160	17,951
Transfers from separate accounts due or accrued	(212,708)	(285,883)
Asset valuation reserve	17,642	12,039
Reinsurance in unauthorized companies	—	265
Funds held under coinsurance and other reinsurance treaties	78,161	54,464
Unearned investment income	9,736	9,509
Payable for securities	8,000	—
Payable for securities lending	88,265	83,058
Derivatives	4,100	1,841
Other liabilities	41,062	42,630
Separate account liabilities	6,969,477	6,477,241

Total liabilities	9,014,871	8,275,473
Capital and surplus:
Common stock, $1.00 par value, 3,000,000 shares authorized and 2,500,000 shares issued and outstanding	2,500	2,500
Paid-in surplus	149,627	149,627
Unassigned surplus	253,321	186,289

Total capital and surplus	405,448	338,416

Total liabilities and capital and surplus	$9,420,319	$8,613,889

See accompanying notes.

4

Western Reserve Life Assurance Co. of Ohio

Statement of Operations – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	Year Ended December 31
	2013	2012	2011
		Restated
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$525,693	$469,503	$456,926
Annuity	12,952	13,547	22,244
Accident and health	2,446	1,658	1,429
Net investment income	92,490	81,729	80,031
Amortization of interest maintenance reserve	767	1,516	1,326
Commissions and expense allowances on reinsurance ceded	(15,257)	(8,070)	(41,716)
Reserve adjustments on reinsurance ceded	(13,390)	(13,198)	(31,044)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	291,416	300,860	312,161
Income earned on company owned life insurance	3,607	1,875	2,279
Consideration received on reinsurance recapture	1,174	—	—
Income from administrative service agreement with affiliate	24,966	23,814	24,411
Other	(6,470)	(6,652)	(6,671)

	920,394	866,582	821,376
Benefits and expenses:
Benefits paid or provided for:
Life	70,180	70,941	64,792
Surrender benefits	541,359	423,203	418,362
Annuity benefits	19,270	21,114	25,824
Other benefits	5,354	3,781	3,367
Increase (decrease) in aggregate reserves for policies and contracts:
Life	219,507	94,292	66,540
Annuity	(91,938)	(59,074)	19,085
Accident and health	195	446	(42)

	763,927	554,703	597,928
Insurance expenses:
Commissions	155,584	160,309	138,136
General insurance expenses	72,085	74,017	84,132
Taxes, licenses and fees	18,954	17,898	14,478
Net transfers from separate accounts	(280,807)	(107,485)	(62,563)
Consideration paid on reinsurance recapture	—	—	29,300
Other expenses	16,332	11,984	10,077

	(17,852)	156,723	213,560

Total benefits and expenses	746,075	711,426	811,488

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains/losses on investments	174,319	155,156	9,888
Dividends to policyholders	21	22	24

Gain from operations before federal income tax expense and net realized capital gains/losses on investments	174,298	155,134	9,864
Federal income tax expense	25,592	20,548	9,379

Gain from operations before net realized capital gains/losses on investments	148,706	134,586	485
Net realized capital gain/ (loss) on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	11,103	(4,591)	(12,431)

Net income (loss)	$159,809	$129,995	$(11,946)

See accompanying notes.

5

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Aggregate Write-ins for Other than Special Surplus Funds	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2011	$2,500	$70,527	$149,627	$288,610	$511,264
Net loss	—	—	—	(11,946)	(11,946)
Change in net unrealized capital gains and losses, net of tax	—	—	—	(3,720)	(3,720)
Change in nonadmitted assets	—	—	—	(27,616)	(27,616)
Change in asset valuation reserve	—	—	—	378	378
Change in liability for reinsurance in unauthorized companies	—	—	—	(104)	(104)
Dividend to stockholder	—	—	—	(250,000)	(250,000)
Change in net deferred income tax asset	—	—	—	18,337	18,337
Change in surplus as a result of reinsurance	—	—	—	41,629	41,629
Change in admitted deferred tax asset pursuant to SSAP No. 10R	—	(3,024)	—	—	(3,024)

Balance at December 31, 2011	2,500	67,503	149,627	55,568	275,198
Net income	—	—	—	129,995	129,995
Change in net unrealized capital gains and losses, net of tax	—	—	—	118	118
Change in nonadmitted assets	—	—	—	(7,849)	(7,849)
Change in asset valuation reserve	—	—	—	(3,201)	(3,201)
Dividend to stockholder	—	—	—	(27,000)	(27,000)
Change in net deferred income tax asset	—	—	—	(12,437)	(12,437)
Change in surplus as a result of reinsurance	—	—	—	(21,315)	(21,315)
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	(67,503)	—	67,503	—
Correction of error - reinsurance	—	—	—	4,907	4,907

Balance at December 31, 2012 - restated	$2,500	$—	$149,627	$186,289	$338,416

6

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012 - restated	$2,500	$149,627	$186,289	$338,416
Net income	—	—	159,809	159,809
Change in net unrealized capital gains and losses, net of tax	—	—	4,189	4,189
Change in nonadmitted assets	—	—	(11,138)	(11,138)
Change in asset valuation reserve	—	—	(5,603)	(5,603)
Change in liability for reinsurance in unauthorized and certified companies	—	—	265	265
Dividend to stockholder	—	—	(50,000)	(50,000)
Change in net deferred income tax asset	—	—	(14,829)	(14,829)
Change in surplus as a result of reinsurance	—	—	(15,661)	(15,661)

Balance at December 31, 2013	$2,500	$149,627	$253,321	$405,448

See accompanying notes.

7

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Operating activities
Premiums collected, net of reinsurance	$540,933	$485,063	$480,756
Net investment income received	96,249	84,038	85,361
Miscellaneous income received	278,156	277,542	271,567
Benefit and loss related payments	(636,087)	(521,038)	(698,717)
Commissions, expenses paid and aggregate write-ins for deductions	(262,111)	(264,731)	(250,591)
Net transfers from separate accounts	354,274	200,378	371,180
Dividends paid to policyholders	(21)	(22)	(24)
Federal and foreign income taxes paid	(25,415)	(5,134)	(88,126)

Net cash provided by operating activities	345,978	256,096	171,406
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	321,363	337,040	263,103
Common stocks	117	2	120
Mortgage loans on real estate	3,846	9,355	6,267
Other invested assets	6	1	—
Securities lending reinvested collateral assets	—	4,729	104,301
Miscellaneous proceeds	21,512	5,275	6

Total investment proceeds	346,844	356,402	373,797
Costs of investments acquired:
Bonds	(657,368)	(562,044)	(212,793)
Common stocks	(825)	(1,143)	(597)
Mortgage loans on real estate	(31,484)	(10,800)	(43,694)
Real estate	(235)	(153)	66
Other invested assets	(651)	(502)	(845)
Securities lending reinvested collateral assets	(3,366)	—	—
Miscellaneous applications	(33)	(4,550)	(18,575)

Total cost of investments acquired	(693,962)	(579,192)	(276,438)
Net increase in policy loans	(31,699)	(5,064)	(14,526)

Net cost of investments acquired	(725,661)	(584,256)	(290,964)

Net cash (used in) provided by investing activities	(378,817)	(227,854)	82,833

8

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Financing and miscellaneous activities
Cash provided (applied):
Net deposits (withdrawals) on deposit-type contracts and other insurance liabilities	(1,417)	1,424	(2,510)
Borrowed funds	331	21,064	5,229
Dividends to stockholder	(50,000)	(27,000)	(250,000)
Funds held under reinsurance treaty with unauthorized reinsurers	23,697	20,836	18,404
Receivable from parent, subsidiaries and affiliates	(8,867)	(8,925)	10,767
Payable to parent, subsidiaries and affiliates	—	(26,732)	6,775
Payable for securities lending	3,366	(4,726)	(104,302)
Other cash provided (applied)	(7,958)	9,696	(10,387)

Net cash (used in) provided by financing and miscellaneous activities	(40,848)	(14,363)	(326,024)

Net (decrease) increase in cash, cash equivalents and short-term investments	(73,687)	13,880	(71,785)
Cash, cash equivalents and short-term investments:
Beginning of year	184,234	170,354	242,139

End of year	$110,547	$184,234	$170,354

See accompanying notes.

9

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Western Reserve Life Assurance Co. of Ohio (the Company) is a stock life insurance company and is a wholly owned subsidiary of Aegon USA, LLC (Aegon). Aegon is an indirect, wholly owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company operates predominantly in the variable universal life and variable annuity areas of the life insurance business. The Company is licensed in 49 states, District of Columbia, Puerto Rico and Guam. Sales of the Company’s products are through financial planners, independent representatives, financial institutions and stockbrokers. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed maturity investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

10

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

11

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under

12

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and agent debit balances, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

13

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10 (SSAP No. 101). Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

14

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow

15

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustments for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate that the Company classifies as held for sale is measured at lower

16

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balance.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, preferred and common stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company did not exclude any investment income due and accrued with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

17

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments: Total return swaps are used in the asset/liability management process to mitigate the risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or interest rate index) and floating leg (tied to LIBOR) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedge item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no

18

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

cash is exchanged at the outset of initiating the variance swap and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Separate Accounts

Separate accounts held by the Company primarily represent funds which are administered for individual variable universal life and variable annuity contracts. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. The separate accounts, held for individual policyholders, do not have any minimum guarantees, and the investment risks associated with the fair value changes are borne entirely by the policyholder.

The Company received variable contract premiums of $282,851, $305,221 and $349,011, in 2013, 2012 and 2011, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received $291,416, $300,860 and $312,161, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

19

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of premium for periods beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 5.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 4 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually

20

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reflected as premiums, benefits or changes in reserve in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 13 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92

21

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 9 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

22

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 6 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 2 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $67,503 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 5 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes –Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $67,503 at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability

23

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 2 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures to be made in the Notes to the Financial Statements. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R – Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

24

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014 the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of these changes, $1,841 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

Correction of Errors

In 2014 after the filing of the Annual Statement, the Company discovered an error in the reporting of an affiliated modified coinsurance transaction resulting in misstatements of the reserve adjustments on reinsurance ceded, commissions and expense allowances on reinsurance ceded, and benefit expenses in the Statement of Operations. The impact of this error on the aforementioned accounts as of December 31, 2011 was an understatement of net income of $7,549 ($4,907 net of tax). This was corrected and is reflected as a correction of an error in the capital and surplus accounts of the 2012 Statement of Changes in Capital and Surplus. The 2012 financial statements have been restated to properly reflect the impact of the error and the 2013 financial statements have been properly stated.

25

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Restatements

The Company identified errors in its prior year audited statutory financial statements related to affiliated reinsurance receivables. The Company has obtained approval from the Ohio Department of Insurance to restate its 2012 statutory financial statements. The following tables show the impact of the restatement.

	Year Ended December 31, 2012
Balance sheet	As Reported	Adjustment	As Restated
Total admitted assets
Net deferred income tax asset	103,071	2,070	105,141
Receivable from parent, subsidiaries and affiliates	—	10,992	10,992

Total admitted assets	$8,600,827	$13,062	$8,613,889

Total liabilities
Payable to parent	15,332	(15,332)	—
Federal income taxes payable	8,738	9,213	17,951

Total liabilities	$8,281,592	$(6,119)	$8,275,473

	Year Ended December 31, 2012
Statement of Operation	As Reported	Adjustment	As Restated
Commissions and expense allowances on reinsurance ceded	(3,415)	(4,655)	(8,070)
Reserve adjustments on reinsurance ceded	(24,697)	11,499	(13,198)
Benefits paid or provided for: Life	70,668	273	70,941
Gain before benefit from income taxes	148,563	6,571	155,134
Expense from income taxes	13,977	6,571	20,548

Net income	$129,995	$—	$129,995

	Year Ended December 31, 2012
Statement of Changes in Capital and Surplus	As Reported	Adjustment	As Restated
Balance at January 1, 2012	$275,198	$—	$275,198
Net income	129,995	—	129,995
Change in nonadmitted assets	(9,919)	2,070	(7,849)
Change in surplus as a result of reinsurance	(33,519)	12,204	(21,315)
Correction of error - reinsurance	—	4,907	4,907

Balance at December 31, 2012	$319,235	$19,181	$338,416

26

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31, 2012
Consolidated Statement of Cash Flows	As Reported	Adjustment	As Restated
Operating activities:
Miscellaneous income received	258,494	19,048	277,542
Benefit and loss related payments	(520,765)	(273)	(521,038)

Net cash provided by (used in) operating activities	$237,321	$18,775	$256,096

Investing activities:

Net cash (used in) provided by investing activities	$(227,854)	$—	$(227,854)

Financing and miscellaneous activities:
Receivable from parent, subsidiaries and affiliates	2,067	(10,992)	(8,925)
Payable to parent, subsidiaries and affiliates	(11,400)	(15,332)	(26,732)
Other cash provided (applied)	2,147	7,549	9,696

Net cash (used in) provided by financing and miscellaneous activities	$4,412	$(18,775)	$(14,363)

2. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

27

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

28

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash in not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunctions with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions.

29

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable from/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Investment Contract Liabilities: The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 6, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

30

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$106,781	$106,781	$—	$106,781	$—	$—
Bonds	1,481,846	1,448,053	92,402	1,360,214	29,230	—
Mortgage loans on real estate	79,470	77,805	—	—	79,470	—
Other invested assets	500	500	—	500	—	—
Policy loans	442,800	442,800	—	442,800	—	—
Securities lending reinvested collateral	88,261	88,265	—	88,261	—	—
Receivable from parent, subsidiaries and affiliates	19,859	19,859	—	19,859	—	—
Separate account assets	6,969,477	6,969,477	6,969,477	—	—	—
Liabilities
Investment contract liabilities	415,572	408,065	—	3,735	411,837	—
Deposit-type contracts	21,520	21,520	—	21,520	—	—
Equity swaps	4,100	4,100	—	4,100	—	—
Separate account annuity liabilities	3,383,676	3,383,676	—	3,383,676	—	—

	December 31 2012 - restated
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$182,489	$182,489	$—	$182,489	$—	$—
Bonds	1,205,473	1,116,229	72,215	1,124,699	8,559	—
Common stocks, other than affiliates	117	117	117	—	—	—
Mortgage loans on real estate	52,182	50,714	—	—	52,182	—
Policy loans	411,101	411,101	—	411,101	—	—
Securities lending reinvested collateral	84,804	84,899	—	84,804	—	—
Receivable from parent, subsidiaries and affiliates	10,992	10,992	—	10,992	—	—
Separate account assets	6,477,241	6,477,241	6,477,241	—	—	—
Liabilities
Investment contract liabilities	495,984	493,117	—	9,346	486,638	—
Deposit-type contracts	14,647	14,647	—	14,647	—	—
Interest rate swaps	1,841	1,841	—	1,841	—	—
Separate account annuity liabilities	3,251,991	3,251,991	—	3,251,991	—	—

31

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,455	$551	$2,006

Total bonds	—	1,455	551	2,006
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	61,490	—	61,490
Mutual funds	—	45,194	—	45,194
Sweep accounts	—	94	—	94

Total Short-term	—	106,781	—	106,781
Separate account assets	—	—	—	—

Total assets at fair value	$—	$108,236	$551	$108,787

Liabilities:
Derivative liabilities	$—	$4,100	$—	$4,100

Total liabilities at fair value	$—	$4,100	$—	$4,100

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,246	$555	$1,801

Total bonds	—	1,246	555	1,801
Common stock
Industrial and miscellaneous	117	—	—	117

Total common stock	117	—	—	117
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	134,981	—	134,981
Mutual funds	—	47,260	—	47,260
Sweep accounts	—	245	—	245

Total Short-term	—	182,489	—	182,489
Separate account assets	6,477,241	—	—	6,477,241

Total assets at fair value	$6,477,358	$183,735	$555	$6,661,648

32

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

33

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets and liabilities classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$555	$—	$—	$43	$(27)

Total	$555	$—	$—	$43	$(27)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2013
Bonds
Other	$—	$—	$—	$20	$551

Total	$—	$—	$—	$20	$551

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$559	$—	$—	$51	$(25)

Total	$559	$—	$—	$51	$(25)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2012
Bonds
Other	$—	$—	$—	$30	$555

Total	$—	$—	$—	$30	$555

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. The Company is exploring the sale of 2 parcels of land adjacent to its home office properties. Therefore, these 2 properties are carried at fair value less cost to sell as of December 31, 2013, which amounts to $6,259. There was no real estate carried at fair value as of December 31, 2012.

34

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified in Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

3. Investments

The carrying amount and estimated fair value of investments in bonds are as follows:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$82,813	$1,150	$10	$2,075	$81,878
State, municipal and other government	32,010	759	354	1,246	31,169
Hybrid securities	19,038	2,622	—	—	21,660
Industrial and miscellaneous	936,439	37,152	1,088	15,148	957,355
Mortgage and other asset-backed securities	377,753	17,489	1,079	4,379	389,784

	$1,448,053	$59,172	$2,531	$22,848	$1,481,846

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$52,940	$5,702	$—	$—	$58,642
State, municipal and other government	27,378	3,421	50	—	30,749
Hybrid securities	19,055	864	1,238	—	18,681
Industrial and miscellaneous	720,424	68,173	24	1,072	787,501
Mortgage and other asset-backed securities	296,432	19,586	6,083	35	309,900

	$1,116,229	$97,746	$7,395	$1,107	$1,205,473

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for greater than or equal to twelve months, the Company held 26 and 21 securities with a carrying amount of $49,119 and $51,454 and an unrealized loss of $2,531 and $7,394 with an

35

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

average price of 94.9 and 85.6 (fair value/amortized cost). Of this portfolio, 82.2% and 72.4% were investment grade with associated unrealized losses of $1,394 and $5,266, respectively.

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for less than twelve months, the Company held 178 and 17 securities with a carrying amount of $609,765 and $61,424 and an unrealized loss of $22,848 and $1,107 with an average price of 96.3 and 98.2 (fair value/amortized cost). Of this portfolio, 98.0% and 88.5% were investment grade with associated unrealized losses of $21,926 and $788, respectively.

The estimated fair value of bonds and common stocks with gross unrealized losses at December 31, 2013 and 2012 are as follows:

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$540	$64,656	$65,196
State, municipal and other government	1,814	14,149	15,963
Industrial and miscellaneous	27,904	380,486	408,390
Mortgage and other asset-backed securities	16,330	127,625	143,955

	$46,588	$586,916	$633,504

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$—	$550	$550
State, municipal and other government	2,120	—	2,120
Hybrid securities	8,250	—	8,250
Industrial and miscellaneous	641	57,229	57,870
Mortgage and other asset-backed securities	33,049	2,539	35,588

	44,060	60,318	104,378
Unaffiliated common stocks	—	116	116

	$44,060	$60,434	$104,494

36

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepay penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$25,979	$26,476
Due after one year through five years	294,870	311,620
Due after five years through ten years	507,668	510,003
Due after ten years	241,783	243,963

	$1,070,300	$1,092,062
Mortgage and other asset-backed securities	377,753	389,784

	$1,448,053	$1,481,846

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2013 or 2011. The following table provides the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value during the year ended December 31, 2012.

	Amortized
	Cost Basis	OTTI Recognized in Loss
	Before OTTI	Interest	Non-interest	Fair Value
Year Ended December 31, 2012
OTTI recognized 4th Quarter:
Inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis	$8,122	$—	$117	$8,005

Total 4th Quarter OTTI on loan-backed securities	8,122	—	117	8,005

Aggregate total	$8,122	$—	$117	$8,005

37

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$4,934	$244	$4,690	$930
2nd quarter present value of cash flows expected to be less than the amortized cost basis	3,857	64	3,793	403
3rd quarter present value of cash flows expected to be less than the amortized cost basis	6,137	505	5,632	1,815
4th quarter present value of cash flows expected to be less than the amortized cost basis	2,378	104	2,274	2,135

Aggregate total	$17,306	$917	$16,389	$5,283

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,582	$10	$1,572	$926
2nd quarter present value of cash flows expected to be less than the amortized cost basis	6,924	56	6,868	2,062
3rd quarter present value of cash flows expected to be less than the amortized cost basis	31	1	30	18
4th quarter present value of cash flows expected to be less than the amortized cost basis	14,707	317	14,390	9,570

Aggregate total	$23,244	$384	$22,860	$12,576

38

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,000	$24	$976	$529
2nd quarter present value of cash flows expected to be less than the amortized cost basis	2,733	80	2,653	1,548
3rd quarter present value of cash flows expected to be less than the amortized cost basis	2,604	25	2,579	1,377
4th quarter present value of cash flows expected to be less than the amortized cost basis	3,821	108	3,713	2,307

Aggregate total	$10,158	$237	$9,921	$5,761

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
35729PPC8	$4,000	$3,869	$131	$3,869	$703	1Q 2013
759950FJ2	934	822	112	822	227	1Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
759950FJ2	818	652	166	652	255	3Q 2013
12668WAC1	813	785	28	785	727	4Q 2013
759950FJ2	201	190	11	190	207	4Q 2013

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2013
The aggregate amount of unrealized losses	$1,974	$4,389
The aggregate related fair value of securities with unrealized losses	18,285	127,677

39

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2012
The aggregate amount of unrealized losses	$11,568	$35
The aggregate related fair value of securities with unrealized losses	34,850	4,056

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$55,638	$47,292	$41,739
Common stocks	15,510	13,925	18,667
Mortgage loans on real estate	2,542	2,091	1,502
Real estate	4,520	4,409	4,571
Policy loans	22,562	21,841	21,751
Cash, cash equivalents and short-term investments	213	314	386
Derivatives	23	—	(516)
Other invested assets	(764)	(684)	(1,287)
Other	1,250	1,130	515

Gross investment income	101,494	90,318	87,328
Less investment expenses	9,004	8,589	7,297

Net investment income	$92,490	$81,729	$80,031

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$312,963	$324,065	$258,853

Gross realized gains	$3,042	$6,484	$3,231
Gross realized losses	(6,545)	(1,347)	(2,031)

Net realized capital gains (losses)	$(3,503)	$5,137	$1,200

The Company had gross realized losses for the years ended December 31, 2013, 2012, and 2011 of $923, $417 and $311, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds.

40

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(4,426)	$4,720	$889
Common stocks	—	1	—
Mortgage loans	—	252	237
Real estate	(830)	—	—
Cash, cash equivalents and short-term investments	—	—	5
Derivatives	13,326	(4,550)	(13,204)
Other	(33)	(170)	—

	8,037	253	(12,073)
Federal income tax effect	968	(1,153)	402
Transfer to interest maintenance reserve	2,098	(3,691)	(760)

Net realized capital gains (losses) on investments	$11,103	$(4,591)	$(12,431)

The Company did not have any recorded investments in restructured securities at December 31, 2013 and 2011. At December 31, 2012, the Company had recorded investments in restructured securities of $118. The capital gain taken as a direct result of restructures in 2012 was $34. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$4,581	$765	$(999)
Common stocks	1	(1)	(3,237)
Affiliated entities	2,679	342	—
Derivatives	(2,259)	(1,330)	461
Other invested assets	—	222	(206)

Change in unrealized capital gains (losses)	5,002	(2)	(3,981)
Taxes on unrealized capital gains/losses	—	120	261

Change in unrealized capital gains (losses), net of tax	$5,002	$118	$(3,720)

41

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Commercial	Total
AAA - AA	$26,358	$26,358
A	51,447	51,447

	$77,805	$77,805

The credit quality for commercial mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the Company issued mortgage loans with a maximum interest rate of 3.80% and a minimum interest rate of 3.60% for commercial loans. During 2012, the Company issued mortgage loans with a maximum interest rate of 3.75% and a minimum interest rate of 3.70% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the years ending December 31, 2013 and 2012 at the time of origination was 64% and 70%, respectively. During 2013 and 2012, no loans were transferred from affiliated entities.

42

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$77,805	$—	$77,805
(b) 30-59 Days Past Due	—	—	—	—	—	—	—
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$50,714	$—	$50,714
(b) 30-59 Days Past Due	—	—	—	—	—	—	-
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2013, 2012 or 2011. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2013, 2012 or 2011.

During 2013, 2012 and 2011, no mortgage loans were foreclosed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $759 and $482, respectively.

43

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2013	2012		2013	2012
South Atlantic	57%	39%	Retail	46%	74%
W. South Central	15	11	Other	34	2
Pacific	12	24	Office	20	24
Middle Atlantic	7	11
W. North Central	6	10
Mountain	3	5

At December 31, 2013, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from two to eight and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from two to thirteen years. There are no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2013 related to these credits.

At December 31, 2012, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from three to nine and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from three to fourteen years. There were no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2012 related to these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$160	$489

Total		$160	$489

		December 31, 2012
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$426	$755

Total		$426	$755

*	The unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

The Company had no non-transferable state tax credits.

44

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. At December 31, 2013 and 2012, the Company does not have any contracts, aggregated at a counterparty level, with a positive fair value. At December 31, 2013 and 2012, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amount to $4,100 and $1,841, respectively.

At December 31, 2013 and 2012, respectively, the Company has recorded $(4,100) and $(1,841) for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss.

The Company did not recognize any unrealized gains or losses during 2013 or 2012 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay fixed swaps with a notional amount of $690 and $8.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay floating swaps with a notional amount of $14,368 and $0.

The Company recognized net realized gain (losses) from swaps in the amount of $(3,558), $(3,791) and $0 for the years ended December 31, 2013, 2012, and 2011, respectively.

Under exchange traded futures and options, the Company agrees to purchase a specified number of contracts from other parties and to post a variation margin on a daily basis in an amount equal to the difference in the daily fair values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange. The Company recognized net realized gains (losses) from futures contracts in the amount of $16,914, $758 and $13,203 for the years ended December 31, 2013, 2012 and 2011, respectively.

45

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Open futures contracts at December 31, 2013 and 2012 are as follows:

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2013
		DJ EURO STOXX
Long	967	March 2014 Futures	$28,040	$30,054
		HANG SENG IDX
Long	140	January 2014 Futures	162,918	163,331
		S&P 500
Long	306	March 2014 Futures	134,506	140,844
		S&P 500
Short	135	March 2014 Futures	59,917	62,137

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
		DJ EURO STOXX
Long	529	March 2013 Futures	$18,310	$18,290
		HANG SENG IDX
Long	60	January 2013 Futures	8,751	8,779
		S&P 500
Long	44	March 2013 Futures	15,070	15,621

46

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted Current Year
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	88,184	—	—	—	88,184
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	26,475	—	—	—	26,475
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	3,526	—	—	—	3,526
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	18,694	—	—	—	18,694
l. Other restricted assets	—	—	—	—	—

m. Total Restricted Assets	$136,879	$—	$—	$—	$136,879

47

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	84,932	3,252	88,184	0.94	0.94
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	25,986	489	26,475	0.28	0.28
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	3,567	(41)	3,526	0.04	0.04
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	14,125	4,569	18,694	0.20	0.20
l. Other restricted assets	—	—	—	0.00	0.00

m. Total Restricted Assets	$128,610	$8,269	$136,879	1.46%	1.46%

Assets pledged as collateral not captured in other categories includes invested assets with a carrying value of $18,694 and $14,125, respectively, in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

4. Reinsurance

The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and

48

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

this would become an actual liability in the event that the assuming insurance company became unable to meet its obligations under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$729,989	$684,163	$670,285
Reinsurance assumed - affiliated	—	—	763
Reinsurance ceded - affiliated	(139,956)	(149,569)	(143,983)
Reinsurance ceded - non-affiliated	(48,942)	(49,886)	(46,466)

Net premiums earned	$541,091	$484,708	$480,599

The Company received reinsurance recoveries in the amount of $126,271, $137,800 (restated) and $129,708 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $16,802 and $18,533, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $491,148 and $631,262, respectively. As of December 31, 2013 and 2012, the amount of reserve credits for reinsurance ceded that represented unauthorized affiliated companies were $433,483 and $571,479, respectively.

The Company would experience no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

On July 1, 2013, the Company recaptured certain treaties from a non-affiliate, for which net consideration received was $1,174, life and claim reserves recaptured were $3,296, premiums recaptured were $2,004, and claims recaptured were $956, resulting in a pre-tax loss of $1,081, which was included in the Statement of Operations.

On April 26, 2011, Aegon N.V announced the divestiture of its life reinsurance operations, Transamerica Reinsurance to SCOR SE, a Societas Europaea organized under the laws of France (SCOR), which was effective August 9, 2011.

The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited, an Irish reinsurance company (TIRI). In preparation of the divestiture of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re

49

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

(Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $94,262, which was included in the statement of operations, and a net of tax gain of $63,421 which has been credited directly to unassigned surplus. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the traditional life business that was previously reinsured on a coinsurance funds withheld basis to TIRI, and subsequently reinsured this business to TIRe. The Company paid recapture consideration of $29,300 and released the associated funds withheld liability of $22,729 associated with the recapture, and received an initial ceding commission of $27,400 and established a funds withheld liability of $23,061 on the new cession to TIRe. Life, claim reserves and other assets associated with this block that were exchanged were $86,197, $9,563 and $2,344, respectively. The Company released into income a previously deferred unamortized gain resulting from the original cession of this business to TIRI in the amount of $175 ($120 net of tax) resulting in a pre-tax loss of $99,812 on the recapture which was included in the statement of operations as of December 31, 2011. The cession to TIRe resulted in a net of tax gain of $63,541, which was credited directly to unassigned surplus at December 31, 2011.

Effective April 1, 2011, TIRI, recaptured the BOLI/COLI catastrophic mortality risk that had previously been retro-ceded to the Company. The Company released life and claim reserves of $5,507 and $43, respectively, with no consideration exchanged, resulting in a pre-tax gain of $5,550 which was included in the statement of operations at December 31, 2011.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions occurring prior to 2011 of $15,661, $21,315 (restated) and $21,792, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2013, 2012 and 2011 were $196,300, $179,100 and $273,000, respectively.

50

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

	December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$188,007	$5,014	$193,021
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	188,007	5,014	193,021
Deferred Tax Assets Nonadmitted	98,096	—	98,096

Subtotal (Net Deferred Tax Assets)	89,911	5,014	94,925
Deferred Tax Liabilities	6,726	1,814	8,540

Net Admitted Deferred Tax Assets	$83,185	$3,200	$86,385

	December 31, 2012 – restated
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$204,072	$5,477	$209,549
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	204,072	5,477	209,549
Deferred Tax Assets Nonadmitted	94,756	225	94,981

Subtotal (Net Deferred Tax Assets)	109,316	5,252	114,568
Deferred Tax Liabilities	8,074	1,353	9,427

Net Admitted Deferred Tax Assets	$101,242	$3,899	$105,141

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$(16,065)	$(463)	$(16,528)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	(16,065)	(463)	(16,528)
Deferred Tax Assets Nonadmitted	3,340	(225)	3,115

Subtotal (Net Deferred Tax Assets)	(19,405)	(238)	(19,643)
Deferred Tax Liabilities	(1,348)	461	(887)

Net Admitted Deferred Tax Assets	$(18,057)	$(699)	$(18,756)

51

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
		Restated
Ordinary
Policyholder reserves	$87,923	$105,158	(17,235)
Investments	1,436	644	792
Deferred acquisition costs	83,907	85,238	(1,331)
Compensation and benefits accrual	458	470	(12)
Receivables - nonadmitted	13,607	10,866	2,741
Corporate Provision	—	350	(350)
Other (including items <5% of ordinary tax assets)	676	1,346	(670)

Subtotal	188,007	204,072	(16,065)
Nonadmitted	98,096	94,756	3,340

Admitted ordinary deferred tax assets	89,911	109,316	(19,405)
Capital:
Investments	5,014	5,477	(463)
Other (including items <5% of total total capital tax assets)	—	—	—

Subtotal	5,014	5,477	(463)
Nonadmitted	—	225	(225)

Admitted capital deferred tax assets	5,014	5,252	(238)

Admitted deferred tax assets	$94,925	$114,568	$(19,643)

	Year Ended December 31
	2013	2012	Change
		Restated
Deferred Tax Liabilities:
Ordinary
Investments	$27	$295	$(268)
§807(f) adjustment	6,075	7,769	(1,694)
Other (including items <5% of total ordinary tax liabilities)	291	10	281

Subtotal	6,393	8,074	(1,681)
Capital
Investments	2,147	1,353	794
Other (including items <5% of total capital tax liabilities)	—	—	—

Subtotal	2,147	1,353	794

Deferred tax liabilities	8,540	9,427	(887)

Net deferred tax assets/liabilities	$86,385	$105,141	$(18,756)

The Company did not record a valuation allowance for deferred tax assets as of December 31, 2013 and 2012.

52

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$59,186	$568	$59,754
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	23,999	2,632	26,631
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	23,999	2,632	26,631
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	43,246
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	6,726	1,814	8,540

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$89,911	$5,014	$94,925

	December 31, 2012 - restated
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$78,322	$1,538	$79,860
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	22,921	2,360	25,281
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	22,921	2,360	25,281
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	32,425
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	8,074	1,353	9,427

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$109,317	$5,251	$114,568

53

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(19,136)	$(970)	$(20,106)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	1,078	272	1,350
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	1,078	272	1,350
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	10,821
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(1,348)	461	(887)

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(19,406)	$(237)	$(19,643)

	December 31
	2013	2012	Change
		Restated
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	660%	629%	31%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$319,063	$233,275	$85,788

54

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

	December 31, 2013
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$188,007	$5,014	$193,021
(% of Total Adjusted Gross DTAs)	0%	89%	2%

Net Admitted Adjusted Gross DTAs	$89,911	$5,014	$94,925
(% of Total Net Admitted Adjusted Gross DTAs)	0%	52%	3%

	December 31, 2012 - restated
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$204,072	$5,477	$209,549
(% of Total Adjusted Gross DTAs)	0%	72%	2%

Net Admitted Adjusted Gross DTAs	$109,317	$5,251	$114,568
(% of Total Net Admitted Adjusted Gross DTAs)	0%	38%	2%

		Change
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$(16,065)	$(463)	$(16,528)
(% of Total Adjusted Gross DTAs)	0%	17%	0%

Net Admitted Adjusted Gross DTAs	$(19,406)	$(237)	$(19,643)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	14%	1%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

55

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
		Restated
Current Income Tax
Federal	$25,592	$20,548	$5,044
Foreign	—	—	—

Subtotal	25,592	20,548	5,044

Federal income tax on net capital gains	(968)	1,153	(2,121)
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$24,624	$21,701	$2,923

	Year Ended December 31
	2012	2011	Change
	Restated
Current Income Tax
Federal	$20,548	$9,379	$11,169
Foreign	—	—	—

Subtotal	20,548	9,379	11,169

Federal income tax on net capital gains	1,153	(402)	1,555
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$21,701	$8,977	$12,724

56

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
		Restated
Current income taxes incurred	$24,624	$21,701	$8,977
Change in deferred income taxes (without tax on unrealized gains and losses)	14,829	12,437	(18,337)

Total income tax reported	$39,453	$34,138	$(9,360)

Income before taxes	$182,335	$155,387	$(2,209)
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$63,817	$54,385	$(773)
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(13,794)	(9,949)	(13,603)
Tax credits	(499)	(847)	(1,817)
Tax-exempt Income	(11)	—	—
Tax adjustment for IMR	(269)	(531)	(464)
Surplus adjustment for in-force ceded	(5,481)	(7,460)	14,570
Nondeductible expenses	7	9	53
Deferred tax benefit on other items in surplus	(2,725)	(258)	(5,245)
Provision to return	(583)	(569)	(498)
Life-owned life insurance	(809)	(808)	(798)
Dividends from certain foreign corporations	124	179	165
Prior period adjustment	—	—	(810)
Other	(324)	(13)	(140)

Total income tax reported	$39,453	$34,138	$(9,360)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

57

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

The Company incurred income taxes during 2013, 2012 and 2011 of $25,819, $23,920 (restated) and $10,171, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $398 and $635, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $398. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $17, $34 and $107, respectively. The total interest payable balance as of December 31, 2013 and 2012 is $16 and $43, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

58

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Policy and Contract Attributes

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$6,430	$—	$6,430	0%
At book value less surrender charge of 5% or more	17,134	—	17,134	0
At fair value	10,146	3,383,580	3,393,727	85

Total with adjustment or at fair value	33,710	3,383,580	3,417,291	85
At book value without adjustment (minimal or no charge or adjustment)	338,449	—	338,449	9
Not subject to discretionary withdrawal	224,984	24,398	249,381	6

Total annuity reserves and deposit liabilities	597,143	3,407,978	4,005,121	100%

Less reinsurance ceded	176,169	—	176,169

Net annuity reserves and deposit liabilities	$420,974	$3,407,978	$3,828,952

59

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$12,653	$—	$12,653	0%
At book value less surrender charge of 5% or more	23,271	—	23,271	1
At fair value	10,303	3,251,952	3,262,255	79

Total with adjustment or at fair value	46,226	3,251,952	3,298,179	80
At book value without adjustment (minimal or no charge or adjustment)	356,324	—	356,324	9
Not subject to discretionary withdrawal	460,643	17,530	478,173	11

Total annuity reserves and deposit liabilities	863,193	3,269,482	4,132,676	100%

Less reinsurance ceded	359,372	—	359,372

Net annuity reserves and deposit liabilities	$503,822	$3,269,482	$3,773,304

Information regarding the separate accounts of the Company is as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$—	$—	$282,851	$282,851

Reserves for accounts with assets at fair value at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

Reserves for separate accounts by withdrawal characteristics as of December 31, 2013:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,727,242	6,727,242
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,727,242	6,727,242
Not subject to discretionary withdrawal	—	—	—	24,398	24,398

Total separate account liabilities at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

60

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$—	$—	$305,221	$305,221

Reserves for accounts with assets at fair value at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,167,303	6,167,303
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,167,303	6,167,303
Not subject to discretionary withdrawal	—	—	—	17,530	17,530

Total separate account liabilities at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$—	$—	$349,011	$349,011

Reserves for accounts with assets at fair value at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,119,486	6,119,486
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,119,486	6,119,486
Not subject to discretionary withdrawal	—	—	—	10,809	10,809

Total separate account liabilities at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

61

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$282,994	$305,223	$349,322
Transfers from separate accounts	733,373	619,557	604,330

Net transfers from separate accounts	(450,379)	(314,334)	(255,008)
Miscellaneous reconciling adjustments	169,572	206,848	192,445

Net transfers as reported in the statement of operations of the Company	$(280,807)	$(107,485)	$(62,563)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $6,969,476 and $6,477,236, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$3,418,039	$3,285,825
Variable universal life	433,847	502,202
WRL asset accumulator	13,874	19,390
Variable life	3,103,717	2,669,818

Total separate account assets	$6,969,477	$6,477,236

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

62

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$1,972,229	$43,201	$32,994
Minimum guaranteed income benefit	911,702	151,267	140,999
Minimum guaranteed withdrawal benefit	743,795	121	—
December 31, 2012
Minimum guaranteed death benefit	$1,944,966	$115,540	$72,996
Minimum guaranteed income benefit	888,320	335,636	296,170
Minimum guaranteed withdrawal benefit	493,265	1,294	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $397,079 and $560,717, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $9,769, $10,487 and $11,446 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $11,952, $12,243 and $12,975, respectively, toward separate account guarantees.

63

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’ paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Ordinary direct renewal business	$—	$—	$—
Ordinary new business	1,739	1,026	2,765

	$1,739	$1,026	$2,765

December 31, 2012
Ordinary direct renewal business	$1,631	$1,103	$2,734
Ordinary new business	1	—	1

	$1,631	$1,103	$2,735

At December 31, 2013 and 2012, the Company had insurance in force aggregating $2,281,861 and $3,228,205, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Ohio Department of Insurance. The Company established policy reserves of $17,449 and $22,152 to cover these deficiencies at December 31, 2013 and 2012, respectively.

7. Capital and Surplus

The Company is subject to limitations, imposed by the Ohio Department of Insurance, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of Company’s statutory surplus as of the preceding December 31, or (b) net income for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2014, without the prior approval of insurance regulatory authorities, is $159,809.

On December 23, 2013, the Company paid common stock dividends of $50,000 to its parent company, Aegon. The Company received dividends of $13,090 and $2,420, from its subsidiaries, Transamerica Asset Management, Inc., and Transamerica Fund Services, Inc, respectively, during 2013.

On December 21, 2012, the Company paid common stock dividends of $27,000 to its parent company, Aegon. The Company received dividends of $11,550, $2,200 and $175, from its subsidiaries, Transamerica Asset Management, Inc., Transamerica Fund Services, Inc, and Intersecurities Insurance Agency, Inc., respectively, during 2012.

64

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On May 16, 2011, the Company paid common stock dividends of $250,000 to its parent company, Aegon. The amount consisted of $23,100 ordinary cash dividend and $226,900 extraordinary cash dividend. The Company received dividends of $11,165 and $7,502 from its subsidiaries, Transamerica Asset Management, Inc. and Transamerica Fund Services, Inc., respectively, during 2011. The Company made a capital contribution of $597 to Transamerica Asset Management, Inc. during 2011.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

8. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned government/other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government/other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $85,026 and $81,764 were on loan under securities lending agreements. The collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral had a fair value of $88,261 and $84,804 at December 31, 2013 and 2012, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$88,184
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	88,184
Securities received	—

Total collateral received	$88,184

65

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$5,395	$5,395
30 days or less	41,077	41,073
31 to 60 days	24,260	24,260
61 to 90 days	12,634	12,634
91 to 120 days	901	901
121 to 180 days	3,998	3,998
181 to 365 days	—	—
1 to 2 years	—	—
2-3 years	—	—
Greater than 3 years	—	—

Total	88,265	88,261
Securities received	—	—

Total collateral reinvested	$88,265	$88,261

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $88,267 (fair value of $88,261) that are currently tradable securities that could be sold and used to pay for the $88,184 in collateral calls that could come due under a worst-case scenario.

9. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation during the highest five consecutive years of employment. Pension expenses were $490, $627 and $1,255 for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan

66

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $260, $280 and $532 for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for 2013, 2012 and 2011 was none. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $117, $110 and $210 for the years ended 2013, 2012 and 2011, respectively.

10. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a Cost Sharing agreement between Aegon companies, providing for needed services. The Company is also party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations by administering the day-to-day real estate and mortgage loan operations of the Company. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The net amount received by the Company as a result of being a party to these agreements was $51,725, $44,117, and $33,717 during 2013, 2012 and 2011, respectively. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $24,966, $23,814, and $24,411 from this agreement during 2013, 2012 and 2011, respectively.

Receivables from and payables to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. At December 31, 2013, and 2012, the Company reported a net amount of $19,859 and $10,992 (restated), respectively, due from affiliates. Terms of settlement

67

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

require that these amounts are settled within 90 days. During 2013, 2012 and 2011, the Company paid net interest of $8, $12, and $39, respectively, to affiliates.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $75,881 and $75,295, respectively.

11. Commitments and Contingencies

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $448 and $1,624 and an offsetting premium tax benefit of $222 and $809 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $252, $60 and $(1,824) for 2013, 2012 and 2011, respectively.

The Company had no contingent commitments or LIHTC commitments as of December 31, 2013 and 2012.

The Company is required by the Commodity Futures Trading Commission (CFTC) to maintain assets on deposit with brokers for futures trading activity done on behalf of the Company. The broker has a secured interest with priority in the pledged assets, however, the Company has the right to recall and substitute the pledged assets. At December 31, 2013 and 2012, respectively, the Company pledged assets in the amount of $18,694 and $14,125 to satisfy the requirements of futures trading accounts.

68

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $26,475 and $25,986, respectively. The Company had an outstanding liability for borrowed money in the amount $26,718 and $26,355 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest. The Company did not participate in dollar repurchase agreements at December 31, 2011.

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$26,624
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	26,624
Securities received	—

Total collateral received	$26,624

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2013 and reacquired within 30 days of the sale date.

13. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

The Company is not subject to the annual fee imposed under section 9010 of the Affordable Care Act due to the Company’s health insurance premium falling below the $25 million threshold at which the fee applies.

69

Statutory-Basis Financial

Statement Schedules

Western Reserve Life Assurance Co. of Ohio

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$112,477 $	112,950	$112,477
States, municipalities and political subdivisions	53,342	52,613	53,342
Foreign governments	20,728	20,645	20,728
Hybrid securities	19,038	21,660	19,038
All other corporate bonds	1,243,373	1,273,978	1,242,468

Total fixed maturities	1,448,958	1,481,846	1,448,053
Mortgage loans on real estate	77,805		77,805
Real estate	33,641		33,641
Cash, cash equivalents and short-term investments	110,547		110,547
Policy loans	442,800		442,800
Securities lending reinvested collateral assets	88,265		88,265
Other invested assets	3,012		3,012

Total investments	$2,205,028		$2,204,123

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accruals of discounts.
(2)	Corporate bonds of $2,006 are held at fair value rather than amortized cost due to having and NAIC 6 rating.

70

Western Reserve Life Assurance Co. of Ohio

Supplementary Insurance Information

(Dollars in Thousands)

Schedule III

	Future Policy Benefits and Expenses	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims, Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$1,478,901	$24,359	$515,740	$69,314	$563,939	$345,287
Group life and health	42,505	84	12,399	1,834	12,357	4,341
Annuity	389,341	642	12,952	21,342	187,631	(367,480)

	$1,910,747	$25,085	$541,091	$92,490	$763,927	$(17,852)

Year ended December 31, 2012 - restated
Individual life	$1,269,626	$24,833	$458,257	$57,260	$301,282	$358,243
Group life and health	32,078	313	12,904	1,296	9,674	9,421
Annuity	481,279	1,193	13,547	23,173	243,747	(210,941)

	$1,782,983	$26,339	$484,708	$81,729	$554,703	$156,723

Year ended December 31, 2011
Individual life	$1,182,368	$27,384	$447,724	$54,583	$248,384	$428,545
Group life and health	24,599	313	10,631	1,016	8,035	7,554
Annuity	540,352	1,617	22,244	24,432	341,509	(222,539)

	$1,747,319	$29,314	$480,599	$80,031	$597,928	$213,560

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

71

Western Reserve Life Assurance Co. of Ohio

Reinsurance

(Dollars in Thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$90,587,615	$22,500,865	$—	$68,086,750	0%

Premiums:
Individual life	$674,998	$159,258	$—	$515,740	0%
Group life and health	28,039	15,640	—	12,399	0%
Annuity	26,952	14,000	—	12,952	0%

	$729,989	$188,898	$—	$541,091	0%

Year ended December 31, 2012
Life insurance in force	$119,611,140	$63,828,956	$—	$55,782,184	0%

Premiums:
Individual life	$633,538	$175,282	$—	$458,256	0%
Group life and health	26,038	13,133	—	12,905	0%
Annuity	24,587	11,040	—	13,547	0%

	$684,163	$199,455	$—	$484,708	0%

Year ended December 31, 2011
Life insurance in force	$115,294,179	$64,174,427	$—	$51,119,752	0%

Premiums:
Individual life	$612,636	$165,675	$763	$447,724	0%
Group life	23,890	13,259	—	10,631	0%
Annuity	33,760	11,516	—	22,244	0%

	$670,286	$190,450	$763	$480,599	0%

72

Western Reserve Life 2nd Quarter Interim Financial Statements (Unaudited)

Western Reserve Life Assurance Company of Ohio

Balance Sheet - Statutory Basis

(Dollars in thousands, except per share amounts)(Unaudited)

As of June 30, 2014

Admitted Assets
Cash and invested assets:
Cash and short-term investments	$138,895
Bonds	1,541,113
Common stock	43,643
Real estate
Home office properties	26,918
Properties held for sale	6,259
Mortgage loans on real estate	156,209
Policy loans	454,634
Securities lending reinvested collateral assets	93,140
Other invested assets	2,595

Total cash and invested assets	2,463,406
Premiums deferred and uncollected	2,973
Investment income due and accrued	18,883
Reinsurance receivable	5,383
Net deferred tax asset	90,128
Accounts receivable	5,272
Guaranty funds receivable	915
Estimated premium tax offset on the provision for future guarantee fund assessments	222
Cash surrender value of life insurance policies	76,779
Other assets	45
Separate account assets	6,876,097

Total admitted assets	$9,540,103

Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	1,628,101
Annuity	395,221
Accident and Health	1,445
Life policy and contract claim reserves	24,274
Liability for deposit-type contracts	22,471
Federal income taxes payable	399
Transfers from separate accounts due or accrued	(179,736)
Amounts withheld or retained	1,347
Taxes, licenses and fees due and accrued	4,041
Remittances and items not allocated	10,433
Borrowed money	27,042
Asset valuation reserve	22,892
Interest maintenance reserve	25,997
Funds held under coinsurance and other reinsurance treaties	86,896
Payable to parent, subsidiaries and affiliates	43,152
Unearned investment income	9,478
Other liabilities	7,266
Derivatives	4,822
Payable for securities lending	93,140
Separate account liabilities	6,876,097

Total liabilities	9,104,778
Capital and surplus:
Common stock, $1.00 par value, 3,000,000 shares authorized and 2,500,000 shares issued and outstanding	2,500
Paid-in surplus	149,627
Unassigned surplus	283,198

Total capital and surplus	435,325

Total liabilities and capital and surplus	$9,540,103

Western Reserve Life Assurance Company of Ohio

Statement of Operations - Statutory Basis

(Dollars in thousands)(Unaudited)

For the Six Months Ended June 30, 2014

Revenues:
Premiums and other considerations, net of reinsurance
Life	$292,965
Annuity	3,667
Accident and Health	1,667
Net investment income	42,508
Amortization of interest maintenance reserve	285
Commissions and expense allowances on reinsurance ceded	(3,693)
Reserve adjustments on reinsurance ceded	(5,307)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	141,759
Income earned on company owned life insurance	898
Other income	9,312

484,061
Benefits and expenses:
Benefits paid or provided for:
Life	37,772
Annuity benefits	11,808
Surrender benefits	187,946
Other benefits	3,220
Increase (decrease) in aggregate reserves for policies and contracts:
Life	117,967
Annuity	(4,235)
Accident and Health	288

354,766
Insurance expenses:
Commissions	91,916
General insurance expenses	40,538
Taxes, licenses and fees	9,303
Net transfers to separate accounts	(62,601)
Other expenses	6,502

85,658

440,424

Gain from operations before federal income tax expense and net realized capital gains on investments	43,637
Dividends to policyholders	11

Gain from operations before federal income tax expense and net realized capital gains/losses on investments	43,626
Federal income tax expense	12,380

Gain from operations before net realized capital gains on investments	31,246
Net realized capital gains on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	15,004

Net income	$46,250

Western Reserve Life Assurance Company of Ohio

Statement of Changes in Capital and Surplus - Statutory Basis

(Dollars in thousands)(Unaudited)

	Common Stock	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2014	$2,500	$149,627	$253,321	$405,448
Net income	0	0	46,250	46,250
Change in net unrealized capital gains and losses, net of tax	0	0	7,905	7,905
Change in net deferred income tax asset	0	0	5,146	5,146
Change in non-admitted assets	0	0	(13,282)	(13,282)
Change in asset valuation reserve	0	0	(5,251)	(5,251)
Change in surplus as a result of reinsurance	0	0	(10,891)	(10,891)

Balance at June 30, 2014	$2,500	$149,627	$283,198	$435,325

Western Reserve Life Assurance Company of Ohio

Statement of Cash Flow - Statutory Basis

(Dollars in thousands)(Unaudited)

For the Six Months Ended June 30, 2014

Operating Activities
Premiums collected, net of reinsurance	$298,272
Net investment income	45,170
Miscellaneous income	132,499
Benefit and loss related payments	(246,917)
Commissions, expenses paid and aggregate write-ins for deductions	(150,936)
Net transfers to separate accounts	95,663
Federal and foreign income taxes paid	(29,399)
Dividends paid to policyholders	(11)

Net cash provided by operating activities	144,341
Investing Activities
Proceeds from investments sold, matured or repaid:
Bonds	77,012
Mortgage loans	2,385
Miscellaneous proceeds	15,032

Total investment proceeds	94,429
Cost of investments acquired:
Bonds	(172,116)
Mortgage loans	(81,050)
Other invested assets	(46)
Securities lending reinvested collateral assets	(4,874)
Miscellaneous applications	(8,008)

Total cost of investments acquired	(266,094)
Net decrease in policy loans	(11,834)

Net cost of investments acquired	(277,928)

Net cash used in investing activities	(183,499)
Financing Activities
Net withdrawals on deposit-type contracts and other insurance liabilities	2,746
Borrowed funds	324
Funds withheld under reinsurance treaties with unauthorized reinsurers	8,736
Receivable from parent, subsidiaries and affiliates	19,859
Payable to parent, subsidiaries and affiliates	43,152
Payable for securities lending	4,874
Other cash (used) provided	(12,185)

Net cash provided by financing activities	67,506

Net increase in cash, cash equivalents and short-term investments	28,348
Cash, cash equivalents and short-term investments:
Beginning of year	110,547

End of year	$138,895

Western Reserve Life Assurance Company of Ohio

Notes to Financial Statements - Statutory Basis

(Dollars in thousands)(Unaudited)

For the Six Months Ended June 30, 2014

1. Basis of Presentation

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 2013.

Monumental Life Audited Financials

F I N A N C I A L S T A T E M E N T S A N D S C H E D U L E S – S T A T U T O R Y B A S I S

Monumental Life Insurance Company

Years Ended December 31, 2013, 2012 and 2011

Mon Life 2013 SEC

Monumental Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 and 2011

Contents

Report of Independent Auditors	1

Audited Financial Statements

Balance Sheets – Statutory Basis	3
Statements of Operations – Statutory Basis	5
Statements of Changes in Capital and Surplus – Statutory Basis	7
Statements of Cash Flow – Statutory Basis	9
Notes to Financial Statements – Statutory Basis	11

Statutory-Basis Financial Statement Schedules	102

Summary of Investments – Other Than Investments in Related Parties	103
Supplementary Insurance Information	104
Reinsurance	105

Mon Life 2013 SEC

Report of Independent Auditors

The Board of Directors

Monumental Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Monumental Life Insurance Company, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Iowa the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Mon Life 2013 SEC	1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

April 25, 2014

Mon Life 2013 SEC	2

Monumental Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Admitted assets
Cash and invested assets:
Cash, cash equivalents and short-term investments	$558,923	$1,355,524
Bonds:
Affiliated entities	57,200	57,200
Unaffiliated entities	12,324,799	12,391,672
Preferred stocks	9,541	8,418
Common stocks:
Affiliated entities (Cost: 2013- $32,862; 2012- $37,366)	16,599	25,872
Unaffiliated (Cost: 2013- $44,500; 2012- $76,945)	45,669	79,006
Mortgage loans on real estate	1,692,860	1,864,851
Real estate, at cost less allowance for depreciation (2013—$26; 2012—$26)	385	411
Real estate held for sale	6,900	4,792
Policy loans	470,549	477,665
Receivables for securities	—	2,798
Collateral balance	8,787	11,367
Derivatives	186,389	129,733
Securities lending reinvested collateral assets	322,209	350,329
Other invested assets	796,575	851,509

Total cash and invested assets	16,497,385	17,611,147
Premiums deferred and uncollected	178,129	201,418
Accrued investment income	166,253	170,354
Federal and foreign income tax recoverable	5,496	46,400
Net deferred income tax asset	162,711	199,932
Receivable from parent, subsidiaries and affiliates	30,774	1,788
Cash surrender value of life insurance policies	79,733	77,229
Reinsurance receivable	18,708	25,459
Goodwill	6,582	7,773
Contribution receivable from parent	135,000	—
Other assets	46,466	46,172
Separate account assets	14,526,003	12,669,510

Total admitted assets	$31,853,240	$31,057,182

Mon Life 2013 SEC	3

Monumental Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$5,833,288	$5,840,790
Annuity	3,425,826	3,629,809
Accident and health	716,358	562,271
Policy and contract claim reserves:
Life	127,459	78,293
Accident and health	110,669	120,190
Liability for deposit-type contracts	675,895	889,345
Other policyholders’ funds	6,596	6,872
Remittances and items not allocated	4,159	4,504
Reinsurance in unauthorized companies	1,980	2,167
Asset valuation reserve	243,972	191,992
Interest maintenance reserve	302,888	361,935
Funds held under reinsurance agreements	4,274,529	5,104,202
Payable for securities	—	2
Payable to parent, subsidiaries and affiliates	—	34,378
Transfers from separate accounts due or accrued	(29,291)	(265)
Deferred derivative gain	3,616	3,822
Derivatives	25,231	72,512
Payable for securities lending	322,209	350,329
Payable for derivative cash collateral	150,115	213,947
Borrowed money	53,453	6,222
Other liabilities	107,061	103,035
Separate account liabilities	14,526,003	12,669,510

Total liabilities	30,882,016	30,245,862
Capital and surplus:
Common stock:
Class A common stock, $750 par value, 10,000 shares authorized, 9,818.93 issued and outstanding	7,364	7,364
Class B common stock, $750 par value, 10,000 shares authorized, 3,697.27 issued and outstanding	2,773	2,773
Surplus notes	160,000	160,000
Paid-in surplus	757,199	621,273
Unassigned surplus	43,888	19,910

Total capital and surplus	971,224	811,320

Total liabilities and capital and surplus	$31,853,240	$31,057,182

See accompanying notes.

Mon Life 2013 SEC	4

Monumental Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$449,210	$333,981	$262,979
Annuity	701,427	606,706	546,479
Accident and health	555,840	581,030	593,764
Net investment income	729,329	822,314	842,041
Amortization of interest maintenance reserve	15,572	11,029	4,412
Commissions and expense allowances on reinsurance ceded	209,400	377,804	529,883
Income from fees associated with investment management, administration and contract guarantees for separate accounts	40,883	36,701	34,847
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Other income	14,666	8,463	8,885

	2,490,781	2,015,383	2,668,767
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	511,898	465,017	488,759
Annuity benefits	313,064	306,295	275,877
Surrender benefits	1,019,522	824,936	731,102
Other benefits	84,131	66,556	67,452
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(7,502)	(315,073)	71,596
Annuity	(203,983)	(210,254)	(180,075)
Accident and health	154,087	41,635	15,919

	1,871,217	1,179,112	1,470,630
Insurance expenses:
Commissions	318,089	307,592	320,563
General insurance expenses	220,220	218,792	223,933
Taxes, licenses and fees	46,267	31,215	28,925
Net transfers from separate accounts	(312,793)	(189,380)	(136,670)
Change in provision for liquidity guarantees	(1,485)	(2,050)	1,120
Reinsurance reserve adjustment	(10)	(10)	(21)
Funds withheld ceded investment income	138,640	213,973	211,608
Experience refunds	247	(319)	(140)
Other expenses	6,918	662	5,347

	416,093	580,475	654,665

Total benefits and expenses	2,287,310	1,759,587	2,125,295
Gain from operations before dividends to policyholders, federal income tax expense and net realized capital losses on investments	$203,471	$255,796	$543,472

Mon Life 2013 SEC	5

Monumental Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Dividends to policyholders	$1,259	$1,279	$1,342

Gain from operations before federal income tax expense and net realized capital losses on investments	202,212	254,517	542,130
Federal income tax expense	23,987	103,095	31,580

Gain from operations before net realized capital losses on investments	178,225	151,422	510,550
Net realized capital losses on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	(11,351)	(7,876)	(28,842)

Net income	$166,874	$143,546	$481,708

See accompanying notes.

Mon Life 2013 SEC	6

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Write-Ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2011	$7,364	$2,773	$97,381	$160,000	$620,616	$286,288	1,174,422
Net income	—	—	—	—	—	481,708	481,708
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(12,083)	(12,083)
Change in nonadmitted assets	—	—	—	—	—	(246,969)	(246,969)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	(234)	(234)
Change in net deferred income tax asset	—	—	—	—	—	218,165	218,165
Change in asset valuation reserve	—	—	—	—	—	(30,847)	(30,847)
Change in surplus as a result of reinsurance	—	—	—	—	—	(321,587)	(321,587)
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	23,739	—	—	—	23,739
Dividends to stockholders	—	—	—	—	—	(300,000)	(300,000)
Correction of funds withheld investment income	—	—	—	—	—	(5,636)	(5,636)
Long-term incentive compensation	—	—	—	—	175	—	175

Balance at December 31, 2011	7,364	2,773	121,120	160,000	620,791	68,805	980,853
Net income	—	—	—	—	—	143,546	143,546
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(33,259)	(33,259)
Change in nonadmitted assets	—	—	—	—	—	(29,674)	(29,674)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	500	500
Change in net deferred income tax asset	—	—	—	—	—	823	823
Change in asset valuation reserve	—	—	—	—	—	(9,468)	(9,468)
Change in surplus as a result of reinsurance	—	—	—	—	—	207,517	207,517
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(121,120)	—	—	121,120	—
Dividends to stockholders	—	—	—	—	—	(450,000)	(450,000)
Long-term incentive compensation	—	—	—	—	482	—	482

Balance at December 31, 2012	$7,364	$2,773	$—	$160,000	$621,273	$19,910	$811,320

Mon Life 2013 SEC	7

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012	$7,364	$2,773	$160,000	$621,273	$19,910	$811,320
Net income	—	—	—	—	166,874	166,874
Capital contribution	—	—	—	135,000	—	135,000
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	95,530	95,530
Change in nonadmitted assets	—	—	—	—	3,579	3,579
Change in liability for reinsurance in unauthorized companies	—	—	—	—	187	187
Change in net deferred income tax asset	—	—	—	—	1,497	1,497
Change in asset valuation reserve	—	—	—	—	(51,980)	(51,980)
Change in surplus as a result of reinsurance	—	—	—	—	(63,742)	(63,742)
Correction of error related to deferred tax asset	—	—	—	—	7,033	7,033
Dividends to stockholders	—	—	—	—	(135,000)	(135,000)
Long-term incentive compensation	—	—	—	926	—	926

Balance at December 31, 2013	$7,364	$2,773	$160,000	$757,199	$43,888	$971,224

See accompanying notes.

Mon Life 2013 SEC	8

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Premiums collected, net of reinsurance	$1,732,764	$1,537,729	$1,416,345
Net investment income	761,406	853,775	877,714
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Commission and expense allowances on reinsurance ceded	145,783	586,092	715,812
Miscellaneous (loss) income	56,927	45,527	34,367
Benefit and loss related payments	(1,911,975)	(1,594,215)	(1,594,795)
Net transfers from separate accounts	283,766	189,238	137,889
Commissions, expenses paid and aggregate write-ins for deductions	(800,587)	(815,311)	(782,498)
Dividends paid to policyholders	(1,295)	(1,321)	(1,383)
Federal income taxes paid (received)	43,860	(252,995)	(20,870)

Net cash provided by (used in) operating activities	85,103	(214,126)	628,058
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	2,194,421	5,234,590	2,889,949
Stocks	40,584	25,890	11,025
Mortgage loans	478,341	300,958	291,626
Real estate	2,950	3,570	2,828
Other invested assets	133,812	113,630	100,202
Securities lending reinvested collateral assets	—	—	98,876
Miscellaneous proceeds	15,434	4,313	24,228

Total investment proceeds	2,865,542	5,682,951	3,418,734
Costs of investments acquired:
Bonds	(2,136,260)	(3,414,940)	(2,112,595)
Stocks	(4,960)	(19,185)	(54,748)
Mortgage loans	(305,830)	(37,799)	(111,952)
Real estate	(7,799)	(5,071)	(5,436)
Other invested assets	(66,590)	(57,944)	(126,849)
Securities lending reinvested collateral assets	28,210	(21,939)	—
Derivatives	(66,568)	(47,592)	(115,760)
Miscellaneous applications	(2,367)	(1,828)	—

Total cost of investments acquired	(2,562,164)	(3,606,298)	(2,527,340)
Net decrease in policy loans	7,116	9,378	2,742

Net cost of investments acquired	(2,555,048)	(3,596,920)	(2,524,598)

Net cash provided by investing activities	310,494	2,086,031	894,136

Mon Life 2013 SEC	9

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Financing and miscellaneous activities
Net withdrawals on deposit-type contracts and other insurance liabilities	$(1,632,098)	$(612,670)	$(801,239)
Net change in reinsurance on deposit-type contracts and other insurance liabilities	1,292,709	456,205	588,705
Borrowed funds	47,065	6,200	—
Dividends to stockholders	(135,000)	(450,000)	(300,000)
Funds held under reinsurance treaties with unauthorized reinsurers	(829,691)	(785,005)	(1,266,655)
Receivable from parent, subsidiaries and affiliates	(28,986)	102,834	(6,744)
Payable to parent, subsidiaries and affiliates	(34,378)	(86,405)	16,142
Payable for securities lending	(28,120)	21,939	(98,876)
Other cash provided (applied)	156,302	144,115	(375,531)

Net cash used in financing and miscellaneous activities	(1,192,197)	(1,202,787)	(2,244,198)

Net (decrease) increase in cash, cash equivalents and short-term investments	(796,601)	669,118	(722,004)
Cash, cash equivalents and short-term investments:
Beginning of year	1,355,524	686,406	1,408,410

End of year	$558,923	$1,355,524	$686,406

See accompanying notes.

Mon Life 2013 SEC	10

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

Monumental Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC) (87.7%) and Aegon USA, LLC (Aegon) (12.3%). Both CGC and Aegon are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Effective December 19, 2011, Capital General Development Corporation (CGDC), which previously owned 99.8% of the Company, merged into Capital General Development Corporation, LLC (CGDC, LLC), a wholly-owned subsidiary of the Company. The merger resulted in the 9,791.64 shares of Class A common stock and 3,686.99 shares of Class B common stock of the Company owned by CGDC transferring to CGDC, LLC. These shares of Class A and Class B common stock were deemed cancelled as a result of the merger. CGDC, LLC was formed on December 16, 2011 for purposes of this merger and dissolved effective December 31, 2011.

Prior to the merger, CGDC was owned by CGC (87.7%) and Aegon (12.3%). As consideration of the merger of CGDC into CGDC, LLC, the Company issued 8,585.39 shares of Class A common stock and 3,232.78 shares of Class B common stock to CGC, and 1,206.25 shares of Class A common stock and 454.21 shares of Class B common stock to Aegon. There was no impact to the Company’s total number of Class A and Class B common stock shares issued and outstanding, only a change in ownership of those shares. As such, this transaction had no impact on the Company’s balance sheets.

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies as well as investment products, including guaranteed interest contracts and funding agreements. The Company is licensed in 49 states, the District of Columbia, Guam and Puerto Rico. Sales of the Company’s products are primarily through agents, brokers, financial institutions and direct response methods.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Mon Life 2013 SEC	11

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds, including affiliated bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is also considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.
For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the

Mon Life 2013 SEC	12

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

Mon Life 2013 SEC	13

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five-year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC

Mon Life 2013 SEC	14

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of

Mon Life 2013 SEC	15

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Mon Life 2013 SEC	16

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-

Mon Life 2013 SEC	17

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable

Mon Life 2013 SEC	18

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment. The carrying amount of the investment in reverse mortgages of $31,763 and $35,444 at December 31, 2013 and 2012, respectively, is net of the reserve of $12,375 and $26,128, respectively. Interest income of $1,969 and $2,758 was recognized for the years ended December 31, 2013 and 2012 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time

Mon Life 2013 SEC	19

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

Investments in Low Income Housing Tax Credits (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by the Iowa Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company excluded investment income due and accrued for bonds in default of $210 and $155, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral is invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

Mon Life 2013 SEC	20

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Mon Life 2013 SEC	21

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds

Mon Life 2013 SEC	22

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as unassigned surplus in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company invests in domestic corporate debt securities denominated in U.S. dollars. If the issuers of these debt obligations fail to make timely payments, the value of the investment declines materially. The Company manages credit default risk through the purchase of credit default swaps. As the buyer of credit default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset. Typically, the periodic premium or fee is expressed in basis points per notional. Generally, the premium payment for default protection is made periodically, although it may be paid as an up-front fee for short dated transactions. Should a credit event occur, the Company may be required to deliver the reference asset to the counterparty for par. Alternatively, settlement may be in cash. These credit default swaps are carried on the balance sheet at amortized cost. Premium payments made by the Company are recognized as investment expense. If the Company is unable to prove hedge effectiveness, the credit default swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a credit default swap which, in effect, converts

Mon Life 2013 SEC	23

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the high quality asset into a lower rated investment grade asset or sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss.

The Company replicates hybrid fixed to floating treasuries by combining a U.S. Treasury cash component with a forward starting swap which, in effect converts a fixed U.S. Treasury into hybrid fixed to floating treasury. The purpose of these replications is to aid duration matching between the treasuries and the supported liabilities. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

The Company holds some warrants linked to an Argentina Government GDP as part of an authorized workout from the Argentina Brady Bonds. The Company was put into these warrants and did not voluntarily transact into these types of instruments. The Company does not have any downside risk to the warrants, and only receives a payment if the GDP is above a specific threshold. These swaps are marked to fair value in the balance sheet and the fair value adjustment is recorded in capital and surplus.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets consist of shares in funds, considered common stock investments, which are valued daily and carried at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

The Company received variable contract premiums of $569,933, $466,320 and $402,855 in 2013, 2012 and 2011, respectively. In addition, the Company received $40,883, $36,701 and $34,847, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Separate account assets and liabilities reported in the accompanying financial statements consist of three types: guaranteed indexed, non-indexed guaranteed and nonguaranteed. Guaranteed indexed separate accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed returns based on published indices. Non-indexed guaranteed separate

Mon Life 2013 SEC	24

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed indexed and non-indexed guaranteed separate account assets and liabilities are carried at fair value.

The nonguaranteed separate account assets and liabilities represent group annuity funds segregated by the Company for the benefit of contract owners, who bear the investment risks. The assets and liabilities of the nonguaranteed separate accounts are carried at fair value.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a nondeduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 6.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are

Mon Life 2013 SEC	25

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.5 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Mon Life 2013 SEC	26

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Repurchase Agreements

Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. The Company did not participate in repurchase agreements during 2013 or 2012.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Mon Life 2013 SEC	27

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2013
2013	$—	$287,548	$175,537	$112,011
2012 and prior	195,349	(7,707)	106,262	81,380

	195,349	$279,841	$281,799	193,391

Active life reserve	487,112			633,636

Total accident and health reserves	$682,461			$827,027

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2012
2012	$—	$297,471	$177,262	$120,209
2011 and prior	192,420	(8,435)	108,845	75,140

	192,420	$289,036	$286,107	195,349

Active life reserve	453,015			487,112

Total accident and health reserves	$645,435			$682,461

The Company’s unpaid claims reserve was decreased by $7,707 and $8,435 for the years ended December 31, 2013 and 2012, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2013 and 2012 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively. The Company incurred $3,895 and paid $3,624 of claim adjustment expenses during 2013, of which $1,972 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $3,036 and paid $3,066 of claim adjustment expenses during 2012, of which $1,475 of the paid amount was attributable to insured or covered events of prior years. The Company did not

Mon Life 2013 SEC	28

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

increase or decrease the claim adjustment expense provision for insured events of prior years during 2013 or 2012.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Stock Option Plan, Long-Term Incentive Compensation and Stock Appreciation Rights Plans

Certain management employees of the Company participate in a stock-based long-term incentive compensation plan issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense or benefit related to this plan for the Company’s management employees has been charged to the Company, with an offsetting amount credit to paid-in surplus. The Company recorded an accrued expense in the amount of $926, $482 and $175 for the years ended December 31, 2013, 2012 and 2011, respectively.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 16 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as

Mon Life 2013 SEC	29

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments

Mon Life 2013 SEC	30

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position and did not require any additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $121,120 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the

Mon Life 2013 SEC	31

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $121,120, at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are certain exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees. See Note 14 on Commitments and Contingencies for further details.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a

Mon Life 2013 SEC	32

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability for insurance-related assessments and required additional disclosures. The adoption of this accounting principle had no financial impact to the Company. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014, the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of this change, $72,512 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

During 2013, the Company changed the presentation of deposit-type contract fund deposit and withdrawal activity within the Statement of Cash Flow. As a result of this change, $613,183 was reclassified from Other cash provided (applied) to Net withdrawals on deposit-type contracts and other insurance liabilities within the 2012 Statement of Cash Flow to conform to the 2013 presentation.

Mon Life 2013 SEC	33

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On the 2012 Statements of Operations, $10,786 was reclassified from Premiums and other considerations, net of reinsurance: Annuity to Premiums and other considerations, net of reinsurance: Life as it was determined that this amount represented considerations for supplementary contracts with life contingencies and should be shown accordingly.

2. Prescribed and Permitted Statutory Accounting Practices

The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under Iowa Insurance Law.

The NAIC SAP has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits and secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed by the State of Iowa is shown below:

	2013	2012	2011
Net income (loss) State of Iowa basis	$166,874	$143,456	$481,708
State prescribed practice for secondary guarantee reinsurance	—	—	—

Net income (loss), NAIC SAP	$166,874	$143,456	$481,708

Statutory surplus, State of Iowa basis	$971,224	$811,320	$980,853
State prescribed practice for secondary guarantee reinsurance	(38,696)	(36,211)	(33,734)

Statutory surplus, NAIC SAP	$932,528	$775,109	$947,119

Mon Life 2013 SEC	34

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Accounting Changes and Correction of Errors

During 2013, the Company determined the mark-to-market adjustment on certain swap unwinds within its synthetic asset mortgage loan program were incorrectly not made for purposes of determining taxable income at December 31, 2011. Upon reviewing the impact on the prior years, an adjustment of $7,033 was designated as a prior year correction of an error and presented as a change in unassigned surplus for the year ended December 31, 2013.

During the first quarter of 2011, it was determined that the investment income credit calculation that was utilized at year end 2010 to determine the amount of income to remit to an affiliated reinsurer was incorrect. This prior year error resulted in an understatement of the amount of funds withheld investment income that should have been remitted to the affiliated reinsurer for the year of 2010 in the amount of $5,636. This correction has been presented as a change in unassigned surplus.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities

Mon Life 2013 SEC	35

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Mon Life 2013 SEC	36

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flows analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Mon Life 2013 SEC	37

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 8, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Mon Life 2013 SEC	38

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Mon Life 2013 SEC	39

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$471,024	$471,024	$—	$471,024	$—	$—
Bonds	12,966,536	12,381,999	805,464	11,658,490	502,582	—
Preferred stocks, other than affiliates	8,955	9,541	—	8,819	136	—
Common stocks, other than affiliates	45,668	45,668	4,313	1	41,354	—
Mortgage loans on real estate	1,750,784	1,692,860	—	—	1,750,784	—
Other invested assets	139,312	132,528	—	132,614	6,698	—
Options	175,442	174,065	238	170,009	5,195	—
Interest rate swaps	4,890	4,215	—	4,890	—	—
Currency swaps	11,725	6,153	—	11,725	—	—
Credit default swaps	3,864	1,955	—	3,864	—	—
Policy loans	470,549	470,549	—	470,549	—	—
Securities lending reinvested collateral	322,142	322,209	—	322,142	—	—
Receivable from parent, subsidiaries and affiliates	30,774	30,774	—	57,108	—	—
Separate account assets	13,637,553	13,637,553	11,637,283	1,998,253	2,017	—
Liabilities
Investment contract liabilities	3,660,871	3,644,500	—	47,704	3,613,167	—
Interest rate swaps	(141,882)	4,164	—	(141,882)	—	—
Currency swaps	19,741	13,783	—	19,741	—	—
Credit default swaps	(4,576)	7,285	—	(4,576)	—	—
Separate account annuity liabilities	14,413,405	14,416,133	—	14,337,451	75,954	—
Surplus notes	168,622	160,000	—	—	168,622	—

Mon Life 2013 SEC	40

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31 2012
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,340,103	$1,340,103	$—	$1,340,103	$—	$—
Bonds	13,724,625	12,448,872	657,112	12,371,746	695,767	—
Preferred stocks, other than affiliates	7,715	8,418	—	7,579	136	—
Common stocks, other than affiliates	79,006	79,006	5,773	—	73,233	—
Mortgage loans on real estate	1,964,977	1,864,851	—	—	1,964,977	—
Other invested assets	145,019	135,696	—	136,328	8,691	—
Floors, caps, options and swaptions	96,009	96,009	65	95,944	—	—
Interest rate swaps	474,682	27,728	—	474,682	—	—
Currency swaps	13,552	5,960	—	13,552	—	—
Credit default swaps	1,283	36	—	1,283	—	—
Policy loans	477,665	477,665	—	477,665	—	—
Securities lending reinvested collateral	350,162	350,329	—	350,162	—	—
Receivable from parent, subsidiaries and affiliates	1,788	1,788	—	1,788	—	—
Separate account assets	11,548,616	12,669,510	9,723,879	1,800,699	24,038	—
Liabilities
Investment contract liabilities	4,522,569	4,619,786	—	435,540	4,087,029	—
Interest rate swaps	146,339	26,853	—	146,339	—	—
Currency swaps	37,673	39,587	—	37,673	—	—
Credit default swaps	2,616	6,072	—	2,616	—	—
Payable to parent, subsidiaries and affiliates	34,378	34,378	—	34,378	—	—
Separate account annuity liabilities	12,605,439	12,605,099	—	12,435,092	170,347	—
Surplus notes	178,570	160,000	—	—	178,570	—

Mon Life 2013 SEC	41

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Government	$—	$15,835	$—	$15,835
Industrial and miscellaneous	—	12,688	42,852	55,540

Total bonds	—	28,523	42,852	71,375
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	4,313	1	41,354	45,668

Total common stock	4,313	1	41,354	45,668
Short-term
Government	—	2	—	2
Industrial and miscellaneous	—	285,271	—	285,271
Mutual funds	—	185,481	—	185,481
Sweep accounts	—	270	—	270

Total short-term	—	471,024	—	471,024
Derivative assets	238	186,624	5,195	192,057
Separate account assets	11,637,283	1,998,253	13,923	13,649,459

Total assets	$11,641,834	$2,684,425	$103,460	$14,429,719

Liabilities:
Derivative liabilities	$—	$122,024	$—	$122,024
Separate account liabilities	538	1,129	—	1,667

Total liabilities	$538	$123,153	$—	$123,691

Mon Life 2013 SEC	42

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$27,052	$15,467	$42,519

Total bonds	—	27,052	15,467	42,519
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	5,773	—	73,233	79,006

Total common stock	5,773	—	73,233	79,006
Short-term investments
Government	—	2	—	2
Industrial and miscellaneous	—	1,098,015	—	1,098,015
Mutual funds	—	166,890	—	166,890
Sweep accounts	—	75,196	—	75,196

Total short-term investments	—	1,340,103	—	1,340,103
Derivative assets	66	97,509	—	97,575
Separate account assets	9,723,879	1,800,700	24,038	11,548,617

Total assets	$9,729,718	$3,265,364	$112,874	$13,107,956

Liabilities:
Derivative liabilities	$—	$21,020	$—	$21,020
Separate account liabilities	—	1,722	—	1,722

Total liabilities	$—	$22,742	$—	$22,742

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Preferred stock in Level 3 is being internally calculated.

Common stock in Level 3 is comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as they can only be redeemed by the bank. In addition, the Company owns common stock being carried at book value and some warrants that are valued using broker quotes.

Mon Life 2013 SEC	43

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 would represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Derivatives classified as Level 3 represent OTC contracts valued using internal pricing models based on observable bond market prices and other market observable data or third party pricing and broker quotes.

Separate account assets are valued and classified in the same way as general account assets (described above). For example, separate account assets in Level 3 are those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Separate account liabilities consist of derivative liabilities held on the separate accounts. They are valued in the same way as the general account derivatives (described above).

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

Mon Life 2013 SEC	44

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$247	$—	$—	$(128)	$95
Other	15,220	12,501	—	(569)	17,686
Preferred stock	136	—	—	—	—
Common stock	73,233	84	—	(13)	(1,005)
Derivatives	—	—	—	2,753	—
Separate account assets	24,038	—	11,839	78	2,777

Total	$112,874	$12,585	$11,839	$2,121	$19,553

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2013
Bonds
RMBS	$—	$—	$—	$—	$214
Other	142	—	—	2,342	42,638
Preferred stock	—	—	—	—	136
Common stock	15	—	18,725	12,234	41,355
Derivatives	—	2,442	—	—	5,195
Separate account assets	—	—	—	1,131	13,923

Total	$157	$2,442	$18,725	$15,707	$103,461

Mon Life 2013 SEC	45

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,219	$621	$1,047	$(198)	$(236)
Other	13,224	3,149	2,993	(1,835)	3,127
Preferred stock	136	—	—	—	—
Common stock	78,106	—	788	—	(2,486)
Derivatives	—	4,257	—	—	1,400
Separate account assets	31,150	1,145	1,033	104	(6,422)

Total	$123,835	$9,172	$5,861	$(1,929)	$(4,617)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$112	$247
Other	30	2,610	—	2,092	15,220
Preferred stock	—	—	—	—	136
Common stock	—	2,116	—	3,715	73,233
Derivatives	6,369	—	—	12,026	—
Separate account assets	—	—	—	906	24,038

Total	$6,399	$4,726	$—	$18,851	$112,874

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributed to securities being valued using third party vendor inputs at December 31, 2012 and 2011, subsequently changing to being internally modeled during 2013 and 2012. In addition, transfers in for bonds were attributed to securities being carried at amortized cost at December 31, 2012 and 2011, subsequently being carried at fair value during 2013 and 2012. Transfers in for bonds were also attributed to securities being valued using broker quotes which utilize observable inputs at December 31, 2011, subsequently changing to being valued using broker quotes which utilize unobservable inputs during 2012.

Mon Life 2013 SEC	46

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011, subsequently changing to being carried at amortized cost during 2012. Also, transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for common stock were attributed to securities being valued using third party vendor inputs at December 31, 2012, subsequently changing to being internally modeled during 2013.

Transfers out for common stock were attributed to securities being valued using a stale price at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for derivatives were attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers in for separate account bonds were partly attributed to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being valued using a stale price, thus causing the transfer into Level 3 during 2012. Transfers in for separate account bonds were also attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers out for separate account bonds were partly attributed to securities being valued using non-binding broker quotes or internal modeling which utilize unobservable inputs at December 21, 2012, subsequently changing to being valued using third party vendor inputs during 2013. Transfers out for separate account bonds were attributed to securities being valued using internal modeling at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Nonrecurring fair value measurements

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2013 and 2012, the Company has several properties that are held for sale. Therefore, these properties are carried at fair value less cost to sell, which amounts to $6,900 and $4,792 as of December 31, 2013 and 2012, respectively.

The properties held for sale include one home office property with a fair value of $3,500 as of December 31, 2013 and 2012. Fair value of this property was determined based upon an external appraisal following the income approach. In addition, several residential properties are held for sale with a fair value of $3,400 and $1,292 as of December 31, 2013 and 2012, respectively. Fair value for these residential properties was also determined based upon external appraisals.

Mon Life 2013 SEC	47

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The fair value measurements are classified in Level 3 as the external appraisals utilize inputs and adjustments for the specific attributes of these properties that are not market observable.

5. Investments

The carrying amounts and estimated fair values of investments in bonds and preferred stocks are as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$603,161	$11,257	$3,328	$16,419	$594,671
State, municipal and other government	407,239	36,555	1,818	8,507	433,469
Hybrid securities	405,592	7,433	53,637	73	359,315
Industrial and miscellaneous	8,507,349	752,983	64,818	93,914	9,101,600
Mortgage and other asset-backed securities	2,401,458	115,242	60,791	24,903	2,431,006

	12,324,799	923,470	184,392	143,816	12,920,061
Unaffiliated preferred stocks	9,541	411	997	—	8,955

	$12,334,340	$923,881	$185,389	$143,816	$12,929,016

Mon Life 2013 SEC	48

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$374,681	$69,908	$71	$32	$444,486
State, municipal and other government	439,755	80,688	6,794	83	513,566
Hybrid securities	407,536	10,892	102,392	—	316,036
Industrial and miscellaneous	8,568,198	1,242,136	12,199	14,798	9,783,337
Mortgage and other asset-backed securities	2,601,502	139,599	118,613	1,714	2,620,774

	12,391,672	1,543,223	240,069	16,627	13,678,199
Unaffiliated preferred stocks	8,418	275	978	—	7,715

	$12,400,090	$1,543,498	$241,047	$16,627	$13,685,914

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 219 and 192 securities with a carrying amount of $1,506,148 and $1,524,672 and an unrealized loss of $185,389 and $241,047 with an average price of 87.7 and 84.2 (fair value/amortized cost). Of this portfolio, 76.4% and 66.6% were investment grade with associated unrealized losses of $124,981 and $107,124, respectively.

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 461 and 144 securities with a carrying amount of $3,079,455 and $874,294 and an unrealized loss of $143,816 and $16,627 with an average price of 95.3 and 98.1 (fair value/amortized cost). Of this portfolio, 97.3% and 96.8% were investment grade with associated unrealized losses of $140,339 and $15,035, respectively.

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 3 and 3 securities with a cost of $14 and $14 and an unrealized loss of $1 and $1 with an average price of 96.9 and 96.9 (fair value/cost).

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 2 and 5 securities with a cost of $14,052 and $28,665 and an unrealized loss of $1 and $78 with an average price of 100.0 and 99.7 (fair value/cost).

Mon Life 2013 SEC	49

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$15,070	$372,247	$387,317
State, municipal and other government	9,976	110,669	120,645
Hybrid securities	197,309	22,080	219,389
Industrial and miscellaneous	590,431	1,823,597	2,414,028
Mortgage and other asset-backed securities	505,970	607,046	1,113,016

	1,318,756	2,935,639	4,254,395
Unaffiliated preferred stocks	2,003	—	2,003
Unaffiliated common stocks	14	14,051	14,065

	$1,320,773	$2,949,690	$4,270,463

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$3,328	$14,923	$18,251
State, municipal and other government	35,022	3,614	38,636
Hybrid securities	202,462	—	202,462
Industrial and miscellaneous	189,141	781,804	970,945
Mortgage and other asset-backed securities	851,649	57,326	908,975

	1,281,602	857,667	2,139,269
Unaffiliated preferred stocks	2,022	—	2,022
Unaffiliated common stocks	14	28,588	28,602

	$1,283,638	$886,255	$2,169,893

Mon Life 2013 SEC	50

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$216,702	$219,687
Due after one year through five years	1,968,356	2,103,074
Due after five years through ten years	2,014,564	2,117,004
Due after ten years	5,723,719	6,049,290

	9,923,341	10,489,055
Mortgage and other asset-backed securities	2,401,458	2,431,006

	$12,324,799	$12,920,061

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

Banking

At December 31, 2013 the Company’s banking sector portfolio had investments in an unrealized loss position which had a fair value of $651,783 and a carrying value of $746,112, resulting in a gross unrealized loss of $94,329. The gross unrealized losses in the banking sub-sector primarily reflect low floating rate coupons on some securities, credit spread widening since the time of acquisition due to the Sovereign debt crisis in Europe, residual impact from the U.S. financial crisis, and global economic uncertainty. Following the implementation of new, more stringent global legislation on bank capital and liquidity requirements, credit spreads in the sector have outperformed the broader corporate market in 2013. Decisive steps by EU leaders and world central banks continue to stabilize the euro and improve funding conditions for most banks. Globally, there remain pockets of concentrated risk on bank balance sheets, and ratings for some countries and banks remain under pressure, but the banking sub-sector has largely been strengthened and oversight increased.

The value of the Company’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as “Tier 1” are typically perpetual with a non-cumulative coupon that can be deferred under certain conditions. Capital securities categorized as “Upper Tier 2” are

Mon Life 2013 SEC	51

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2013.

Subprime Mortgages

At December 31, 2013, the Company’s asset-backed securities (ABS) subprime mortgages portfolio had investments in an unrealized loss position which had a fair value of $382,043 and a carrying value of $418,865, resulting in a gross unrealized loss of $36,822. ABS – housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools.

The Company does not currently invest in or originate whole loan residential mortgages. The Company categorizes ABS issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. The Company also categorizes ABS issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The Company does not have any “direct” residential mortgages to subprime borrowers outside of the ABS structures.

All ABS subprime mortgage securities are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and are reviewed quarterly. Model output is generated under base and stress-case scenarios. The Company’s internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults

Mon Life 2013 SEC	52

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by observing historical rates from broader market data and by adjusting those rates for vintage specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by the Company’s internal asset specialist to determine whether or not the particular tranche or holding is at risk for not collecting all contractual cash flows, taking into account the seniority and other terms of the tranches held.

If cash flow models indicate a credit event will impact future cash flows and the Company does not have the intent to sell the tranche or holding and does have the intent and ability to hold the security, the security is impaired to discounted cash flows. As the remaining unrealized losses in the ABS subprime mortgage portfolio relate to holdings where the Company expects to receive full principal and interest, the Company does not consider the underlying investments to be impaired as of December 31, 2013.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2103, 2012 or 2011.

Mon Life 2013 SEC	53

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$64,235	$4,238	$59,997	$29,895
2nd quarter present value of cash flows expected to be less than the amortized cost basis	63,316	23,474	39,842	23,109
3rd quarter present value of cash flows expected to be less than the amortized cost basis	51,903	6,627	45,276	23,345
4th quarter present value of cash flows expected to be less than the amortized cost basis	42,936	6,503	36,433	22,696

Aggregate total	$222,390	$40,842	$181,548	$99,045

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$39,343	$1,922	$37,421	$25,549
2nd quarter present value of cash flows expected to be less than the amortized cost basis	49,355	3,300	46,055	21,984
3rd quarter present value of cash flows expected to be less than the amortized cost basis	36,667	2,145	34,522	20,556
4th quarter present value of cash flows expected to be less than the amortized cost basis	36,404	885	35,519	17,847

Aggregate total	$161,769	$8,252	$153,517	$85,936

Mon Life 2013 SEC	54

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$70,530	$5,417	$65,113	$32,730
2nd quarter present value of cash flows expected to be less than the amortized cost basis	78,321	4,614	73,707	32,487
3rd quarter present value of cash flows expected to be less than the amortized cost basis	58,385	3,162	55,223	35,076
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,581	7,175	47,406	39,648

Aggregate total	$261,817	$20,368	$241,449	$139,941

Mon Life 2013 SEC	55

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
00075XAG2	$9,270	$8,751	$519	$8,751	$341	1Q 2013
00442LAD1	2,454	2,325	129	2,325	2,088	1Q 2013
02148YAJ3	84	82	2	82	45	1Q 2013
02149QAD2	3,277	3,234	43	3,234	2,721	1Q 2013
045427AE1	753	311	442	311	169	1Q 2013
05953YAG6	215	209	6	209	159	1Q 2013
14984WAA8	11,205	10,969	236	10,969	10,570	1Q 2013
35729PPC8	4,000	3,869	131	3,869	703	1Q 2013
39539KAF0	213	205	8	205	199	1Q 2013
46628SAJ2	2,367	2,247	120	2,247	2,287	1Q 2013
55308LAB2	5,692	5,230	462	5,230	3,740	1Q 2013
65536PAA8	15	14	1	14	10	1Q 2013
75971EAF3	4,666	4,576	90	4,576	3,462	1Q 2013
761118VY1	3,127	3,065	62	3,065	2,444	1Q 2013
81379EAD4	47	—	47	—	1	1Q 2013
83612TAF9	7,863	7,176	687	7,176	358	1Q 2013
86358EZU3	8,849	7,653	1,196	7,653	525	1Q 2013
3622NAAC4	82	81	1	81	72	1Q 2013
00075XAG2	8,737	4,832	3,905	4,832	298	2Q 2013
05953YAG6	202	199	3	199	149	2Q 2013
126670ZN1	7,108	3,498	3,610	3,498	6,137	2Q 2013
126694A32	1,710	1,698	12	1,698	1,432	2Q 2013
14984WAA8	10,701	10,522	179	10,522	10,201	2Q 2013
24763LDE7	190	189	1	189	147	2Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
68400DAG9	5,917	547	5,370	547	8	2Q 2013
68403HAF9	2,226	4	2,222	4	2	2Q 2013
83611MMM7	7,430	7,128	302	7,128	408	2Q 2013
83612TAC6	7,498	6,902	596	6,902	3,863	2Q 2013
83612TAF9	7,159	18	7,141	18	18	2Q 2013

Mon Life 2013 SEC	56

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

CUSIP	Amortized Cost before Current Period OTTI	Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value	Quarter in which Impairment Occurred
86358EZU3	554	486	68	486	28	2Q 2013
61753NAC4	28	27	1	27	15	2Q 2013
00075XAG2	4,819	2,950	1,869	2,950	90	3Q 2013
00442LAD1	2,163	2,055	108	2,055	2,627	3Q 2013
02146QAB9	64	63	1	63	108	3Q 2013
02149QAD2	3,087	3,083	4	3,083	2,600	3Q 2013
045427AE1	291	283	8	283	383	3Q 2013
059515AC0	555	528	27	528	402	3Q 2013
05953YAG6	193	183	10	183	145	3Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
36245RAA7	719	714	5	714	540	3Q 2013
39539KAF0	151	151	—	151	127	3Q 2013
61754HAB8	352	341	11	341	245	3Q 2013
68400DAG9	543	4	539	4	2	3Q 2013
75970QAJ9	3,245	3,162	83	3,162	2,691	3Q 2013
75971EAF3	4,459	4,398	61	4,398	3,532	3Q 2013
761118VY1	3,497	3,273	224	3,273	2,843	3Q 2013
83611MMM7	7,118	6,863	255	6,863	356	3Q 2013
83612TAC6	6,899	6,751	148	6,751	3,855	3Q 2013
86358EZU3	7,508	4,477	3,031	4,477	329	3Q 2013
52524YAF0	2,430	2,373	57	2,373	2,102	3Q 2013
61753NAC4	26	26	—	26	14	3Q 2013
00075XAG2	2,937	1,013	1,924	1,013	57	4Q 2013
00442LAD1	1,980	1,931	49	1,931	2,724	4Q 2013
02149QAD2	2,983	2,902	81	2,902	2,589	4Q 2013
045427AE1	270	218	52	218	169	4Q 2013
24763LDE7	189	164	25	164	154	4Q 2013
35729PPC8	3,589	3,174	415	3,174	343	4Q 2013
75970QAJ9	3,127	2,974	153	2,974	2,684	4Q 2013
75971EAF3	4,325	4,127	198	4,127	3,599	4Q 2013
761118RM2	1,818	1,490	328	1,490	1,620	4Q 2013
83611MMM7	6,854	6,457	397	6,457	757	4Q 2013
83612TAC6	6,716	6,518	198	6,518	4,026	4Q 2013
86358EZU3	4,443	1,936	2,507	1,936	279	4Q 2013
12640WAG5	1,995	1,851	144	1,851	2,111	4Q 2013
61753NAC4	25	24	1	24	15	4Q 2013
45660LKW8	1,685	1,652	33	1,652	1,571	4Q 2013

Mon Life 2013 SEC	57

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2013
The aggregate amount of unrealized losses	$115,229	$24,886
The aggregate related fair value of securities with unrealized losses	605,686	607,046

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$235,956	$7,106
The aggregate related fair value of securities with unrealized losses	917,808	79,785

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$608,872	$665,143	$698,531
Preferred stocks	4,516	3,791	3,007
Common stocks	1,893	3,599	3,305
Mortgage loans on real estate	98,876	119,979	123,944
Real estate	1,247	1,018	1,095
Policy loans	29,032	29,076	30,126
Cash, cash equivalents and short-term investments	1,353	2,203	2,440
Derivatives	12,632	15,357	5,840
Other invested assets	3,991	13,212	8,697
Other	(738)	3,441	1,121

Gross investment income	761,674	856,819	878,106
Less investment expenses	32,345	34,505	36,065

Net investment income	$729,329	$822,314	$842,041

Mon Life 2013 SEC	58

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$1,582,738	$4,357,730	$2,597,080

Gross realized gains	$12,758	$417,006	$66,223
Gross realized losses	(13,236)	(27,531)	(22,934)

Net realized capital gains (losses)	$(478)	$389,475	$43,289

The Company had gross realized losses for the years ended December 31, 2013, 2012 and 2011 of $41,176, $22,898 and $33,707, respectively, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks.

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(41,648)	$366,392	$9,633
Preferred stocks	—	185	(51)
Common stocks	(203)	181	2,699
Mortgage loans on real estate	(30)	(3,240)	(8,533)
Real estate	(2,742)	(3,704)	(1,869)
Cash, cash equivalents and short-term investments	1	1	14
Derivatives	(66,568)	(47,592)	(115,760)
Other invested assets	20,448	24,655	14,586

	(90,742)	336,878	(99,281)
Federal income tax effect	35,916	(128,376)	24,360
Transfer to (from) interest maintenance reserve	43,475	(216,378)	46,079

Net realized capital losses on investments	$(11,351)	$(7,876)	$(28,842)

At December 31, 2013 and 2012, the Company had recorded investments in restructured securities of $320 and $7,170, respectively. The capital (losses) taken as a result of restructures in 2013, 2012 and 2011 were $(156), $(368) and $(6,868), respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

Mon Life 2013 SEC	59

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$50,095	$(16,551)	$4,454
Preferred stocks	—	1,408	(1,408)
Common stocks	(892)	(4,558)	(5,607)
Affiliated entities	(4,768)	(5,899)	(570)
Mortgage loans on real estate	253	1,255	(1,637)
Derivatives	94,576	26,867	3,422
Other invested assets	18,545	(38,135)	(4,716)

Change in unrealized capital gains (losses), before tax	157,809	(35,613)	(6,062)
Taxes on unrealized capital gains/loss	(62,279)	2,354	(6,021)

Change in unrealized capital gains (losses), net of tax	$95,530	$(33,259)	$(12,083)

The Company’s investments in mortgage loans principally involve commercial real estate.

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Farm	Commercial	Total
AAA - AA	$755	$1,151,315	$1,152,070
A	40,812	330,399	371,211
BBB	6,719	22,496	29,215
BB	—	131,804	131,804
B	—	3,352	3,352

	$48,286	$1,639,366	$1,687,652

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the maximum and minimum lending rates for mortgage loans during were 5.87% and 3.00%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2013 at the time of

Mon Life 2013 SEC	60

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

origination was 77%. During 2013, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2013, mortgage loans with a carrying value of $1,061 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans that required excluding the amount from investment income at December 31, 2013. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2013.

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$48,286	$—	$3,930	$—	$1,505,460	$133,906	$1,691,582
(b) 30-59 Days Past Due	—	—	217	—	—	—	217
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	1,061	—	—	—	1,061

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$74,872	$—	$4,176	$—	$1,608,517	$175,705	$1,863,270
(b) 30-59 Days Past Due	—	—	190	—	—	—	190
(c) 60-89 Days Past Due	—	—	125	—	—	—	125
(d) 90-179 Days Past Due	—	—	138	—	—	—	138
(e) 180+ Days Past Due	—	—	1,128	—	—	—	1,128

During 2012, the maximum and minimum lending rates for mortgage loans during were 5.00% and 3.65%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 67%. During 2012, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2012, mortgage loans with a carrying value of $1,128 were non-income producing for the previous 180 days. Accrued interest of $152 related to these mortgage loans was excluded from investment income at December 31, 2012. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2012.

At December 31, 2013 and 2012, respectively, the net admitted asset value in impaired loans with a related allowance for credit losses was $7,983 and $7,926. The Company held an allowance for credit losses on mortgage loans in the amount of $247 and $499 at December 31, 2013 and 2012, respectively. The average recorded investment in impaired loans during 2013 and 2012 was $7,915 and $7,735, respectively. There was no recorded investment in impaired loans without an allowance for credit losses during 2013 or 2012.

Mon Life 2013 SEC	61

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2013	2012	2011
Balance at beginning of period	$499	$1,754	$117
Additions, net charged to operations	—	—	1,754
Recoveries in amounts previously charged off	(252)	(1,255)	(117)

Balance at end of period	$247	$499	$1,754

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized $540, $552 and $312 of interest income on impaired loans for the years ended December 31, 2013, 2012 and 2011, respectively. The Company recognized interest income on a cash basis of $540, $552 and $312 for the years ended December 31, 2013, 2012 and 2011, respectively.

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $2,768, $3,996 and $2,373 were taken on real estate in 2013, 2012 and 2011, respectively, to write the book value down to the current fair value and were reflected as realized losses in the statements of operations.

During 2013 and 2012, respectively, mortgage loans of $7,754 and $4,690 were foreclosed or acquired by deed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $21,969 and $17,693, respectively.

Mon Life 2013 SEC	62

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution
	December 31
	2013	2012
Pacific	25%	22%
South Atlantic	19	18
Middle Atlantic	16	24
E. South Central	13	12
W. South Central	10	8
Mountain	7	6
E. North Central	5	4
W. North Central	4	4
New England	1	2

Property Type Distribution
	December 31
	2013	2012
Office	47%	48%
Retail	18	18
Apartment	14	15
Industrial	10	9
Other	4	3
Medical	4	3
Agricultural	3	4
Residential	0	0

At December 31, 2013, 2012 and 2011, the Company held mortgage loans with a total net admitted value of $378, $137 and $137, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2013, 2012 and 2011 related to such restructurings. There were no commitments to lend additional funds to debtors owing receivables at December 31, 2013, 2012 or 2011.

During 2012, the Company recorded an impairment of $694 for its investment in Green Mountain Partners II, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

During 2011, the Company recorded an impairment of $1,982 for its investment in Ridge Capital Fund I, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

On December 31, 2010, the Company acquired two real estate related limited liability company interests (Transamerica Pyramid Properties, LLC and Transamerica Realty Properties, LLC) from Transamerica Life Insurance Company (TLIC), an affiliate, for a combined purchase price of $252,975. The price paid was based predominantly on the valuations of the properties within each of those entities. This transaction was accounted for as a business combination using the statutory purchase method and resulted in goodwill of $100,674, which was included in the

Mon Life 2013 SEC	63

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

carrying amount of these other invested assets. Amortization in the amount of $10,067 was recorded during each of the years ending December 31, 2013 and 2012, which is reflected in the carrying value of these other invested assets with an offset to the change in net unrealized capital gains/losses. As the carrying amount of the total positive goodwill of the Company exceeded 10% of the September 30, 2013 capital and surplus, adjusted to exclude positive goodwill and net deferred tax assets as of September 30, 2013, goodwill in the amount of $10,702 associated with this transaction was nonadmitted at December 31, 2013. The entire goodwill balance associated with this transaction was admitted at December 31, 2012.

For the year ending December 31, 2013, the Company had ownership interests in forty-eight LIHTC properties. The remaining years of unexpired tax credits ranged from one to nine and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fourteen years. The amount of contingent equity commitments expected to be paid during the years 2014 to 2025 is $2,032. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2012, the Company had ownership interests in fifty-seven LIHTC properties. The remaining years of unexpired tax credits ranged from one to thirteen and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fifteen years. The amount of contingent equity commitments expected to be paid during the years 2013 to 2025 is $7,640. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$462	$1,033

Total		$462	$1,033

		December 31, 2012
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$810	$1,381

Total		$810	$1,381

*The	unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

Mon Life 2013 SEC	64

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company had no non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2013, 2012 and 2011.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities).

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $370,542 and $585,525, respectively.

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $47,904 and $186,630, respectively.

For the years ended December 31, 2013, 2012 and 2011, the Company has recorded $88,048, $287 and $(14,830), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

The Company did not recognize any unrealized gains or losses during 2013, 2012 or 2011 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 20 years for forecasted hedge transactions.

For the years ended December 31, 2013, 2012 and 2011 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

Mon Life 2013 SEC	65

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the company has accumulated deferred gains in the amount of $3,616 and $3,822, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

At December 31, 2013 and 2012, the Company had replicated assets with a fair value of $562,373 and $469,474, respectively, and credit default and forward starting interest rate swaps with a fair value of $8,188 and $(26,540), respectively.

For the year ended December 31, 2013 and 2012, the Company recognized $77 and $1,639 in capital losses related to replication transactions.

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond.

Mon Life 2013 SEC	66

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013, credit default swaps, used in replicating corporate bonds are as follows:

	Maximum Future
	Maturity	Payout	Current Fair
Deal, Receive (Pay), Underlying	Date	(Estimated)	Value
43231,SWAP, USD 1 / (USD 0), :912810PX0	12/20/2015	$10,000	$111
43285,SWAP, USD 1 / (USD 0), :CDXIG 17	12/20/2016	7,500	154
43286,SWAP, USD 1 / (USD 0), :CDXIG17	12/20/2016	3,500	72
43299,SWAP, USD 1 / (USD 0), :JP1200551248	3/20/2017	12,000	293
43302,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43307,SWAP, USD 1 / (USD 0), :US731011AN26	3/20/2017	15,000	264
43310,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43321,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	5,000	57
43347,SWAP, USD 1 / (USD 0), :US416515AY06	6/20/2017	25,000	437
47295,SWAP, USD 1 / (USD 0), :US59156RAN89	6/20/2017	25,000	418
47296,SWAP, USD 1 / (USD 0), :US172967ES69	6/20/2017	25,000	420
47297,SWAP, USD 1 / (USD 0), :US743410AW27	6/20/2017	25,000	345
43374,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	10,000	215
43394,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	10,000	(113)
43601,SWAP, USD 1 / (USD 0), :US88322LAA70	9/20/2017	5,100	10
43613,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	7,800	(206)
46410,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	20,000	426
46411,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	19,000	405
46915,SWAP, USD 1 / (USD 0), :61761DAD4	12/20/2017	20,000	247
47037,SWAP, USD 1 / (USD 0), :12624PAE5	12/20/2017	5,000	106
47657,SWAP, USD 1 / (USD 0), :92939RBB7	12/20/2017	12,500	209
48775,SWAP, USD 1 / (USD 0), :12624QAR4	12/20/2017	12,500	266
49952,SWAP, USD 1 / (USD 0), :94987MAB7	12/20/2017	5,000	73
53497,SWAP, USD 1 / (USD 0), :20048EAY7	12/20/2017	15,000	319
53821,SWAP, USD 1 / (USD 0), :92937EAZ7	3/20/2018	22,000	432
54329,SWAP, USD 1 / (USD 0), :76116FAG2	3/20/2018	10,000	30
54865,SWAP, USD 5 / (USD 0), :61761QAE3	3/20/2018	15,000	2408
55127,SWAP, USD 1 / (USD 0), :36228CUV3	3/20/2018	2,300	(95)
60519,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275
60520,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	(7)
60521,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59110,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	200
59117,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59280,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275

Mon Life 2013 SEC	67

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

At December 31, 2013 and 2012, the Company held options with a fair value of $5,432 and $66, respectively.

At December 31, 2013 and 2012, the Company’s outstanding derivative financial instruments with on and off balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2013	2012
Interest rate and currency swaps:
Receive floating—pay floating	$—	$31,620
Receive fixed—pay floating	43,970	88,562
Receive floating—pay fixed	19,500	19,500
Receive fixed—pay fixed	482,442	—
Swaps:
Receive fixed—pay floating	1,701,576	2,748,946
Receive fixed—pay fixed	53,003	—
Receive floating—pay fixed	179,200	664,840
Receive floating—pay floating	39,200	39,200

The Company recognized net realized gains (losses) from futures contracts in the amount of $3,578, $1,917 and $(399), for the years ended December 31, 2013, 2012 and 2011, respectively.

Open futures contracts at December 31, 2013 and 2012 were as follows:

			Opening	Year-End
			Fair	Fair
Long/Short	Number of Contracts	Contract Type	Value	Value
December 31, 2013
Long	50	S&P 500 March 2014 Futures	$22,253	$23,013
Short	116	S&P 500 E-MINI March 2014 Futures	10,325	10,678
Long	10	NASDAQ 100 E-MINI March 2014 Futures	693	716

Mon Life 2013 SEC	68

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
Long	46	S&P 500 March 2013 Futures	$16,262	$16,331
Short	(69)	S&P 500 E-MINI March 2013 Futures	(4,857)	(4,774)
Long	3	NASDAQ 100 E-MINI March 2013 Futures	$157	$159

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	322,169	—	—	—	322,169
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	52,930	—	—	—	52,930
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	9,184	—	—	—	9,184
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	587,282	—	—	—	587,282
l. Other restricted assets - reinsurance	189,895	—	—	—	189,895

m. Total Restricted Assets	$1,161,460	$—	$—	$—	$1,161,460

Mon Life 2013 SEC	69

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	347,440	(25,271)	322,169	1.01	1.01
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	6,422	46,508	52,930	0.17	0.17
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	10,498	(1,314)	9,184	0.03	0.03
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	1,346,969	(759,687)	587,282	1.84	1.84
l. Other restricted assets - reinsurance	200,281	(10,386)	189,895	0.60	0.60

m. Total Restricted Assets	$1,911,610	$(750,150)	$1,161,460	3.65%	3.65%

Assets pledged as collateral not captured in other categories includes the following:

Invested assets with a carrying value of $15,185 and $14,443 pledged in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	70

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Invested assets with a carrying amount of $572,097 and $1,332,526 pledged in conjunction with funding agreement transactions as of December 31, 2013 and 2012, respectively.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$2,068,373	$1,867,885	$1,794,666
Reinsurance assumed—non affiliates	131,992	178,530	190,059
Reinsurance assumed—affiliates	25,047	28,940	22,874
Reinsurance ceded—non affiliates	(62,896)	(61,142)	(61,076)
Reinsurance ceded—affiliates	(456,039)	(492,496)	(543,301)

Net premiums earned	$1,706,477	$1,521,717	$1,403,222

The Company received reinsurance recoveries in the amount of $405,026, $450,571 and $455,081 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $28,006 and $27,288, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $6,610,550 and $8,221,493, respectively, of which $6,523,603 and $8,112,442, respectively, were ceded to affiliates.

At December 31, 2013 and 2012, amounts recoverable from unaffiliated unauthorized reinsurers totaled $2,885 and $3,590, respectively, and reserve credits for reinsurance ceded totaled $10,367 and $13,406, respectively. The reinsurers hold collateral under these reinsurance agreements in the form of trust agreements totaling $19,539 and $18,269 at December 31, 2013 and 2012, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days. There would be no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

Mon Life 2013 SEC	71

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

During 2013, the Company did not enter into any new reinsurance agreements in which a reserve credit was taken.

Effective September 30, 2012, the Company agreed to amend and restate the indemnity reinsurance treaty originally effective October 1, 2009 with MLIC Re, Inc., an affiliate. The amended and restated treaty now includes an experience refund mechanism and a revised schedule of coinsurance reserves. The Company received consideration of $425,000, paid a treaty settlement equal to the change in modified coinsurance reserves of $497,500 and increased ceded coinsurance reserves by $497,500 resulting in a pre-tax gain of $425,000 ($276,250 net of tax) which has been credited directly to unassigned surplus on a net of tax basis.

On April 26, 2011, Aegon N.V. announced the divestiture of its life reinsurance operations, Transamerica Reinsurance, to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. In preparation of the disposition of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re (Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $20,567 which was included in the statement of operations, and a net of tax gain of $15,885 which was credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the life, military universal life, final settlement and Korean accidental death business that was previously reinsured on a coinsurance and a coinsurance funds withheld basis to affiliates. The Company paid recapture consideration of $15,400, received invested assets of $12,200, released the associated funds withheld liability of $2,130, recaptured reserves of $24,805, assumed other assets of $5,248 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $60 ($39 after-tax). The resulting pre-tax loss of $20,567 was included in the statement of operations.

Subsequently, effective April 1, 2011, the Company ceded the life and military universal life business on a coinsurance funds withheld basis to an affiliate. The Company received an initial ceding commission of $12,100, transferred other assets of $4,159, established a funds withheld

Mon Life 2013 SEC	72

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability of $4,796 and released reserves of $20,770, resulting in a pre-tax gain of $23,915 ($15,545 on a net of tax basis) which was credited directly to unassigned surplus.

Effective December 31, 2011, the Company recaptured the credit life and credit disability business that was previously reinsured on a coinsurance funds withheld basis to an unaffiliated party. The Company released the associated funds withheld liability of $2,428, recaptured reserves of $4,466 and exchanged no consideration resulting in a pre-tax loss of $2,038 which was included in the statement of operations.

Subsequently, December 31, 2011, the Company ceded that credit life and credit disability business, as well as additional in force business written and assumed by the Company as well as all new policies issued thereafter, on a coinsurance funds withheld basis to an affiliate. The Company established a funds withheld liability of $19,980, released reserves of $39,420 and exchanged no consideration resulting in a pre-tax gain of $19,440 ($12,637 after-tax) which was credited directly to unassigned surplus on a net of tax basis.

Effective September 30, 2011, the Company recaptured the term life business previously coinsured to an affiliate. Also effective September 30, 2011, the same block of business was recaptured by an affiliate, from which it had been assumed. The Company recaptured reserves of $402,985, released reserves of the same amount and released into income a previously deferred unamortized gain resulting from the original cession of the business to an affiliate in the amount of $421,601 ($274,041 net of tax) resulting in a pre-tax gain of $421,601 was included in the statement of operations.

The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008. TLIC was the issuer of a series of corporate-owned life insurance policies issued to Life Investors Insurance Company of America (LIICA), an affiliate. The assumption reinsurance transaction resulted in the Company assuming all liabilities of TLIC arising under these policies. The Company assumed reserves of $138,025 and received consideration of $125,828. The Company recorded $12,197 of goodwill related to this transaction. The Company amortized $1,130 and $1,073 of this balance during 2012 and 2011, respectively.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions of $63,742, $68,733 and $59,795, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Mon Life 2013 SEC	73

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

		December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$349,840	$137,099	$486,939
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	349,840	137,099	486,939
Deferred Tax Assets Nonadmitted	187,165	15,215	202,380

Subtotal (Net Deferred Tax Assets)	162,675	121,884	284,559
Deferred Tax Liabilities	64,832	57,016	121,848

Net Admitted Deferred Tax Assets	$97,843	$64,868	$162,711

		December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$345,565	$167,073	$512,638
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	345,565	167,073	512,638
Deferred Tax Assets Nonadmitted	202,027	14,941	216,968

Subtotal (Net Deferred Tax Assets)	143,538	152,132	295,670
Deferred Tax Liabilities	39,461	56,277	95,738

Net Admitted Deferred Tax Assets	$104,077	$95,855	$199,932

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$4,275	$(29,974)	$(25,699)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	4,275	(29,974)	(25,699)
Deferred Tax Assets Nonadmitted	(14,862)	274	(14,588)

Subtotal (Net Deferred Tax Assets)	19,137	(30,248)	(11,111)
Deferred Tax Liabilities	25,371	739	26,110

Net Admitted Deferred Tax Assets	$(6,234)	$(30,987)	$(37,221)

Mon Life 2013 SEC	74

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
Ordinary
Policyholder reserves	$206,923	$196,726	$10,197
Investments	15,714	12,069	3,645
Deferred acquisition costs	108,377	113,728	(5,351)
Compensation and benefits accrual	308	1,432	(1,124)
Receivables—nonadmitted	13,879	16,270	(2,391)
Section 197 Intangible Amortization	570	629	(59)
Corporate Provision	105	202	(97)
Other (including items <5% of ordinary tax assets)	3,964	4,509	(545)

Subtotal	349,840	345,565	4,275
Nonadmitted	187,165	202,027	(14,862)

Admitted ordinary deferred tax assets	162,675	143,538	19,137
Capital:
Investments	137,099	167,073	(29,974)

Subtotal	137,099	167,073	(29,974)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	15,215	14,941	274

Admitted capital deferred tax assets	121,884	152,132	(30,248)

Admitted deferred tax assets	$284,559	$295,670	$(11,111)

Mon Life 2013 SEC	75

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	Change
Deferred Tax Liabilities:
Ordinary
Investments	$46,938	$18,864	$28,074
§807(f) adjustment	10,617	12,766	(2,149)
Reinsurance ceded.	2,304	2,896	(592)
Intercompany gain amortization	4,601	4,754	(153)
Other (including items <5% of total ordinary tax liabilities)	372	181	191

Subtotal	64,832	39,461	25,371
Capital
Investments	57,016	56,277	739

Subtotal	57,016	56,277	739

Deferred tax liabilities	121,848	95,738	26,110

Net deferred tax assets/liabilities	$162,711	$199,932	$(37,221)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$97,843	$44,058	$141,901
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	120,297
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	64,832	57,016	121,848

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$162,675	$121,884	$284,559

Mon Life 2013 SEC	76

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

		December 31, 2012
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$104,077	$95,855	$199,932
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	107,057
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	39,461	56,277	95,738

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) +2(c))	$143,538	$152,132	$295,670

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(6,234)	$(51,797)	$(58,031)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	13,240
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	25,371	739	26,110

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$19,137	$(30,248)	$(11,111)

Mon Life 2013 SEC	77

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31
	2013	2012	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	578%	564%	14%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$801,931	$603,615	$198,316

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

		December 31, 2013
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$349,840	$137,099	$486,939
(% of Total Adjusted Gross DTAs)	0%	58%	16%

Net Admitted Adjusted Gross DTAs	$162,675	$121,884	$284,559
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

		December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$345,565	$167,073	$512,638
(% of Total Adjusted Gross DTAs)	0%	23%	7%

Net Admitted Adjusted Gross DTAs	$143,538	$152,132	$295,670
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

Mon Life 2013 SEC	78

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$4,275	$(29,974)	$(25,699)
(% of Total Adjusted Gross DTAs)	0%	35%	9%

Net Admitted Adjusted Gross DTAs	$19,137	$(30,248)	$(11,111)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
Current Income Tax
Federal	$23,987	$103,095	$(79,108)

Subtotal	23,987	103,095	(79,108)

Federal income tax on net capital gains	(35,916)	128,376	(164,292)

Federal and foreign income taxes incurred	$(11,929)	$231,471	$(243,400)

	Year Ended December 31
	2012	2011	Change
Current Income Tax
Federal	$103,095	$31,580	$71,515

Subtotal	103,095	31,580	71,515

Federal income tax on net capital gains	128,376	(24,360)	152,736

Federal and foreign income taxes incurred	$231,471	$7,220	$224,251

	Year Ended December 31
	2011	2010	Change
Current Income Tax
Federal	$31,580	$39,987	$(8,407)

Subtotal	31,580	39,987	(8,407)

Federal income tax on net capital gains	(24,360)	28,435	(52,795)

Federal and foreign income taxes incurred	$7,220	$68,422	$(61,202)

Mon Life 2013 SEC	79

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2013 or 2012.

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
Current income taxes incurred	$(11,929)	$231,472	$7,220
Change in deferred income taxes	(10,470)	(823)	(218,165)
(without tax on unrealized gains and losses)

Total income tax reported	$(22,399)	$230,649	$(210,945)

Income before taxes	$107,663	$591,395	$442,849
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$37,682	$206,988	$154,997
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(3,157)	(3,847)	(4,257)
Tax credits	(18,501)	(21,244)	(24,476)
Tax-exempt Income	(8)	(6)	(182)
Tax adjustment for IMR	(5,450)	(3,860)	(1,544)
Surplus adjustment for in-force ceded	(22,310)	72,631	(112,555)
Nondeductible expenses	694	766	483
Deferred tax benefit on other items in surplus	(3,209)	(7,569)	(17,505)
Provision to return	357	(2,625)	9,962
Life-owned life insurance	(876)	(856)	(835)
Dividends from certain foreign corporations	319	423	329
Prior period adjustment	(8,973)	(5,876)	(23,612)
Pre-tax income of SMLLC’s	—	(4,441)	(2,550)
Change in basis due to corporate restructuring	—	—	(185,900)
Other	1,033	165	(3,300)

Total income tax reported	$(22,399)	$230,649	$(210,945)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax

Mon Life 2013 SEC	80

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

As of December 31, 2013 and 2012, the Company had no operating loss or tax credit carryforwards available for tax purposes. The Company did not have a capital loss carryforward at December 31, 2013 and 2012.

The Company incurred income taxes during 2013, 2012 and 2011 of $19,577, $224,089, and $14,014, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $194 and $198, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $194. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $(525), $766 and $(136), respectively. The total interest payable balance as of December 31, 2013 and 2012 is $8 and $9, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2013 and 2012.

Mon Life 2013 SEC	81

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

For the years ended December 31, 2013, 2012 and 2011, premiums for participating life insurance policies were $1,185, $1,232 and $1,298, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,259, $1,279 and $1,342 to policyholders during 2013, 2012 and 2011, respectively, and did not allocate any additional income to such policyholders.

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$28,645	$20,697	$—	$49,342	0%
At book value less surrender charge of 5% or more	13,831	—	—	13,831	0
At fair value	74	—	14,304,849	14,304,923	60

Total with adjustment or at fair value	42,550	20,697	14,304,849	14,368,096	60
At book value without adjustment
(minimal or no charge or adjustment)	3,867,503	—	—	3,867,503	16
Not subject to discretionary withdrawal	5,415,525	78,682	63,097	5,557,304	24

Total annuity reserves and deposit liabilities	9,325,578	99,379	14,367,946	23,792,903	100%

Less reinsurance ceded	5,017,441	—	—	5,017,441

Net annuity reserves and deposit liabilities	$4,308,137	$99,379	$14,367,946	$18,775,462

Mon Life 2013 SEC	82

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$42,069	$23,609	$—	$65,678	0%
At book value less surrender charge of 5% or more	22,755	—	—	22,755	0
At fair value	111	—	12,400,461	12,400,572	52

Total with adjustment or at fair value	64,935	23,609	12,400,461	12,489,005	52
At book value without adjustment
(minimal or no charge or adjustment)	4,276,647	—	—	4,276,647	18
Not subject to discretionary withdrawal	6,934,154	170,007	54,778	7,158,939	30

Total annuity reserves and deposit liabilities	11,275,736	193,616	12,455,239	23,924,591	100%

Less reinsurance ceded	6,637,964	—	—	6,637,964

Net annuity reserves and deposit liabilities	$4,637,772	$193,616	$12,455,239	$17,286,627

Included in the liability for deposit-type contracts at December 31, 2013 and 2012 are approximately $53,121 and $52,574, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

At December 31, 2013 the contractual maturities were as follows:

Year	Amount
2014	$—
2015	—
2016	—
2017	—
Thereafter	53,121

The Company’s liability for deposit-type contracts includes GIC’s and Funding Agreements assumed from Transamerica Life Insurance Company, an affiliate. The liabilities assumed are $900,065 and $900,084 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	83

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets and the liabilities of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds. Information regarding the separate accounts of the Company are as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$132	$569,801	$569,933

Reserves for separate accounts as of December 31, 2013 with assets at fair value	$78,682	$20,697	$14,377,033	$14,476,412

Total	$78,682	$20,697	$14,377,033	$14,476,412

Reserves by withdrawal characteristics as of December 31, 2013:
With fair value adjustment	$78,682	$20,697	$—	$99,379
At fair value	—	—	14,313,937	14,313,937
Not subject to discretionary withdrawal	—	—	63,096	63,096

Total separate account liabilities at December 31, 2013	$78,682	$20,697	$14,377,033	$14,476,412

Mon Life 2013 SEC	84

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$120	$466,200	$466,320

Reserves for separate accounts as of December 31, 2012 with assets at fair value	$170,007	$23,609	$12,462,862	$12,656,478

Total as of December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

Reserves by withdrawal characteristics as of December 31, 2012:
With fair value adjustment	$170,007	$23,609	$—	$193,616
At fair value	—	—	12,408,084	12,408,084
Not subject to discretionary withdrawal	—	—	54,778	54,778

Total separate account liabilities at December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$107	$402,748	$402,855

Reserves for separate accounts as of December 31, 2011 with assets at fair value	$170,658	$25,929	$11,260,745	$11,457,332

Total as of December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Reserves by withdrawal characteristics as of December 31, 2011:
With fair value adjustment	$170,658	$25,929	$—	$196,587
At fair value	—	—	11,203,196	11,203,196
Not subject to discretionary withdrawal	$—	—	57,549	57,549

Total separate account liabilities at December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Mon Life 2013 SEC	85

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$569,933	$466,321	$402,855
Transfers from separate accounts	(888,332)	(656,788)	(540,288)

Net transfers from separate accounts	(318,399)	(190,467)	(137,433)
Miscellaneous reconciling adjustments	5,606	1,087	763

Net transfers as reported in the statement of operations of the life, accident and health annual statement	$(312,793)	$(189,380)	$(136,670)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $14,524,270 and $12,530,256, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$12,390,614	10,609,856
Group annuities	1,993,324	1,715,754
Modified separate account	131,244	197,024
Variable life	9,088	7,623

Total separate account assets	$14,524,270	$12,530,256

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate

Mon Life 2013 SEC	86

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$7,417,616	$2,889	$—
Minimum guaranteed income benefit	11,336	1,018	—
Minimum guaranteed withdrawal benefit	160,497	—	—
December 31, 2012
Minimum guaranteed death benefit	$6,541,811	$3,495	$—
Minimum guaranteed income benefit	9,960	1,602	—
Minimum guaranteed withdrawal benefit	102,022	—	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $107,007 and $170,007, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $1,392, $545 and $104 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $501, $239 and $613, respectively, toward separate account guarantees.

Mon Life 2013 SEC	87

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’s paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Life and annuity:
Ordinary direct first year business	$16,769	$12,176	$4,593
Ordinary direct renewal business	194,579	51,318	143,261
Group life direct business	13,030	3,386	9,644
Credit direct business	440	—	440
Reinsurance ceded	(20,766)	—	(20,766)

Total life and annuity	204,052	66,880	137,172
Accident and health:
Direct	35,888	—	35,888
Reinsurance assumed	6,714	—	6,714
Reinsurance ceded	(1,645)	—	(1,645)

Total accident and health	40,957	—	40,957

	$245,009	$66,880	$178,129

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary direct first year business	$17,360	$12,774	$4,586
Ordinary direct renewal business	201,276	53,166	148,110
Group life direct business	14,508	3,775	10,733
Credit direct business	508	—	508
Reinsurance ceded	(19,565)	—	(19,565)

Total life and annuity	214,087	69,715	144,372
Accident and health:
Direct	47,336	—	47,336
Reinsurance assumed	11,786	—	11,786
Reinsurance ceded	(2,076)	—	(2,076)

Total accident and health	57,046	—	57,046

	$271,133	$69,715	$201,418

Mon Life 2013 SEC	88

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. At December 31, 2013 and 2012, the Company established a premium deficiency reserve of $117,300 and $0, respectively.

At December 31, 2013 and 2012, the Company had insurance in force aggregating $4,156,319 and $4,262,496, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $50,445 and $42,640 to cover these deficiencies at December 31, 2013 and 2012, respectively.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively.

9. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the Company can make a dividend payment of up to $178,225 without the prior approval of insurance regulatory authorities in 2014.

The Company paid an ordinary common stock dividend of $118,422 and $16,578 to its parent companies, CGC and Aegon, respectively, on December 26, 2013. The Company reported a contribution receivable from parent companies of $135,000 at December 31, 2013. Capital

Mon Life 2013 SEC	89

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

contributions of $118,422 and $16,578 were received from CGC and Aegon, respectively, on February 14, 2014. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2013.

The Company paid an ordinary common stock dividend of $394,560 and $55,440 to its parent companies, CGC and Aegon, respectively, on December 21, 2012. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2012.

On December 23, 2011, the Company paid a common stock dividend of $300,000 to its parent companies. Of this amount, $117,400 was an ordinary cash dividend and $182,600 was an extraordinary cash dividend. CGC received $263,100 and Aegon received $36,900.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to on such vote.

On December 23, 2004, the Company received $117,168 from CGDC and $42,832 from Aegon, both affiliates, in exchange for surplus notes. Prior to the merger discussed in Note 1, CGDC dividended the Company’s surplus notes to its direct shareholders in the amount of $102,734 to CGC and $14,434 to Aegon. These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Insurance Division, Department of Commerce, of the State of Iowa prior to paying quarterly interest payments.

Mon Life 2013 SEC	90

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Additional information related to the surplus notes at December 31, 2013 and 2012 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2013
CGC	$102,734	$6,164	$61,695	$514
AEGON	57,266	3,436	24,918	286

Total	$160,000	$9,600	$86,613	$800

2012
CGC	$102,734	$6,164	$55,531	$514
AEGON	57,266	3,436	21,483	286

Total	$160,000	$9,600	$77,014	$800

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $310,280 and $333,420 were on loan under securities lending agreements as part of this program. At December 31, 2013, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $322,142 and $350,162 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	91

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$322,169
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	322,169
Securities received	—

Total collateral received	$322,169

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$31,493	$31,493
30 days or less	107,759	107,759
31 to 60 days	100,576	100,576
61 to 90 days	61,175	61,175
91 to 120 days	1,516	1,516
121 to 180 days	18,394	18,394
Greater than 3 years	1,296	1,229

Total	322,209	322,142
Securities received	—	—

Total collateral reinvested	$322,209	$322,142

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $322,254 (fair value of $322,142) that are currently tradable securities that could be sold and used to pay for the $322,169 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension

Mon Life 2013 SEC	92

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $4,311, $4,350 and $5,134, for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 25% of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $1,219, $1,276 and $1,682, for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2013, 2012 and 2011 was insignificant. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $1,246, $1,285 and $1,307 related to these plans for the years ended December 31, 2013, 2012 and 2011, respectively.

Mon Life 2013 SEC	93

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a common cost allocation service arrangement between Aegon companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2013, 2012 and 2011, the Company paid $108,918, $100,736 and $47,194, respectively, for these services, which approximates their costs to the affiliates.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $61, $71 and $64 for the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company reported a net amount of $30,774 and $32,590 due to parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2013, 2012 and 2011, the Company paid net interest of $26, $40 and $111, respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $471, $436 and $385 for these services during 2013, 2012 and 2011, respectively.

The Company had no short-term notes receivable at December 31, 2013 and 2012.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $79,733 and $77,229, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. As discussed in Note 6—Reinsurance, the Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held

Mon Life 2013 SEC	94

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

aggregate reserves for policies and contracts related to these policies of $161,384 and $156,981 at December 31, 2013 and 2012, respectively.

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities for the year ended December 31, 2013 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C, B, P, U	$522,058
Gallagher Bollinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H, Life	C, CA, P, U	91,233
All Other TPA Premiums					184

Total					$613,475

C-	Claims Payment
CA-	Claims Adjustment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2013, 2012 and 2011, the Company had $522,058, $422,874 and $345,517, respectively, of direct premiums written by The Vanguard Group, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $91,233, $93,480 and $104,706, respectively, of direct premiums written by Gallagher Bollinger, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $184, $146 and $576, respectively, of direct premiums written by all other managing general agents.

14. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $59,317,033 and $58,306,775 as of December 31, 2013 and 2012, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In

Mon Life 2013 SEC	95

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. A contract reserve has been established for the possibility of unexpected benefit payments at below market interest rates of $127 and $1,612 at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Company has no mortgage loan commitments. At December 31, 2011, the Company had mortgage loan commitments of $4,160. The Company has contingent commitments of $42,822 and $46,975 at December 31, 2013 and 2012, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $2,032 and $7,640, respectively.

At December 31, 2013 and 2012, the Company has private placement commitments outstanding of $24,000 and $0, respectively.

At December 31, 2013 and 2012, no securities were acquired (sold) on a “to be announced” (TBA) basis.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying value of $15,185 and $14,443, respectively, and fair value of $15,853 and $17,892, respectively, in conjunction with these transactions.

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted as of December 31, 2013 and 2012, respectively, was $149,006 and $213,917. In addition, securities in the amount of $206,338 and $224,372 were posted to the Company as of December 31, 2013 and 2012, respectively, which were not included on the balance sheet of the Company as the Company does not have the ability to sell or repledge the collateral. A portion of the cash collateral received by the Company has been reposted as collateral to other counterparties. The amount of cash collateral reposted was $0 and $2,580 as of December 31, 2013 and 2012, respectively.

The Company may pledge assets as collateral for transactions involving funding agreements. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying amount

Mon Life 2013 SEC	96

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

of $14,780 and $245,905 respectively, and fair value of $14,564 and $276,565 respectively, in conjunction with these transactions.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-21 years. In accordance with SSAP No. 5R, the Company did not recognize a liability for the low income housing tax credit since the amount is considered immaterial to the Company’s financial results. The maximum potential amount of future payments (undiscounted) that the Company could be required to make under these guarantees was $173 and $245 at December 31, 2013 and 2012, respectively. No payments are required as of December 31, 2013. The current assessment of risk of making payments under these guarantees is remote.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2013 and 2012:

	December 31
	2013	2012
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$173	$245

Current liability recognized in financial statements:
Noncontingent liabilities	$—	$—

Contingent liabilities	$—	$—

Ultimate financial statement impact if action required:
Other	$173	$245

Total impact if action required	$173	$245

The Company has issued funding agreements to FHLB, and the funds received are reported as deposit-type liabilities per SSAP No. 52, Deposit-Type Contracts. Total reserves are equal to the funding agreements balance. These funding agreements are used for investment spread management purposes and are subject to the same asset/liability management practices as other deposit-type business. All of the funding agreements issued to FHLB are classified in the general account as it is a general obligation of the Company. Collateral is required by FHLB to support repayment of the funding agreements. In addition, FHLB requires their common stock to be purchased.

Mon Life 2013 SEC	97

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012
FHLB stock purchased/owned as part of the agreement	$26,000	$27,800
Collateral pledged to the FHLB	557,317	1,086,622
Borrowing capacity currently available	897,824	560,000
Agreement General Account
Assets	1,742,275	1,690,805
Liabilities	1,300,000	1,300,130

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2012 for the total payout block is $2,383,901. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2013 and 2012, the Company’s reserves related to this matter were $45,219 and $10,297, respectively.

Mon Life 2013 SEC	98

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Also, various major insurers in the U.S. have entered into settlements with insurance regulators recently regarding claims settlement practices. Certain examinations are still ongoing.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $2,212 and $3,395 and an offsetting premium tax benefit of $847 and $1,347 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $990, $(2,874) and $(8,063), at December 31, 2013, 2012 and 2011, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

Municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. At December 31, 2013 and 2012, the Company had no recorded liabilities for municipal repurchase agreements.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $52,930 and $5,825, respectively. The Company had an outstanding liability for borrowed money in the amount $53,453 and $6,222 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest.

Mon Life 2013 SEC	99

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of dollar repurchase agreements are as follows:

Fair Value
Open	$53,266
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	53,266
Securities received	—

Total collateral received	$53,266

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2013 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain/(Loss)
Bonds:
NAIC 6	1	$36	$72	$3

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). With the exception of the Affordable Care Act annual fee described below, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (ACA). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity’s net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity’s portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance

Mon Life 2013 SEC	100

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee to be payable on September 30, 2014 to be $1,381. This assessment is not expected to have a material impact on risk based capital in 2014.

Mon Life 2013 SEC	101

Statutory-Basis

Financial Statement Schedules

Mon Life 2013 SEC

Monumental Life Insurance Company

Summary of Investments – Other Than Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$702,488	$698,416	$702,757
States, municipalities and political subdivisions	365,585	397,439	365,585
Foreign governments	196,331	188,850	192,500
Hybrid Securities	654,097	582,931	654,097
All other corporate bonds	10,453,434	11,052,424	10,409,860
Redeemable preferred stocks	9,541	8,955	9,541

Total fixed maturities	12,381,476	12,929,015	12,334,340
Equity securities
Common stocks:
Industrial, miscellaneous and all other	44,500	45,669	45,669

Total equity securities	44,500	45,669	45,669
Mortgage loans on real estate	1,692,860		1,692,860
Real estate	7,285		7,285
Policy loans	470,549		470,549
Other long-term investments	336,388		336,388
Securities Lending	322,209		322,209
Cash, cash equivalents and short-term investments	558,923		558,923

Total investments	$15,814,190		$15,768,223

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.
(2)	United States government and corporate bonds of $71,375 are held at fair value rather than amortized cost due to having an NAIC 6 rating.

Mon Life 2013 SEC	102

Monumental Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

December 31, 2013

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$5,234,408	$—	$105,825	$400,933	$285,191	$249,758	$301,105
Individual health	616,993	24,181	43,741	163,907	30,895	221,766	83,668
Group life and health	643,125	30,939	88,494	440,210	34,434	271,048	175,801
Annuity	3,425,826	—	68	701,427	378,809	1,128,645	(144,481)

	$9,920,352	$55,120	$238,128	$1,706,477	$729,329	$1,871,217	$416,093

Year ended December 31, 2012
Individual life	$5,237,303	$—	$62,480	$270,263	$310,669	$(133,512)	$274,367
Individual health	456,177	25,536	48,467	175,625	29,136	113,040	60,804
Group life and health	646,721	37,324	87,409	458,397	37,114	270,127	201,138
Annuity	3,629,809	—	127	617,432	445,395	929,457	44,166

	$9,970,010	$62,860	$198,483	$1,521,717	$822,314	$1,179,112	$580,475

Year ended December 31, 2011
Individual life	$5,530,556	$—	$52,163	$208,344	$306,133	$245,580	$260,215
Individual health	410,107	29,906	49,827	174,245	24,563	95,201	71,698
Group life and health	667,286	38,644	93,530	474,154	37,963	297,090	210,966
Annuity	3,840,063	—	41	546,479	470,382	832,759	111,786

	$10,448,012	$68,550	$195,561	$1,403,222	$839,041	$1,470,630	$654,665

*	Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.

Mon Life 2013 SEC	103

Monumental Life Insurance Company

Reinsurance

(Dollars in Thousands)

December 31, 2013

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$53,926,362	$34,924,942	$3,588,743	22,590,163	16%

Premiums:
Individual life	$786,161	$396,054	$10,826	$400,933	3%
Individual health	116,968	8,564	55,503	163,907	34%
Group life and health	461,308	86,001	64,902	440,209	15%
Annuity	703,936	28,317	25,808	701,427	4%

	$2,068,373	$518,936	$157,039	$1,706,476	9%

Year ended December 31, 2012
Life insurance in force	$59,790,366	$39,457,731	$2,789,989	$23,122,624	12%

Premiums:
Individual life	$678,988	$421,821	$13,096	$270,263	5%
Individual health	120,598	7,260	62,287	175,625	35%
Group life and health	470,794	93,042	80,645	458,397	18%
Annuity	597,505	31,514	51,441	617,432	8%

	$1,867,885	$553,637	$207,469	$1,521,717	14%

Year ended December 31, 2011
Life insurance in force	$62,029,782	$41,743,562	$2,686,755	$22,972,975	12%

Premiums:
Individual life	$657,650	$456,986	$7,679	$208,343	4%
Individual health	124,649	22,292	71,889	174,246	41%
Group life and health	487,397	93,904	80,661	474,154	17%
Annuity	524,970	31,195	52,704	546,479	10%

	$1,794,666	$604,377	$212,933	$1,403,222	15%

Mon Life 2013 SEC	104

Monumental Life 2nd Quarter Interim Financial Statements (Unaudited)

Monumental Life Insurance Company

Balance Sheet - Statutory Basis

(Dollars in thousands, except per share amounts)(Unaudited)

As of June 30, 2014

Admitted Assets
Cash and invested assets:
Cash and short-term investments	$485,409
Bonds	12,328,587
Preferred stock	9,541
Common stock	59,479
Real estate	372
Real estate held for sale	5,014
Mortgage loans on real estate	1,608,646
Receivable for securities	5,000
Policy loans	460,936
Derivatives	84,665
Securities lending reinvested collateral assets	349,742
Collateral balance	8,787
Other invested assets	733,753

Total cash and invested assets	16,139,931
Premiums deferred and uncollected	192,440
Investment income due and accrued	164,183
Reinsurance receivable	31,392
Federal and foreign income tax recoverable	7,212
Net deferred tax asset	160,218
Accounts receivable	42,958
Receivable from parent, subsidiaries and affiliates	72,513
Guaranty funds receivable	3,433
Goodwill	5,963
Cash surrender value of life insurance policies	80,298
Other assets	2,735
Separate account assets	15,174,281

Total admitted assets	$32,077,557

Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	5,612,305
Annuity	3,575,768
Accident and Health	784,765
Policy and contract claim reserves
Life	125,546
Accident and Health	111,336
Liability for deposit-type contracts	660,967
Other policyholders’ funds	7,379
Transfers from separate accounts due or accrued	(280)
Amounts withheld or retained	35,440
Taxes, licenses and fees due and accrued	20,902
Remittances and items not allocated	7,813
Borrowed money	54,131
Asset valuation reserve	242,875
Interest maintenance reserve	291,295
Funds held under coinsurance and other reinsurance treaties	3,821,824
Reinsurance in unauthorized companies	1,738
Unearned investment income	6,430
Commissions to agents due or accrued	27,946
Other liabilities	29,320
Payable for derivative cash collateral	183,306
Commissions and expense allowances payable on reinsurance assumed	1,935
Derivatives	29,408
Payable for securities lending	349,742
Separate account liabilities	15,174,281

Total liabilities	31,156,172
Capital and surplus:
Common stock:
Class A common stock, $750 par value, 10,000 shares authorized, 9,818.93 issued and outstanding	7,364
Class B common stock, $750 par value, 10,000 shares authorized, 3,697.27 issued and outstanding	2,773
Surplus notes	160,000
Paid-in surplus	757,574
Special surplus	948
Unassigned surplus	(7,274)

Total capital and surplus	921,385

Total liabilities and capital and surplus	$32,077,557

Monumental Life Insurance Company

Statement of Operations - Statutory Basis

(Dollars in thousands)(Unaudited)

For the Six Months Ended June 30, 2014

Revenues:
Premiums and other considerations, net of reinsurance
Life	$175,365
Annuity	383,405
Accident and Health	301,501
Net investment income	356,138
Amortization of interest maintenance reserve	11,806
Commissions and expense allowances on reinsurance ceded	98,218
Reserve adjustments on reinsurance ceded	(127,724)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	21,999
Income earned on company owned life insurance	566
Other income	13,473

1,234,747
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	252,945
Annuity benefits	170,469
Surrender benefits	424,692
Other benefits	40,146
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(14,941)
Annuity	(67,927)
Accident and Health	68,407

873,791
Insurance expenses:
Commissions	178,063
General insurance expenses	103,905
Taxes, licenses and fees	16,424
Net transfers to separate accounts	(103,821)
Funds withheld ceded investment income	70,758
Interest on surplus notes	4,773
Other expenses	(2,857)

267,245

1,141,036

Gain from operations before federal income tax expense and net realized capital gains on investments	93,711
Dividends to policyholders	651

Gain from operations before federal income tax expense and net realized capital gains/losses on investments	93,060
Federal income tax expense	21,341

Gain from operations before net realized capital gains on investments	71,719
Net realized capital gains on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	14,616

Net income	$86,335

Monumental Life Insurance Company

Statement of Changes in Capital and Surplus - Statutory Basis

(Dollars in thousands)(Unaudited)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2014	$7,364	$2,773	$160,000	$757,199	$—	$43,888	$971,224
Net income	0	0	0	0	0	86,335	86,335
Change in net unrealized capital gains and losses, net of tax	0	0	0	0	0	(68,956)	(68,956)
Change in net unrealized foreign exchange capital gain	0	0	0	0	0	135	135
Change in net deferred income tax asset	0	0	0	0	0	18,566	18,566
Change in non-admitted assets	0	0	0	0	0	(44,803)	(44,803)
Change in asset valuation reserve	0	0	0	0	0	1,097	1,097
Change in surplus as a result of reinsurance	0	0	0	0	0	(31,001)	(31,001)
Change in liability for reinsurance in unauthorized companies	0	0	0	0	0	241	241
Correction of an error - Change in fixed annuity ceded reserves	0	0	0	0	0	(11,828)	(11,828)
ACA section 9010 estimated assessment	0	0	0	0	948	(948)	0
Long-term incentive compensation	0	0	0	375	0	0	375

Balance at June 30, 2014	$7,364	$2,773	$160,000	$757,574	$948	$(7,274)	$921,385

Monumental Life Insurance Company

Statement of Cash Flow - Statutory Basis

(Dollars in thousands)(Unaudited)

For the Six Months Ended June 30, 2014

Operating Activities
Premiums collected, net of reinsurance	$850,614
Net investment income	371,727
Miscellaneous income	(27,758)
Benefit and loss related payments	(919,364)
Commissions, expenses paid and aggregate write-ins for deductions	(325,092)
Net transfers to separate accounts	106,498
Federal and foreign income taxes paid	(24,606)
Dividends paid to policyholders	(649)

Net cash provided by operating activities	31,370
Investing Activities
Proceeds from investments sold, matured or repaid:
Bonds	655,798
Stocks	3,662
Mortgage loans	131,589
Real estate	2,543
Other invested assets	88,917
Miscellaneous proceeds	5,419

Total investment proceeds	887,928
Cost of investments acquired:
Bonds	(599,611)
Common Stock	(394)
Mortgage loans	(47,283)
Real estate	(1,673)
Other invested assets	(18,775)
Securities lending reinvested collateral assets	(27,533)
Miscellaneous applications	(5,660)

Total cost of investments acquired	(700,929)
Net decrease in policy loans	9,613

Net cost of investments acquired	(691,316)

Net cash provided by investing activities	196,612
Financing Activities
Net deposits on deposit-type contracts and other insurance liabilities	1,526
Borrowed funds	678
Capital and paid in surplus, less treasury stock	135,000
Funds withheld under reinsurance treaties with unauthorized reinsurers	(452,704)
Receivable from parent, subsidiaries and affiliates	(15,406)
Payable for securities lending	27,533
Other cash provided	1,877

Net cash used in financing activities	(301,496)

Net decrease in cash, cash equivalents and short-term investments	(73,514)
Cash, cash equivalents and short-term investments:
Beginning of year	558,923

End of year	$485,409

Monumental Life Insurance Company

Notes to Financial Statements - Statutory Basis

(Dollars in thousands)(Unaudited)

For the Six Months Ended June 30, 2014

1. Basis of Presentation

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 2013.

WRL Series Life Account Audited Financials

FINANCIAL STATEMENTS

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Years Ended December 31, 2013 and 2012

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Financial Statements

Years Ended December 31, 2013 and 2012

    Building a better working world

    Ernst & Young LLP Suite 3000

801Grand Avenue

Des Moines, IA 50309-2764

Tel: +1515 243 2727

Fax: +1515 362 7200

The Board of Directors and Contract Owners

Of WRL Series Life Account

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statements of assets and liabilities of the subaccounts of Western Reserve Life Assurance Co. of Ohio WRL Series Life Account (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Western Reserve Life Assurance Co. of Ohio WRL Series Life Account, at December 31,2013, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Des Moines, Iowa

April 28, 2014

A member firm of Ernst & Young Global Limited

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AllianceBernstein Balanced Wealth Strategy Class B Shares	119,934.123	$1,459,833	$1,637,101	$(1)	$1,637,100	96,496	$12.355811	$17.665367
Fidelity® VIP Contrafund® Service Class 2	627,758.128	15,963,711	21,199,392	(2)	21,199,390	1,061,778	14.020766	20.013995
Fidelity® VIP Equity-Income Service Class 2	502,007.111	10,858,400	11,485,923	(2)	11,485,921	627,239	14.212334	18.356476
Fidelity® VIP Growth Opportunities Service Class 2	221,959.058	4,084,343	6,587,745	2	6,587,747	495,704	13.288362	15.835002
Fidelity® VIP Index 500 Service Class 2	106,895.651	15,190,999	19,728,661	(13)	19,728,648	1,059,391	14.682625	19.469248
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	290,982.871	2,242,475	2,194,011	1	2,194,012	114,612	13.300390	19.940509
Access VP High Yield	196,878.416	5,741,053	5,908,321	(1)	5,908,320	354,737	12.600722	17.510682
ProFund VP Asia 30	93,204.808	4,654,949	5,217,605	1	5,217,606	578,009	8.977163	10.202458
ProFund VP Basic Materials	70,225.572	3,362,756	3,893,306	24	3,893,330	382,073	10.027675	10.718093
ProFund VP Bull	144,056.708	4,912,118	5,456,868	(4)	5,456,864	379,024	13.754578	14.521932
ProFund VP Consumer Services	59,443.245	2,723,150	3,394,209	—	3,394,209	174,922	17.217920	20.920899
ProFund VP Emerging Markets	219,992.582	5,635,491	5,253,423	(2,378)	5,251,045	763,357	6.860433	8.314749
ProFund VP Europe 30	27,446.855	616,099	710,050	1	710,051	70,112	10.077904	12.020777
ProFund VP Falling U.S. Dollar	27,271.186	750,826	757,594	(1)	757,593	91,312	7.874793	9.245773
ProFund VP Financials	127,207.539	3,020,217	3,559,267	46	3,559,313	384,821	9.192863	13.528156
ProFund VP International	113,881.020	2,552,908	2,733,144	35	2,733,179	297,995	9.143276	11.419377
ProFund VP Japan	133,371.978	2,242,376	2,520,730	(591)	2,520,139	264,230	9.507379	14.326343
ProFund VP Mid-Cap	153,147.270	4,762,679	5,239,168	655	5,239,823	354,544	13.596900	15.530244
ProFund VP Money Market	15,946,965.500	15,946,966	15,946,966	4,349	15,951,315	1,587,303	9.239971	10.546944
ProFund VP NASDAQ-100	251,002.282	6,506,831	7,650,550	272	7,650,822	370,711	15.020042	20.904236
ProFund VP Oil & Gas	144,474.584	6,860,410	7,726,501	(1)	7,726,500	716,936	9.683747	11.504333
ProFund VP Pharmaceuticals	132,395.605	3,947,831	4,526,606	7	4,526,613	272,535	16.555338	17.445073
ProFund VP Precious Metals	165,452.984	5,385,983	3,896,418	(7)	3,896,411	888,589	4.370272	4.605538
ProFund VP Short Emerging Markets	32,514.186	412,505	421,709	6	421,715	83,885	4.550910	9.172235
ProFund VP Short International	33,111.148	519,975	425,809	3	425,812	91,408	4.243829	6.627263
ProFund VP Short NASDAQ-100	119,306.949	682,753	578,639	4	578,643	198,467	2.902010	5.366754
ProFund VP Short Small-Cap	255,367.835	1,300,552	1,095,528	(2)	1,095,526	418,451	2.483097	5.264126
ProFund VP Small-Cap	225,961.612	8,181,855	8,995,532	1,649	8,997,181	575,020	14.225744	15.840460
ProFund VP Small-Cap Value	122,871.113	4,679,130	5,133,555	1,633	5,135,188	328,402	14.772168	16.481570
ProFund VP Telecommunications	76,640.985	678,002	672,141	1	672,142	54,824	12.198288	13.401226
ProFund VP U.S. Government Plus	130,783.996	2,931,010	2,316,185	12	2,316,197	185,209	11.998188	13.144663
ProFund VP UltraNASDAQ-100	169,137.261	6,489,645	8,712,260	—	8,712,260	524,419	16.442301	16.771435
ProFund VP UltraSmall-Cap	434,966.489	7,983,390	10,830,666	2	10,830,668	687,819	15.672330	18.182846
ProFund VP Utilities	59,714.208	2,104,928	2,094,774	(2)	2,094,772	187,028	10.435155	12.928726
TA Aegon Active Asset Allocation - Conservative Initial Class	959,112.587	9,922,786	10,559,830	(4)	10,559,826	949,238	10.943511	11.560433
TA Aegon Active Asset Allocation - Moderate Initial Class	253,610.661	2,744,268	2,939,348	1	2,939,349	255,835	11.292449	11.656557
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	2,837,707.574	27,381,609	33,768,720	(166)	33,768,554	2,854,987	11.622154	12.865116
TA Aegon High Yield Bond Initial Class	2,355,435.888	19,341,765	19,314,574	1,016	19,315,590	958,905	12.522507	20.433261
TA Aegon Money Market Initial Class	37,528,493.470	37,528,493	37,528,493	(29)	37,528,464	2,061,971	9.316270	20.398106
TA Aegon U.S. Government Securities Initial Class	644,957.393	8,437,342	7,952,325	(677)	7,951,648	548,374	10.958200	14.663209
TA AllianceBernstein Dynamic Allocation Initial Class	380,471.742	3,157,487	3,473,707	(14)	3,473,693	211,633	10.648655	16.846779
TA Asset Allocation - Conservative Initial Class	3,270,800.577	32,676,153	36,960,047	(38)	36,960,009	2,123,723	11.789846	17.538227

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA Asset Allocation - Growth Initial Class	27,296,760.346	$262,417,873	$308,453,392	$3,111	$308,456,503	16,494,167	$12.873074	$19.073415
TA Asset Allocation - Moderate Initial Class	7,122,044.436	71,382,027	86,176,738	(39)	86,176,699	4,718,623	12.177407	18.416756
TA Asset Allocation - Moderate Growth Initial Class	24,489,882.351	269,810,367	312,490,899	2,919	312,493,818	16,718,753	12.571518	18.790500
TA Barrow Hanley Dividend Focused Initial Class	3,613,877.643	50,835,306	69,350,312	144	69,350,456	2,340,738	13.051362	32.660389
TA BlackRock Global Allocation Initial Class	525,994.992	5,036,613	5,486,128	2	5,486,130	475,997	11.328843	11.687343
TA BlackRock Tactical Allocation Initial Class	459,212.315	4,740,316	5,010,006	3	5,010,009	422,236	11.663657	12.032649
TA BNP Paribas Large Cap Growth Initial Class	302,059.738	5,316,438	6,959,456	(6)	6,959,450	300,744	14.428149	24.096790
TA Clarion Global Real Estate Securities Initial Class	4,075,407.986	47,462,447	47,560,011	(103)	47,559,908	1,637,406	10.986776	31.425633
TA Hanlon Income Initial Class	2,299,305.940	25,658,118	25,637,261	(148)	25,637,113	2,168,193	10.927524	12.292544
TA International Moderate Growth Initial Class	1,187,503.576	9,919,081	11,863,161	(458)	11,862,703	1,035,656	11.024814	12.309103
TA Janus Balanced Initial Class	759,962.394	8,054,699	9,621,124	(71)	9,621,053	776,819	11.456573	12.852511
TA Jennison Growth Initial Class	1,548,826.511	13,438,357	16,587,932	944	16,588,876	997,359	15.131767	17.172210
TA JPMorgan Core Bond Initial Class	3,374,812.019	42,779,129	42,590,128	55	42,590,183	1,189,246	10.950996	44.008979
TA JPMorgan Enhanced Index Initial Class	398,090.513	5,437,411	7,002,412	6	7,002,418	363,316	14.808199	19.916705
TA JPMorgan Mid Cap Value Initial Class	400,053.591	5,383,104	8,409,126	6	8,409,132	297,704	15.470946	28.390027
TA JPMorgan Tactical Allocation Initial Class	3,826,358.202	51,185,970	50,814,037	(66)	50,813,971	1,836,341	10.218215	36.047329
TA MFS International Equity Initial Class	5,066,375.747	36,636,346	44,178,797	(53)	44,178,744	2,542,705	11.892127	17.849759
TA Morgan Stanley Capital Growth Initial Class	2,774,166.053	31,712,605	41,973,132	(245)	41,972,887	1,614,954	15.367704	26.415253
TA Morgan Stanley Mid-Cap Growth Initial Class	10,562,229.075	267,847,412	400,730,971	(5,247)	400,725,724	6,801,694	13.605045	73.383598
TA Multi-Managed Balanced Initial Class	9,034,369.585	103,085,116	122,596,395	(487)	122,595,908	5,788,779	13.152086	21.225720
TA PIMCO Tactical - Balanced Initial Class	623,153.044	6,716,367	7,222,344	(1)	7,222,343	619,030	10.756257	12.125705
TA PIMCO Tactical - Conservative Initial Class	899,022.997	9,675,498	9,862,282	148	9,862,430	892,693	9.964341	11.487913
TA PIMCO Tactical - Growth Initial Class	1,197,589.376	12,939,141	13,712,398	76	13,712,474	1,186,871	10.142407	12.013286
TA PIMCO Total Return Initial Class	2,393,815.772	28,545,739	27,193,747	2	27,193,749	1,680,310	11.014671	16.405073
TA Systematic Small/Mid Cap Value Initial Class	5,603,462.449	108,919,284	132,633,956	575	132,634,531	4,447,355	14.460043	30.555964
TA T. Rowe Price Small Cap Initial Class	3,878,867.021	43,187,970	55,235,066	(524)	55,234,542	2,153,737	15.786342	26.762648
TA Vanguard ETF - Balanced Initial Class	73,646.529	813,299	870,502	(1)	870,501	69,037	12.023765	13.230608
TA Vanguard ETF - Growth Initial Class	311,555.507	3,206,357	3,470,728	5	3,470,733	269,355	12.740878	13.501839
TA WMC Diversified Growth Initial Class	27,545,189.146	658,218,427	877,038,822	(6,046)	877,032,776	42,951,581	13.197108	20.523353

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
AllianceBernstein Balanced Wealth Strategy Class B Shares	$647,958	$14,996	$6,674	$8,322	$—	$20,671	$20,671	$58,756	$79,427	$87,749	$188,644	$276,393	$924,351
Fidelity® VIP Contrafund® Service Class 2	15,287,373	185,584	148,975	36,609	—	70,872	70,872	2,164,818	2,235,690	2,272,299	(911,276)	1,361,023	16,648,396
Fidelity® VIP Equity-Income Service Class 2	7,793,281	243,512	74,381	169,131	535,153	(158,049)	377,104	661,774	1,038,878	1,208,009	(439,164)	768,845	8,562,126
Fidelity® VIP Growth Opportunities Service Class 2	3,926,217	7,393	43,353	(35,960)	—	21,935	21,935	698,001	719,936	683,976	208,206	892,182	4,818,399
Fidelity® VIP Index 500 Service Class 2	9,370,215	231,118	91,769	139,349	135,160	271,893	407,053	854,941	1,261,994	1,401,343	1,772,160	3,173,503	12,543,718
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	669,001	22,583	7,947	14,636	—	13,634	13,634	87,730	101,364	116,000	265,328	381,328	1,050,329
Access VP High Yield	2,258,889	125,872	24,252	101,620	—	43,444	43,444	186,986	230,430	332,050	1,037,149	1,369,199	3,628,088
ProFund VP Asia 30	3,927,613	—	38,143	(38,143)	—	(485,676)	(485,676)	898,915	413,239	375,096	(10,181)	364,915	4,292,528
ProFund VP Basic Materials	4,487,958	14,250	39,058	(24,808)	—	(142,088)	(142,088)	410,776	268,688	243,880	(432,450)	(188,570)	4,299,388
ProFund VP Bull	2,419,318	—	23,063	(23,063)	—	295,744	295,744	(28,252)	267,492	244,429	(136,156)	108,273	2,527,591
ProFund VP Consumer Services	1,868,275	—	13,166	(13,166)	4,562	233,284	237,846	42,707	280,553	267,387	(488,732)	(221,345)	1,646,930
ProFund VP Emerging Markets	5,637,656	67,524	56,818	10,706	—	(766,440)	(766,440)	1,014,391	247,951	258,657	3,264,163	3,522,820	9,160,476
ProFund VP Europe 30	322,844	10,425	3,775	6,650	—	9,334	9,334	93,102	102,436	109,086	1,476,736	1,585,822	1,908,666
ProFund VP Falling U.S. Dollar	612,079	—	4,350	(4,350)	—	(33,177)	(33,177)	27,753	(5,424)	(9,774)	(20,748)	(30,522)	581,557
ProFund VP Financials	1,628,344	3,102	18,260	(15,158)	—	(39,058)	(39,058)	345,050	305,992	290,834	138,400	429,234	2,057,578
ProFund VP International	1,434,875	—	13,412	(13,412)	—	(127,758)	(127,758)	355,345	227,587	214,175	465,737	679,912	2,114,787
ProFund VP Japan	1,222,963	—	3,162	(3,162)	—	(86,108)	(86,108)	70,723	(15,385)	(18,547)	(973,126)	(991,673)	231,290
ProFund VP Mid-Cap	2,408,185	—	35,901	(35,901)	—	446,912	446,912	214,357	661,269	625,368	1,701,172	2,326,540	4,734,725
ProFund VP Money Market	21,461,631	3,488	151,097	(147,609)	—	—	—	—	—	(147,609)	(4,438,881)	(4,586,490)	16,875,141
ProFund VP NASDAQ-100	8,536,019	—	82,829	(82,829)	—	1,900,564	1,900,564	14,423	1,914,987	1,832,158	(4,256,364)	(2,424,206)	6,111,813
ProFund VP Oil & Gas	6,560,703	7,807	60,387	(52,580)	567,477	(291,208)	276,269	(191,974)	84,295	31,715	343,382	375,097	6,935,800

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
ProFund VP Pharmaceuticals	$3,002,517	$32,378	$23,043	$9,335	$—	$274,518	$274,518	$(38,114)	$236,404	$245,739	$(660,602)	$(414,863)	$2,587,654
ProFund VP Precious Metals	8,366,429	—	69,579	(69,579)	—	(711,592)	(711,592)	(589,571)	(1,301,163)	(1,370,742)	457,093	(913,649)	7,452,780
ProFund VP Short Emerging Markets	588,647	—	4,314	(4,314)	—	(40,823)	(40,823)	(38,943)	(79,766)	(84,080)	(85,466)	(169,546)	419,101
ProFund VP Short International	664,257	—	5,679	(5,679)	23,144	(84,977)	(61,833)	(74,010)	(135,843)	(141,522)	20,927	(120,595)	543,662
ProFund VP Short NASDAQ-100	964,827	—	8,604	(8,604)	—	(249,254)	(249,254)	13,731	(235,523)	(244,127)	197,703	(46,424)	918,403
ProFund VP Short Small-Cap	1,119,129	—	8,369	(8,369)	—	(187,309)	(187,309)	791	(186,518)	(194,887)	(181,571)	(376,458)	742,671
ProFund VP Small-Cap	1,729,449	—	38,541	(38,541)	100,003	(11,188)	88,815	156,522	245,337	206,796	4,017,443	4,224,239	5,953,688
ProFund VP Small-Cap Value	584,329	—	28,703	(28,703)	—	52,706	52,706	104,561	157,267	128,564	3,884,767	4,013,331	4,597,660
ProFund VP Telecommunications	243,416	16,249	8,700	7,549	—	148,543	148,543	1,998	150,541	158,090	641,501	799,591	1,043,007
ProFund VP U.S. Government Plus	5,859,541	—	58,593	(58,593)	1,052,718	188,817	1,241,535	(1,253,036)	(11,501)	(70,094)	2,234,257	2,164,163	8,023,704
ProFund VP UltraNASDAQ-100(1)	—	—	15,739	(15,739)	—	325,483	325,483	(107,712)	217,771	202,032	2,103,999	2,306,031	2,306,031
ProFund VP UltraSmall-Cap	5,757,669	—	46,135	(46,135)	—	809,063	809,063	106,390	915,453	869,318	(2,437,805)	(1,568,487)	4,189,182
ProFund VP Utilities	3,795,806	66,490	26,222	40,268	—	182,944	182,944	(282,515)	(99,571)	(59,303)	(1,490,137)	(1,549,440)	2,246,366
TA AEGON Active Asset Allocation - Conservative Initial Class	4,719,304	27,004	60,699	(33,695)	34,819	69,207	104,026	326,715	430,741	397,046	2,673,778	3,070,824	7,790,128
TA AEGON Active Asset Allocation - Moderate Initial Class	852,713	2,130	11,286	(9,156)	1,505	36,551	38,056	64,020	102,076	92,920	777,067	869,987	1,722,700
TA AEGON Active Asset Allocation - Moderate Growth Initial Class	28,522,037	193,754	243,569	(49,815)	—	241,099	241,099	2,651,384	2,892,483	2,842,668	(2,023,280)	819,388	29,341,425
TA AEGON High Yield Bond Initial Class	15,387,057	1,336,224	181,310	1,154,914	—	271,332	271,332	1,554,227	1,825,559	2,980,473	5,230,950	8,211,423	23,598,480
TA AEGON Money Market Initial Class	49,515,480	2,305	396,747	(394,442)	—	—	—	—	—	(394,442)	(7,718,192)	(8,112,634)	41,402,846
TA AEGON U.S. Government Securities Initial Class	12,040,949	193,388	96,096	97,292	281,268	76,754	358,022	(44,084)	313,938	411,230	(652,160)	(240,930)	11,800,019
TA AllianceBernstein Dynamic Allocation Initial Class	3,015,977	27,665	28,309	(644)	—	(8,403)	(8,403)	171,938	163,535	162,891	218,171	381,062	3,397,039
TA Asset Allocation - Conservative Initial Class	40,133,908	1,332,645	371,237	961,408	—	647,358	647,358	1,058,224	1,705,582	2,666,990	(328,955)	2,338,035	42,471,943

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA Asset Allocation - Growth Initial Class	$238,137,274	$3,389,090	$2,171,012	$1,218,078	$—	$(7,437,969)	$(7,437,969)	$33,604,600	$26,166,631	$27,384,709	$(9,527,913)	$17,856,796	$255,994,070
TA Asset Allocation - Moderate Initial Class	82,588,491	2,168,740	716,680	1,452,060	—	(2,155,334)	(2,155,334)	7,427,760	5,272,426	6,724,486	(8,264,432)	(1,539,946)	81,048,545
TA Asset Allocation - Moderate Growth Initial Class	271,487,804	6,960,136	2,408,621	4,551,515	—	(2,322,326)	(2,322,326)	23,552,020	21,229,694	25,781,209	(16,773,704)	9,007,505	280,495,309
TA Barrow Hanley Dividend Focused Initial Class	58,346,888	1,073,118	527,887	545,231	—	(674,661)	(674,661)	6,379,435	5,704,774	6,250,005	(4,107,865)	2,142,140	60,489,028
TA BlackRock Global Allocation Initial Class	1,832,732	116,028	24,039	91,989	80,419	(13,188)	67,231	71,956	139,187	231,176	1,646,857	1,878,033	3,710,765
TA BlackRock Tactical Allocation Initial Class	1,074,808	59,050	19,534	39,516	89,344	23,094	112,438	21,399	133,837	173,353	2,083,782	2,257,135	3,331,943
TA BNP Paribas Large Cap Growth Initial Class	3,339,827	32,659	34,091	(1,432)	—	184,586	184,586	352,333	536,919	535,487	177,107	712,594	4,052,421
TA Clarion Global Real Estate Securities Initial Class	39,627,251	1,592,380	393,540	1,198,840	—	(5,590,112)	(5,590,112)	13,817,409	8,227,297	9,426,137	(650,848)	8,775,289	48,402,540
TA Hanlon Income Initial Class	30,165,370	708,052	251,752	456,300	—	137,444	137,444	269,769	407,213	863,513	(1,135,338)	(271,825)	29,893,545
TA International Moderate Growth Initial Class	10,957,032	311,328	88,450	222,878	—	(485,045)	(485,045)	1,422,071	937,026	1,159,904	(1,283,515)	(123,611)	10,833,421
TA Janus Balanced Initial Class	8,735,617	—	74,937	(74,937)	—	9,813	9,813	1,073,332	1,083,145	1,008,208	(685,417)	322,791	9,058,408
TA Jennison Growth Initial Class	15,313,587	11,700	135,479	(123,779)	1,193,687	1,521,713	2,715,400	91,262	2,806,662	2,682,883	(4,792,434)	(2,109,551)	13,204,036
TA JPMorgan Core Bond Initial Class	55,847,749	1,462,219	503,457	958,762	22,457	900,560	923,017	379,747	1,302,764	2,261,526	(3,147,971)	(886,445)	54,961,304
TA JPMorgan Enhanced Index Initial Class	4,287,113	43,178	36,028	7,150	—	394,458	394,458	161,970	556,428	563,578	(235,514)	328,064	4,615,177
TA JPMorgan Mid Cap Value Initial Class	6,976,202	53,687	65,220	(11,533)	—	120,803	120,803	1,172,138	1,292,941	1,281,408	(974,501)	306,907	7,283,109
TA JPMorgan Tactical Allocation Initial Class	58,567,573	347,109	510,278	(163,169)	—	(2,326,995)	(2,326,995)	6,283,315	3,956,320	3,793,151	(3,857,180)	(64,029)	58,503,544
TA MFS International Equity Initial Class	35,715,997	623,763	336,094	287,669	—	(2,093,916)	(2,093,916)	8,973,054	6,879,138	7,166,807	(1,947,575)	5,219,232	40,935,229
TA Morgan Stanley Capital Growth Initial Class	28,217,193	—	269,468	(269,468)	5,482,103	(507,320)	4,974,783	(716,995)	4,257,788	3,988,320	(3,131,500)	856,820	29,074,013
TA Morgan Stanley Mid-Cap Growth Initial Class	320,319,419	—	2,906,653	(2,906,653)	16,069,972	6,519,362	22,589,334	5,156,982	27,746,316	24,839,663	(36,161,019)	(11,321,356)	308,998,063
TA Multi-Managed Balanced Initial Class	109,394,054	1,842,586	1,014,790	827,796	17,061,517	1,701,777	18,763,294	(7,297,732)	11,465,562	12,293,358	(8,589,665)	3,703,693	113,097,747
TA PIMCO Tactical - Balanced Initial Class	9,877,534	145,489	61,551	83,938	—	(251,066)	(251,066)	208,259	(42,807)	41,131	(2,699,835)	(2,658,704)	7,218,830

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA PIMCO Tactical - Conservative Initial Class	$9,346,564	$146,415	$82,669	$63,746	$—	$(89,616)	$(89,616)	$102,304	$12,688	$76,434	$391,628	$468,062	$9,814,626
TA PIMCO Tactical - Growth Initial Class	12,936,910	99,237	108,992	(9,755)	—	(163,709)	(163,709)	188,345	24,636	14,881	(524,796)	(509,915)	12,426,995
TA PIMCO Total Return Initial Class	33,381,877	1,438,403	299,499	1,138,904	—	570,687	570,687	436,358	1,007,045	2,145,949	1,689,184	3,835,133	37,217,010
TA Systematic Small/Mid Cap Value Initial Class	35,587,598	198,885	343,170	(144,285)	9,626,975	2,719,306	12,346,281	(6,615,996)	5,730,285	5,586,000	(164,792)	5,421,208	41,008,806
TA T. Rowe Price Small Cap Initial Class	26,401,828	—	282,450	(282,450)	2,569,391	4,123,894	6,693,285	(2,758,495)	3,934,790	3,652,340	(1,495,714)	2,156,626	28,558,454
TA Vanguard ETF - Balanced Initial Class	392,883	6,448	4,233	2,215	11,949	2,303	14,252	19,517	33,769	35,984	53,373	89,357	482,240
TA Vanguard ETF - Growth Initial Class	1,996,047	23,795	13,749	10,046	107,992	70,950	178,942	621	179,563	189,609	(780,545)	(590,936)	1,405,111
TA WMC Diversified Growth Initial Class	709,945,091	2,333,333	6,775,768	(4,442,435)	—	(4,566,559)	(4,566,559)	94,743,039	90,176,480	85,734,045	(68,855,531)	16,878,514	726,823,605

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
AllianceBernstein Balanced Wealth Strategy Class B Shares	$924,351	$30,499	$10,841	$19,658	$—	$46,747	$46,747	$116,427	$163,174	$182,832	$529,917	$712,749	$1,637,100
Fidelity® VIP Contrafund® Service Class 2	16,648,396	159,832	168,866	(9,034)	5,597	(25,222)	(19,625)	4,965,574	4,945,949	4,936,915	(385,921)	4,550,994	21,199,390
Fidelity® VIP Equity-Income Service Class 2	8,562,126	244,659	90,627	154,032	717,634	(146,380)	571,254	1,604,255	2,175,509	2,329,541	594,254	2,923,795	11,485,921
Fidelity® VIP Growth Opportunities Service Class 2	4,818,399	2,655	49,686	(47,031)	3,087	517,796	520,883	1,241,379	1,762,262	1,715,231	54,117	1,769,348	6,587,747
Fidelity® VIP Index 500 Service Class 2	12,543,718	298,163	135,654	162,509	151,119	917,402	1,068,521	3,048,361	4,116,882	4,279,391	2,905,539	7,184,930	19,728,648
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	1,050,329	180,757	15,026	165,731	299,325	(6,669)	292,656	(130,476)	162,180	327,911	815,772	1,143,683	2,194,012
Access VP High Yield	3,628,088	110,197	36,617	73,580	104,662	231,279	335,941	(15,946)	319,995	393,575	1,886,657	2,280,232	5,908,320
ProFund VP Asia 30	4,292,528	2,488	38,564	(36,076)	—	(203,334)	(203,334)	778,182	574,848	538,772	386,306	925,078	5,217,606
ProFund VP Basic Materials	4,299,388	36,218	33,121	3,097	—	(176,258)	(176,258)	730,330	554,072	557,169	(963,227)	(406,058)	3,893,330
ProFund VP Bull	2,527,591	—	39,705	(39,705)	62,717	457,065	519,782	512,332	1,032,114	992,409	1,936,864	2,929,273	5,456,864
ProFund VP Consumer Services	1,646,930	5,881	21,936	(16,055)	6,665	221,442	228,107	593,987	822,094	806,039	941,240	1,747,279	3,394,209
ProFund VP Emerging Markets	9,160,476	47,497	66,451	(18,954)	—	(549,094)	(549,094)	(568,676)	(1,117,770)	(1,136,724)	(2,772,707)	(3,909,431)	5,251,045
ProFund VP Europe 30	1,908,666	6,637	15,763	(9,126)	—	(4,539)	(4,539)	4,228	(311)	(9,437)	(1,189,178)	(1,198,615)	710,051
ProFund VP Falling U.S. Dollar	581,557	—	4,463	(4,463)	—	(30,386)	(30,386)	24,129	(6,257)	(10,720)	186,756	176,036	757,593
ProFund VP Financials	2,057,578	9,963	26,009	(16,046)	—	401,106	401,106	367,699	768,805	752,759	748,976	1,501,735	3,559,313
ProFund VP International	2,114,787	—	20,982	(20,982)	178,255	69,781	248,036	7,223	255,259	234,277	384,115	618,392	2,733,179
ProFund VP Japan	231,290	—	10,679	(10,679)	—	160,664	160,664	254,853	415,517	404,838	1,884,011	2,288,849	2,520,139
ProFund VP Mid-Cap	4,734,725	—	63,590	(63,590)	456,491	1,031,542	1,488,033	318,073	1,806,106	1,742,516	(1,237,418)	505,098	5,239,823
ProFund VP Money Market	16,875,141	3,350	141,473	(138,123)	—	—	—	—	—	(138,123)	(785,703)	(923,826)	15,951,315
ProFund VP NASDAQ-100	6,111,813	—	59,167	(59,167)	—	856,241	856,241	1,296,775	2,153,016	2,093,849	(554,840)	1,539,009	7,650,822
ProFund VP Oil & Gas	6,935,800	30,673	63,568	(32,895)	272,133	(89,559)	182,574	1,357,598	1,540,172	1,507,277	(716,577)	790,700	7,726,500

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
ProFund VP Pharmaceuticals	$2,587,654	$55,745	$30,752	$24,993	$151,238	$235,990	$387,228	$456,071	$843,299	$868,292	$1,070,667	$1,938,959	$4,526,613
ProFund VP Precious Metals	7,452,780	—	42,153	(42,153)	—	(2,893,758)	(2,893,758)	198,582	(2,695,176)	(2,737,329)	(819,040)	(3,556,369)	3,896,411
ProFund VP Short Emerging Markets	419,101	—	4,037	(4,037)	—	(61,354)	(61,354)	52,413	(8,941)	(12,978)	15,592	2,614	421,715
ProFund VP Short International	543,662	—	4,384	(4,384)	—	(110,708)	(110,708)	(6,017)	(116,725)	(121,109)	3,259	(117,850)	425,812
ProFund VP Short NASDAQ-100	918,403	—	7,304	(7,304)	—	(180,959)	(180,959)	(96,473)	(277,432)	(284,736)	(55,024)	(339,760)	578,643
ProFund VP Short Small-Cap	742,671	—	10,723	(10,723)	—	(280,558)	(280,558)	(167,608)	(448,166)	(458,889)	811,744	352,855	1,095,526
ProFund VP Small-Cap	5,953,688	—	49,293	(49,293)	119,306	964,036	1,083,342	596,909	1,680,251	1,630,958	1,412,535	3,043,493	8,997,181
ProFund VP Small-Cap Value	4,597,660	12,963	31,197	(18,234)	—	868,698	868,698	352,581	1,221,279	1,203,045	(665,517)	537,528	5,135,188
ProFund VP Telecommunications	1,043,007	27,332	7,982	19,350	41,378	20,403	61,781	(1,728)	60,053	79,403	(450,268)	(370,865)	672,142
ProFund VP U.S. Government Plus	8,023,704	7,105	30,590	(23,485)	197,838	(684,449)	(486,611)	(406,400)	(893,011)	(916,496)	(4,791,011)	(5,707,507)	2,316,197
ProFund VP UltraNASDAQ-100	2,306,031	—	47,303	(47,303)	—	626,444	626,444	2,330,327	2,956,771	2,909,468	3,496,761	6,406,229	8,712,260
ProFund VP UltraSmall-Cap	4,189,182	—	58,402	(58,402)	—	1,788,178	1,788,178	2,310,720	4,098,898	4,040,496	2,600,990	6,641,486	10,830,668
ProFund VP Utilities	2,246,366	63,787	21,225	42,562	—	119,785	119,785	40,608	160,393	202,955	(354,549)	(151,594)	2,094,772
TA Aegon Active Asset Allocation - Conservative Initial Class	7,790,128	131,131	90,892	40,239	131,587	185,731	317,318	261,693	579,011	619,250	2,150,448	2,769,698	10,559,826
TA Aegon Active Asset Allocation - Moderate Initial Class	1,722,700	13,290	18,364	(5,074)	12,608	79,309	91,917	120,186	212,103	207,029	1,009,620	1,216,649	2,939,349
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	29,341,425	296,072	265,066	31,006	—	613,646	613,646	4,034,530	4,648,176	4,679,182	(252,053)	4,427,129	33,768,554
TA Aegon High Yield Bond Initial Class	23,598,480	1,158,162	183,565	974,597	—	1,532,398	1,532,398	(1,475,867)	56,531	1,031,128	(5,314,018)	(4,282,890)	19,315,590
TA Aegon Money Market Initial Class	41,402,846	2,020	345,856	(343,836)	—	—	—	—	—	(343,836)	(3,530,546)	(3,874,382)	37,528,464
TA Aegon U.S. Government Securities Initial Class	11,800,019	197,926	78,367	119,559	185,209	(40,271)	144,938	(539,655)	(394,717)	(275,158)	(3,573,213)	(3,848,371)	7,951,648
TA AllianceBernstein Dynamic Allocation Initial Class	3,397,039	39,899	29,992	9,907	—	153,145	153,145	48,069	201,214	211,121	(134,467)	76,654	3,473,693
TA Asset Allocation - Conservative Initial Class	42,471,943	1,183,426	337,016	846,410	58,378	2,760,001	2,818,379	(603,717)	2,214,662	3,061,072	(8,573,006)	(5,511,934)	36,960,009

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA Asset Allocation - Growth Initial Class	$255,994,070	$3,427,804	$2,394,684	$1,033,120	$—	$(4,255,599)	$(4,255,599)	$67,755,941	$63,500,342	$64,533,462	$(12,071,029)	$52,462,433	$308,456,503
TA Asset Allocation - Moderate Initial Class	81,048,545	2,040,997	722,481	1,318,516	—	(581,555)	(581,555)	9,168,344	8,586,789	9,905,305	(4,777,151)	5,128,154	86,176,699
TA Asset Allocation - Moderate Growth Initial Class	280,495,309	6,748,863	2,513,630	4,235,233	—	(38,417)	(38,417)	45,687,018	45,648,601	49,883,834	(17,885,325)	31,998,509	312,493,818
TA Barrow Hanley Dividend Focused Initial Class	60,489,028	1,513,223	566,665	946,558	—	(520,060)	(520,060)	15,872,206	15,352,146	16,298,704	(7,437,276)	8,861,428	69,350,456
TA BlackRock Global Allocation Initial Class	3,710,765	89,851	37,264	52,587	54,790	51,763	106,553	421,467	528,020	580,607	1,194,758	1,775,365	5,486,130
TA BlackRock Tactical Allocation Initial Class	3,331,943	95,354	36,173	59,181	100,479	82,709	183,188	235,313	418,501	477,682	1,200,384	1,678,066	5,010,009
TA BNP Paribas Large Cap Growth Initial Class	4,052,421	55,759	47,752	8,007	—	278,687	278,687	1,236,827	1,515,514	1,523,521	1,383,508	2,907,029	6,959,450
TA Clarion Global Real Estate Securities Initial Class	48,402,540	2,720,130	438,213	2,281,917	—	(3,123,847)	(3,123,847)	2,228,021	(895,826)	1,386,091	(2,228,723)	(842,632)	47,559,908
TA Hanlon Income Initial Class	29,893,545	1,217,607	228,956	988,651	—	159,772	159,772	(492,298)	(332,526)	656,125	(4,912,557)	(4,256,432)	25,637,113
TA International Moderate Growth Initial Class	10,833,421	231,249	96,242	135,007	—	84,950	84,950	1,042,200	1,127,150	1,262,157	(232,875)	1,029,282	11,862,703
TA Janus Balanced Initial Class	9,058,408	76,999	78,983	(1,984)	—	315,031	315,031	1,286,911	1,601,942	1,599,958	(1,037,313)	562,645	9,621,053
TA Jennison Growth Initial Class	13,204,036	34,365	115,310	(80,945)	991,955	286,269	1,278,224	3,036,269	4,314,493	4,233,548	(848,708)	3,384,840	16,588,876
TA JPMorgan Core Bond Initial Class	54,961,304	1,384,040	429,513	954,527	—	967,664	967,664	(3,313,464)	(2,345,800)	(1,391,273)	(10,979,848)	(12,371,121)	42,590,183
TA JPMorgan Enhanced Index Initial Class	4,615,177	37,849	48,982	(11,133)	39,389	282,257	321,646	1,226,685	1,548,331	1,537,198	850,043	2,387,241	7,002,418
TA JPMorgan Mid Cap Value Initial Class	7,283,109	38,197	71,260	(33,063)	91,544	329,860	421,404	1,725,105	2,146,509	2,113,446	(987,423)	1,126,023	8,409,132
TA JPMorgan Tactical Allocation Initial Class	58,503,544	597,856	467,565	130,291	—	(1,452,268)	(1,452,268)	3,709,395	2,257,127	2,387,418	(10,076,991)	(7,689,573)	50,813,971
TA MFS International Equity Initial Class	40,935,229	477,227	380,345	96,882	—	(1,799,797)	(1,799,797)	8,311,026	6,511,229	6,608,111	(3,364,596)	3,243,515	44,178,744
TA Morgan Stanley Capital Growth Initial Class	29,074,013	227,815	296,485	(68,670)	149,329	(139,008)	10,321	13,291,604	13,301,925	13,233,255	(334,381)	12,898,874	41,972,887
TA Morgan Stanley Mid-Cap Growth Initial Class	308,998,063	2,868,497	3,107,432	(238,935)	7,180,039	10,044,069	17,224,108	95,909,828	113,133,936	112,895,001	(21,167,340)	91,727,661	400,725,724
TA Multi-Managed Balanced Initial Class	113,097,747	1,869,038	1,047,337	821,701	3,832,854	1,923,401	5,756,255	11,998,614	17,754,869	18,576,570	(9,078,409)	9,498,161	122,595,908
TA PIMCO Tactical - Balanced Initial Class	7,218,830	45,900	60,512	(14,612)	—	40,461	40,461	748,230	788,691	774,079	(770,566)	3,513	7,222,343

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA PIMCO Tactical - Conservative Initial Class	$9,814,626	$67,942	$81,861	$(13,919)	$—	$(66,371)	$(66,371)	$801,141	$734,770	$720,851	$(673,047)	$47,804	$9,862,430
TA PIMCO Tactical - Growth Initial Class	12,426,995	110,985	108,665	2,320	—	(108,622)	(108,622)	2,040,067	1,931,445	1,933,765	(648,286)	1,285,479	13,712,474
TA PIMCO Total Return Initial Class	37,217,010	643,732	279,341	364,391	365,846	54,339	420,185	(2,011,329)	(1,591,144)	(1,226,753)	(8,796,508)	(10,023,261)	27,193,749
TA Systematic Small/Mid Cap Value Initial Class	41,008,806	501,323	867,084	(365,761)	241,100	2,934,422	3,175,522	25,403,556	28,579,078	28,213,317	63,412,408	91,625,725	132,634,531
TA T. Rowe Price Small Cap Initial Class	28,558,454	33,712	363,628	(329,916)	1,951,775	1,297,951	3,249,726	11,839,370	15,089,096	14,759,180	11,916,908	26,676,088	55,234,542
TA Vanguard ETF - Balanced Initial Class	482,240	7,731	5,224	2,507	8,612	8,391	17,003	43,504	60,507	63,014	325,247	388,261	870,501
TA Vanguard ETF - Growth Initial Class	1,405,111	38,203	21,340	16,863	55,211	42,024	97,235	277,696	374,931	391,794	1,673,828	2,065,622	3,470,733
TA WMC Diversified Growth Initial Class	726,823,605	8,339,087	7,075,995	1,263,092	—	8,955,932	8,955,932	207,244,939	216,200,871	217,463,963	(67,254,792)	150,209,171	877,032,776

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

WRL Series Life Account (the Separate Account) is a segregated investment account of Western Reserve Life Assurance Co. of Ohio (WRL), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of WRL Financial Freedom Builder, WRL Freedom Elite, WRL Freedom Equity Protector, WRL Freedom Wealth Protector, WRL Freedom Elite Builder, WRL Freedom Elite Builder II, WRL Freedom Elite Advisor, WRL Freedom Excelerator, WRL SP Plus, and WRL For Life.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AllianceBernstein Variable Products Series Fund	AllianceBernstein Variable Products Series Fund
AllianceBernstein Balanced Wealth Strategy Class B Shares	AllianceBernstein Balanced Wealth Strategy Portfolio Class B Shares
Fidelity® Variable Insurance Products Fund	Fidelity® Variable Insurance Products Fund
Fidelity® VIP Contrafund® Service Class 2	Fidelity® VIP Contrafund® Portfolio Service Class 2
Fidelity® VIP Equity-Income Service Class 2	Fidelity® VIP Equity-Income Portfolio Service Class 2
Fidelity® VIP Growth Opportunities Service Class 2	Fidelity® VIP Growth Opportunities Portfolio Service Class 2
Fidelity® VIP Index 500 Service Class 2	Fidelity® VIP Index 500 Portfolio Service Class 2
Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	Franklin Templeton VIP Founding Funds Allocation Class 4 Shares
Access One Trust	Access One Trust
Access VP High Yield	Access VP High Yield
Profunds Trust	Profunds Trust
ProFund VP Asia 30	ProFund VP Asia 30
ProFund VP Basic Materials	ProFund VP Basic Materials
ProFund VP Bull	ProFund VP Bull
ProFund VP Consumer Services	ProFund VP Consumer Services
ProFund VP Emerging Markets	ProFund VP Emerging Markets
ProFund VP Europe 30	ProFund VP Europe 30
ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar
ProFund VP Financials	ProFund VP Financials
ProFund VP International	ProFund VP International
ProFund VP Japan	ProFund VP Japan
ProFund VP Mid-Cap	ProFund VP Mid-Cap
ProFund VP Money Market	ProFund VP Money Market
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100
ProFund VP Oil & Gas	ProFund VP Oil & Gas
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals
ProFund VP Precious Metals	ProFund VP Precious Metals
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets
ProFund VP Short International	ProFund VP Short International
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Profunds Trust	Profunds Trust
ProFund VP Small-Cap	ProFund VP Small-Cap
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value
ProFund VP Telecommunications	ProFund VP Telecommunications
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus
ProFund VP UltraNASDAQ-100	ProFund VP UltraNASDAQ-100
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap
ProFund VP Utilities	ProFund VP Utilities
Transamerica Series Trust	Transamerica Series Trust
TA Aegon Active Asset Allocation - Conservative Initial Class	Transamerica Aegon Active Asset Allocation - Conservative Initial Class
TA Aegon Active Asset Allocation - Moderate Initial Class	Transamerica Aegon Active Asset Allocation - Moderate Initial Class
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	Transamerica Aegon Active Asset Allocation - Moderate Growth Initial Class
TA Aegon High Yield Bond Initial Class	Transamerica Aegon High Yield Bond Initial Class
TA Aegon Money Market Initial Class	Transamerica Aegon Money Market Initial Class
TA Aegon U.S. Government Securities Initial Class	Transamerica Aegon U.S. Government Securities Initial Class
TA AllianceBernstein Dynamic Allocation Initial Class	Transamerica AllianceBernstein Dynamic Allocation Initial Class
TA Asset Allocation - Conservative Initial Class	Transamerica Asset Allocation - Conservative Initial Class
TA Asset Allocation - Growth Initial Class	Transamerica Asset Allocation - Growth Initial Class
TA Asset Allocation - Moderate Initial Class	Transamerica Asset Allocation - Moderate Initial Class
TA Asset Allocation - Moderate Growth Initial Class	Transamerica Asset Allocation - Moderate Growth Initial Class
TA Barrow Hanley Dividend Focused Initial Class	Transamerica Barrow Hanley Dividend Focused Initial Class
TA BlackRock Global Allocation Initial Class	Transamerica BlackRock Global Allocation Initial Class
TA BlackRock Tactical Allocation Initial Class	Transamerica BlackRock Tactical Allocation Initial Class
TA BNP Paribas Large Cap Growth Initial Class	Transamerica BNP Paribas Large Cap Growth Initial Class
TA Clarion Global Real Estate Securities Initial Class	Transamerica Clarion Global Real Estate Securities Initial Class
TA Hanlon Income Initial Class	Transamerica Hanlon Income Initial Class
TA International Moderate Growth Initial Class	Transamerica International Moderate Growth Initial Class
TA Janus Balanced Initial Class	Transamerica Janus Balanced Initial Class
TA Jennison Growth Initial Class	Transamerica Jennison Growth Initial Class
TA JPMorgan Core Bond Initial Class	Transamerica JPMorgan Core Bond Initial Class
TA JPMorgan Enhanced Index Initial Class	Transamerica JPMorgan Enhanced Index Initial Class
TA JPMorgan Mid Cap Value Initial Class	Transamerica JPMorgan Mid Cap Value Initial Class
TA JPMorgan Tactical Allocation Initial Class	Transamerica JPMorgan Tactical Allocation Initial Class
TA MFS International Equity Initial Class	Transamerica MFS International Equity Initial Class
TA Morgan Stanley Capital Growth Initial Class	Transamerica Morgan Stanley Capital Growth Initial Class
TA Morgan Stanley Mid-Cap Growth Initial Class	Transamerica Morgan Stanley Mid-Cap Growth Initial Class
TA Multi-Managed Balanced Initial Class	Transamerica Multi-Managed Balanced Initial Class
TA PIMCO Tactical - Balanced Initial Class	Transamerica PIMCO Tactical - Balanced Initial Class
TA PIMCO Tactical - Conservative Initial Class	Transamerica PIMCO Tactical - Conservative Initial Class
TA PIMCO Tactical - Growth Initial Class	Transamerica PIMCO Tactical - Growth Initial Class
TA PIMCO Total Return Initial Class	Transamerica PIMCO Total Return Initial Class

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Series Trust	Transamerica Series Trust
TA Systematic Small/Mid Cap Value Initial Class	Transamerica Systematic Small/Mid Cap Value Initial Class
TA T. Rowe Price Small Cap Initial Class	Transamerica T. Rowe Price Small Cap Initial Class
TA Vanguard ETF - Balanced Initial Class	Transamerica Vanguard ETF - Balanced Initial Class
TA Vanguard ETF - Growth Initial Class	Transamerica Vanguard ETF - Growth Initial Class
TA WMC Diversified Growth Initial Class	Transamerica WMC Diversified Growth Initial Class

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
ProFund VP UltraNASDAQ-100	April 30, 2012
TA BlackRock Global Allocation Initial Class	May 19, 2011
TA BlackRock Tactical Allocation Initial Class	May 19, 2011
TA Aegon Active Asset Allocation - Conservative Initial Class	April 29, 2011
TA Aegon Active Asset Allocation - Moderate Initial Class	April 29, 2011
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	April 29, 2011
TA Jennison Growth Initial Class	April 29, 2010
TA Janus Balanced Initial Class	July 1, 2009
AllianceBernstein Balanced Wealth Strategy Class B Shares	May 1, 2009
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	May 1, 2009
TA Hanlon Income Initial Class	May 1, 2009
TA BNP Paribas Large Cap Growth Initial Class	May 1, 2009
TA PIMCO Tactical - Balanced Initial Class	May 1, 2009
TA PIMCO Tactical - Conservative Initial Class	May 1, 2009
TA PIMCO Tactical - Growth Initial Class	May 1, 2009

The following subaccount name changes were made effective during the fiscal year ended December 31, 2013:

Subaccount	Formerly
TA Barrow Hanley Dividend Focused Initial Class	TA BlackRock Large Cap Value Initial Class
TA BNP Paribas Large Cap Growth Initial Class	TA Multi Managed Large Cap Core Initial Class
TA Vanguard ETF - Balanced Initial Class	TA Index 50 Initial Class
TA Vanguard ETF - Growth Initial Class	TA Index 75 Initial Class

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
TA Systematic Small/Mid-Cap Value Initial Class	TA Third Avenue Value Initial Class
TA Vanguard ETF - Growth Initial Class	TA Efficient Markets Initial Class

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2013.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2013 were as follows:

Subaccount	Purchases	Sales
AllianceBernstein Balanced Wealth Strategy Class B Shares	$860,274	$310,700
Fidelity® VIP Contrafund® Service Class 2	1,481,870	1,871,084
Fidelity® VIP Equity-Income Service Class 2	2,317,028	850,753
Fidelity® VIP Growth Opportunities Service Class 2	890,468	880,538
Fidelity® VIP Index 500 Service Class 2	6,099,371	2,880,195
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	1,569,530	288,705
Access VP High Yield	4,926,313	2,861,304
ProFund VP Asia 30	2,173,470	1,823,157
ProFund VP Basic Materials	1,264,516	2,224,622
ProFund VP Bull	6,963,395	5,003,869
ProFund VP Consumer Services	2,069,495	1,137,647
ProFund VP Emerging Markets	9,282,156	12,071,248
ProFund VP Europe 30	5,128,854	6,327,146
ProFund VP Falling U.S. Dollar	735,487	552,959
ProFund VP Financials	2,708,566	1,975,662
ProFund VP International	4,299,675	3,757,813
ProFund VP Japan	4,895,992	3,022,066
ProFund VP Mid-Cap	9,042,720	9,887,862
ProFund VP Money Market	37,320,818	38,248,985
ProFund VP NASDAQ-100	11,774,777	12,388,932
ProFund VP Oil & Gas	1,944,683	2,422,005
ProFund VP Pharmaceuticals	2,610,019	1,363,122
ProFund VP Precious Metals	3,068,772	3,929,723
ProFund VP Short Emerging Markets	877,266	865,610
ProFund VP Short International	389,349	390,258
ProFund VP Short NASDAQ-100	2,414,619	2,476,898
ProFund VP Short Small-Cap	2,822,214	2,021,339
ProFund VP Small-Cap	11,319,680	9,839,187
ProFund VP Small-Cap Value	10,533,100	11,218,476
ProFund VP Telecommunications	490,822	880,257
ProFund VP U.S. Government Plus	1,442,543	6,058,886
ProFund VP UltraNASDAQ-100	12,355,045	8,905,587
ProFund VP UltraSmall-Cap	7,868,178	5,325,622
ProFund VP Utilities	3,085,826	3,397,801
TA Aegon Active Asset Allocation - Conservative Initial Class	4,389,996	2,067,714
TA Aegon Active Asset Allocation - Moderate Initial Class	1,807,935	790,784

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

2. Investments (continued)

Subaccount	Purchases	Sales
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	$3,742,690	$3,963,510
TA Aegon High Yield Bond Initial Class	10,901,913	15,242,352
TA Aegon Money Market Initial Class	12,463,177	16,337,194
TA Aegon U.S. Government Securities Initial Class	2,803,590	6,071,271
TA AllianceBernstein Dynamic Allocation Initial Class	748,179	872,620
TA Asset Allocation - Conservative Initial Class	4,126,323	11,794,475
TA Asset Allocation - Growth Initial Class	11,937,503	22,978,716
TA Asset Allocation - Moderate Initial Class	5,552,353	9,010,894
TA Asset Allocation - Moderate Growth Initial Class	13,623,592	27,276,671
TA Barrow Hanley Dividend Focused Initial Class	9,542,787	16,033,655
TA BlackRock Global Allocation Initial Class	2,107,038	804,903
TA BlackRock Tactical Allocation Initial Class	2,333,392	973,349
TA BNP Paribas Large Cap Growth Initial Class	2,353,044	961,032
TA Clarion Global Real Estate Securities Initial Class	6,669,807	6,617,008
TA Hanlon Income Initial Class	3,379,730	7,303,379
TA International Moderate Growth Initial Class	1,334,867	1,432,263
TA Janus Balanced Initial Class	1,389,269	2,428,492
TA Jennison Growth Initial Class	3,673,153	3,611,783
TA JPMorgan Core Bond Initial Class	4,230,853	14,256,226
TA JPMorgan Enhanced Index Initial Class	2,105,597	1,227,296
TA JPMorgan Mid Cap Value Initial Class	180,374	1,109,315
TA JPMorgan Tactical Allocation Initial Class	5,577,931	15,524,589
TA MFS International Equity Initial Class	6,745,602	10,013,056
TA Morgan Stanley Capital Growth Initial Class	4,144,106	4,397,578
TA Morgan Stanley Mid-Cap Growth Initial Class	24,722,996	38,943,858
TA Multi-Managed Balanced Initial Class	8,913,809	13,337,158
TA PIMCO Tactical - Balanced Initial Class	830,938	1,616,115
TA PIMCO Tactical - Conservative Initial Class	1,077,584	1,764,702
TA PIMCO Tactical - Growth Initial Class	1,315,819	1,961,861
TA PIMCO Total Return Initial Class	7,100,214	15,166,480
TA Systematic Small/Mid Cap Value Initial Class	80,671,368	17,383,295
TA T. Rowe Price Small Cap Initial Class	19,943,761	6,404,150
TA Vanguard ETF - Balanced Initial Class	470,422	134,054
TA Vanguard ETF - Growth Initial Class	2,205,864	459,963
TA WMC Diversified Growth Initial Class	20,021,876	86,007,324

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

3. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
AllianceBernstein Balanced Wealth Strategy Class B Shares	120,348	(86,630)	33,718	33,414	(20,120)	13,294
Fidelity® VIP Contrafund® Service Class 2	25,867	(46,373)	(20,506)	166,982	(228,567)	(61,585)
Fidelity® VIP Equity-Income Service Class 2	21,161	13,677	34,838	96,766	(129,912)	(33,146)
Fidelity® VIP Growth Opportunities Service Class 2	183,915	(182,481)	1,434	194,226	(176,228)	17,998
Fidelity® VIP Index 500 Service Class 2	88,424	94,350	182,774	388,268	(258,646)	129,622
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	105,506	(58,192)	47,314	35,873	(17,517)	18,356
Access VP High Yield	16,798	100,067	116,865	203,772	(133,371)	70,401
ProFund VP Asia 30	11,328	24,123	35,451	315,929	(342,226)	(26,297)
ProFund VP Basic Materials	68,709	(182,089)	(113,380)	318,889	(379,760)	(60,871)
ProFund VP Bull	30,364	122,845	153,209	519,684	(538,104)	(18,420)
ProFund VP Consumer Services	18,673	38,540	57,213	205,398	(249,540)	(44,142)
ProFund VP Emerging Markets	30,522	(503,287)	(472,765)	1,163,893	(731,755)	432,138
ProFund VP Europe 30	236,719	(394,305)	(157,586)	221,715	(38,500)	183,215
ProFund VP Falling U.S. Dollar	68,308	(45,175)	23,133	47,519	(49,978)	(2,459)
ProFund VP Financials	19,863	73,437	93,300	377,978	(372,558)	5,420
ProFund VP International	21,373	3,249	24,622	343,723	(283,594)	60,129
ProFund VP Japan	21,611	206,951	228,562	255,620	(449,783)	(194,163)
ProFund VP Mid-Cap	889,722	(950,409)	(60,687)	996,462	(823,394)	173,068
ProFund VP Money Market	129,093	(208,249)	(79,156)	5,853,895	(6,289,354)	(435,459)
ProFund VP NASDAQ-100	23,003	(46,504)	(23,501)	1,640,523	(1,878,992)	(238,469)
ProFund VP Oil & Gas	13,156	(87,176)	(74,020)	528,455	(501,201)	27,254
ProFund VP Pharmaceuticals	12,219	56,926	69,145	295,362	(353,724)	(58,362)
ProFund VP Precious Metals	81,176	(238,825)	(157,649)	778,524	(727,724)	50,800
ProFund VP Short Emerging Markets	2,923	(1,306)	1,617	135,730	(152,942)	(17,212)
ProFund VP Short International	3,560	(3,257)	303	316,927	(313,897)	3,030
ProFund VP Short NASDAQ-100	15,019	(36,958)	(21,939)	766,829	(732,996)	33,833
ProFund VP Short Small-Cap	20,933	203,816	224,749	1,374,432	(1,415,119)	(40,687)

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
ProFund VP Small-Cap	11,942	45,316	57,258	1,327,315	(981,001)	346,314
ProFund VP Small-Cap Value	18,101	(91,310)	(73,209)	1,197,973	(854,949)	343,024
ProFund VP Telecommunications	681	(40,553)	(39,872)	236,793	(167,660)	69,133
ProFund VP U.S. Government Plus	1,555	(330,926)	(329,371)	728,570	(590,471)	138,099
ProFund VP UltraNASDAQ-100	35,539	242,455	277,994	1,331,090	(1,084,665)	246,425
ProFund VP UltraSmall-Cap	52,237	143,647	195,884	1,931,930	(2,309,104)	(377,174)
ProFund VP Utilities	5,256	(43,472)	(38,216)	423,736	(576,036)	(152,300)
TA Aegon Active Asset Allocation - Conservative Initial Class	5,899	198,650	204,549	550,240	(284,031)	266,209
TA Aegon Active Asset Allocation - Moderate Initial Class	12,915	77,405	90,320	153,395	(76,200)	77,195
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	23,800	(46,426)	(22,626)	824,963	(1,031,151)	(206,188)
TA Aegon High Yield Bond Initial Class	9,453	(285,937)	(276,484)	1,016,557	(715,853)	300,704
TA Aegon Money Market Initial Class	24,739	(152,009)	(127,270)	1,017,361	(1,416,183)	(398,822)
TA Aegon U.S. Government Securities Initial Class	5,966	(245,767)	(239,801)	460,698	(509,608)	(48,910)
TA AllianceBernstein Dynamic Allocation Initial Class	4,010	(11,114)	(7,104)	74,821	(58,940)	15,881
TA Asset Allocation - Conservative Initial Class	17,691	(540,948)	(523,257)	651,526	(668,556)	(17,030)
TA Asset Allocation - Growth Initial Class	57,580	(763,708)	(706,128)	2,986,691	(3,633,690)	(646,999)
TA Asset Allocation - Moderate Initial Class	23,326	(294,186)	(270,860)	905,218	(1,427,518)	(522,300)
TA Asset Allocation - Moderate Growth Initial Class	61,337	(1,091,223)	(1,029,886)	2,901,893	(3,982,670)	(1,080,777)
TA Barrow Hanley Dividend Focused Initial Class	39,509	(245,344)	(205,835)	784,937	(927,758)	(142,821)
TA BlackRock Global Allocation Initial Class	49,385	60,707	110,092	278,192	(109,924)	168,268
TA BlackRock Tactical Allocation Initial Class	12,320	96,269	108,589	288,261	(85,217)	203,044
TA BNP Paribas Large Cap Growth Initial Class	12,166	57,426	69,592	96,542	(86,555)	9,987
TA Clarion Global Real Estate Securities Initial Class	25,418	(59,658)	(34,240)	473,010	(489,470)	(16,460)
TA Hanlon Income Initial Class	10,872	(430,669)	(419,797)	972,242	(1,070,820)	(98,578)
TA International Moderate Growth Initial Class	7,879	(29,134)	(21,255)	228,051	(366,497)	(138,446)
TA Janus Balanced Initial Class	11,831	(100,348)	(88,517)	260,654	(328,505)	(67,851)
TA Jennison Growth Initial Class	48,651	(135,122)	(86,471)	793,569	(1,152,148)	(358,579)

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA JPMorgan Core Bond Initial Class	27,163	(231,101)	(203,938)	427,808	(518,466)	(90,658)
TA JPMorgan Enhanced Index Initial Class	8,754	39,769	48,523	230,701	(252,912)	(22,211)
TA JPMorgan Mid Cap Value Initial Class	1,243	(39,016)	(37,773)	1,036	(49,242)	(48,206)
TA JPMorgan Tactical Allocation Initial Class	49,853	(248,933)	(199,080)	672,979	(748,448)	(75,469)
TA MFS International Equity Initial Class	19,911	(202,968)	(183,057)	465,057	(594,814)	(129,757)
TA Morgan Stanley Capital Growth Initial Class	41,778	(58,434)	(16,656)	362,182	(542,301)	(180,119)
TA Morgan Stanley Mid-Cap Growth Initial Class	145,061	478,128	623,189	2,317,412	(3,010,460)	(693,048)
TA Multi-Managed Balanced Initial Class	63,785	(517,276)	(453,491)	793,462	(1,285,339)	(491,877)
TA PIMCO Tactical - Balanced Initial Class	9,518	(79,003)	(69,485)	270,747	(529,027)	(258,280)
TA PIMCO Tactical - Conservative Initial Class	18,659	(81,484)	(62,825)	347,277	(309,376)	37,901
TA PIMCO Tactical - Growth Initial Class	9,880	(71,584)	(61,704)	400,307	(453,299)	(52,992)
TA PIMCO Total Return Initial Class	8,952	(546,143)	(537,191)	1,192,076	(1,091,648)	100,428
TA Systematic Small/Mid Cap Value Initial Class	37,667	2,542,653	2,580,320	820,995	(808,554)	12,441
TA T. Rowe Price Small Cap Initial Class	52,802	501,845	554,647	1,388,548	(1,475,396)	(86,848)
TA Vanguard ETF - Balanced Initial Class	5,640	21,050	26,690	22,132	(16,926)	5,206
TA Vanguard ETF - Growth Initial Class	8,359	132,111	140,470	35,922	(109,952)	(74,030)
TA WMC Diversified Growth Initial Class	443,599	(4,052,875)	(3,609,276)	19,118,163	(23,543,209)	(4,425,046)

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
AllianceBernstein Balanced Wealth Strategy Class B Shares
	12/31/2013	96,496	$17.67	to	$16.48	$1,637,100	2.44%	0.00%	to	1.50%	16.27%	to	14.55%
	12/31/2012	62,778	15.19	to	14.39	924,351	1.93	0.00	to	1.50	13.38	to	11.69
	12/31/2011	49,484	13.40	to	12.88	647,958	1.93	0.00	to	1.50	(3.06)	to	(4.49)
	12/31/2010	44,709	13.82	to	13.48	609,047	2.05	0.00	to	1.50	10.30	to	8.67
	12/31/2009(1)	21,898	12.53	to	12.41	272,849	0.28	0.00	to	1.50	25.33	to	24.09
Fidelity® VIP Contrafund® Service Class 2
	12/31/2013	1,061,778	14.02	to	19.96	21,199,390	0.85	0.30	to	0.90	30.56	to	29.79
	12/31/2012	1,082,284	10.74	to	15.38	16,648,396	1.12	0.30	to	0.90	15.79	to	15.10
	12/31/2011	1,143,869	9.27	to	13.36	15,287,373	0.75	0.30	to	0.90	(3.65)	to	(3.65)
	12/31/2010	1,277,562	13.87	to	13.87	17,720,846	1.02	0.90	to	0.90	15.88	to	15.88
	12/31/2009	1,385,317	11.97	to	11.97	16,581,630	1.18	0.90	to	0.90	34.26	to	34.26
Fidelity® VIP Equity-Income Service Class 2
	12/31/2013	627,239	14.21	to	18.31	11,485,921	2.43	0.30	to	0.90	27.44	to	26.69
	12/31/2012	592,401	11.15	to	14.45	8,562,126	2.95	0.30	to	0.90	16.70	to	16.01
	12/31/2011	625,547	9.56	to	12.46	7,793,281	2.28	0.30	to	0.90	(0.24)	to	(0.24)
	12/31/2010	656,922	12.49	to	12.49	8,204,632	1.63	0.90	to	0.90	13.89	to	13.89
	12/31/2009	711,747	10.97	to	10.97	7,805,053	2.09	0.90	to	0.90	28.73	to	28.73
Fidelity® VIP Growth Opportunities Service Class 2
	12/31/2013	495,704	15.84	to	13.29	6,587,747	0.05	0.30	to	0.90	37.13	to	36.31
	12/31/2012	494,270	11.55	to	9.75	4,818,399	0.15	0.30	to	0.90	18.96	to	18.25
	12/31/2011	476,272	9.71	to	8.24	3,926,217	—	0.30	to	0.90	1.06	to	1.06
	12/31/2010	451,620	8.16	to	8.16	3,683,913	—	0.90	to	0.90	22.37	to	22.37
	12/31/2009	541,193	6.67	to	6.67	3,607,491	0.26	0.90	to	0.90	44.16	to	44.16
Fidelity® VIP Index 500 Service Class 2
	12/31/2013	1,059,391	15.36	to	15.01	19,728,648	1.84	0.00	to	1.50	31.91	to	29.96
	12/31/2012	876,617	11.64	to	11.55	12,543,718	2.08	0.00	to	1.50	15.63	to	13.91
	12/31/2011	746,995	10.07	to	10.14	9,370,215	1.73	0.00	to	1.50	1.78	to	0.28
	12/31/2010	757,255	9.89	to	10.11	9,418,539	1.86	0.00	to	1.50	14.73	to	13.03
	12/31/2009	717,829	8.62	to	8.94	7,869,261	2.41	0.00	to	1.50	26.30	to	24.43
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares
	12/31/2013	114,612	19.94	to	18.60	2,194,012	10.64	0.00	to	1.50	23.68	to	21.85
	12/31/2012	67,298	16.12	to	15.27	1,050,329	2.54	0.00	to	1.50	15.17	to	13.46
	12/31/2011	48,942	14.00	to	13.45	669,001	0.02	0.00	to	1.50	(1.67)	to	(3.12)
	12/31/2010	32,527	14.24	to	13.89	456,236	2.63	0.00	to	1.50	10.24	to	8.61
	12/31/2009(1)	15,380	12.91	to	12.79	197,428	4.77	0.00	to	1.50	29.14	to	27.87
Access VP High Yield
	12/31/2013	354,737	17.51	to	15.89	5,908,320	2.62	0.00	to	1.50	10.02	to	8.39
	12/31/2012	237,872	15.92	to	14.66	3,628,088	4.52	0.00	to	1.50	14.12	to	12.43
	12/31/2011	167,471	13.95	to	13.04	2,258,889	1.07	0.00	to	1.50	2.74	to	1.23
	12/31/2010	153,131	13.57	to	12.88	2,027,460	6.13	0.00	to	1.50	16.37	to	14.66
	12/31/2009	682,198	11.66	to	11.23	7,829,265	8.96	0.00	to	1.50	16.91	to	15.19
ProFund VP Asia 30
	12/31/2013	578,009	9.46	to	10.20	5,217,606	0.06	0.00	to	1.50	14.97	to	13.27
	12/31/2012	542,558	8.23	to	9.01	4,292,528	-	0.00	to	1.50	15.48	to	13.76
	12/31/2011	568,855	7.13	to	7.92	3,927,613	0.04	0.00	to	1.50	(27.00)	to	(28.07)
	12/31/2010	646,594	9.76	to	11.01	6,160,651	0.07	0.00	to	1.50	13.90	to	12.22
	12/31/2009	814,042	8.57	to	9.81	6,866,995	1.14	0.00	to	1.50	54.20	to	51.92

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
ProFund VP Basic Materials
	12/31/2013	382,073	$10.72	to	$10.03	$3,893,330	0.95%	0.00%	to	1.50%	18.43%	to	16.68%
	12/31/2012	495,453	9.05	to	8.59	4,299,388	0.32	0.00	to	1.50	8.49	to	6.87
	12/31/2011	556,324	8.34	to	8.04	4,487,958	0.13	0.00	to	1.50	(16.15)	to	(17.39)
	12/31/2010	842,823	9.95	to	9.73	8,181,637	0.55	0.00	to	1.50	29.69	to	27.78
	12/31/2009	741,812	7.67	to	7.62	5,600,499	0.90	0.00	to	1.50	62.37	to	59.97
ProFund VP Bull
	12/31/2013	379,024	13.76	to	13.75	5,456,864	—	0.00	to	1.50	29.76	to	27.84
	12/31/2012	225,815	10.61	to	10.76	2,527,591	—	0.00	to	1.50	13.89	to	12.20
	12/31/2011	244,235	9.31	to	9.59	2,419,318	—	0.00	to	1.50	0.00	to	(1.47)
	12/31/2010	880,494	9.31	to	9.73	8,807,186	0.14	0.00	to	1.50	12.58	to	10.91
	12/31/2009	1,069,349	8.27	to	8.78	9,581,607	1.38	0.00	to	1.50	24.34	to	22.51
ProFund VP Consumer Services
	12/31/2013	174,922	20.35	to	20.92	3,394,209	0.23	0.00	to	1.50	39.87	to	37.80
	12/31/2012	117,709	14.55	to	15.18	1,646,930	—	0.00	to	1.50	22.10	to	20.29
	12/31/2011	161,851	11.92	to	12.62	1,868,275	—	0.00	to	1.50	5.50	to	3.94
	12/31/2010	74,047	11.30	to	12.14	816,386	—	0.00	to	1.50	21.39	to	19.60
	12/31/2009	18,603	9.30	to	10.15	170,351	—	0.00	to	1.50	30.80	to	28.87
ProFund VP Emerging Markets
	12/31/2013	763,357	7.23	to	7.47	5,251,045	0.62	0.00	to	1.50	(6.42)	to	(7.81)
	12/31/2012	1,236,122	7.73	to	8.10	9,160,476	1.06	0.00	to	1.50	6.57	to	4.99
	12/31/2011	803,984	7.25	to	7.71	5,637,656	—	0.00	to	1.50	(19.70)	to	(20.89)
	12/31/2010	2,157,293	9.03	to	9.75	19,013,392	—	0.00	to	1.50	9.77	to	8.15
	12/31/2009	1,372,513	8.22	to	9.02	11,111,642	0.13	0.00	to	1.50	62.36	to	59.96
ProFund VP Europe 30
	12/31/2013	70,112	10.62	to	10.16	710,051	0.36	0.00	to	1.50	21.64	to	19.84
	12/31/2012	227,698	8.73	to	8.48	1,908,666	2.21	0.00	to	1.50	16.60	to	14.86
	12/31/2011	44,483	7.49	to	7.38	322,844	0.61	0.00	to	1.50	(8.88)	to	(10.23)
	12/31/2010	35,416	8.22	to	8.22	284,103	1.53	0.00	to	1.50	2.63	to	1.12
	12/31/2009	54,733	8.01	to	8.13	431,550	3.65	0.00	to	1.50	32.30	to	30.34
ProFund VP Falling U.S. Dollar
	12/31/2013	91,312	8.71	to	7.87	757,593	—	0.00	to	1.50	(2.01)	to	(3.46)
	12/31/2012	68,179	8.89	to	8.16	581,557	—	0.00	to	1.50	(0.77)	to	(2.24)
	12/31/2011	70,638	8.96	to	8.34	612,079	—	0.00	to	1.50	(2.72)	to	(4.16)
	12/31/2010	56,113	9.21	to	8.71	504,230	—	0.00	to	1.50	(2.59)	to	(4.03)
	12/31/2009	65,423	9.45	to	9.07	608,825	3.24	0.00	to	1.50	3.32	to	1.79
ProFund VP Financials
	12/31/2013	384,821	9.69	to	11.45	3,559,313	0.33	0.00	to	1.50	32.08	to	30.13
	12/31/2012	291,521	7.33	to	8.80	2,057,578	0.15	0.00	to	1.50	24.73	to	22.88
	12/31/2011	286,101	5.88	to	7.16	1,628,344	—	0.00	to	1.50	(13.83)	to	(15.10)
	12/31/2010	297,817	6.82	to	8.43	1,983,828	0.24	0.00	to	1.50	10.93	to	9.29
	12/31/2009	295,380	6.15	to	7.72	1,788,997	1.87	0.00	to	1.50	15.01	to	13.31
ProFund VP International
	12/31/2013	297,995	9.64	to	9.58	2,733,179	—	0.00	to	1.50	19.49	to	17.73
	12/31/2012	273,373	8.06	to	8.14	2,114,787	—	0.00	to	1.50	15.93	to	14.21
	12/31/2011	213,244	6.96	to	7.12	1,434,875	—	0.00	to	1.50	(14.34)	to	(15.60)
	12/31/2010	977,030	8.12	to	8.44	7,742,694	—	0.00	to	1.50	7.80	to	6.21
	12/31/2009	745,355	7.53	to	7.95	5,526,517	0.03	0.00	to	1.50	24.65	to	22.80
ProFund VP Japan
	12/31/2013	264,230	10.02	to	9.53	2,520,139	—	0.00	to	1.50	48.24	to	46.05
	12/31/2012	35,668	6.76	to	6.53	231,290	—	0.00	to	1.50	22.95	to	21.12
	12/31/2011	229,831	5.50	to	5.39	1,222,963	—	0.00	to	1.50	(18.54)	to	(19.74)
	12/31/2010	48,243	6.75	to	6.71	317,483	—	0.00	to	1.50	(6.53)	to	(7.91)
	12/31/2009	17,702	7.22	to	7.29	125,805	0.60	0.00	to	1.50	10.33	to	8.70

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
ProFund VP Mid-Cap
	12/31/2013	354,544	$15.53	to	$14.96	$5,239,823	—%	0.00%	to	1.50%	30.79%	to	28.86%
	12/31/2012	415,231	11.87	to	11.61	4,734,725	—	0.00	to	1.50	15.54	to	13.82
	12/31/2011	242,163	10.28	to	10.20	2,408,185	—	0.00	to	1.50	(4.18)	to	(5.60)
	12/31/2010	262,715	10.73	to	10.80	2,750,087	—	0.00	to	1.50	24.05	to	22.22
	12/31/2009	687,103	8.65	to	8.84	5,848,174	—	0.00	to	1.50	32.88	to	30.91
ProFund VP Money Market
	12/31/2013	1,587,303	10.55	to	9.24	15,951,315	0.02	0.00	to	1.50	0.02	to	(1.46)
	12/31/2012	1,666,459	10.54	to	9.38	16,875,141	0.02	0.00	to	1.50	0.02	to	(1.47)
	12/31/2011	2,101,918	10.54	to	9.52	21,461,631	0.02	0.00	to	1.50	0.02	to	(1.45)
	12/31/2010	1,269,322	10.54	to	9.66	13,069,723	0.02	0.00	to	1.50	0.02	to	(1.46)
	12/31/2009	1,731,987	10.54	to	9.80	17,988,781	0.04	0.00	to	1.50	0.03	to	(1.45)
ProFund VP NASDAQ-100
	12/31/2013	370,711	19.51	to	17.40	7,650,822	—	0.00	to	1.50	34.27	to	32.29
	12/31/2012	394,212	14.53	to	13.15	6,111,813	—	0.00	to	1.50	16.23	to	14.51
	12/31/2011	632,681	12.50	to	11.49	8,536,019	—	0.00	to	1.50	1.45	to	(0.04)
	12/31/2010	280,798	12.32	to	11.49	3,763,880	—	0.00	to	1.50	18.24	to	16.50
	12/31/2009	309,635	10.42	to	9.86	3,532,987	—	0.00	to	1.50	52.01	to	49.76
ProFund VP Oil & Gas
	12/31/2013	716,936	11.36	to	9.68	7,726,500	0.42	0.00	to	1.50	24.07	to	22.24
	12/31/2012	790,956	9.16	to	7.92	6,935,800	0.11	0.00	to	1.50	2.90	to	1.37
	12/31/2011	763,702	8.90	to	7.82	6,560,703	0.14	0.00	to	1.50	2.25	to	0.74
	12/31/2010	628,257	8.70	to	7.76	5,332,083	0.43	0.00	to	1.50	17.76	to	16.02
	12/31/2009	601,195	7.39	to	6.69	4,371,867	—	0.00	to	1.50	15.50	to	13.79
ProFund VP Pharmaceuticals
	12/31/2013	272,535	17.45	to	17.14	4,526,613	1.57	0.00	to	1.50	31.63	to	29.68
	12/31/2012	203,390	13.25	to	13.22	2,587,654	1.19	0.00	to	1.50	11.85	to	10.19
	12/31/2011	261,752	11.85	to	12.00	3,002,517	1.25	0.00	to	1.50	16.13	to	14.42
	12/31/2010	62,654	10.20	to	10.48	623,810	4.80	0.00	to	1.50	0.48	to	(1.01)
	12/31/2009	59,997	10.15	to	10.59	599,768	1.75	0.00	to	1.50	16.90	to	15.17
ProFund VP Precious Metals
	12/31/2013	888,589	4.61	to	4.56	3,896,411	—	0.00	to	1.50	(37.94)	to	(38.86)
	12/31/2012	1,046,238	7.42	to	7.46	7,452,780	—	0.00	to	1.50	(14.55)	to	(15.82)
	12/31/2011	995,438	8.69	to	8.87	8,366,429	—	0.00	to	1.50	(19.21)	to	(20.41)
	12/31/2010	1,062,460	10.75	to	11.14	11,151,546	—	0.00	to	1.50	32.93	to	30.97
	12/31/2009	738,773	8.09	to	8.51	5,881,222	0.91	0.00	to	1.50	35.33	to	33.33
ProFund VP Short Emerging Markets
	12/31/2013	83,885	5.32	to	4.55	421,715	—	0.00	to	1.50	(0.23)	to	(1.70)
	12/31/2012	82,268	5.33	to	4.63	419,101	—	0.00	to	1.50	(13.04)	to	(14.34)
	12/31/2011	99,480	6.13	to	5.40	588,647	—	0.00	to	1.50	10.66	to	9.03
	12/31/2010	65,112	5.54	to	4.96	351,515	—	0.00	to	1.50	(18.42)	to	(19.63)
	12/31/2009	72,599	6.79	to	6.17	484,875	—	0.00	to	1.50	(48.71)	to	(49.47)
ProFund VP Short International
	12/31/2013	91,408	4.92	to	4.24	425,812	—	0.00	to	1.50	(21.01)	to	(22.18)
	12/31/2012	91,105	6.23	to	5.45	543,662	—	0.00	to	1.50	(20.15)	to	(21.34)
	12/31/2011	88,075	7.80	to	6.93	664,257	—	0.00	to	1.50	1.80	to	0.30
	12/31/2010	81,702	7.66	to	6.91	610,615	—	0.00	to	1.50	(14.69)	to	(15.96)
	12/31/2009	97,210	8.98	to	8.22	859,623	—	0.00	to	1.50	(30.28)	to	(31.31)
ProFund VP Short NASDAQ-100
	12/31/2013	198,467	3.07	to	2.90	578,643	—	0.00	to	1.50	(29.40)	to	(30.45)
	12/31/2012	220,406	4.34	to	4.17	918,403	—	0.00	to	1.50	(18.79)	to	(20.00)
	12/31/2011	186,573	5.35	to	5.22	964,827	—	0.00	to	1.50	(10.48)	to	(11.80)
	12/31/2010	99,793	5.97	to	5.91	581,354	—	0.00	to	1.50	(21.18)	to	(22.35)
	12/31/2009	98,258	7.58	to	7.62	732,716	0.31	0.00	to	1.50	(40.66)	to	(41.54)

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
ProFund VP Short Small-Cap
	12/31/2013	418,451	$3.10	to	$2.48	$1,095,526	—%	0.00%	to	1.50%	(31.25)%	to	(32.27)%
	12/31/2012	193,702	4.51	to	3.67	742,671	—	0.00	to	1.50	(18.96)	to	(20.17)
	12/31/2011	234,389	5.56	to	4.59	1,119,129	—	0.00	to	1.50	(9.09)	to	(10.43)
	12/31/2010	253,954	6.12	to	5.13	1,345,858	—	0.00	to	1.50	(28.94)	to	(30.00)
	12/31/2009	411,632	8.61	to	7.32	3,097,540	0.65	0.00	to	1.50	(32.37)	to	(33.37)
ProFund VP Small-Cap
	12/31/2013	575,020	15.11	to	15.84	8,997,181	—	0.00	to	1.50	37.18	to	35.16
	12/31/2012	517,762	11.02	to	11.72	5,953,688	—	0.00	to	1.50	14.75	to	13.04
	12/31/2011	171,448	9.60	to	10.37	1,729,449	—	0.00	to	1.50	(5.65)	to	(7.05)
	12/31/2010	117,806	10.18	to	11.15	1,271,453	—	0.00	to	1.50	24.79	to	22.95
	12/31/2009	120,140	8.15	to	9.07	1,048,224	—	0.00	to	1.50	26.07	to	24.21
ProFund VP Small-Cap Value
	12/31/2013	328,402	16.40	to	16.48	5,135,188	0.34	0.00	to	1.50	37.67	to	35.64
	12/31/2012	401,611	11.91	to	12.15	4,597,660	—	0.00	to	1.50	16.16	to	14.43
	12/31/2011	58,587	10.26	to	10.62	584,329	—	0.00	to	1.50	(4.10)	to	(5.52)
	12/31/2010	49,925	10.70	to	11.24	521,884	0.13	0.00	to	1.50	22.10	to	20.30
	12/31/2009	201,181	8.76	to	9.34	1,734,523	0.18	0.00	to	1.50	20.40	to	18.62
ProFund VP Telecommunications
	12/31/2013	54,824	12.85	to	12.60	672,142	3.00	0.00	to	1.50	12.07	to	10.41
	12/31/2012	94,696	11.47	to	11.41	1,043,007	1.62	0.00	to	1.50	16.52	to	14.79
	12/31/2011	25,563	9.84	to	9.94	243,416	5.16	0.00	to	1.50	1.87	to	0.36
	12/31/2010	39,952	9.66	to	9.91	376,895	3.94	0.00	to	1.50	15.68	to	13.98
	12/31/2009	29,614	8.35	to	8.69	243,481	3.96	0.00	to	1.50	7.32	to	5.73
ProFund VP U.S. Government Plus
	12/31/2013	185,209	13.14	to	12.00	2,316,197	0.19	0.00	to	1.50	(19.11)	to	(20.31)
	12/31/2012	514,580	16.25	to	15.06	8,023,704	—	0.00	to	1.50	0.97	to	(0.53)
	12/31/2011	376,481	16.09	to	15.14	5,859,541	0.15	0.00	to	1.50	43.51	to	41.40
	12/31/2010	301,462	11.21	to	10.70	3,297,051	0.45	0.00	to	1.50	10.11	to	8.49
	12/31/2009	228,350	10.18	to	9.87	2,287,999	0.05	0.00	to	1.50	(32.62)	to	(33.62)
ProFund VP UltraNASDAQ-100
	12/31/2013	524,419	16.77	to	16.44	8,712,260	—	0.30	to	1.50	78.51	to	76.40
	12/31/2012(1)	246,425	9.40	to	9.32	2,306,031	—	0.30	to	1.50	—	to	—
ProFund VP UltraSmall-Cap
	12/31/2013	687,819	16.52	to	17.53	10,830,668	—	0.00	to	1.50	86.66	to	83.90
	12/31/2012	491,935	8.85	to	9.53	4,189,182	—	0.00	to	1.50	29.51	to	27.59
	12/31/2011	869,109	6.83	to	7.47	5,757,669	—	0.00	to	1.50	(18.83)	to	(20.03)
	12/31/2010	829,608	8.42	to	9.34	6,826,647	—	0.00	to	1.50	48.44	to	46.25
	12/31/2009	514,743	5.67	to	6.39	2,876,036	0.09	0.00	to	1.50	40.18	to	38.10
ProFund VP Utilities
	12/31/2013	187,028	11.79	to	10.44	2,094,772	2.62	0.00	to	1.50	13.31	to	11.64
	12/31/2012	225,244	10.41	to	9.35	2,246,366	2.18	0.00	to	1.50	0.14	to	(1.35)
	12/31/2011	377,544	10.39	to	9.47	3,795,806	2.13	0.00	to	1.50	17.51	to	15.78
	12/31/2010	163,393	8.84	to	8.18	1,410,040	2.82	0.00	to	1.50	5.95	to	4.38
	12/31/2009	223,809	8.35	to	7.84	1,838,272	4.24	0.00	to	1.50	10.73	to	9.10
TA Aegon Active Asset Allocation - Conservative Initial Class
	12/31/2013	949,238	11.56	to	10.94	10,559,826	1.27	0.00	to	1.50	7.29	to	5.70
	12/31/2012	744,689	10.78	to	10.35	7,790,128	0.39	0.00	to	1.50	6.99	to	5.40
	12/31/2011(1)	478,480	10.07	to	9.82	4,719,304	—	0.00	to	1.50	0.71	to	(1.77)

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
TA Aegon Active Asset Allocation - Moderate Initial Class
	12/31/2013	255,835	$11.66	to	$11.29	$2,939,349	0.61%	0.30%	to	1.50%	10.98%	to	9.67%
	12/31/2012	165,515	10.50	to	10.30	1,722,700	0.16	0.30	to	1.50	8.38	to	7.10
	12/31/2011(1)	88,320	9.69	to	9.61	852,713	—	0.30	to	1.50	(3.38)	to	(3.85)
TA Aegon Active Asset Allocation - Moderate Growth Initial Class
	12/31/2013	2,854,987	12.87	to	11.62	33,768,554	0.94	0.00	to	1.50	16.96	to	15.23
	12/31/2012	2,877,613	11.00	to	10.09	29,341,425	0.67	0.00	to	1.50	11.18	to	9.53
	12/31/2011(1)	3,083,801	9.89	to	9.21	28,522,037	—	0.00	to	1.50	(1.06)	to	(7.91)
TA Aegon High Yield Bond Initial Class
	12/31/2013	958,905	17.02	to	15.27	19,315,590	5.47	0.00	to	1.50	6.60	to	5.02
	12/31/2012	1,235,389	15.96	to	14.54	23,598,480	6.51	0.00	to	1.50	17.37	to	15.63
	12/31/2011	934,685	13.60	to	12.58	15,387,057	5.02	0.00	to	1.50	4.77	to	3.22
	12/31/2010	1,162,625	12.98	to	12.18	18,462,510	14.76	0.00	to	1.50	12.44	to	10.78
	12/31/2009	843,437	11.55	to	11.00	12,028,440	11.92	0.00	to	1.50	47.24	to	45.06
TA Aegon Money Market Initial Class
	12/31/2013	2,061,971	10.85	to	9.32	37,528,464	0.01	0.00	to	1.50	0.01	to	(1.47)
	12/31/2012	2,189,241	10.85	to	9.46	41,402,846	0.01	0.00	to	1.50	0.01	to	(1.48)
	12/31/2011	2,588,063	10.85	to	9.60	49,515,480	0.01	0.00	to	1.50	0.01	to	(1.47)
	12/31/2010	2,879,808	10.85	to	9.74	55,703,313	0.01	0.00	to	1.50	0.01	to	(1.47)
	12/31/2009	3,395,492	10.85	to	9.89	66,003,875	0.15	0.00	to	1.50	0.13	to	(1.35)
TA Aegon U.S. Government Securities Initial Class
	12/31/2013	548,374	13.82	to	11.72	7,951,648	2.15	0.00	to	1.50	(2.24)	to	(3.68)
	12/31/2012	788,175	14.14	to	12.17	11,800,019	1.73	0.00	to	1.50	5.14	to	3.58
	12/31/2011	837,085	13.44	to	11.75	12,040,949	2.71	0.00	to	1.50	7.61	to	6.02
	12/31/2010	889,073	12.49	to	11.08	11,996,681	3.14	0.00	to	1.50	4.40	to	2.86
	12/31/2009	747,743	11.97	to	10.77	9,746,046	2.39	0.00	to	1.50	4.47	to	2.92
TA AllianceBernstein Dynamic Allocation Initial Class
	12/31/2013	211,633	12.79	to	10.65	3,473,693	1.15	0.00	to	1.50	7.18	to	5.60
	12/31/2012	218,737	11.93	to	10.08	3,397,039	0.86	0.00	to	1.50	6.14	to	4.56
	12/31/2011	202,856	11.24	to	9.64	3,015,977	0.75	0.00	to	1.50	1.81	to	0.31
	12/31/2010	228,404	11.04	to	9.61	3,385,087	5.37	0.00	to	1.50	9.29	to	7.67
	12/31/2009	233,242	10.10	to	8.93	3,191,995	3.68	0.00	to	1.50	31.30	to	29.36
TA Asset Allocation - Conservative Initial Class
	12/31/2013	2,123,723	14.09	to	12.56	36,960,009	3.07	0.00	to	1.50	9.37	to	7.75
	12/31/2012	2,646,980	12.89	to	11.66	42,471,943	3.16	0.00	to	1.50	7.46	to	5.86
	12/31/2011	2,664,010	11.99	to	11.01	40,133,908	2.75	0.00	to	1.50	2.65	to	1.14
	12/31/2010	3,004,809	11.68	to	10.89	44,599,874	3.33	0.00	to	1.50	8.93	to	7.32
	12/31/2009	2,997,140	10.72	to	10.15	41,211,153	4.38	0.00	to	1.50	25.22	to	23.37
TA Asset Allocation - Growth Initial Class
	12/31/2013	16,494,167	13.68	to	12.87	308,456,503	1.22	0.00	to	1.50	26.81	to	24.94
	12/31/2012	17,200,295	10.79	to	10.30	255,994,070	1.34	0.00	to	1.50	12.60	to	10.92
	12/31/2011	17,847,294	9.58	to	9.29	238,137,274	1.20	0.00	to	1.50	(5.42)	to	(6.81)
	12/31/2010	18,709,468	10.13	to	9.97	266,427,278	1.10	0.00	to	1.50	14.95	to	13.25
	12/31/2009	19,621,917	8.81	to	8.80	245,375,296	2.77	0.00	to	1.50	29.82	to	27.90
TA Asset Allocation - Moderate Initial Class
	12/31/2013	4,718,623	14.35	to	12.84	86,176,699	2.44	0.00	to	1.50	13.50	to	11.82
	12/31/2012	4,989,483	12.64	to	11.48	81,048,545	2.62	0.00	to	1.50	9.44	to	7.81
	12/31/2011	5,511,783	11.55	to	10.65	82,588,491	2.23	0.00	to	1.50	0.59	to	(0.90)
	12/31/2010	6,092,945	11.49	to	10.74	91,600,425	2.97	0.00	to	1.50	10.38	to	8.75
	12/31/2009	6,257,288	10.41	to	9.88	86,014,287	4.21	0.00	to	1.50	26.40	to	24.53

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
TA Asset Allocation - Moderate Growth Initial Class
	12/31/2013	16,718,753	$14.04	to	$12.94	$312,493,818	2.29%	0.00%	to	1.50%	19.38%	to	17.62%
	12/31/2012	17,748,639	11.76	to	11.00	280,495,309	2.48	0.00	to	1.50	10.65	to	9.00
	12/31/2011	18,829,416	10.63	to	10.09	271,487,804	2.04	0.00	to	1.50	(2.01)	to	(3.46)
	12/31/2010	20,252,081	10.84	to	10.45	300,804,661	2.21	0.00	to	1.50	12.73	to	11.06
	12/31/2009	21,162,715	9.62	to	9.41	281,532,459	3.37	0.00	to	1.50	28.16	to	26.26
TA Barrow Hanley Dividend Focused Initial Class
	12/31/2013	2,340,738	13.47	to	13.05	69,350,456	2.35	0.00	to	1.50	30.24	to	28.32
	12/31/2012	2,546,573	10.34	to	10.17	60,489,028	1.80	0.00	to	1.50	11.72	to	10.06
	12/31/2011	2,689,394	9.26	to	9.24	58,346,888	1.73	0.00	to	1.50	2.74	to	1.22
	12/31/2010	2,680,772	9.01	to	9.13	58,169,402	0.80	0.00	to	1.50	10.44	to	8.81
	12/31/2009	2,096,273	8.16	to	8.39	41,943,389	1.48	0.00	to	1.50	13.99	to	12.31
TA BlackRock Global Allocation Initial Class
	12/31/2013	475,997	11.69	to	11.33	5,486,130	2.00	0.30	to	1.50	14.27	to	12.92
	12/31/2012	365,905	10.23	to	10.03	3,710,765	4.03	0.30	to	1.50	9.94	to	8.64
	12/31/2011(1)	197,637	9.30	to	9.24	1,832,732	—	0.30	to	1.50	(7.22)	to	(7.65)
TA BlackRock Tactical Allocation Initial Class
	12/31/2013	422,236	12.03	to	11.66	5,010,009	2.22	0.30	to	1.50	12.29	to	10.97
	12/31/2012	313,647	10.72	to	10.51	3,331,943	2.55	0.30	to	1.50	9.90	to	8.60
	12/31/2011(1)	110,603	9.75	to	9.68	1,074,808	—	0.30	to	1.50	(2.77)	to	(3.21)
TA BNP Paribas Large Cap Growth Initial Class
	12/31/2013	300,744	24.10	to	22.48	6,959,450	1.02	0.00	to	1.50	33.10	to	31.13
	12/31/2012	231,152	18.10	to	17.14	4,052,421	0.84	0.00	to	1.50	17.13	to	15.39
	12/31/2011	221,165	15.46	to	14.85	3,339,827	0.84	0.00	to	1.50	(2.27)	to	(3.71)
	12/31/2010	164,285	15.82	to	15.43	2,560,486	0.65	0.00	to	1.50	19.17	to	17.41
	12/31/2009(1)	158,510	13.27	to	13.14	2,091,116	0.77	0.00	to	1.50	32.71	to	31.39
TA Clarion Global Real Estate Securities Initial Class
	12/31/2013	1,637,406	10.99	to	11.67	47,559,908	5.50	0.00	to	1.50	3.90	to	2.36
	12/31/2012	1,671,646	10.57	to	11.40	48,402,540	3.58	0.00	to	1.50	25.25	to	23.39
	12/31/2011	1,688,106	8.44	to	9.24	39,627,251	6.97	0.00	to	1.50	(5.74)	to	(7.13)
	12/31/2010	1,792,747	8.96	to	9.94	45,249,664	6.28	0.00	to	1.50	15.67	to	13.96
	12/31/2009	1,918,495	7.74	to	8.73	42,497,293	—	0.00	to	1.50	33.42	to	31.45
TA Hanlon Income Initial Class
	12/31/2013	2,168,193	12.29	to	11.47	25,637,113	4.44	0.00	to	1.50	3.19	to	1.66
	12/31/2012	2,587,990	11.91	to	11.28	29,893,545	2.38	0.00	to	1.50	3.72	to	2.18
	12/31/2011	2,686,568	11.49	to	11.04	30,165,370	1.68	0.00	to	1.50	3.16	to	1.64
	12/31/2010	2,580,151	11.13	to	10.86	28,321,102	0.20	0.00	to	1.50	0.39	to	(1.09)
	12/31/2009(1)	1,569,291	11.09	to	10.98	17,304,606	—	0.00	to	1.50	10.90	to	9.80
TA International Moderate Growth Initial Class
	12/31/2013	1,035,656	12.31	to	11.02	11,862,703	2.05	0.00	to	1.50	12.72	to	11.05
	12/31/2012	1,056,911	10.92	to	9.93	10,833,421	2.98	0.00	to	1.50	12.81	to	11.13
	12/31/2011	1,195,357	9.68	to	8.93	10,957,032	2.05	0.00	to	1.50	(7.37)	to	(8.74)
	12/31/2010	1,086,132	10.45	to	9.79	10,841,225	2.70	0.00	to	1.50	10.50	to	8.87
	12/31/2009	1,085,246	9.46	to	8.99	9,885,528	2.72	0.00	to	1.50	29.69	to	27.78
TA Janus Balanced Initial Class
	12/31/2013	776,819	12.85	to	12.02	9,621,053	0.81	0.00	to	1.50	19.27	to	17.51
	12/31/2012	865,336	10.78	to	10.23	9,058,408	—	0.00	to	1.50	12.75	to	11.08
	12/31/2011	933,187	9.56	to	9.21	8,735,617	0.23	0.00	to	1.50	(10.60)	to	(11.92)
	12/31/2010	911,158	10.69	to	10.45	9,619,762	0.14	0.00	to	1.50	3.39	to	1.87
	12/31/2009(1)	651,788	10.34	to	10.26	6,711,223	—	0.00	to	1.50	3.40	to	2.63

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
TA Jennison Growth Initial Class
	12/31/2013	997,359	$17.17	to	$16.26	$16,588,876	0.26%	0.00%	to	1.50%	37.70%	to	35.67%
	12/31/2012	1,083,830	12.47	to	11.98	13,204,036	0.08	0.00	to	1.50	15.77	to	14.05
	12/31/2011	1,442,409	10.77	to	10.51	15,313,587	0.13	0.00	to	1.50	(0.63)	to	(2.09)
	12/31/2010(1)	983,566	10.84	to	10.73	10,598,851	0.05	0.00	to	1.50	8.40	to	7.32
TA JPMorgan Core Bond Initial Class
	12/31/2013	1,189,246	14.94	to	12.53	42,590,183	2.84	0.00	to	1.50	(1.84)	to	(3.29)
	12/31/2012	1,393,184	15.22	to	12.96	54,961,304	2.59	0.00	to	1.50	4.98	to	3.42
	12/31/2011	1,483,842	14.50	to	12.53	55,847,749	4.24	0.00	to	1.50	7.53	to	5.94
	12/31/2010	1,497,898	13.49	to	11.83	54,990,397	5.90	0.00	to	1.50	8.24	to	6.64
	12/31/2009	1,590,917	12.46	to	11.09	54,892,177	4.57	0.00	to	1.50	9.58	to	7.96
TA JPMorgan Enhanced Index Initial Class
	12/31/2013	363,316	15.71	to	15.57	7,002,418	0.66	0.00	to	1.50	32.52	to	30.56
	12/31/2012	314,793	11.86	to	11.93	4,615,177	1.04	0.00	to	1.50	16.35	to	14.62
	12/31/2011	337,004	10.19	to	10.41	4,287,113	1.98	0.00	to	1.50	0.74	to	(0.75)
	12/31/2010	159,313	10.12	to	10.48	2,022,985	1.37	0.00	to	1.50	15.17	to	13.47
	12/31/2009	146,884	8.78	to	9.24	1,631,165	2.05	0.00	to	1.50	29.59	to	27.68
TA JPMorgan Mid Cap Value Initial Class
	12/31/2013	297,704	15.47	to	28.39	8,409,132	0.48	0.30	to	0.90	31.42	to	30.64
	12/31/2012	335,477	11.77	to	21.73	7,283,109	0.74	0.30	to	0.90	20.16	to	19.45
	12/31/2011	383,683	9.80	to	18.19	6,976,202	1.11	0.30	to	0.90	1.26	to	1.11
	12/31/2010	443,622	15.12	to	17.99	7,977,312	1.82	0.75	to	0.90	22.07	to	21.89
	12/31/2009	543,852	12.39	to	14.76	8,022,955	1.78	0.75	to	0.90	25.47	to	25.28
TA JPMorgan Tactical Allocation Initial Class
	12/31/2013	1,836,341	11.81	to	10.22	50,813,971	1.12	0.00	to	1.50	5.51	to	3.95
	12/31/2012	2,035,421	11.19	to	9.83	58,503,544	0.60	0.00	to	1.50	7.72	to	6.12
	12/31/2011	2,110,890	10.39	to	9.26	58,567,573	1.77	0.00	to	1.50	3.63	to	2.10
	12/31/2010	2,142,565	10.03	to	9.07	59,508,491	3.72	0.00	to	1.50	(0.11)	to	(1.59)
	12/31/2009	2,455,555	10.04	to	9.22	69,300,036	3.15	0.00	to	1.50	4.20	to	2.65
TA MFS International Equity Initial Class
	12/31/2013	2,542,705	12.41	to	12.59	44,178,744	1.12	0.00	to	1.50	18.09	to	16.35
	12/31/2012	2,725,762	10.51	to	10.82	40,935,229	1.67	0.00	to	1.50	22.16	to	20.34
	12/31/2011	2,855,519	8.60	to	8.99	35,715,997	1.23	0.00	to	1.50	(10.06)	to	(11.38)
	12/31/2010	3,152,339	9.56	to	10.15	44,273,875	1.38	0.00	to	1.50	10.49	to	8.86
	12/31/2009	3,477,566	8.65	to	9.32	44,762,291	2.77	0.00	to	1.50	32.68	to	30.72
TA Morgan Stanley Capital Growth Initial Class
	12/31/2013	1,614,954	17.73	to	17.56	41,972,887	0.68	0.00	to	1.50	48.25	to	46.06
	12/31/2012	1,631,610	11.96	to	12.02	29,074,013	—	0.00	to	1.50	15.55	to	13.83
	12/31/2011	1,811,729	10.35	to	10.56	28,217,193	—	0.00	to	1.50	(5.81)	to	(7.20)
	12/31/2010	1,888,765	10.99	to	11.38	31,571,559	0.88	0.00	to	1.50	27.44	to	25.55
	12/31/2009	2,028,036	8.62	to	9.06	26,897,044	2.57	0.00	to	1.50	27.91	to	26.02
TA Morgan Stanley Mid-Cap Growth Initial Class
	12/31/2013	6,801,694	20.86	to	17.35	400,725,724	0.82	0.00	to	1.50	39.14	to	37.09
	12/31/2012	6,178,505	14.99	to	12.66	308,998,063	—	0.00	to	1.50	9.08	to	7.46
	12/31/2011	6,871,553	13.74	to	11.78	320,319,419	0.31	0.00	to	1.50	(6.71)	to	(8.09)
	12/31/2010	6,111,664	14.73	to	12.81	315,951,891	0.12	0.00	to	1.50	33.90	to	31.92
	12/31/2009	6,505,939	11.00	to	9.71	256,353,724	—	0.00	to	1.50	60.56	to	58.19
TA Multi-Managed Balanced Initial Class
	12/31/2013	5,788,779	16.93	to	15.16	122,595,908	1.59	0.00	to	1.50	18.09	to	16.35
	12/31/2012	6,242,270	14.33	to	13.03	113,097,747	1.63	0.00	to	1.50	12.57	to	10.90
	12/31/2011	6,734,147	12.73	to	11.75	109,394,054	2.30	0.00	to	1.50	4.04	to	2.50
	12/31/2010	7,285,593	12.24	to	11.47	114,812,439	0.69	0.00	to	1.50	24.12	to	22.29
	12/31/2009	375,051	9.86	to	9.38	4,796,603	1.77	0.00	to	1.50	26.30	to	24.43

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
TA PIMCO Tactical - Balanced Initial Class
	12/31/2013	619,030	$12.13	to	$11.31	$7,222,343	0.63%	0.00%	to	1.50%	12.16%	to	10.50%
	12/31/2012	688,515	10.81	to	10.24	7,218,830	1.97	0.00	to	1.50	1.29	to	(0.22)
	12/31/2011	946,795	10.67	to	10.26	9,877,534	1.26	0.00	to	1.50	(3.20)	to	(4.62)
	12/31/2010	981,490	11.03	to	10.76	10,667,540	0.37	0.00	to	1.50	(3.28)	to	(4.71)
	12/31/2009(1)	413,683	11.40	to	11.29	4,689,366	—	0.00	to	1.50	14.00	to	12.87
TA PIMCO Tactical - Conservative Initial Class
	12/31/2013	892,693	11.49	to	10.72	9,862,430	0.70	0.00	to	1.50	8.44	to	6.83
	12/31/2012	955,518	10.59	to	10.03	9,814,626	1.50	0.00	to	1.50	1.70	to	0.19
	12/31/2011	917,617	10.42	to	10.01	9,346,564	1.38	0.00	to	1.50	(7.15)	to	(8.52)
	12/31/2010	867,427	11.22	to	10.94	9,594,997	0.63	0.00	to	1.50	(1.85)	to	(3.30)
	12/31/2009(1)	584,425	11.43	to	11.32	6,641,823	—	0.00	to	1.50	14.30	to	13.17
TA PIMCO Tactical - Growth Initial Class
	12/31/2013	1,186,871	12.01	to	11.21	13,712,474	0.86	0.00	to	1.50	17.03	to	15.30
	12/31/2012	1,248,575	10.27	to	9.72	12,426,995	0.77	0.00	to	1.50	0.98	to	(0.52)
	12/31/2011	1,301,567	10.17	to	9.77	12,936,910	1.51	0.00	to	1.50	(11.37)	to	(12.68)
	12/31/2010	1,260,674	11.47	to	11.19	14,255,487	0.94	0.00	to	1.50	(0.44)	to	(1.91)
	12/31/2009(1)	900,763	11.52	to	11.41	10,317,734	—	0.00	to	1.50	15.20	to	14.06
TA PIMCO Total Return Initial Class
	12/31/2013	1,680,310	14.74	to	12.51	27,193,749	2.00	0.00	to	1.50	(2.55)	to	(3.99)
	12/31/2012	2,217,501	15.12	to	13.02	37,217,010	4.20	0.00	to	1.50	7.55	to	5.95
	12/31/2011	2,117,073	14.06	to	12.29	33,381,877	2.45	0.00	to	1.50	6.27	to	4.70
	12/31/2010	2,044,774	13.23	to	11.74	30,675,838	3.99	0.00	to	1.50	7.19	to	5.61
	12/31/2009	2,049,990	12.35	to	11.12	28,964,781	6.81	0.00	to	1.50	16.03	to	14.32
TA Systematic Small/Mid Cap Value Initial Class
	12/31/2013	4,447,355	22.17	to	16.00	132,634,531	0.50	0.00	to	1.50	36.32	to	34.30
	12/31/2012	1,867,035	16.26	to	11.91	41,008,806	1.00	0.00	to	1.50	16.39	to	14.66
	12/31/2011	1,854,594	13.97	to	10.39	35,587,598	—	0.00	to	1.50	(2.66)	to	(4.09)
	12/31/2010	1,809,020	14.36	to	10.83	36,122,323	0.82	0.00	to	1.50	30.41	to	28.49
	12/31/2009	1,536,758	11.01	to	8.43	23,766,218	3.32	0.00	to	1.50	43.21	to	41.10
TA T. Rowe Price Small Cap Initial Class
	12/31/2013	2,153,737	22.45	to	20.00	55,234,542	0.08	0.00	to	1.50	44.07	to	41.94
	12/31/2012	1,599,090	15.58	to	14.09	28,558,454	—	0.00	to	1.50	15.69	to	13.97
	12/31/2011	1,685,938	13.47	to	12.37	26,401,828	—	0.00	to	1.50	1.69	to	0.19
	12/31/2010	1,795,626	13.25	to	12.34	27,953,674	—	0.00	to	1.50	34.42	to	32.44
	12/31/2009	1,580,683	9.85	to	9.32	18,450,816	—	0.00	to	1.50	38.70	to	36.65
TA Vanguard ETF - Balanced Initial Class
	12/31/2013	69,037	13.23	to	12.91	870,501	1.25	0.00	to	1.50	11.76	to	10.11
	12/31/2012	42,347	11.84	to	11.73	482,240	1.31	0.00	to	1.50	8.67	to	7.06
	12/31/2011	37,141	10.89	to	10.95	392,883	1.27	0.00	to	1.50	1.57	to	0.07
	12/31/2010	22,580	10.73	to	10.95	237,099	1.34	0.00	to	1.50	11.07	to	9.43
	12/31/2009	9,982	9.66	to	10.00	95,207	0.20	0.00	to	1.50	16.62	to	14.90
TA Vanguard ETF - Growth Initial Class
	12/31/2013	269,355	13.50	to	13.46	3,470,733	1.54	0.00	to	1.50	19.09	to	17.33
	12/31/2012	128,885	11.34	to	11.48	1,405,111	1.47	0.00	to	1.50	11.79	to	10.13
	12/31/2011	202,915	10.14	to	10.42	1,996,047	1.72	0.00	to	1.50	(0.86)	to	(2.32)
	12/31/2010	126,380	10.23	to	10.67	1,263,507	1.27	0.00	to	1.50	13.15	to	11.48
	12/31/2009	87,173	9.04	to	9.57	776,576	0.36	0.00	to	1.50	23.68	to	21.85
TA WMC Diversified Growth Initial Class
	12/31/2013	42,951,581	14.05	to	13.20	877,032,776	1.05	0.00	to	1.50	32.46	to	30.51
	12/31/2012	46,560,857	10.60	to	10.11	726,823,605	0.31	0.00	to	1.50	13.17	to	11.49
	12/31/2011	50,985,903	9.37	to	9.07	709,945,091	0.37	0.00	to	1.50	(3.73)	to	(5.15)
	12/31/2010	41,871,514	9.73	to	9.56	611,309,502	0.54	0.00	to	1.50	17.81	to	16.07
	12/31/2009	45,909,649	8.26	to	8.24	574,078,382	0.95	0.00	to	1.50	29.20	to	27.29

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

5. Administrative and Mortality and Expense Risk Charges

Under some forms of the contracts, a sales charge and premium taxes are deducted by WRL prior to allocation of policy owner payments to the subaccounts. Contingent surrender charges may also apply. Under all forms of the contracts, monthly charges against policy cash values are made to compensate WRL for costs of insurance provided. A daily charge equal to an annual rate from 0.00% and 1.50% of average daily net assets is assessed to compensate WRL for assumption of mortality and expense risks in connection with the issuance and administration of the contracts. This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year.

6. Income Tax

Operations of the Separate Account form a part of WRL, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of WRL for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from WRL. Under existing federal income tax laws, the income of the Separate Account is not taxable to WRL, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

WRL Series Life Account 2nd Quarter Interim Financial Statements (Unaudited)

FINANCIAL STATEMENTS - UNAUDITED

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Assets and Liabilities

As of June 30, 2014

Total
Assets
Investment in securities:
Number of shares	209,785,977.917

Cost	$2,466,554,011

Investments in mutual funds,
Level 1 prices quoted at net asset value	$3,096,258,000
Receivable for units sold	18,044

Total assets	3,096,276,044

Liabilities
Payable for units redeemed	18,004

Total net assets	$3,096,258,040

Net Assets:
Deferred annuity contracts terminable by owners	3,096,258,040

Total net assets	$3,096,258,040

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statement of Operations

For the Six Months Ended June 30, 2014

Total
Net investment income (loss)
Income:
Dividends	$463,556
Expenses:
Administrative, mortality and expense risk charge	13,053,622

Net investment income (loss)	(12,590,066)
Net realized & unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Capital gain distributions	5,866,250
Realized gain (loss) on investments	60,760,319

Net realized capital gains (losses) on investments	66,626,569
Net change in unrealized appreciation/depreciation of investments:	34,891,332

Net realized and unrealized capital gains (losses) on investments	101,517,901

Increase (decrease) in net assets from operations	$88,927,835

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statement of Changes in Net Assets

For the Six Months Ended June 30, 2014

Total
2014
Operations
Net investment income (loss)	$(12,590,066)
Net realized capital gains (losses) on investments	66,626,569
Net change in unrealized appreciation (depreciation) of investments	34,891,332

Increase (decrease) in net assets from operations	88,927,835
Contract transactions
Net contract purchase payments	115,399,743
Transfer payments from (to) other subaccounts or general account	(17,954,896)
Contract terminations, withdrawals, and other deductions	(47,760,864)
Contract maintenance charges	(108,445,617)

Increase (decrease) in net assets from contract transactions	(58,761,634)

Net increase (decrease) in net assets	30,166,201
Net assets:
Beginning of the period, January 1, 2014	3,066,091,839

End of the period, June 30, 2014	$3,096,258,040

SUPPLEMENT DATED MAY 1, 2014

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby supplements or amends, and to the extent is inconsistent replaces, certain information contained in your prospectus:

Range of Expenses for the Portfolios1, 2

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2013. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.35%	1.07%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)[3]	0.35%	1.07%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2013. Current or future expenses may be greater or less than those shown.

2 The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios and the Franklin Founding Funds Allocation VIP Fund that are each a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Fund portfolios and affiliated Fund portfolios (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from those funds on the combined actual expenses for each “fund of funds” and for the portfolios in which it invests. The combined expense information includes the Acquired Fund (i.e., the underlying fund’s) fees and expenses for the Transamerica Series Trust asset allocation portfolios and the Franklin Founding Funds Allocation VIP Fund. See the prospectuses for the Transamerica Series Trust and the Franklin Founding Funds Allocation VIP Fund for a presentation of all applicable Acquired Fund fees and expenses.

3There are no reimbursements for the portfolios offered under this product.

* * * * *

INVESTMENT OPTIONS:

Please note the following changes to your Transamerica Series Trust investment options:

Effective May 1, 2014:

Transamerica BlackRock Global Allocation VP was restructured from a feeder fund to a stand-alone fund. Please see the portfolio’s prospectus for a description of the investment strategies and the risks of investing in the portfolio.

Transamerica Hanlon Income VP merged into Transamerica BlackRock Tactical Allocation VP. Please see the portfolio’s prospectus for a description of the investment strategies and risks of investing in the portfolio.

Transamerica BNP Paribas Large Cap Growth VP was renamed Transamerica Torray Concentrated Growth VP and Torray LLC replaced BNP Paribas Asset Management, Inc. as sub-adviser to the portfolio.

Franklin Templeton VIP Founding Funds Allocation Fund was renamed Templeton Founding Funds Allocation VIP Fund.

* * * * *

The following is added to the section of your prospectus replaces the information under the section entitled “When Insurance Coverage Takes Effect”:

For 1035 Exchanges:

Coverage may begin earlier in Section 1035 exchange situations as provided in the “Absolute Assignment to Effect Internal Revenue Code Section 1035 Exchange and Rollover” form. As provided in that form, the insurance coverage shall take effect as of the date the replaced policy is surrendered, and before delivery of the Policy, if the following conditions have been met:

The Policy has been approved for issue – even if approved other than as applied for - and accepted in writing by the proposed owner and either:

1.	The replaced policy has been surrendered and the surrender proceeds thereafter received by the Company are themselves sufficient to place the Policy in force; or
2.	If, in addition to the surrender of the replaced policy from the existing issuer, premium is paid during the proposed insured’s lifetime (either with the application for the Policy or thereafter if permitted by the Company in writing) and if such premium together with any surrender proceeds thereafter received, are sufficient to place the Policy in force.

* * * * *

The following replaces the third sentence under “Assignment of the Policy”:

Unless otherwise specified by you, the assignment will then take effect on the date the assignment form is received in good order by the Company and accepted in our administrative office, unless the Policy states otherwise.

* * * * *

The following replaces the section entitled “Market Timing and Disruptive Trading”:

The market timing policy and the related procedures (discussed below) do not apply to the ProFunds or Access Trust subaccounts because the corresponding portfolios are specifically designed to accommodate frequent transfer activity. If you invest in the ProFunds or Access Trust subaccounts, you should be aware that you may bear the costs and increased risks of frequent transfers discussed below.

Statement of Policy. This variable insurance Policy was not designed to facilitate frequent or large trading through transfers among the subaccounts or between the subaccounts and the fixed account by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other policyowners, beneficiaries and underlying fund portfolios. The adverse effects include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all policyowners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policyowners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature sent to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any policyowner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policyowners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by policyowners or persons engaged in trading on behalf of policyowners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances; we may change the maximum dollar amount of permitted transfers quickly and without notice.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable life policy to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

—	impose redemption fees on transfers; or

—	expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or
—	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before we detect it and take steps to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policyowners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other policyowners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on policyowners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policyowners should be aware that we do not monitor transfer requests from policyowners or persons acting on behalf of policyowners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Policyowners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual policyowners, and to restrict or prohibit further purchases or transfers by specific policyowners or persons acting on their behalf, if identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Policyowners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual policyowners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other policyowners of underlying fund portfolio shares, as well as the policyowners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from policyowners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

ProFunds and Access Trust Subaccounts. Because the above restrictions do not apply to the ProFunds or Access Trust subaccounts, they may have a greater risk than others of suffering from the harmful effects of market timing and disruptive trading, as discussed above (i.e., dilution, an adverse effect on portfolio management, and increased expenses).

* * * * *

The following information replaces the second paragraph under the section entitled “Legal Proceedings”:

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

* * * * *

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon.

* * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern Time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED MAY 1, 2013

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby supplements or amends, and to the extent is inconsistent replaces, certain information contained in your prospectus:

Range of Expenses for the Portfolios1, 2

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2012. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.35%	1.05%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)[3]	0.35%	1.05%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2012. Current or future expenses may be greater or less than those shown.

2 The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios that are each a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Fund portfolios and affiliated Fund portfolios (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from those funds on the combined actual expenses for each “fund of funds” and for the portfolios in which it invests. The combined expense information includes the Acquired Fund (i.e., the underlying fund’s) fees and expenses for the Transamerica Series Trust asset allocation portfolios. See the prospectuses for the Transamerica Series Trust for a presentation of all applicable Acquired Fund fees and expenses.

3 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 1 portfolio that requires a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2014.

* * * * *

INVESTMENT OPTIONS:

Please note the following changes to your Transamerica Series Trust investment options:

Effective May 1, 2013:

Transamerica BlackRock Large Cap Value VP was renamed Transamerica Barrow Hanley Dividend Focused VP and Barrow, Hanley, Mewhinney & Strauss, LLC replaced BlackRock Investment Management, LLC as the portfolio’s sub-adviser.

Transamerica Third Avenue Value VP merged with Transamerica Systematic Small/Mid Cap Value VP. Systematic Financial Management L.P. serves as the portfolio’s sub-adviser.

Please see the Transamerica Series Trust prospectus for any changes regarding the portfolios listed above.

* * * * *

Please note the following:

Fax number 727-299-1529 is a non-working number. Please use the following numbers for fax transmissions:

Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)

* * * * *

The following replaces the information under “Please Note” in the section entitled “Federal Income Tax Considerations – Other Tax Considerations”:

Please Note:

—	Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional documentation may be required with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents, and additional withholding may be imposed if such documentation is not provided. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.
—	In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGGTRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

* * * * *

The following replaces the information under “Assignment of the Policy”:

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we record it in our records. Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

* * * * *

The following section is added to the section “Additional Information”:

UNCLAIMED OR ABANDONED PROPERTY

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

* * * * *

The following information replaces the information under “Legal Proceedings” :

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

* * * * *

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon.

* * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern Time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED JULY 13, 2012

TO PROSPECTUS DATED MAY 1, 2012

FOR

WRL FREEDOM ELITE BUILDER®

WRL FREEDOM ELITE BUIDER II®

WRL FREEDOM ELITE®

WRL FINANCIAL FREEDOM BUILDER®

WRL XCELERATORSM

WRL FREEDOM EQUITY PROTECTOR®

TO PROSPECTUS DATED MAY 1, 2010

FOR

WRL FORLIFESM

TO PROSPECTUS DATED MAY 1, 2004

FOR

WRL FREEDOM ELITE ADVISORSM

TO PROSPECTUS DATED MAY 1, 1994

FOR

WRL FREEDOM SP+®

TO PROSPECTUS DATED MAY 1, 1989

FOR

THE EQUITY PROTECTOR®

Each An Individual Flexible Premium Variable Life Insurance Policy

and

TO PROSPECTUS DATED MAY 1, 2012

FOR

WRL FREEDOM WEALTH PROTECTORSM

A Joint Survivor Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom Elite Builder® (and Associates Policy), WRL Freedom Elite Builder II® ,WRL Freedom Elite®, WRL Financial Freedom Builder®, WRL ForLifeSM, WRL XceleratorSM (and WRL Xcelerator Exec and WRL Xcelerator Focus), WRL Freedom Equity Protector®, WRL Freedom Elite Advisor, WRL Freedom SP+®, The Equity Protector® and/or WRL Freedom Wealth ProtectorSM prospectuses. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

The following information replaces the information that is contained in your current product prospectus or supplement to your prospectus:

Effective May 1, 2012, the overnight delivery charge is $30.00.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPPLEMENT DATED MAY 1, 2012

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby supplements or amends, and to the extent is inconsistent replaces, certain information contained in your prospectus:

The following is added to the front cover of the prospectus:

Please direct transactions, claim forms, payments and other correspondence and notices as follows:

Transaction Type	Direct or Send to
Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)
Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)
Electronic Communication	www.westernreserve.com
All payments made by check, and all claims, correspondence and notices	Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

* * * * *

Range of Expenses for the Portfolios1, 2

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2011. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.43%	1.07%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)[3]	0.43%	1.07%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2011. Current or future expenses may be greater or less than those shown.

2 The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios that are each a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Fund portfolios and affiliated Fund portfolios (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from the Fund groups on the combined actual expenses for each of the “fund of funds” and for the portfolios in which it invests. The combined expense information includes the Acquired Fund (i.e., the underlying fund’s) fees and expenses for the Transamerica Series Trust asset allocation portfolios and the Franklin Templeton VIP Founding Funds Allocation Fund. See the prospectus for the Transamerica Series Trust for a presentation of the applicable Acquired Fund fees and expenses.

3 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 3 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2013.

* * * * *

INVESTMENT OPTIONS:

Please note the following changes to your Transamerica Series Trust investment options:

Effective August 16, 2011:

Transamerica Clarion Global Real Estate Securities VP:   The portfolio’s sub-adviser, ING Clarion Real Estate Securities, LLC was renamed CBRE Clarion Securities, LLC.

Effective December 9, 2011:

•	Transamerica Morgan Stanley Growth Opportunities VP merged with Transamerica Morgan Stanley Mid-Cap Growth VP.
•	Transamerica WMC Diversified Equity VP merged with Transamerica WMC Diversified Growth VP.

Effective February 17, 2012:

Transamerica Asset Management, Inc. assumed full responsibility for the day-to-day management of the following portfolios:

Transamerica Asset Allocation - Conservative VP

Transamerica Asset Allocation - Growth VP

Transamerica Asset Allocation - Moderate Growth VP

Transamerica Asset Allocation - Moderate VP

Transamerica International Moderate Growth VP

Todd R. Porter, CFA, was selected as portfolio manager for the portfolios. Mr. Porter was a portfolio construction consultant for each portfolio other than the Transamerica International Moderate Growth VP portfolio from the portfolio’s inception through 2005, and served as portfolio manager for the portfolios in 2005 and 2006. Mr. Porter also served as portfolio manager for Transamerica International Moderate Growth VP in 2006.

The information in your prospectus regarding Morningstar is deleted in its entirety and all references to Morningstar are also deleted.

Please see the Transamerica Series Trust prospectus for any changes regarding the portfolios listed above.

* * * * *

Effective January 6, 2012:

Our affiliate, World Group Securities, merged with Transamerica Financial Advisors, Inc. (“TFA”). TFA serves as Western Reserve’s main distribution channel.

* * * * *

The following replaces the respective paragraph under “Revenue We Receive”:

Rule 12b-1 Fees. We, and/or our affiliate, Transamerica Capital, Inc. (“TCI”) who is the principal underwriter for the Policies, indirectly receives 12b-1 fees from the funds available as investment choices under our variable insurance products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.35% of the average daily assets of the certain underlying fund portfolios attributable to the Policies and to certain other variable insurance products that we and our affiliates issue.

* * * * *

The following information is added to the section entitled “Ownership Rights”:

No designation or change in designation of an owner will take effect unless we receive (i) a transfer of ownership form or (ii) an Internal Revenue Service Form W-9 along with a written request to designate or change the designation of an owner. The request will take effect as of the date we receive it, in good order, at our mailing address, or by fax at our administrative office (1-727-299-1620), subject to payment or other action taken by us before it was received.

* * * * *

The following paragraph is added to the section entitled “Disruptive Trading and Market Timing” after the second paragraph under “Deterrence”:

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

* * * * *

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon.

* * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern Time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

Supplemented dated November 4, 2011

To Prospectuses listed below

For variable life insurance policies issued by

Western Reserve Life Assurance Co. of Ohio

And

Transamerica Financial Life Insurance Company

This supplement updates and amends certain information contained in the prospectuses listed below. Please read it carefully and keep it with your prospectus for reference:

WRL Freedom Elite Builder®, WRL Freedom Elite Builder II®, WRL Freedom Elite®, WRL Financial Freedom Builder®, WRL XceleratorSM (Xcelerator Focus & Xcelerator Exec), WRL Freedom Equity Protector®, WRL The Equity Protector®, WRL Freedom Asset AdvisorSM, WRL Freedom Elite AdvisorSM, WRL Freedom Wealth ProtectorSM, WRL ForLifeSM, WRL EvolutionSM, WRL BenefactorSM, WRL Freedom SP+®, TFLIC Freedom Elite Builder®, TFLIC Freedom Elite Builder II®, TFLIC Financial Freedom Builder®, and/or TFLIC Freedom Wealth ProtectorSM

NOTICE OF UPCOMING VARIABLE INVESTMENT OPTION (“FUND”) MERGERS

The Board of Trustees of Transamerica Series Trust has approved a proposal to merge certain funds. Effective after close of business on or about December 30, 2011 (“Merger Effective Date”), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

Disappearing Funds	Surviving Funds
Transamerica Morgan Stanley Growth Opportunities VP	Transamerica Morgan Stanley Mid-Cap Growth VP
Transamerica WMC Diversified Equity VP	Transamerica WMC Diversified Growth VP

IMPORTANT INFORMATION REGARDING THE

UPCOMING FUND MERGERS

—	Prior to the Merger Effective Date, you may transfer amounts allocated to a Disappearing Fund to any other available investment portfolio offered under your Policy. You can make a new election by submitting a new election form or by calling us at the toll-free number for your Policy listed below, provided that the telephone access privilege is in effect on your Policy.
—	On the Merger Effective Date, if we have not received instructions from you by December 29, 2011 to transfer your policy value in a Disappearing Fund to another investment option under your Policy, your policy value will automatically be transferred to the respective Surviving Fund listed above.
—	If you previously elected to have transfers made to one of the Disappearing Funds under a Dollar Cost Averaging (DCA) Option election or under an Asset Rebalancing Option election, unless you submit a new DCA election or Asset Rebalancing election by December 29, 2011, then any transfers after that date will automatically go into the respective Surviving Fund. New election requests for those options may be submitted by telephone if you have telephone privileges or by submitting a new request form. New elections will become effective with the next scheduled transfer on or after the date we receive your new election in good order. Any request forms received by us after December 29, 2011 that specify transfers into one of the Disappearing Funds will not be considered in good order and will not be processed. We will contact you and will require a new request form before the transfer is processed.
—	If your Monthly Deduction Allocation election in effect prior to December 30, 2011 includes one of the Disappearing Funds, you should submit a new election that does not include those funds. If we receive your new election prior to December 30, 2011, monthly deductions taken on or after the date of receipt of your new election will be deducted in accordance with new election. If your Monthly Deduction Allocation election on December 30, 2011 includes one of the Disappearing Funds and we have not received a new election form from you before that date, then beginning with monthly deductions taken on that date, the portion that you had previously requested will be taken from the respective Surviving Fund. Of course, you may submit a new election form at any time for future monthly deduction allocations.
—	If your loan or withdrawal request is received in good order and includes specific allocation of amounts to one of the Disappearing Funds, then we will honor the request (subject to all policy provisions) as long as it is received prior to December 30, 2011. After that date, any loan or withdrawal request received that directs that the amount of the loan or withdrawal be deducted, in whole or in part, from one of the Disappearing Funds will be treated as not in good order. We will contact you and will require a new request before we process the loan or withdrawal.

—	Loan repayments are processed in accordance with the current premium allocation election in effect for your Policy on the date of the loan repayment. Please see the information above regarding premium allocation elections.

* * * * *

Thank you for choosing Western Reserve and Transamerica Financial Life. We appreciate your business. If you have any questions about this notice, or to request copies of prospectuses for any of the investment options available under your Policy, please contact us, toll-free at 1-800-851-9777 (Western Reserve) or 1-800-322-7353 (Transamerica Financial Life), between the hours of 8:30 a.m. and 7:00 p.m. Eastern Time.

SUPPLEMENT DATED SEPTEMBER 8, 2011

TO STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

DATED MAY 1, 2011

FOR

WRL FREEDOM ELITE BUILDER®

WRL FREEDOM ELITE BUIDER II®

WRL FREEDOM ELITE®

WRL FINANCIAL FREEDOM BUILDER®

WRL XCELERATORSM

WRL FREEDOM EQUITY PROTECTOR®

TO SAI DATED MAY 1, 2010

FOR

WRL FORLIFESM

TO SAI DATED MAY 1, 2004

FOR

WRL FREEDOM ELITE ADVISORSM

TO SAI DATED MAY 1, 1994

FOR

WRL FREEDOM SP+®

TO SAI DATED MAY 1, 1989

FOR

THE EQUITY PROTECTOR®

Each An Individual Flexible Premium Variable Life Insurance Policy

and

TO SAI DATED MAY 1, 2011

FOR

WRL FREEDOM WEALTH PROTECTORSM

A Joint Survivor Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom Elite Builder® (and Associates Policy), WRL Freedom Elite Builder II®, WRL Freedom Elite®, WRL Financial Freedom Builder®, WRL ForLifeSM, WRL XceleratorSM (and WRL Xcelerator Exec and WRL Xcelerator Focus), WRL Freedom Equity Protector®, WRL Freedom Elite Advisor, WRL Freedom SP+®, The Equity Protector® and/or WRL Freedom Wealth ProtectorSM statements of additional information (“SAIs”). Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the SAIs.

The following information replaces the information that is contained in your product SAI:

Effective September 9, 2011, all Claims and Forms should be sent to:

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPPLEMENT DATED AUGUST 11, 2011

TO PROSPECTUS DATED MAY 1, 2011

FOR

WRL FREEDOM ELITE BUILDER®

WRL FREEDOM ELITE BUIDER II®

WRL FREEDOM ELITE®

WRL FINANCIAL FREEDOM BUILDER®

WRL XCELERATORSM

WRL FREEDOM EQUITY PROTECTOR®

TO PROSPECTUS DATED MAY 1, 2010

FOR

WRL FORLIFESM

TO PROSPECTUS DATED MAY 1, 2004

FOR

WRL FREEDOM ELITE ADVISORSM

TO PROSPECTUS DATED MAY 1, 1994

FOR

WRL FREEDOM SP+®

TO PROSPECTUS DATED MAY 1, 1989

FOR

THE EQUITY PROTECTOR®

Each An Individual Flexible Premium Variable Life Insurance Policy

and

TO PROSPECTUS DATED MAY 1, 2011

FOR

WRL FREEDOM WEALTH PROTECTORSM

A Joint Survivor Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom Elite Builder® (and Associates Policy), WRL Freedom Elite Builder II®, WRL Freedom Elite®, WRL Financial Freedom Builder®, WRL ForLifeSM, WRL XceleratorSM (and WRL Xcelerator Exec and WRL Xcelerator Focus), WRL Freedom Equity Protector®, WRL Freedom Elite Advisor, WRL Freedom SP+®, The Equity Protector® and/or WRL Freedom Wealth ProtectorSM prospectuses. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

The following information replaces the information regarding loan requests by telephone that is contained in your current product prospectus or supplement to your prospectus under the heading “Loans”:

You may request a loan by telephone by calling us at our administrative office at 1-800-851-9777, Monday – Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern Time. If the loan amount you request by telephone exceeds $50,000 or if the address of record has been changed within the past 10 days, we may reject your request or require a signature guarantee. If you do not want the ability to request a loan by telephone, you should notify us in writing at our mailing address. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine. (Note: All loan requests must be submitted in good order to avoid a delay in processing your request.)

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPPLEMENT DATED AUGUST 9, 2011

TO PROSPECTUS DATED MAY 1, 2011

FOR

WRL FREEDOM ELITE BUILDER®

WRL FREEDOM ELITE BUIDER II®

WRL FREEDOM ELITE®

WRL FINANCIAL FREEDOM BUILDER®

WRL XCELERATORSM

WRL FREEDOM EQUITY PROTECTOR®

TO PROSPECTUS DATED MAY 1, 2010

FOR

WRL FORLIFESM

TO PROSPECTUS DATED MAY 1, 2004

FOR

WRL FREEDOM ELITE ADVISORSM

TO PROSPECTUS DATED MAY 1, 1994

FOR

WRL FREEDOM SP+®

TO PROSPECTUS DATED MAY 1, 1989

FOR

THE EQUITY PROTECTOR®

Each An Individual Flexible Premium Variable Life Insurance Policy

and

TO PROSPECTUS DATED MAY 1, 2011

FOR

WRL FREEDOM WEALTH PROTECTORSM

A Joint Survivor Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom Elite Builder® (and Associates Policy), WRL Freedom Elite Builder II®, WRL Freedom Elite®, WRL Financial Freedom Builder®, WRL ForLifeSM, WRL XceleratorSM (and WRL Xcelerator Exec and WRL Xcelerator Focus), WRL Freedom Equity Protector®, WRL Freedom Elite Advisor, WRL Freedom SP+®, The Equity Protector® and/or WRL Freedom Wealth ProtectorSM prospectuses. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

The following information replaces the information that is contained in your current product prospectus or supplement to your prospectus:

Effective September 9, 2011, all Claims and Forms should be sent to:

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPPLEMENT DATED MAY 1, 2011

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

Range of Expenses for the Portfolios1, 2

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2010. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.40%	1.05%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)[3]	0.40%	1.05%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2010. Current or future expenses may be greater or less than those shown.

2 The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios that are each a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Transamerica Series Trust portfolios and certain portfolios of the Transamerica Funds (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from the Transamerica Series Trust on the combined actual expenses for each “fund of funds” and the portfolios in which it invests. The combined expense information includes the Acquired Fund (i.e., the underlying fund’s) fees and expenses of the underlying funds for the Transamerica Series Trust asset allocation portfolios. See the prospectus for the Transamerica Series Trust for a presentation of the applicable Acquired Fund fees and expenses.

3 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 3 portfolio that requires a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2012.

* * * * *

INVESTMENT OPTIONS:

Please note the following changes to your investment options:

Effective August 16, 2010:

—	Transamerica Convertible Securities VP was renamed Transamerica AllianceBernstein Dynamic Allocation VP and AllianceBernstein L.P. replaced Transamerica Investment Management, Inc. as sub-adviser.

Effective March 22, 2011:

•	Transamerica Balanced VP was renamed Transamerica Multi-Managed Balanced VP. BlackRock Financial Management, Inc. became sub-adviser to the fixed income portion of the portfolio and JPMorgan Investment Management Inc. became sub-adviser for the equity portion of the portfolio, each replacing Transamerica Investment Management, Inc.
•	Transamerica Diversified Equity VP was renamed Transamerica WMC Diversified Equity VP. Wellington Management Company, LLP replaced Transamerica Investment Management, Inc. as sub-adviser.
•	Transamerica Focus VP was renamed Transamerica Morgan Stanley Capital Growth VP. Morgan Stanley Investment Management Inc. replaced Transamerica Investment Management, Inc. as sub-adviser.

•	Transamerica Growth Opportunities VP was renamed Transamerica Morgan Stanley Growth Opportunities VP. Morgan Stanley Investment Management Inc. replaced Transamerica Investment Management, Inc. as sub-adviser.
•	Transamerica Money Market VP was renamed Transamerica AEGON Money Market VP. AEGON USA Investment Management LLC was approved by shareholders to replace Transamerica Investment Management, Inc. as sub-adviser.

Effective May 1, 2011:

•	Transamerica Federated Market Opportunity VP was renamed JPMorgan Tactical Allocation VP. JP Morgan Investment Management replaced Federated Equity Management Company of Pennsylvania as sub-adviser.

Please see the Transamerica Series Trust prospectus for any changes regarding the portfolios listed above.

Note:   If you are a policyowner invested in Fidelity VIP Contrafund® Portfolio, the Fidelity VIP Equity Income Portfolio, Fidelity VIP Growth Opportunities Portfolio and/or the Transamerica JPMorgan Mid Cap Value VP portfolio, you will receive prospectuses for those portfolios under separate cover.

* * * * *

Premium Payments:

The following is added to the section entitled “Payment and Allocation of Premiums”:

Please Note: We may hold premium payments in a non-interest bearing account for up to 14 days if applying the premium payment would cause the Policy to violate Internal Revenue Code Section 7702 or other provisions of the Internal Revenue Code. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more information regarding tax considerations regarding your Policy or consult a qualified tax advisor.

* * * * *

Retained Asset Accounts:

The following information replaces the information under the heading “Retained Asset Accounts”:

Effective April 1, 2011, Assurance Plus Accounts are no longer available for payment of claim proceeds. No new accounts will be established, but if you currently have an Assurance Plus Account we will continue to honor that account.

For new claims, unless a settlement option is elected, payments will be made in the form of a lump sum check.

* * * **

Surrenders:

The following sentence is added after the first sentence under the heading “Surrender Privileges” in your prospectus:

We may require an original signature with such written request.

* * * **

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in the Appendix.

* * * **

Federal Tax Matters:

The following information is added at the end of the section entitled “Federal Tax Matters”:

Please Note: In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. Recent legislation has generally extended the EGGTRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The uncertainty as to future estate, gift and generation-skipping transfer taxes underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

* * * * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED DECEMBER 30, 2010

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

Please delete the following paragraph from your prospectus under “Optional Cash Value Charges – Increases in the Specified Amount of Policy”:

In the month the increase becomes effective, an administrative fee of $3.60 per $1,000 of increase will be charged to compensate Western Reserve for the costs in effectuating the change. This charge will not be increased. Western Reserve does not anticipate that it will make a profit on this charge.

* * * * * * *

Please note the following:

You may apply to increase the Specified Amount of your Policy without incurring a charge for effectuating the change.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED OCTOBER 26, 2010

TO PROSPECTUS DATED MAY 1, 1994

FOR

WRL FREEDOM SP+®

and

TO PROSPECTUS DATED MAY 1, 1989

FOR

THE EQUITY PROTECTOR

Each An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom SP+® and The Equity Protector prospectuses. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

The following paragraph is added to section entitled “General Provisions – Change of Owner or Beneficiary” in your prospectus:

Change of Ownership:

No designation or change in designation of an owner will take effect unless we receive written request thereof. The request will take effect as of the date we receive it, in good order, at our mailing address, or by fax at our administrative office (1-727-299-1620), subject to payment or other action taken by us before it was received.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPPLEMENT DATED July 8, 2010

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby supplements or amends, and to the extent inconsistent replaces, certain information contained in your prospectus.

The following sentence is deleted from the paragraph entitled “Payment of Premiums” on page 27 of your prospectus:

While there is indebtedness, additional premium payments in excess of $1,000 will be treated as premium payments unless clearly marked as loan repayments.

The following sentence is deleted from the paragraph entitled “Repayment of Indebtedness” on page 35 of your prospectus:

While there is indebtedness, additional premium payments in excess of $1,000 will be treated as premium payments unless the Policyowner indicates that the payment should be treated as loan repayments.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED MAY 1, 2010

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

Range of Expenses for the Portfolios1, 2

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2009. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.41%	1.07%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)[3]	0.41%	1.07%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2009. Current or future expenses may be greater or less than those shown.

2 The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios that are each a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Transamerica Series Trust portfolios and certain portfolios of the Transamerica Funds (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from the Transamerica Series Trust on the combined actual expenses for each “fund of funds” and the portfolios in which it invests. The combined expense information includes the Acquired Fund (i.e., the underlying fund’s) fees and expenses of the underlying funds for the Transamerica Series Trust asset allocation portfolios. See the prospectus for the Transamerica Series Trust for a presentation of the applicable Acquired Fund fees and expenses.

3 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 2 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2011.

* * * * *

INVESTMENT OPTIONS

Please note the following changes to your investment options:

•	Effective November 20, 2009, Transamerica Legg Mason Partners All Cap VP was renamed Transamerica Focus VP and Transamerica Investment Management, LLC replaced ClearBridge Advisors, LLC as sub-adviser to the portfolio.
•	Effective April 9, 2010, Transamerica Equity VP was renamed Transamerica WMC Diversified Growth VP and Wellington Management Company, LLP replaced Transamerica Investment Management, LLC as sub-adviser to the portfolio.
•	Effective May 1, 2010, Transamerica Science & Technology VP and Transamerica Munder Net 50 VP merged into Transamerica Templeton Global VP. Transamerica Templeton Global VP was then renamed Transamerica Diversified Equity VP and Transamerica Investment Management, LLC serves as sub-adviser to the portfolio.
•	Effective May 1, 2010, Transamerica Value Balanced VP merged into Transamerica Balanced VP. Transamerica Investment Management, LLC serves as sub-adviser to the portfolio.
•	Effective May 1, 2010, Transamerica Marsico Growth VP merged into Transamerica Jennison Growth VP. Jennison Associates LLC serves as sub-adviser to the portfolio.
•	Effective May 1, 2010, Van Kampen Mid Cap Growth VP was renamed Transamerica Morgan Stanley Mid Cap Growth VP. Van Kampen Asset Management serves as sub-adviser to the portfolio.

* * * * *

Financial Condition of the Company

The following paragraph replaces the first paragraph under the heading “Financial Condition of the Company”:

The benefits under the Policy are paid by Western Reserve from its General Account assets and/or your cash value held in the Company’s separate account. It is important that you understand that payment of the benefits is not guaranteed and depends upon certain factors discussed below.

* * * * *

Signature Guarantee

The following sentence replaces the first sentence of the second paragraph under the heading “Signature Guarantees”:

As a protection against fraud, we may require that the following transaction requests include a Medallion signature guarantee:

* * * * *

The following information replaces the information under the heading “Retained Asset Accounts”:

Retained Asset Accounts

When a death benefit is paid in a lump sum and is $15,000 or greater, your beneficiary may elect to have the death benefit deposited into an interest-bearing account, called the Assurance Plus Account. We will send the beneficiary a “checkbook”, and the beneficiary will have access to the account simply by writing a “draft” for all or part of the amount of the death benefit. We use a bank, the Northern Trust Company, to process your “drafts.”

Upon receipt of the “draft” by the bank, the bank will draw down the amount you requested from our general account. We do not guarantee to credit a minimum interest rate on amounts left in the Assurance Plus Account. Any interest paid on amounts in the Assurance Plus Account is currently taxable.

The Assurance Plus Account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We may make a profit on all amounts left in the Assurance Plus Account. The Assurance Plus account is not available in all states.

* * * **

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in the Appendix.

* * * * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

LEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED MAY 1, 2009

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby supplements or amends, and to the extent inconsistent replaces, certain information contained in your prospectus:

Direct electronic, telephonic and facsimile transactions to the

Administrative Office:

(727) 299-1800 or 1-800-851-9777

Facsimile 1-737-299-1620/1-727-299-1648 (interfund transactions only)

www.westernreserve.com

Direct Claims Forms to the Administrative Office at:

P.O. Box 9008

Clearwater, FL 33758-9008

Direct all payments made by check, and all other correspondence and notices to the Mailing Address:

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

* * * * *

Range of Expenses for the Portfolios1, 2

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2008. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.35%	2.49%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)[3]	0.35%	1.68%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2008. Current or future expenses may be greater or less than those shown.

2 The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios that are each a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Transamerica Series Trust portfolios and certain portfolios of the Transamerica Funds (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from the Transamerica Series Trust on the combined actual expenses for each “fund of funds” and the portfolios in which it invests. The combined expense information includes the Acquired Fund (i.e., the underlying fund’s) fees and expenses of the underlying funds for the Transamerica Series Trust asset allocation portfolios. See the prospectus for the Transamerica Series Trust for a presentation of the applicable Acquired Fund fees and expenses.

3 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 27 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2010.

* * * * *

Transamerica Money Market VP Portfolio

Please add the following footnote to the portfolio listing contained in your prospectus:

There can be no assurance that the Transamerica Money Market VP portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the WRL Transamerica Money Market VP subaccount may become extremely low and possibly negative.

* * * * *

Financial Condition of the Company

Many financial services companies, including insurance companies, have been facing challenges in this unprecedented economic and market environment, and we are not immune to those challenges. It is important for you to understand the impact these events may have, not only on your accumulation value, but also on our ability to meet the guarantees under your Policy.

Assets in the Separate Account.  You assume all of the investment risk for your accumulation value that is allocated to the sub-accounts of the separate account. Your accumulation value in those sub-accounts constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct. See “The Separate Account.”

Assets in the General Account.  You also may be permitted to make allocations to the fixed account, which is supported by the assets in our general account. See “The Fixed Account.” The general account is not segregated or insulated from the claims of Transamerica’s creditors.

Policy owners look to the financial strength of the insurance company for its insurance guarantees. More specifically, any guarantees under the Policy that exceed your accumulation value are paid from our general account (and not the separate account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of accumulation value are subject to (i) our financial strength and claims-paying ability and (ii) the risk that we may not be able to cover, or may default on, our obligations under those guarantees.

The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition.  As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account to our policy owners. We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. In addition, we may hedge our investments in our general account, and may require purchasers of certain of the variable insurance products that we offer to allocate premium payments and accumulation value in accordance with specified investment requirements. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policy owners or to provide the collateral necessary to finance our business operations.

We are continuing to evaluate our investment portfolio to mitigate market risk and actively manage the investments in the portfolio.

How to Obtain More Information.  We encourage both existing and prospective policyowners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance - as well as the financial statements of the separate account—are located in the Statement of Additional Information (SAI). The SAI is available at no charge by writing to our administrative office - Western Reserve Life Assurance Co. of Ohio, 570 Carillon Parkway, St. Petersburg, Florida 33716 - or by calling us at (800) 851-9777, or by visiting our website www.westernreserve.com. In addition, the SAI is available on the SEC’s website at http://www.sec.gov.

* * * * *

Signature Guarantees

Signature guarantees are relied upon as a means of preventing the perpetuation of fraud in financial transactions, including the disbursement of funds or assets from a victim’s account with a financial institution or a provider of financial services. They provide protection to investors by, for example, making it more difficult for a person to take another person’s money by forging a signature on a written request for the disbursement of funds.

As a protection against fraud, we require that the following transaction requests include a Medallion signature guarantee:

—	all requests for disbursements (i.e., cash withdrawals and surrenders) of $500,000 or more;
—	any disbursement request made on or within 10 days of our receipt of a request to change the address of record for an owner’s account; and
—	any disbursement request when Western Reserve has been directed to send proceeds to a different address from the address of record for that owner’s account. Please note: This requirement will not apply to disbursement requests made in connection with exchanges of one annuity policy for another with the same owner in a “tax-free exchange” under Section 1035 of the Internal Revenue Code.

An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. This includes many:

—	national and state banks;
—	savings banks and savings and loan associations;
—	securities brokers and dealers; and
—	credit unions.

The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee. Notarization will not substitute for a signature guarantee.

* * * * *

Sending Forms and Written Requests in Good Order

We cannot process your instructions to process a transaction relating to the policy until we have received your instructions in good order at our mailing address (or our administrative office or website, as appropriate). “Good order” means the actual receipt by us of the instructions relating to a transaction in writing (or by telephone or facsimile, or electronically, as appropriate), along with all forms, information and supporting legal documentation (including any required spousal or joint owner’s consents) we require in order to effect the transaction. To be in “good order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

* * * * *

Retained Asset Accounts

“When a death benefit is paid in a lump sum and is $15,000 or greater, your beneficiary may elect to have the death benefit deposited into an interest-bearing account, called the Assurance Plus Account with the Northern Trust Company. We will send the beneficiary a “checkbook,” and the beneficiary will have access to the account simply by writing a “draft” for all or part of the amount of the death benefit. Upon receipt of the “draft” by the bank, the bank will draw down the amount you requested from our general account. The Assurance Plus Account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We do not guarantee to credit a minimum interest rate on amounts left in the Assurance Plus Account. We may make a profit on all amounts left in the Assurance Plus Account. (The Assurance Plus Account is not available in all states.)

* * * **

Loan Requests:

If your loan request is less than $500,000, then you may fax it to us at 1-727-299-1620

* * * * *

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in the Appendix.

* * * **

The following replaces the entire section under the heading “Experts” on page 51 of the Prospectus:

Independent Registered Public Accounting Firm

The financial statements of the separate account at December 31, 2008 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Western Reserve at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

* * * * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) (formerly NASD) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED MAY 1, 2008

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

Change of name for Investment Adviser, Trust and Portfolios

Effective January 1, 2008, Transamerica Fund Advisors, Inc. changed its name to Transamerica Asset Management, Inc. Effective May 1, 2008, the AEGON/Transamerica Series Trust was renamed as Transamerica Series Trust; also effective May 1, 2008, several AEGON/Transamerica Trust portfolios changed their respective names as set forth in the following table:

FORMER NAME	NEW NAME
AEGON/TRANSAMERICA SERIES TRUST	TRANSAMERICA SERIES TRUST
Asset Allocation – Conservative Portfolio	Transamerica Asset Allocation – Conservative VP
Asset Allocation – Growth Portfolio	Transamerica Asset Allocation – Growth VP
Asset Allocation – Moderate Growth Portfolio	Transamerica Asset Allocation – Moderate Growth VP
Asset Allocation – Moderate Portfolio	Transamerica Asset Allocation – Moderate VP
Clarion Global Real Estate Securities	Transamerica Clarion Global Real Estate Securities VP
Federated Market Opportunity	Transamerica Federated Market Opportunity VP
JPMorgan Core Bond	Transamerica JPMorgan Core Bond VP
JPMorgan Mid Cap Value	Transamerica JPMorgan Mid Cap Value VP
Legg Mason Partners All Cap	Transamerica Legg Mason Partners All Cap VP
Marsico Growth	Transamerica Marsico Growth VP
MFS International Equity	Transamerica MFS International Equity VP
Munder Net50	Transamerica Munder Net50 VP
PIMCO Total Return	Transamerica PIMCO Total Return VP
T. Rowe Price Equity Income	Transamerica T. Rowe Price Equity Income VP
T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP
Templeton Transamerica Global	Transamerica Templeton Global VP
Third Avenue Value	Transamerica Third Avenue Value VP
Transamerica Balanced	Transamerica Balanced VP
Transamerica Convertible Securities	Transamerica Convertible Securities VP
Transamerica Equity	Transamerica Equity VP
Transamerica Growth Opportunities	Transamerica Growth Opportunities VP
Transamerica Money Market	Transamerica Money Market VP
Transamerica Science & Technology	Transamerica Science & Technology VP
Transamerica Value Balanced	Transamerica Value Balanced VP
Van Kampen Mid-Cap Growth	Transamerica Van Kampen Mid-Cap Growth VP

All references in your prospectus to the previous names should be read as the new names noted above.

The following replaces the entire definition of “Office” on page 2 of your Prospectus:

Office:

Administrative Office:  Our administrative office address is P.O. Box 5068, Clearwater, Florida, 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida, 33716. Our phone number is 1-800-851-9777; our facsimile numbers are 1-727-299-1648 (for interfund transactions); and 1-727-299-1620 for all other requests. Our administrative office serves as the recipient of all website (www.westernreserve.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time. Please do not send any checks, correspondence or notices to this office; send them to the mailing address.

Mailing Address:  Our mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa, 52499. All premium payments and loan repayments made by check, correspondence and notices must be sent to this address.

The following information is added to page 9, under the section entitled “Death Benefit, Cash Value and Net Surrender Value Illustrations” in the Prospectus:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon.

The following information replaces the paragraph on page 33 of the Prospectus under the heading “Charges against the Series Account – Investment Advisory Fee.”

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets. See the fund prospectuses for more information.

The following table shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectuses for each portfolio.

Range of Expenses for the Portfolios 1, 2

	Minimum	Maximum
Total Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fee, and other expenses)	0.40%	1.14%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fee, and other expenses, after contractual waiver of fees and expenses)[3]	0.40%	1.14%

1	The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown.
2	The table showing the range of expenses for the portfolios takes into account the expenses of several Series Fund asset allocation portfolios that are a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Transamerica Series Trust portfolios and certain portfolios of the Transamerica Mutual Funds (formerly, Transamerica IDEX Mutual Funds (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from the Transamerica Series Trust on the combined actual expenses for each of the “fund of funds” and for the portfolios in which it invests. (The combined expense information includes the pro rata portion of the fees and expenses incurred indirectly by a Transamerica Series Trust asset allocation portfolio as a result of its investment in shares of one or more Acquired Funds.) See the prospectus for the Transamerica Series Trust prospectus for a presentation of the applicable Acquired Fund fees and expenses.
3	The portfolios offered through your products do not currently qualify for contractual waivers of fees and expenses.

The following replaces the entire section under the heading “Experts” on page 51 of the Prospectus:

Independent Registered Public Accounting Firm

The financial statements of the separate account at December 31, 2007 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Western Reserve at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The following replaces any previous inserts regarding frequent trading by underlying funds:

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance policies to discourage market timing and disruptive trading. Policyowners should be aware that we may not have the contractual ability or the operational capacity to monitor policyowners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policyowners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts.

You should be aware that, as required by SEC regulation, we have entered into a written agreement with each underlying fund or principal underwriter that obligates us to provide the fund, upon written request, with information about you and your trading activities in the fund’s portfolios. In addition, we are obligated to execute instructions from the funds that may require us to restrict or prohibit your investment in a specific portfolio if the fund identifies you as violating the frequent trading policies that the fund has established for that portfolio.

If we receive a premium payment from you that you allocate into a fund that has directed us to restrict or prohibit your trades into the fund, then we will request new allocation instructions from you. If we receive from you a transfer request into a fund that has directed us to restrict or prohibit your trades, then we will not effect the transfer.

* * * * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) (formerly NASD) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED MAY 1, 2007

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

Change in Principal Underwriter

Effective May 1, 2007, our affiliate, Transamerica Capital, Inc. (“TCI”) replaced our affiliate, AFSG Securities Corporation as principal underwriter for the Policies.

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

On May 1, 2007, two portfolios of the AEGON/Transamerica Series Trust changed their names and sub-advisers. These portfolios did not change investment objectives or advisory fees. The AEGON Bond is now JPMorgan Core Bond and sub-advised by JPMorgan Investment Advisors Inc.; and Federated Growth & Income was renamed Federated Market Opportunity and still sub-advised by Federated Equity Management Company of Pennsylvania. All references in your prospectus to the WRL AEGON Bond subaccount should be read as WRL JPMorgan Core Bond subaccount. All references in your prospectus to the WRL Federated Growth & Income subaccount should be read as WRL Federated Market Opportunity subaccount.

The following information is added to page 9, under the section entitled “Death Benefit, Cash Value and Net Surrender Value Illustrations” in the Prospectus:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in Appendix A.

The following information replaces the paragraph on page 33 of the Prospectus under the heading “Charges against the Series Account – Investment Advisory Fee.”

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets. See the fund prospectuses for more information.

The following table shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2006. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectuses for each portfolio.

Range of Expenses for the Portfolios 1, 2

	Minimum	Maximum
Total Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fee, and other expenses)	0.10%	1.67%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fee, and other expenses, after contractual waiver of fees and expenses)[3]	0.10%	1.63%

4	The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2006. Current or future expenses may be greater or less than those shown.
5	The table showing the range of expenses for the portfolios takes into account the expenses of several Series Fund asset allocation portfolios that are a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Series Fund portfolios and certain portfolios of the Transamerica IDEX Mutual Funds (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from the Series Fund on the combined actual expenses for each of the “fund of funds” and for the portfolios in which it invests. (The combined expense information includes the pro rata portion of the fees and expenses incurred indirectly by a Series Fund asset allocation portfolio as a result of its investment in shares of one or more Acquired Funds.) See the prospectus for the Series Fund for a presentation of the applicable Acquired Fund fees and expenses.
6	The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements of 3 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2008.

The following replaces the entire section under the heading “Experts” on page 51 of the Prospectus:

Independent Registered Public Accounting Firm

The financial statements of the separate account at December 31, 2006 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Western Reserve at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

For additional information, you may contact us at our administrative office at 1-800-851-9777, extension 6539, from 8:30a.m. – 7:00p.m., Eastern time or visit our website at: www.westernreserve.com. More information about TCI, the principal underwriter for the Policies, is available at http:/www.nasdr.com or by calling 1-800-289-9999.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED OCTOBER 25, 2006 TO

PROSPECTUSES DATED:

WRL FREEDOM ELITE ADVISOR (May 1, 2004)

WRL FREEDOM SP PLUS (May 1, 1994)

THE EQUITY PROTECTOR (May 1, 1989)

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following disclosure supplements the Prospectus:

On November 1, 2006, four portfolios of the AEGON/Transamerica Series Trust will change their names as well as the sub-adviser. These portfolios will not change investment objectives or advisory fees. The Templeton Great Companies Global will be renamed Templeton Transamerica Global, the Great Companies – Technology will be renamed Transamerica Science & Technology, the Salomon All Cap will be renamed Legg Mason Partners All Cap and the Mercury Large Cap Value will be renamed BlackRock Large Cap Value. The sub-adviser for the Templeton Great Companies Global and the Great Companies – Technology portfolios, Great Companies, LLC, will change to Transamerica Investment Counsel, LLC. The sub-adviser for the Salomon All Cap portfolio, Salomon Brothers Asset Management, will change to ClearBridge Advisors, LLC. The sub-adviser for the Mercury Large Cap Value portfolio, Mercury Advisors, will change to BlackRock Investment Management, LLC.

In addition, on November 1, 2006, two portfolios of the AEGON/Transamerica Series Trust will merge into an existing portfolio. The Great Companies – America portfolio and the Janus Growth portfolio will merge into the Transamerica Equity portfolio.

All references in your prospectus to the Templeton Great Companies Global subaccount should be read as Templeton Transamerica Global subaccount. All references in your prospectus to Great Companies – Technology subaccount should be read as Transamerica Science & Technology subaccount. All references in your prospectus to Great Companies – America subaccount and Janus Growth subaccount should be read as Transamerica Equity subaccount. All references in your prospectus to the Salomon All Cap subaccount should be read as Legg Mason Partners All Cap subaccount. All references in your prospectus to Mercury Large Cap Value subaccount should be read as BlackRock Large Cap Value subaccount. All references in your prospectus to Great Companies, LLC as sub-adviser should be read as Transamerica Investment Counsel, LLC. All references in your prospectus to Salomon Brothers Asset Management as sub-adviser should be read as ClearBridge Advisors, LLC. All references in your prospectus to Mercury Advisors as sub-adviser should be read as BlackRock Investment Management, LLC.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PRODUCT PROSPECTUS

GreatWestedProducts-10/06

SUPPLEMENT DATED JULY 3, 2006

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

On July 3, 2006, the American Century International portfolio of the AEGON/Transamerica Series Trust was restructured. The portfolio’s name changed from American Century International to MFS International Equity. The investment objective and advisory fees did not change. The sub-adviser for this portfolio changed from American Century Global Investment Management, Inc. to MFS Investment Management. All references in your prospectus to the WRL American Century International subaccount should be read as WRL MFS International Equity subaccount.

For additional information, you may contact us at 1-800-851-9777, extension 6539 from 8:30a.m. – 7:00p.m. Eastern time or visit our website at: www.westernreserve.com. More information about AFSG, the principal underwriter for the Policies, is available at http:/www.nasdr.com or by calling 1-800-289-9999.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED MAY 1, 2006

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

ADVANCE NOTICE:

Effective on or about July 31, 2006, our mailing address will be changed to 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. The Florida address will become the administrative office. The new Glossary definitions are as follows:

administrative office	Our administrative office address is P.O. Box 5068, Clearwater, Florida 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-851-9777. Our hours are Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern rime. Please do not send any money, correspondence or notices to this office; send them to the mailing address.
mailing address	Our mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. All premium payments, loan repayments, correspondence and notices should be sent to this address.

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

On November 1, 2005, two portfolios of the AEGON/Transamerica Series Trust changed their names. These portfolios did not change investment objectives, advisory fees or sub-advisers. The Clarion Real Estate Securities was renamed Clarion Global Real Estate Securities, and Van Kampen Emerging Growth was renamed Van Kampen Mid-Cap Growth. All references in your prospectus to the WRL Clarion Global Real Estate Securities subaccount should be read as WRL Clarion Global Real Estate Securities subaccount. All references in your prospectus to the WRL Van Kampen Emerging Growth subaccount should be read as WRL Van Kampen Mid-Cap Growth subaccount

A footnote is added to the WRL J.P. Morgan Mid Cap Value subaccount that reads: “Effective May 1, 2006, this portfolio is no longer available for sale to new investors.”

Effective May 1, 2006, a new investment option will be available to you. The WRL International Moderate Growth Fund subaccount is sub-advised by Morningstar Associates, LLC. The Investment objective for this subaccount is to see capital appreciation with current income as a secondary objective.

The following information is added to page 9, under the section entitled “Death Benefit, Cash Value and Net Surrender Value Illustrations” in the Prospectus:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in Appendix A.

The following information replaces the paragraph on page 33 of the Prospectus under the heading “Charges against the Series Account – Investment Advisory Fee.”

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets. See the fund prospectuses for more information.

The following table shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2005. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectuses for each portfolio.

Range of Expenses for the Portfolios 1, 2

	Minimum	Maximum
Total Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fee, and other expenses)	0.35%	1.09%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fee, and other expenses, after contractual waiver of fees and expenses)[3]	0.35%	1.09%

7	The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2005. Current or future expenses may be greater or less than those shown.
8	The table showing the range of expenses for the portfolios takes into account the expenses of several Series Fund asset allocation portfolios that are a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Series Fund portfolios. Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the combined actual expenses for each of the “fund of funds” and for the portfolios in which it invests, assuming a constant allocation by each “fund of funds” of its assets among the portfolio identical to its actual allocation at December 31, 2005

9 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements of 3 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2006.

The following replaces the entire section under the heading “Experts” on page 51 of the Prospectus:

Independent Registered Public Accounting Firm

The financial statements of the separate account at December 31, 2005 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Western Reserve at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

For additional information, you may contact us at 1-800-851-9777, extension 6539 from 8:30a.m. – 7:00p.m. Eastern time or visit our website at: www.westernreserve.com. More information about AFSG, the principal underwriter for the Policies, is available at http:/www.nasdr.com or by calling 1-800-289-9999.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 1994 PRODUCT PROSPECTUS

SUPPLEMENT DATED NOVEMBER 9, 2005 TO

PROSPECTUSES DATED:

WRL FREEDOM ELITE BUILDER (May 1, 2005)

WRL FREEDOM ELITE BUILDER II (May 1, 2005)

WRL FREEDOM ELITE (May 1, 2005)

WRL FREEDOM WEALTH PROTECTOR (May 1, 2005)

WRL FREEDOM EQUITY PROTECTOR (May 1, 2005)

WRL FINANCIAL FREEDOM BUILDER (May 1, 2005)

WRL XCELERATOR (May 1, 2005)

WRL FREEDOM ELITE ADVISOR (May 1, 2004)

WRL FREEDOM SP PLUS (May 1, 1994)

THE EQUITY PROTECTOR (May 1, 1989)

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following disclosure supplements the Prospectus regarding the WRL J.P. Morgan Mid Cap Value subaccount of the Series Fund:

Effective December 12, 2005, the WRL J.P. Morgan Mid Cap Value subaccount is closed to new investment. “Closed to new investment” means no one can allocate additional amounts (either through policy transfer or additional premium) to that subaccount after December 9, 2005.

If you have any amount in the WRL J.P. Morgan Mid Cap Value subaccount on December 12, 2005, you may do the following (subject to the terms and conditions contained in the prospectus):

•	transfer amounts out of the WRL J.P. Morgan Mid Cap Value subaccount into other subaccounts;
•	withdraw amounts from the WRL J.P. Morgan Mid Cap Value subaccount; and
•	maintain your current investment in the WRL J.P. Morgan Mid Cap Value subaccount.

PLEASE NOTE: If you have given us allocation instructions for premium payments or other purposes (for example, dollar cost averaging or asset rebalancing) directing us to invest in the WRL J.P. Morgan Mid Cap Value subaccount, you need to provide us with new instructions for this allocation. Absent new allocation instructions, we will automatically allocate those monies into the WRL Transamerica Money Market subaccount until we receive new allocation instructions.

As always, the availability of any subaccount as an investment option, including the WRL J.P. Morgan Mid Cap Value subaccount, is subject to change. See the prospectus for more information concerning the addition, deletion or substitution of investments.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PRODUCT PROSPECTUS

AGO1302-11/05

SUPPLEMENT DATED NOVEMBER 1, 2005 TO

PROSPECTUSES DATED:

WRL FREEDOM ELITE BUILDER (May 1, 2005)

WRL FREEDOM ELITE BUILDER II (May 1, 2005)

WRL FREEDOM ELITE (May 1, 2005)

WRL FREEDOM WEALTH PROTECTOR (May 1, 2005)

WRL FREEDOM EQUITY PROTECTOR (May 1, 2005)

WRL FINANCIAL FREEDOM BUILDER (May 1, 2005)

WRL XCELERATOR (May 1, 2005)

WRL FREEDOM ELITE ADVISOR (May 1, 2004)

WRL FREEDOM SP PLUS (May 1, 1994)

THE EQUITY PROTECTOR (May 1, 1989)

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following disclosure supplements the Prospectus:

On November 1, 2005, two portfolios of the AEGON/Transamerica Series Trust changed their names. These portfolios did not change sub-advisers, investment objectives or advisory fees. The Clarion Real Estate Securities was renamed Clarion Global Real Estate Securities, and Van Kampen Emerging Growth portfolio was renamed Van Kampen Mid-Cap Growth.

All references in your prospectus to the Clarion Real Estate Securities subaccount should be read as Clarion Global Real Estate Securities subaccount. All references in your prospectus to Van Kampen Emerging Growth subaccount should be read as Van Kampen Mid-Cap Growth subaccount.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PRODUCT PROSPECTUS

JANUS ANNUITY

WRL FREEDOM ACCESS®

WRL FREEDOM ACCESS® II

WRL FREEDOM ATTAINER®

WRL FREEDOM BELLWETHER®

WRL FREEDOM CONQUEROR®

WRL FREEDOM ENHANCER®

WRL FREEDOM ENHANCER® II

WRL FREEDOM PREMIER®

WRL FREEDOM PREMIER® II

WRL FREEDOM PREMIER III VARIABLE ANNUITY

WRL FREEDOM SELECTSM

WRL FREEDOM VARIABLE ANNUITY

WRL FREEDOM WEALTH CREATOR®

FLEXIBLE PREMIUM VARIABLE ANNUITY – F

WRL FREEDOM ELITE BUILDER

WRL FREEDOM ELITE BUILDER II

WRL FREEDOM ELITE

WRL FREEDOM WEALTH PROTECTOR

WRL FREEDOM EQUITY PROTECTOR

WRL FINANCIAL FREEDOM BUILDER

WRL FREEDOM ELITE ADVISOR

WRL XCELERATOR

WRL FREEDOM SP PLUS

THE EQUITY PROTECTOR

ADVANTAGE IV

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Prospectus Supplement dated February 25, 2005

The following information supplements the section in the prospectus under “Legal Proceedings”:

There continues to be significant federal and state regulatory activity relating to financial services companies, including insurance companies that sell variable insurance products, as well as mutual fund companies and their investment advisers. As part of an ongoing investigation regarding potential market timing, and other compliance issues and matters affecting Western Reserve and certain affiliates of Western Reserve (such as Transamerica Fund Advisors, Inc. (the “Advisor”), the investment adviser for the AEGON/Transamerica Series Fund, Inc. (the “Series Fund”)), the SEC staff has indicated that it is likely to take some action against Western Reserve, the Advisor and certain of their affiliates at the conclusion of the investigation. The potential timing and the scope of any such action is difficult to predict. Although the impact of any action brought against Western Reserve and/or its affiliates is difficult to assess at the present time, we currently believe that the likelihood that it will have a material adverse impact on us or the separate account is remote. Although it is not anticipated that these developments will have an adverse impact on the separate account, there can be no assurance at this time. Western Reserve and its affiliates are actively working with the SEC in regard to this matter; however, the exact resolution cannot be determined at this time. Western Reserve will take such actions that it deems necessary or appropriate to continue providing the necessary services to the separate account.

Western Reserve and/or its affiliates, and not the separate account or its policyowners or contract owners, will bear the costs regarding these regulatory matters.

AGO1196

SUPPLEMENT DATED MAY 1, 2004

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

As of April 30, 2004, the Alger Aggressive Growth portfolio merged into the Transamerica Equity portfolio; the Templeton Great Companies Global portfolio merged into the Janus Global portfolio and then the name changed to Templeton Great Companies Global; the Janus Balanced portfolio was restructured as the Transamerica Balanced portfolio; PBHG Mid Cap Growth portfolio merged into the Transamerica Growth Opportunities portfolio; LKCM Strategic Total Return portfolio merged into the Transamerica Value Balanced portfolio; and GE U.S. Equity portfolio merged into Great Companies – America portfolio; and Dreyfus Mid Cap was restructured as the J.P. Morgan Mid Cap Value.

The following information is added to page 9, under the section entitled “Death Benefit, Cash Value and Net Surrender Value Illustrations” in the Prospectus:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in Appendix A.

The following paragraphs replace the paragraphs added by supplement on May 1, 2002 under the section on page 28 of the Prospectus under the heading “Allocation of Premiums and Cash Value – Transfers:”

Disruptive Trading And Market Timing. Statement of Policy. This policy was not designed for the use of programmed, large, frequent, or short-term transfers. Such transfers may be disruptive to the underlying fund portfolios and increase transaction costs.

Programmed, large, frequent, or short-term transfers among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other policyowners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at unit values that do not reflect an accurate value for the underlying fund portfolio’s investments (some “market timers” attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as impeding a portfolio manager’s ability to sustain an investment objective, causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case, or causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all policyowners invested in those subaccounts, not just those making the transfers.

Do not invest with us except if you intend to conduct market timing or other disruptive trading.

Detection. We have developed policies and procedures with respect to market timing and other transfers and do not grant exceptions thereto. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among subaccounts of variable products issued by these other insurance companies.

Deterrence. If we determine you are engaged in market timing or other disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners. As described below, restrictions may take various forms, and may include permanent loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, if an underlying fund portfolio would reject or has rejected our purchase order, or because of a history of large or frequent transfers. We may impose other restrictions on transfers, such as requiring written transfer requests with an original signature conveyed only via U.S. Mail for all transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer. For all of these purposes, we may aggregate two or more policies that we believe are connected.

In addition to our internal policies and procedures, we will administer your policy to comply with state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time we are unable to purchase or redeem shares of any of the underlying fund portfolios.

The following information replaces the paragraph on page 33 of the Prospectus under the heading “Charges against the Series Account – Investment Advisory Fee.”

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets. See the fund prospectuses for more information.

The following table shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2003. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectuses for each portfolio.

Range of Expenses for the Portfolios 1, 2

	Minimum	Maximum
Total Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fee, and other expenses)	0.38%	1.50%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fee, and other expenses, after contractual waiver of fees and expenses)[3]	0.38%	1.45%

10

The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2003. Current or future expenses may be greater or less than those shown.

11

The table showing the range of expenses for the portfolios takes into account the expenses of several Series Fund asset allocation portfolios that are “funds of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Series Fund portfolios. Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the combined actual expenses for each of the “fund of funds” and for the portfolios in which it invests, assuming a constant allocation by each “fund of funds” of its assets among the portfolio identical to its actual allocation at December 31, 2003.

The range of Net Annual Portfolio Operating Expenses take into account contractual arrangements of 8 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2005.

The following is added under the section on page 42 of the Prospectus under the heading “Fixed Account – Allocations and Withdrawals:”

Fixed Account Transfers

Currently, we allow you once per Policy year to transfer up to 100% of the amount in the fixed account. If we change this, we will notify you. This current restriction does not apply if you have selected dollar cost averaging.

We reserve the right to limit the maximum amount you may transfer from the fixed account to the greater of:

è        25% of the amount in the fixed account; or

è        the amount you transferred from the fixed account in the immediately prior Policy year.

We will make the transfer at the end of the valuation date on which we receive the request. We also reserve the right to require that you make the transfer request in writing and that we receive the written transfer request no later than 30 days after a Policy anniversary.

We may also defer payment of any amounts from the fixed account for no longer than six months after we receive such written notice.

The following replaces the entire section under the heading “Experts” on page 51 of the Prospectus:

The financial statements of WRL Series Life Account at December 31, 2003, and for each of the two years in the period ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statutory-basis financial statements and schedules of Western Reserve at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

For additional information, you may contact us at 1-800-851-9777, extension 6539 from 8:30a.m. – 7:00p.m. Eastern time or visit our website at: www.westernreserve.com. More information about AFSG, the principal underwriter for the Policies, is available at http:/www.nasdr.com or by calling 1-800-289-9999.

SUPPLEMENT DATED AUGUST 11, 2003

TO PROSPECTUS DATED MAY 1, 1994

AS SUPPLEMENTED MAY 1, 2003

WRL FREEDOM SP PLUS®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following replaces the fourth paragraph on page 27 of the Prospectus under the section entitled “Payment and Allocation of Premiums – Premiums – Payment of Premiums:”

If you wish to make payments by wire transfer, you should contact our Call Center at 1-800-851-9777 for instructions on wiring federal funds to us.

Name change – Great Companies – Global2 portfolio

Effective September 15, 2003, the Great Companies – Global2 portfolio will change its name to Templeton Great Companies – Global2. Templeton Investment Counsel, LLC (“Templeton”) will become a co-sub-adviser with Great Companies, L.L.C. (“Great Companies”). Templeton will assume responsibility for the non-U.S. investments of the portfolio and Great Companies will maintain responsibility for the U.S. equity investments of the portfolio.

AG00374-8/03

SUPPLEMENT DATED MAY 1, 2003

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

As of April 30, 2003, the LKCM Capital Growth portfolio merged into the Transamerica Equity portfolio, the Gabelli Global Growth portfolio merged into the American Century International portfolio, and the Value Line Aggressive Growth portfolio merged into the Alger Aggressive Growth portfolio.

Effective May 1, 2003, the following portfolios changed their name: Conservative Asset Allocation to Asset Allocation – Conservative Portfolio, Moderate Asset Allocation to Asset Allocation – Moderate Portfolio, Moderately Aggressive Asset Allocation to Asset Allocation – Moderate Growth Portfolio, Aggressive Asset Allocation to Asset Allocation – Growth Portfolio, and T. Rowe Price Dividend Growth to T. Rowe Price Equity Income.

The following information replaces the paragraph on page 33 of the Prospectus under the heading “Charges against the Series Account – Investment Advisory Fee.”

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets. These fees and expenses currently range from 0.41% to 1.78%. See the fund prospectuses for more information.

The following table shows the minimum and maximum total operating expenses charged by the portfolios during the fiscal year ended December 31, 2002. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectuses for each portfolio.

Range of Expenses for the Portfolios 1, 2

	Minimum	Maximum
Total Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fee, and other expenses)	0.41%	1.78%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fee, and other expenses, after contractual waiver of fees and expenses)[3]	0.41%	1.40%

12

The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2002. Current or future expenses may be greater or less than those shown.

13

The table showing the range of expenses for the portfolios takes into account the expenses of several Series Fund asset allocation portfolios that are “funds of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Series Fund portfolios. Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the combined actual expenses for each of the “fund of funds” and for the portfolios in which it invests, assuming a constant allocation by each “fund of funds” of its assets among the portfolio identical to its actual allocation at December 31, 2002.

14

The range of Net Annual Portfolio Operating Expenses take into account contractual arrangements of 8 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2004.

The following information is added to page 9, under the section entitled “Death Benefit, Cash Value and Net Surrender Value Illustrations” in the Prospectus:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in Appendix A.

The following replaces the entire section under the heading “Experts” on page 51 of the Prospectus:

The financial statements of WRL Series Life Account at December 31, 2002, and for each of the two years in the period ended December 31, 2002, appearing in this Supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statutory-basis financial statements and schedules of Western Reserve at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in this Supplement have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

For additional information, you may contact us at 1-800-851-9777, extension 6539 from 8:30a.m. – 7:00p.m. Eastern time or visit our website at: www.westernreserve.com. More information about AFSG, the principal underwriter for the Policies, is available at http:/www.nasdr.com or by calling 1-800-289-9999.

Please Note: This copy of the supplement does not include the financial statements as of December 31, 2002, for WRL Series Life Account, and the financial statements as of December 31, 2002 and 2001 for Western Reserve Life Assurance Co. of Ohio, which were appended to the version of the supplement filed on EDGAR.

WRL00038-5/2003

SUPPLEMENT DATED MAY 1, 2002

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Portfolio	Rate

Conservative Asset Allocation	0.10%
Moderate Asset Allocation	0.10%
Moderately Aggressive Asset Allocation	0.10%
Aggressive Asset Allocation	0.10%
Transamerica Convertible Securities	0.80%
PIMCO Total Return	0.70%
Transamerica Equity	0.75%
Transamerica Growth Opportunities	0.85%

As of April 26, 2002, the C.A.S.E. Growth portfolio merged into the Great Companies – America SM portfolio and the AEGON Balanced portfolio merged into the Transamerica Value Balanced portfolio.

Effective May 1, 2002, the Pilgrim Baxter Mid Cap Growth portfolio changed its name to PBHG Mid Cap Growth, the GE International Equity portfolio changed its name to American Century International and will be sub-advised by American Century Investment, Inc.

Also effective May 1, 2002, the NWQ Value Equity changed its name to PBHG/NWQ Value Select and will be co-sub-advised by Pilgrim Baxter & Associates, Ltd. and NWQ Investment Management Company, Inc.; Dean Asset Allocation portfolio changed its name to Transamerica Value Balanced and will be sub-advised by Transamerica Investment Management, LLC; J.P. Morgan Real Estate Securities portfolio changed its name to Clarion Real Estate Securities and will be sub-advised by Clarion CRA Securities, LP; and J.P. Morgan Money Market changed its name to Transamerica Money Market and will be sub-advised by Transamerica Investment Management, LLC.

Effective May 1, 2002, you may direct the money in your Policy into eight new subaccounts of the WRL Series Life Account. The subaccounts invest exclusively in a corresponding portfolio of the Series Fund. The investment objectives of the new portfolios are summarized below. There is no assurance that these portfolios will achieve their stated objective. More detailed information, including a description of risks, can be found in the Series Fund and Fidelity VIP Funds prospectuses, which accompany this Supplement, and should be read carefully.

The following information is added to page 9, under the section entitled “Death Benefit, Cash Value and Net Surrender Value Illustrations” in the Prospectus:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in Appendix A.

The following information is added to page 8 of the Prospectus before the section entitled “Investment Experience Information” and represents both the actual annual expenses of the existing Portfolios incurred during 2001 (except as noted in the footnotes), and the estimated annual expenses, as a percentage of average net assets, of the new Portfolios:

Annual Portfolio Operating Expenses (1)

(As a percentage of average portfolio assets)

Portfolio	Management Fees	Other Expenses (after fee waiver and expense reimbursement)	Rule 12b-1 Fee	Gross Total Portfolio Annual Expenses	Fees and Expenses Waived or Reimbursed	Net Total Portfolio Annual Expenses
AEGON/TRANSAMERICA SERIES FUND, INC. (2)(8)
Munder Net50	0.90%	0.10%	N/A	1.72%	0.72%	1.00%
Van Kampen Emerging Growth	0.80%	0.12%	N/A	0.92%	N/A	0.92%
T. Rowe Price Small Cap	0.75%	0.25%	N/A	1.05%	0.05%	1.00%
PBHG Mid Cap Growth	0.87%	0.13%	N/A	1.08%	0.08%	1.00%
Alger Aggressive Growth	0.80%	0.17%	N/A	0.97%	N/A	0.97%
Third Avenue Value	0.80%	0.12%	N/A	0.92%	N/A	0.92%
Value Line Aggressive Growth	0.80%	0.20%	N/A	1.56%	0.56%	1.00%
American Century International	1.00%	0.50%	N/A	1.63%	0.13%	1.50%
Janus Global	0.80%	0.15%	N/A	0.95%	N/A	0.95%
Gabelli Global Growth	1.00%	0.20%	N/A	1.28%	0.08%	1.20%
Great Companies – Global 2 (6)	0.80%	0.20%	N/A	1.59%	0.59%	1.00%
Great Companies – Technology sm	0.80%	0.19%	N/A	0.99%	N/A	0.99%
Janus Growth	0.80%	0.09%	N/A	0.89%	N/A	0.89%
LKCM Capital Growth	0.80%	0.20%	N/A	3.18%	2.18%	1.00%
Goldman Sachs Growth	0.90%	0.10%	N/A	1.21%	0.21%	1.00%
GE U.S. Equity	0.80%	0.14%	N/A	0.94%	N/A	0.94%
Great Companies – America sm (7)	0.80%	0.09%	N/A	0.89%	N/A	0.89%
Salomon All Cap	0.85%	0.15%	N/A	1.00%	N/A	1.00%
Dreyfus Mid Cap	0.85%	0.15%	N/A	1.34%	0.34%	1.00%
PBHG/NWQ Value Select	0.80%	0.14%	N/A	0.94%	N/A	0.94%
T. Rowe Price Dividend Growth	0.90%	0.10%	N/A	1.18%	0.18%	1.00%
Transamerica Value Balanced (8)	0.75%	0.11%	N/A	0.86%	N/A	0.86%
LKCM Strategic Total Return	0.80%	0.09%	N/A	0.89%	N/A	0.89%
Clarion Real Estate Securities	0.80%	0.20%	N/A	1.13%	0.13%	1.00%
Federated Growth & Income	0.75%	0.11%	N/A	0.86%	N/A	0.86%
Janus Balanced (3)	0.90%	0.50%	N/A	1.40%	N/A	1.40%
AEGON Bond	0.45%	0.10%	N/A	0.55%	N/A	0.55%
Transamerica Money Market (9)	0.35%	0.04%	N/A	0.39%	N/A	0.39%
Conservative Asset Allocation(3) (6)	0.10%	1.26%	N/A	1.36%	N/A	1.36%
Moderate Asset Allocation (3) (6)	0.10%	1.25%	N/A	1.35%	N/A	1.35%
Moderately Aggressive Asset Allocation (3) (6)	0.10%	1.23%	N/A	1.33%	N/A	1.33%
Aggressive Asset Allocation (3) (6)	0.10%	1.22%	N/A	1.32%	N/A	1.32%
Transamerica Convertible Securities(3)	0.80%	0.50%	N/A	1.30%	N/A	1.30%
PIMCO Total Return (3)	0.70%	0.50%	N/A	1.20%	N/A	1.20%
Transamerica Equity	0.75%	0.10%	N/A	0.91%	0.06%	0.85%
Transamerica Growth Opportunities	0.85%	0.35%	N/A	5.89%	4.69%	1.20%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND (VIP) – SERVICE CLASS 2 (5)
VIP Equity-Income Portfolio	0.48%	0.11%	0.25%(4)	0.84%	N/A	0.84%
VIP Contrafund® Portfolio	0.58%	0.11%	0.25%(4)	0.94%	N/A	0.94%
VIP Growth Opportunities Portfolio	0.58%	0.12%	0.25%(4)	0.95%	N/A	0.95%

(1)	The fee table information relating to the portfolios was provided to Western Reserve by the funds. Western Reserve has not independently verified such information.
(2)

Effective January 1, 1997, the Series Fund’s Board authorized the Series Fund to charge each portfolio of the Series Fund an annual 12b-1 fee of up to 0.15% of each portfolio’s average daily net assets. However, the Series Fund will not deduct the fee from any portfolio before April 30, 2003. You will receive advance written notice if a Rule 12b-1 fee is to be deducted. See the Series Fund prospectus for more detail.

(3)	Because this portfolio did not commence operations until May 1, 2002, the percentages set forth as “Other Expenses” and “Total Annual Expenses” are annualized.

(4)

The 12b-1 fee deducted for the Fidelity Variable Insurance Products Fund – Service Class 2 (Fidelity VIP Funds) covers certain shareholder support services provided by companies selling variable contracts investing in the Fidelity VIP Funds. The 12b-1 fees assessed against the Fidelity VIP Funds shares held for the Polices will be remitted to AFSG, the principal underwriter for the Policies.

(5)

Total Portfolio Annual Expenses for Service Class 2 shares were lower than as shown in the Fee Table because a portion of the brokerage commission that the Fidelity VIP Funds paid was used to reduce each Fund’s expenses, and/or reduce a portion of each Fund’s custodian expenses. See the Fidelity VIP Funds’ prospectuses. Actual expenses were: VIP Equity-Income Portfolio – 0.83%; VIP Contrafund® Portfolio – 0.90%; and VIP Growth Opportunities Portfolio – 0.93%.

(6)

This portfolio is a “fund of funds” that invests in other Series Fund portfolios. The Series Fund prospectus provides specific information on the fees and expenses of this portfolio. This portfolio has its own set of operating expenses, as does each of the underlying Series Fund portfolios in which it invests. The range of the average weighted expense ratio, including such indirect expenses of the underlying Series Fund portfolios, is expected to be 0.64% to 1.75% for the Moderate Asset Allocation, Moderately Aggressive Asset Allocation and the Aggressive Asset Allocation portfolios. The range for the Conservative Asset Allocation portfolio is expected to be 0.64% to 1.65%. A range is provided since the allocation of assets to various underlying Series Fund portfolios will fluctuate. Over time, the cost of investment in an asset allocation “fund of funds” portfolio will increase the cost of your investment and may cost you more than investing in a Series Fund portfolio without asset allocation.

(7)	As of April 26, 2002, the C.A.S.E. Growth portfolio merged into Great Companies – America sm portfolio.
(8)	As of April 26, 2002, the AEGON Balanced portfolio merged into Transamerica Value Balanced portfolio. Effective August 27, 2001, the management fee was reduced to 0.75%.
(9)	Effective May 1, 2002, the management fee was reduced to 0.35%

The purpose of the preceding table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios of the funds for the fiscal year ended December 31, 2001 (except as noted in the footnotes). Expenses of the funds may be higher or lower in the future. For more information on the charges described in this table, see the fund prospectuses, which accompany this Supplement.

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account – WRL Series Fund, Inc.”:

Effective May 1, 2002, you may direct the money in your Policy into eight new subaccounts of the WRL Series Life Account. The subaccounts invest exclusively in a corresponding portfolio of the Series Fund. There is no assurance that the portfolios will achieve their stated objective. More detailed information, including a description of risks, can be found in the Series Fund and Fidelity VIP Funds prospectuses, which accompany this Supplement, and should be read carefully.

Portfolio	Sub-Adviser	Investment Objective

Conservative Asset Allocation	AEGON/Transamerica Fund Advisers, Inc.	Seeks current income and preservation of capital.

Moderate Asset Allocation	AEGON/Transamerica Fund Advisers, Inc.	Seeks capital appreciation.

Moderately Aggressive Asset Allocation	AEGON/Transamerica Fund Advisers, Inc.	Seeks capital appreciation.

Aggressive Asset Allocation	AEGON/Transamerica Fund Advisers, Inc.	Seeks capital appreciation and current income.

Transamerica Convertible Securities	Transamerica Investment Management, LLC	Seeks maximum total return through a combination of current income and capital appreciation.

PIMCO Total Return	Pacific Investment Management Company, LLC	Seeks maximum total return consistent with preservation of capital and prudent Investment management.

Transamerica Equity	Transamerica Investment Management, LLC	Seeks to maximize long-term growth.

Transamerica Growth Opportunities	Transamerica Investment Management, LLC	Seeks to maximize long-term growth.

The following paragraphs are added to the end of the section on page 28 of the Prospectus under the heading “Allocation of Premiums and Cash Value – Transfers.”

Some investors try to profit from various strategies known as market timing; for example, switching money into mutual funds when they expect to rise and taking money out when they expect prices to fall, or switching from one portfolio to another and then back out again after a short period of time. As money is shifted in and out, a fund incurs expenses for buying and selling securities. These costs are borne by all fund shareholders, including the long-term investors who do not generate the costs. This is why all portfolios have adopted special policies to discourage short-term trading. Specifically, each portfolio reserves the right to reject any transfer request that it regards as disruptive to efficient portfolio management. A transfer request could be rejected because of the timing of the investment or because of a history of excessive transfers by the owner.

This Policy was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to the underlying portfolio and increase transaction costs. We reserve the right to reject any premium payment or transfer request from any person if, in our judgment, the payment or transfer or series of transfers would have a negative impact on a portfolio’s operations or if a portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit them for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege.

The portfolios do not permit market timing. Do not invest with us if you are a market timer. When we identify you as a market timer, we will immediately notify your agent who will then notify you that any additional requests for transfers will be subject to certain restrictions, including the loss of electronic and telephone transfer privileges.

We cannot guarantee that telephone and faxed transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

Online transactions may not always be possible. Telephone and computer systems whether yours, your Internet service provider’s, your agent’s, or WRL’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request or inquiry in writing. You should protect your personal identification number (PIN) because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person using your PIN and providing instructions online is you or one authorized by you.

The following information replaces the paragraph on page 33 of the Prospectus under the heading “Charges against the Series Account – Investment Advisory Fee.”

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets. These fees and expenses currently range from 0.39% to 1.50%. See the Portfolio Annual Expense Table in this Supplement, and the fund prospectuses.

The following are new sub-sections to be added to page 46 of the Prospectus under the heading “Federal Tax Matters”:

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

The following replaces the entire section under the heading “Experts” on page 51 of the Prospectus:

The financial statements of WRL Series Life Account at December 31, 2001, and for each of the two years in the period ended December 31, 2001, appearing in this Supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statutory-basis financial statements and schedules of Western Reserve at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in this Supplement have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

For additional information, you may contact us at 1-800-851-9777, extension 6539 from 8:00a.m. – 7:00p.m. Eastern Time or visit our website at: www.westernreserve.com. More information about AFSG, the principal underwriter for the Policies, is available at http:/www.nasdr.com or by calling 1-800-289-9999.

WRL00192-5/2002

SUPPLEMENT DATED OCTOBER 5, 2001

TO PROSPECTUS DATED MAY 1, 1994

AS SUPPLEMENTED MAY 1, 2001 AND

AUGUST 24, 2001

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Effective October 5, 2001, American Century Investment Management, Inc. will become sub-adviser to the International Equity (formerly, GE International Equity) portfolio of the AEGON/Transamerica Series Fund, Inc. Effective March 1, 2002, the name of the International Equity will be changed to American Century International. Prior to October 5, 2001, GE International Equity was sub-advised by GE Asset Management Incorporated.

Portfolio	Rate
International Equity (formerly	1.00%
WRL GE International Equity)

The following information is added to the Annual Portfolio Operating Expenses Table on page 8 of the Prospectus:

Portfolio	Management Fees	Other Expenses	Rule 12b-1 Fees	Total Portfolio Annual Expenses
International Equity	1.00%*	0.20%	N/A	1.20%

The following is added to the table in footnote (8) of the Prospectus:

Portfolio	Expense Limit	Reimbursement Amount	Expense Ratio Without Reimbursement
International Equity	1.20%*	N/A	N/A
*	Effective March 1, 2002 this expense limit will be increased to 1.50%.

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account – WRL Series Fund, Inc.”:

Portfolio	Sub-Adviser	Investment Objective

International Equity	American Century Investment Management, Inc.	Seeks long-term growth of capital.

All other references throughout the prospectus to the WRL GE International Equity portfolio are changed to WRL International Equity.

AG00395-10/2001

SUPPLEMENT DATED AUGUST 24, 2001

TO PROSPECTUS DATED MAY 1, 1994

AS SUPPLEMENTED MAY 1, 2001

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Effective August 25, 2001, Transamerica Investment Management, LLC will become sub-adviser to the Transamerica Value Balanced (formerly, Dean Asset Allocation) portfolio of the AEGON/Transamerica Series Fund, Inc. Prior to August 25, 2001, the Dean Asset Allocation was sub-advised by Dean Investment Associates.

Portfolio	Rate

Transamerica Value Balanced	0.80%

The following information is added to the Annual Portfolio Operating Expenses Table on page 8 of the Prospectus:

Portfolio	Management Fees	Other Expenses	Rule 12b-1 Fees	Total Portfolio Annual Expenses
Transamerica Value Balanced	0.80%*	0.07%	N/A	0.87%
*	Effective August 27, 2001, this fee will be reduced to 0.75%.

The following is added to the table in footnote (8) of the Prospectus:

	Expense Limit	Reimbursement Amount	Expense Ratio Without Reimbursement
Transamerica Value Balanced	1.00%	N/A	N/A

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account – WRL Series Fund, Inc.”:

Portfolio	Sub-Adviser	Investment Objective

Transamerica Value Balanced	Transamerica Investment Management, LLC	Seeks preservation of capital and competitive investment returns.

All other references throughout the prospectus to the WRL Dean Asset Allocation portfolio are changed to WRL Transamerica Value Balanced.

AG00374-8/2001

SUPPLEMENT DATED MAY 1, 2001

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Portfolio	Rate

LKCM Capital Growth	0.80%

Effective May 1, 2001, the WRL Series Fund, Inc. changed its name to AEGON/Transamerica Series Fund, Inc. (“Series Fund”). Because of the fund’s name change, we have deleted “WRL” from each portfolio’s name. However, when we refer to the fund’s subaccounts, we will continue to use the “WRL” in front of each subaccount’s name.

Effective May 1, 2001, the WRL VKAM Emerging Growth Portfolio changed its name to Van Kampen Emerging Growth. Also effective May 1, 2001, the Goldman Sachs Small Cap portfolio changed its name to Munder Net50 and will be sub-advised by Munder Capital Management. Prior to May 1, 2001, the Goldman Sachs Small Cap portfolio was sub-advised by Goldman Sachs Asset Management. On May 29, 2001, and subject to shareholder approval, the Munder Net50 will change its investment objective to “Seeks long-term capital appreciation.”

The following information is added to page 9, under the section entitled “Death Benefit, Cash Value and Net Surrender Value Illustrations” in the Prospectus:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolio are not included in Appendix A.

The following information is added to page 8 of the Prospectus before the section entitled “Investment Experience Information” and represents both the actual annual expenses of the existing Portfolios incurred during 2000 (except as noted in the footnotes), and the estimated annual expenses, as a percentage of average net assets, of the new Portfolios:

Annual Portfolio Operating Expenses (1)

(As a percentage of average portfolio assets after fee waivers and expense reimbursements)

Portfolio	Management Fees	Other Expenses	Rule 12b-1 Fee	Total Portfolio Annual Expenses
AEGON/TRANSAMERICA SERIES FUND, INC. (2)(8)
Munder Net50 (3)	0.90%	0.10%	N/A	1.00%
Van Kampen Emerging Growth	0.80%	0.05%	N/A	0.85%
T. Rowe Price Small Cap	0.75%	0.25%	N/A	1.00%
Pilgrim Baxter Mid Cap Growth	0.80%	0.07%	N/A	0.92%
Alger Aggressive Growth	0.80%	0.06%	N/A	0.86%
Third Avenue Value	0.80%	0.12%	N/A	0.92%
Value Line Aggressive Growth(4)	0.80%	0.20%	N/A	1.00%
GE International Equity(5)	1.00%	0.20%	N/A	1.20%
Janus Global	0.80%	0.09%	N/A	0.89%
Gabelli Global Growth (6)	1.00%	0.20%	N/A	1.20%
Great Companies – Global 2(6)	0.80%	0.20%	N/A	1.00%
Great Companies – Technology sm (4)	0.80%	0.20%	N/A	1.00%

Portfolio	Management Fees	Other Expenses	Rule 12b-1 Fee	Total Portfolio Annual Expenses
Janus Growth	0.80%	0.02%	N/A	0.82%
LKCM Capital Growth (7)	0.80%	0.20%	N/A	1.00%
Goldman Sachs Growth	0.90%	0.10%	N/A	1.00%
GE U.S. Equity	0.80%	0.08%	N/A	0.88%
Great Companies – America sm (4)	0.80%	0.11%	N/A	0.91%
Salomon All Cap	0.90%	0.10%	N/A	1.00%
C.A.S.E. Growth	0.80%	0.20%	N/A	1.00%
Dreyfus Mid Cap	0.85%	0.15%	N/A	1.00%
NWQ Value Equity	0.80%	0.08%	N/A	0.88%
T. Rowe Price Dividend Growth	0.90%	0.10%	N/A	1.00%
Dean Asset Allocation	0.80%	0.07%	N/A	0.87%
LKCM Strategic Total Return	0.80%	0.05%	N/A	0.85%
J.P. Morgan Real Estate Securities	0.80%	0.20%	N/A	1.00%
Federated Growth & Income	0.75%	0.11%	N/A	0.86%
AEGON Balanced	0.80%	0.08%	N/A	0.88%
AEGON Bond	0.45%	0.08%	N/A	0.53%
J.P. Morgan Money Market	0.40%	0.04%	N/A	0.44%
VARIABLE INSURANCE PRODUCTS FUND (VIP)
Fidelity VIP Equity-Income Portfolio – Service Class 2 (9)	0.48%	0.10%	0.25%(10)	0.83%
VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
Fidelity VIP II Contrafund® Portfolio – Service Class 2 (9)	0.57%	0.10%	0.25%(10)	0.92%
VARIABLE INSURANCE PRODUCTS FUND III (VIP III)
Fidelity VIP III Growth Opportunities Portfolio – Service Class 2 (9)	0.58%	0.12%	0.25%(10)	0.95%

(10)	The fee table information relating to the portfolios was provided to Western Reserve by the funds. Western Reserve has not independently verified such information.
(11)

Effective January 1, 1997, the Series Fund’s Board authorized the Series Fund to charge each portfolio of the Series Fund an annual 12b-1 fee of up to 0.15% of each portfolio’s average daily net assets. However, the Series Fund will not deduct the fee from any portfolio before April 30, 2002. You will receive advance written notice if a Rule 12b-1 fee is to be deducted. See the Series Fund prospectus for more detail.

(12)

Prior to May 1, 2001, this portfolio was known as WRL Goldman Sachs Small Cap and was sub-advised by Goldman Sachs Asset Management. Effective May 1, 2001, this portfolio will be sub-advised by Munder Capital Management.

(13)	Because this portfolio did not commence operations until May 1, 2000, the percentages set forth as “Other Expenses” and “Total Annual Expenses” are annualized.
(14)	The fee table reflects reduction in the expense limit for this portfolio to 1.20% effective May 1, 2000.
(15)	Because this portfolio did not commence operations until September 1, 2000, the percentages set forth as “Other Expenses” and “Total Annual Expenses” are annualized.
(16)	Because this portfolio did not commence operations until December 1, 2000, the percentages set forth as “Other Expenses” and “Total Annual Expenses” are annualized.
(17)

AEGON/Transamerica Fund Advisers, Inc. (“AEGON/Transamerica Advisers”) (formerly, WRL Investment Management, Inc.), the Series Fund’s investment adviser, has undertaken, until at least April 30, 2002, to pay expenses on behalf of the portfolios of the Series Fund to the extent normal operating expenses of a portfolio exceed a stated percentage of each portfolio’s average daily net assets. The expense limit, the amount reimbursed by AEGON/Transamerica Advisers during 2000 and the expense ratio without the reimbursement are listed below for each portfolio:

			Expense
Ratio
Portfolio	Expense	Reimbursement	Without
	Limit	Amount
	Reimbursement
Munder Net50	1.00%	$ N/A	N/A
Van Kampen Emerging Growth	1.00%	N/A	N/A
T. Rowe Price Small Cap	1.00%	30,189	1.14%
Pilgrim Baxter Mid Cap Growth	1.00%	N/A	N/A
Alger Aggressive Growth	1.00%	N/A	N/A
Third Avenue Value	1.00%	N/A	N/A
Value Line Aggressive Growth	1.00%	22,530	1.86%
GE International Equity	1.20%	125,321	1.66%
Janus Global	1.00%	N/A	N/A
Gabelli Global Growth	1.20%	14,606	1.99%
Great Companies – Global [2]	1.00%	20,105	3.93%
Great Companies - TechnologySM	1.00%	5,276	1.05%
Janus Growth	1.00%	N/A	N/A
LKCM Capital Growth	1.00%	N/A	N/A
Goldman Sachs Growth	1.00%	51,711	1.37%
GE U.S. Equity	1.00%	N/A	N/A
Great Companies - AmericaSM	1.00%	N/A	N/A
Salomon All Cap	1.00%	85,511	1.25%
C.A.S.E. Growth	1.00%	N/A	N/A
Dreyfus Mid Cap	1.00%	68,550	1.90%
NWQ Value Equity	1.00%	N/A	N/A
T. Rowe Price Dividend Growth	1.00%	55,887	1.45%
Dean Asset Allocation	1.00%	N/A	N/A
LKCM Strategic Total Return	1.00%	N/A	N/A
J.P. Morgan Real Estate Securities	1.00%	58,192	1.71%
Federated Growth & Income	1.00%	N/A	N/A
AEGON Balanced	1.00%	N/A	N/A
AEGON Bond	0.70%	N/A	N/A
J.P. Morgan Money Market	0.70%	N/A	N/A

(9)

  Total Portfolio Annual Expenses for Service Class 2 shares were lower than as shown in the Fee Table because a portion of the brokerage commission that the Fidelity VIP Funds paid was used to reduce each Fund’s expenses, and/or reduce a portion of each Fund’s custodian expenses. See the Fidelity VIP Funds’ prospectuses. Actual expenses were: Fidelity VIP Equity-Income Portfolio – Service Class 2 – 0.82%; Fidelity VIP II Contrafund® Portfolio – Service Class 2 – 0.90%; Fidelity VIP III Growth Opportunities Portfolio – Service Class 2 – 0.93%.

(10)

  The 12b-1 fee deducted for the Fidelity VIP Funds covers certain shareholder support services provided by companies selling variable contracts investing in the Fidelity VIP Funds. The 12b-1 fees assessed against the Fidelity VIP Funds shares held for the Polices will be remitted to AFSG, the principal underwriter for the Policies.

The purpose of the preceding table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios of the funds for the fiscal year ended December 31, 2000 (except as noted in the footnotes). Expenses of the funds may be higher or lower in the future. For more information on the charges described in this table, see the fund prospectuses, which accompany this Supplement.

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account – WRL Series Fund, Inc.”:

Beginning May 1, 2001, you may direct the money in your Policy into one new subaccount of the WRL Series Life Account. The subaccount invests exclusively in a new portfolio of the Series Fund. There is no assurance that the portfolios will achieve its stated objective. More detailed information, including a description of risks, can be found in the fund prospectuses, which accompany this Supplement, and should be read carefully.

Portfolio	Sub-Adviser	Investment Objective

LKCM Capital Growth	Luther King Capital Management Corporation	Seeks long-term growth of capital through a disciplined investment Approach focusing on companies with superior growth prospects.

The following is added after the section on page 14 of the Prospectus under the heading “Payment and Allocation of Premiums – Issuance of a Policy.”

Tax-Free “Section 1035 Exchanges

You can generally exchange one life insurance policy for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange the life insurance policy described in this prospectus with another life insurance policy, you might have to pay a surrender charge on your old policy, there will be a new surrender charge period for the new policy, and other charges may be higher (or lower) and the benefits may be different. If this exchange does not qualify for Section 1035 treatment, you may also have to pay federal income tax on the exchange. You should not exchange this Policy for another life insurance policy unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the policy (that person will generally earn a commission if you buy another policy through an exchange or otherwise).

The following paragraphs are added to the end of the section on page 28 of the Prospectus under the heading “Allocation of Premiums and Cash Value – Transfers.”

This Policy was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to the underlying portfolio and increase transaction costs. We reserve the right to reject any premium payment or transfer request from any person if, in our judgment, the payment or transfer or series of transfers would have a negative impact on a portfolio’s operations or if a portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit them for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege.

We cannot guarantee that telephone and faxed transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise compete reliability under all circumstances.

The following information replaces the paragraph on page 33 of the Prospectus under the heading “Charges against the Series Account – Investment Advisory Fee.”

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. You pay these fees and expenses indirectly. Some portfolios also deduct 12b-1 fees from portfolio assets. These fees and expenses currently range from 0.44% to 1.20%. See the Portfolio Annual Expense Table in this Supplement, and the fund prospectuses.

The following sentence is aded to the end of the second paragraph on page 45 of the Prospectus under the heading “Tax Treatment of Policy Benefits – 2. Modified Endowment Contracts”:

If you notify us that you do not want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that caused your Policy to become a MEC as of the date we receive the notice.

The following are new sub-sections to be added to page 46 of the Prospectus under the heading “Federal Tax Matters”:

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

The following replaces the entire section under the heading “Experts” on page 51 of the Prospectus:

The financial statements and financial highlights of WRL Series Life Account as of December 31, 2000, and for the year then ended, appearing in this Supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statutory-basis financial statements and schedules of Western Reserve at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in this Supplement have been audited by Ernst & Young LLP, independent auditors. Their report appears elsewhere herein. The statutory-basis balance sheet as December 31, 1999, is based in part on the report of PricewaterhouseCoopers LLP, independent auditors. The financial statements and schedules referred to above are included in reliance upon such reports, given on the authority of such firms, as experts in accounting and auditing.

The statement of changes in net assets of the WRL Series Life Account for the year ended December 31, 1999, and related financial highlights for each of the periods presented through December 31, 1999, included in this Supplement have been included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

The fifth paragraph on page 52 of the Prospectus under the heading “APPENDIX A – ILLUSTRATION OF BENEFITS” is changed as follows:

The amounts we show for the death benefits, Cash Values and Net Surrender Values take into account: (1) the daily charge for assuming mortality and expense risks assessed against each subaccount, which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense level of 0.92% of the portfolios’ average daily net assets; and (3) all applicable premium expense charges and Cash Value charges using the current monthly Policy charge. The 0.92% average portfolio expense level assumes an equal allocation of amounts among the 31 subaccounts. We used annual audited expenses incurred during 2000 as shown in the tables on pages 1 and 2 of this Supplement to calculate the average annual expense level.

During 2000, AEGON/Transamerica Advisers undertook to pay normal operating expenses of certain portfolios that exceeded a certain stated percentage of those portfolios’ average daily net assets. AEGON/Transamerica has undertaken until April 30, 2002 to pay expenses to the extent normal operating expenses of certain portfolios of the Series Fund exceed a stated percentage of the portfolio’s average daily net assets. For details on these expense limits, the amounts reimbursed by AEGON/Transamerica during 2000, and the expense ratios without reimbursements, see the Portfolio Annual Expense Table at the beginning of this Supplement.

Without these waivers and reimbursements, total annual expenses for the Portfolios would have been greater, and the illustrations would have assumed that the assets in the portfolios were subject to an average annual expense level of 1.22%. Taking into account the assumed charges of 1.82%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.82%, 4.18%, and 10.18%.

For additional information, you may contact us at 1-800-851-9777, extension 6539 from 8:00a.m. – 7:00p.m. Eastern Time or visit our website at: www.westernreserve.com. More information about AFSG, the principal underwriter for the Policies, is available at http:/www.nasdr.com or by calling 1-800-289-9999.

WRL00192-5/2001

WRL FREEDOM SP PLUS®

SUPPLEMENT DATED FEBRUARY 12, 2001 TO PROSPECTUS

DATED MAY 1, 1994 AS SUPPLEMENTED MAY 1, 2000

AND SEPTEMBER 1, 2000

The following information is added to page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Portfolio	Rate

WRL LKCM Capital Growth	0.80%

The following information is added to page 8 of the Prospectus before the section entitled “Investment Experience Information” and represents both the actual annual expenses of the existing Portfolios incurred during 1999 (except as noted in the footnotes), and the estimated annual expenses, as a percentage of average net assets, of the new Portfolios:

WRL LKCM
Capital Growth 11/

Management Fees	0.80%
Other Expenses	0.20%
12b-1 Fee	N/A
Total Annual Expenses	1.00%

9/

WRL Management has undertaken, until at least April 30, 2001, to pay expenses on behalf of the Portfolios of the WRL Fund to the extent normal operating expenses of a Portfolio exceed a stated percentage of each Portfolio’s average daily net assets. The expense limit, the amount reimbursed by WRL Management during 1999 and the expense ratio without the reimbursement are listed below for each portfolio:

Ratio			Expense
Portfolio	Expense	Reimbursement	Without
	Limit	Amount
	Reimbursement
WRL VKAM Emerging Growth	1.00%	$ N/A	N/A
WRL T. Rowe Price Small Cap	1.00%	63,542	2.46%
WRL Goldman Sachs Small Cap	1.00%	60,555	5.57%
WRL Pilgrim Baxter Mid Cap Growth	1.00%	34,986	1.40%
WRL Alger Aggressive Growth	1.00%	N/A	N/A
WRL Third Avenue Value	1.00%	10,734	1.06%
WRL Value Line Aggressive Growth	1.00%	N/A	N/A
WRL GE International Equity	1.20%	112,088	1.84%
WRL Janus Global	1.00%	N/A	N/A
WRL Gabelli Global Growth	1.20%	N/A	N/A
WRL Great Companies – Global [2]	1.00%	N/A	N/A
WRL Great Companies - TechnologySM	1.00%	N/A	N/A
WRL LKCM Capital Growth	1.00%	N/A	N/A
WRL Janus Growth	1.00%	N/A	N/A
WRL Goldman Sachs Growth	1.00%	49,677	2.68%
WRL GE U.S. Equity	1.00%	N/A	N/A
WRL Great Companies - AmericaSM	1.00%	N/A	N/A
WRL Salomon All Cap	1.00%	53,174	2.87%
WRL C.A.S.E. Growth	1.00%	N/A	N/A
WRL Dreyfus Mid Cap	1.00%	34,541	4.89%
WRL NWQ Value Equity	1.00%	N/A	N/A
WRL T. Rowe Price Dividend Growth	1.00%	46,989	2.35%
WRL Dean Asset Allocation	1.00%	N/A	N/A
WRL LKCM Strategic Total Return	1.00%	N/A	N/A
WRL J.P. Morgan Real Estate Securities	1.00%	51,924	2.69%
WRL Federated Growth & Income	1.00%	N/A	N/A
WRL AEGON Balanced	1.00%	N/A	N/A
WRL AEGON Bond	0.70%	N/A	N/A
WRL J.P. Morgan Money Market	0.70%	N/A	N/A

11/

Because this portfolio did not commence operations until February 12, 2001, the percentages set forth as “Other Expenses” and “Total Annual Expenses” reflect estimates of “Other Expenses” for the first year of operations.

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account – WRL Series Fund, Inc.”:

On or about February 12, 2001, you may direct the money in your Policy into one new Sub-Account of the WRL Series Life Account. Each Sub-Account invests exclusively in a new Portfolio of the WRL Series Fund, Inc. (“WRL Fund”). There is no assurance that any of the Portfolios will achieve its stated objective. More detailed information, including a description of risks, can be found in the WRL Fund Prospectus, which you received earlier this year, and should be read carefully.

Portfolio	Sub-Adviser or Adviser	Investment Objective

WRL LKCM Capital Growth	Luther King Capital Management Corporation	Seeks long-term growth of capital through a disciplined investment approach focusing on companies with superior growth prospects.

The sixth paragraph on page 52 of the Prospectus under the heading “APPENDIX A – ILLUSTRATION OF BENEFITS” is changed as follows:

Because WRL Great Companies – AmericaSM, WRL Great Companies – TechnologySM , WRL Value Line Aggressive Growth, WRL Great Companies – Global2, WRL Gabelli Global Growth, and WRL LKCM Capital Growth portfolios, Fidelity VIP Equity-Income Portfolio – Service Class 2, Fidelity VIP II Contrafund® Portfolio – Service Class 2 and Fidelity VIP III Growth Opportunities Portfolio – Service Class 2 had not commenced operations as of December 31, 1999, the estimated average annual Portfolio expense level reflects estimated expenses for each of these Portfolios for 2000.

WRL00038-2/2001

WRL FREEDOM SP PLUS®

SUPPLEMENT DATED SEPTEMBER 1, 2000 TO PROSPECTUS

DATED MAY 1, 1994 AS SUPPLEMENTED MAY 1, 2000

The following information is added to page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Portfolio	Rate

WRL Great Companies – Global2	0.80%
WRL Gabelli Global Growth	1.00%

The following information is added to page 8 of the Prospectus before the section entitled “Investment Experience Information” and represents both the actual annual expenses of the existing Portfolios incurred during 1999 (except as noted in the footnotes), and the estimated annual expenses, as a percentage of average net assets, of the new Portfolios:

	WRL Great	WRL
	Companies -	Gabelli Global
	Global[2] 10/	Growth 10/

Management Fees	0.80%	1.00%
Other Expenses	0.20%	0.20%
12b-1 Fee	N/A	N/A
Total Annual Expenses	1.00%	1.20%

9/

WRL Management has undertaken, until at least April 30, 2001, to pay expenses on behalf of the Portfolios of the WRL Fund to the extent normal operating expenses of a Portfolio exceed a stated percentage of each Portfolio’s average daily net assets. The expense limit, the amount reimbursed by WRL Management during 1999 and the expense ratio without the reimbursement are listed below for each portfolio:

Ratio			Expense
Portfolio	Expense	Reimbursement	Without
	Limit	Amount
	Reimbursement
WRL VKAM Emerging Growth	1.00%	$ N/A	N/A
WRL T. Rowe Price Small Cap	1.00%	63,542	2.46%
WRL Goldman Sachs Small Cap	1.00%	60,555	5.57%
WRL Pilgrim Baxter Mid Cap Growth	1.00%	34,986	1.40%
WRL Alger Aggressive Growth	1.00%	N/A	N/A
WRL Third Avenue Value	1.00%	10,734	1.06%
WRL Value Line Aggressive Growth	1.00%	N/A	N/A
WRL GE International Equity	1.20%	112,088	1.84%
WRL Janus Global	1.00%	N/A	N/A
WRL Gabelli Global Growth	1.20%	N/A	N/A
WRL Great Companies – Global [2]	1.00%	N/A	N/A
WRL Great Companies—TechnologySM	1.00%	N/A	N/A
WRL Janus Growth	1.00%	N/A	N/A
WRL Goldman Sachs Growth	1.00%	49,677	2.68%
WRL GE U.S. Equity	1.00%	N/A	N/A
WRL Great Companies—AmericaSM	1.00%	N/A	N/A
WRL Salomon All Cap	1.00%	53,174	2.87%
WRL C.A.S.E. Growth	1.00%	N/A	N/A
WRL Dreyfus Mid Cap	1.00%	34,541	4.89%
WRL NWQ Value Equity	1.00%	N/A	N/A
WRL T. Rowe Price Dividend Growth	1.00%	46,989	2.35%
WRL Dean Asset Allocation	1.00%	N/A	N/A
WRL LKCM Strategic Total Return	1.00%	N/A	N/A
WRL J.P. Morgan Real Estate Securities	1.00%	51,924	2.69%
WRL Federated Growth & Income	1.00%	N/A	N/A
WRL AEGON Balanced	1.00%	N/A	N/A
WRL AEGON Bond	0.70%	N/A	N/A
WRL J.P. Morgan Money Market	0.70%	N/A	N/A

10/

Because these portfolios did not commence operations until September 1, 2000, the percentages set forth as “Other Expenses” and “Total Annual Expenses” reflect estimates of “Other Expenses” for the first year of operations.

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account – WRL Series Fund, Inc.”:

Beginning September 1, 2000, you may direct the money in your Policy into three new Sub-Accounts of the WRL Series Life Account. Each Sub-Account invests exclusively in a new Portfolio of the WRL Series Fund, Inc. (“WRL Fund”). There is no assurance that any of the Portfolios will achieve its stated objective. More detailed information, including a description of risks, can be found in the WRL Fund Prospectus, which you received earlier this year, and should be read carefully.

Portfolio	Sub-Adviser or Adviser	Investment Objective

WRL Great Companies – Global[2]	Great Companies, L.L.C.	Seeks long-term growth of capital in a manner consistent with preservation of capital.

WRL Gabelli Global Growth	Gabelli Asset Management Company	Seeks to provide investors with appreciation of capital. Current income is a secondary objective.

The following paragraph replaces the paragraph on page 50 under the heading “LEGAL PROCEEDINGS”:

Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time, it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG’s ability to perform under its principal underwriting agreement, or on Western Reserve’s ability to meet its obligations under the Policy.

The sixth paragraph on page 52 of the Prospectus under the heading “APPENDIX A – ILLUSTRATION OF BENEFITS” is changed as follows:

Because WRL Great Companies – AmericaSM, WRL Great Companies – TechnologySM , WRL Value Line Aggressive Growth, WRL Great Companies – Global2 and WRL Gabelli Global Growth portfolios, Fidelity VIP Equity-Income Portfolio – Service Class 2, Fidelity VIP II Contrafund® Portfolio – Service Class 2 and Fidelity VIP III Growth Opportunities Portfolio – Service Class 2 had not commenced operations as of December 31, 1999, the estimated average annual Portfolio expense level reflects estimated expenses for each of these Portfolios for 2000.

WRL00035-9/2000

SUPPLEMENT DATED MAY 1, 2000

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Portfolio	Rate

WRL Great Companies-AmericaSM	0.80%
WRL Great Companies-TechnologySM	0.80%
WRL Value Line Aggressive Growth	0.80%
Fidelity VIP Equity-Income Portfolio – Service Class 2	0.48%
Fidelity VIP II Contrafund® Portfolio – Service Class 2	0.58%
Fidelity VIP III Growth Opportunities Portfolio – Service Class 2	0.58%

The following information is added to page 9, under the section entitled “Death Benefit, Cash Value and Net Surrender Value Illustrations” in the Prospectus:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new Portfolios are not included in Appendix A.

The following information is added to page 8 of the Prospectus before the section entitled “Investment Experience Information” and represents both the actual annual expenses of the existing Portfolios incurred during 1999 (except as noted in the footnotes), and the estimated annual expenses, as a percentage of average net assets, of the new Portfolios:

						WRL
	WRL J.P.				WRL	LKCM
	Morgan	WRL	WRL	WRL	VKAM	Strategic
	Money	Janus	Janus	AEGON	Emerging	Total
	Market	Growth 2/	Global 3/	Bond	Growth	Return

Management Fees	0.40%	0.80%	0.80%	0.45%	0.80%	0.80%
Other Expenses	0.04%	0.05%	0.12%	0.08%	0.07%	0.06%
12b-1 Fee	N/A	N/A	N/A	N/A	N/A	N/A
Total Annual Expenses	0.44%	0.85%	0.92%	0.53%	0.87%	0.86%

	WRL		WRL	WRL		WRL
	Alger	WRL	Federated	Dean	WRL	NWQ
	Aggressive	AEGON	Growth &	Asset	C.A.S.E.	Value
	Growth	Balanced	Income	Allocation	Growth	Equity

Management Fees	0.80%	0.80%	0.75%	0.80%	0.80%	0.80%
Other Expenses	0.09%	0.09%	0.14%	0.07%	0.20%	0.10%
12b-1 Fee	N/A	N/A	N/A	N/A	N/A	N/A
Total Annual Expenses	0.89%	0.89%	0.89%	0.87%	1.00%	0.90%

				WRL J.P.
	WRL GE	WRL GE	WRL Third	Morgan
	International	U.S.	Avenue	Real Estate
	Equity 4/	Equity	Value	Securities

Management Fees	1.00%	0.80%	0.80%	0.80%
Other Expenses	0.20%	0.13%	0.20%	0.20%
12b-1 Fee	N/A	N/A	N/A	N/A
Total Annual Expenses	1.20%	0.93%	1.00%	1.00%

			WRL			WRL
	WRL Goldman	WRL Goldman	T. Rowe Price	WRL T. Rowe	WRL	Pilgrim Baxter	WRL
	Sachs	Sachs	Dividend	Price	Salomon	Mid Cap	Dreyfus
	Growth 5/	Small Cap 5/	Growth 5/	Small Cap 5/	All Cap 5/	Growth 5/	Mid Cap 5/

Management Fees	0.90%	0.90%	0.90%	0.75%	0.90%	0.90%	0.85%
Other Expenses	0.10%	0.10%	0.10%	0.25%	0.10%	0.10%	0.15%
12b-1 Fee	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total Annual Expenses	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

	WRL Value Line Aggressive Growth 6/		WRL Great Companies - America SM 6/		WRL Great Companies - Technology SM 6/

Management Fees	0.80%		0.80%		0.80%
Other Expenses	0.20%		0.20%		0.20%
12b-1 Fee	N/A		N/A		N/A
Total Annual Expenses	1.00%		1.00%		1.00%

	Fidelity VIP Equity-Income Portfolio - Service Class 2 8/		Fidelity VIP II Contrafund® Portfolio - Service Class 2 8/		Fidelity VIP III Growth Opportunities Portfolio - Service Class 2 8/

Management Fees	0.48%		0.58%		0.58%
Other Expenses	0.10%		0.12%		0.13%
12b-1 Fee 7/	0.25%		0.25%		0.25%
Total Annual Expenses	0.83%		0.95%		0.96%

1/

Effective January 1, 1997, the WRL Series Fund, Inc. (“WRL Fund”) Board authorized the WRL Fund to charge each Portfolio of the WRL Fund an annual 12b-1 fee of up to 0.15% of each Portfolio’s average daily net assets. However, the WRL Fund will not deduct the fee from any Portfolio before April 30, 2001. You will receive advance written notice if a Rule 12b-1 fee is to be deducted. See the WRL Fund prospectus for more detail.

2/

WRL Investment Management, Inc. (“WRL Management”), the WRL Fund’s investment adviser, currently waives 0.025% of its advisory fee for the first $3 billion of the portfolio’s average daily net assets (net fee – 0.775%); and 0.05% for the portfolio’s average daily net assets above $3 billion (net fee – 0.75%). The fee table reflects estimated 2000 expenses because of the termination of the fee waiver. This waiver is voluntary and will be terminated June 25, 2000.

3/	WRL Management currently waives 0.025% of its advisory fee on portfolio average daily net assets over $2 billion (net fee – 0.775%). This waiver is voluntary and will be terminated on June 25, 2000.
4/	The fee table reflects estimated 2000 expenses because the expense limit for this portfolio will be reduced from 1.50% to 1.20% effective May 1, 2000.
5/	Because these portfolios did not commence operations until May 3, 1999, the percentages set forth as “Other Expenses” and “Total Annual Expenses” are annualized.
6/

Because these Portfolios did not commence operations until May 1, 2000, the percentages set forth as “Other Expenses” and “Total Annual Expenses” reflect estimates of “Other Expenses” for the first year of operations.

7/

The 12b-1 deducted for the Fidelity VIP Funds recovers certain shareholder support services provided by companies selling variable contracts investing in the Fidelity VIP Funds. The 12b-1 fees assessed against the Fidelity VIP Funds shares held for the Policies will be remitted to AFSG, the principal underwriter for the Policies.

8/	Service Class 2 expenses are based on estimated expenses for the year 2000.
9/

WRL Management has undertaken, until at least April 30, 2001, to pay expenses on behalf of the Portfolios of the WRL Fund to the extent normal operating expenses of a Portfolio exceed a stated percentage of each Portfolio’s average daily net assets. The expense limit, the amount reimbursed by WRL Management during 1999 and the expense ratio without the reimbursement are listed below for each portfolio:

			Expense
Ratio
Portfolio	Expense	Reimbursement	Without
	Limit	Amount
	Reimbursement

WRL VKAM Emerging Growth	1.00%	$ N/A	N/A
WRL T. Rowe Price Small Cap	1.00%	63,542	2.46%
WRL Goldman Sachs Small Cap	1.00%	60,555	5.57%
WRL Pilgrim Baxter Mid Cap Growth	1.00%	34,986	1.40%
WRL Alger Aggressive Growth	1.00%	N/A	N/A
WRL Third Avenue Value	1.00%	10,734	1.06%
WRL Value Line Aggressive Growth	1.00%	N/A	N/A
WRL GE International Equity	1.20%	112,088	1.84%
WRL Janus Global	1.00%	N/A	N/A
WRL Great Companies - TechnologySM	1.00%	N/A	N/A
WRL Janus Growth	1.00%	N/A	N/A
WRL Goldman Sachs Growth	1.00%	49,677	2.68%
WRL GE U.S. Equity	1.00%	N/A	N/A
WRL Great Companies - AmericaSM	1.00%	N/A	N/A
WRL Salomon All Cap	1.00%	53,174	2.87%
WRL C.A.S.E. Growth	1.00%	N/A	N/A
WRL Dreyfus Mid Cap	1.00%	34,541	4.89%
WRL NWQ Value Equity	1.00%	N/A	N/A
WRL T. Rowe Price Dividend Growth	1.00%	46,989	2.35%
WRL Dean Asset Allocation	1.00%	N/A	N/A
WRL LKCM Strategic Total Return	1.00%	N/A	N/A
WRL J.P. Morgan Real Estate Securities	1.00%	51,924	2.69%
WRL Federated Growth & Income	1.00%	N/A	N/A
WRL AEGON Balanced	1.00%	N/A	N/A
WRL AEGON Bond	0.70%	N/A	N/A
WRL J.P. Morgan Money Market	0.70%	N/A	N/A

The purpose of the preceding table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the Portfolios of the Funds for the fiscal year ended December 31, 1999 (except as noted in the footnotes). For more information on the charges described in this table, see the Fund prospectuses, which accompany this prospectus.

The following is revised after the third paragraph on page 15 of the Prospectus under the heading “Other Performance Data”:

We are a member of the Insurance Marketplace Standards Association (“IMSA”). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account – WRL Series Fund, Inc.”:

Beginning May 1, 2000, you may direct the money in your Policy into six new Sub-Accounts of the WRL Series Life Account. Each Sub-Account invests exclusively in a new Portfolio of the WRL Series Fund, Inc. (“WRL Fund”) or the Variable Insurance Products Fund (VIP), Variable Insurance Products Fund II (VIP II) or Variable Insurance Products Fund III (VIP III) (the “Fidelity VIP Funds”). There is no assurance that any of the Portfolios will achieve its stated objective. More detailed information, including a description of risks, can be found in the Fund Prospectuses, which accompany this Supplement, and should be read carefully.

Portfolio	Sub-Adviser	Investment Objective

WRL Great Companies - AmericaSM	Great Companies, L.L.C.	Seeks long-term growth of capital.

WRL Great Companies -	Great Companies, L.L.C.	Seeks long-term growth of capital.

TechnologySM

WRL Value Line Aggressive Growth	Value Line, Inc.	Seeks long-term growth of capital.

Fidelity VIP Equity - Income Portfolio - Service Class 2	Fidelity Management & Research Company	Seeks reasonable income by investing primarily in income-producing equity securities.

Fidelity VIP II - Contrafund® Portfolio - Service Class 2	Fidelity Management & Research Company	Seeks long-term capital appreciation by investing primarily in a broad variety of common stocks, using both growth-oriented and contrarian disciplines.

Fidelity VIP III Growth Opportunities	Fidelity Management & Research Company	Seeks capital growth by investing in a wide range of common domestic and foreign

Portfolio – Service Class 2 securities convertible into		stocks, and

common stocks.

In addition, effective May 1, 2000, the WRL GE/Scottish Equitable International Equity Portfolio of the WRL Fund in which you may currently invest through the Policy has changed its name. The new name is: WRL GE International Equity. The reason for the name change is because also effective May 1, 2000, GE Asset Management Incorporated will be the sole sub-adviser for this portfolio. See the WRL Fund prospectus for more details.

Fidelity Management & Research Company (“FMR”), located at 82 Devonshire Street, Boston, Massachusetts 02109, serves as investment adviser to the Fidelity VIP Funds and manages the Fidelity VIP Funds in accordance with policies and guidelines established by the Fidelity VIP Funds’ Board of Trustees. For certain portfolios, FMR has engaged investment sub-advisers to provide portfolio management services with regards to foreign investments. FMR and each sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Fidelity VIP Funds prospectuses for more information regarding FMR and the investment sub-advisers.

The following paragraph is added after the carryover paragraph on page 29 of the Prospectus under the heading “Allocation of Premiums and Cash Value – Transfers.”

You may make an unlimited number of “non-substantive” transfers in a Policy year among the subaccounts although we do limit “substantive” transfers, as discussed in the following paragraph. We will not be responsible for same-day processing of transfers if faxed to a number other than 727-299-1648.

The Policy’s transfer privilege is not intended to afford policyowners a way to speculate on short-term movements in the market. Excessive use of the transfer privilege can disrupt the management of the Portfolios and increase transaction costs. Accordingly, we have established a policy of limiting excessive transfer activity. We will limit transfer activity to two substantive transfers (at least 30 days apart) from each Portfolio, except from WRL J.P. Morgan Money Market during any 12-month period. We interpret “substantive” to mean either a dollar amount large enough to have a negative impact on a Portfolio’s operations or a service of movements between Portfolios. We will not limit non-substantive transfers.

The following information replaces the paragraph on page 33 of the Prospectus under the heading “Charges against the Series Account – Investment Advisory Fee.”

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. Some portfolios also deduct 12b-1 fees from portfolio assets. These fees and expenses currently range from 0.44% to 1.20%. See the Portfolio Annual Expense Table in this Supplement, and the Fund prospectuses.

Our affiliate, AFSG Securities Corporation (“AFSG”), the principal underwriter for the Policies, will receive the 12-b fees deducted from portfolio assets for providing shareholder support services to the portfolios. We and our affiliates, including the principal underwriter for the Policies, may receive compensation from the investment advisers, administrators, and/or distributors (and an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experience by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Policy and may be significant. Some advisers, administrators, distributors or portfolios may pay us (and our affiliates) more than others.

The following sentence is added to the following pages of the Prospectus and under the headings as indicated.

“The signature of the owner’s spouse is required if the owner is a resident of: Arizona, California, Idaho, Nevada, New Mexico, Washington or Wisconsin.”

Page 34 of the Prospectus under the heading “Policy Rights – Loan Privileges” after the first sentence.

Page 36 of the Prospectus under the heading “Policy Rights – Surrender Privileges” after the first sentence.

Page 39 of the Prospectus under the heading “General Provisions – Change of Owner or Beneficiary” and “General Provisions – Assignment.”

The following is a new paragraph added to page 43 of the Prospectus under the heading “Distribution of the Policies”:

AFSG will receive the 12b-1 fees assessed against the Fidelity VIP Funds shares held for the Policies as compensation for providing certain shareholder support services. AFSG will also receive an additional fee based on the value of shares of the Fidelity VIP Funds held for the Policies as compensation for providing certain recordkeeping services.

The following paragraphs are added to page 45 under the heading “Tax Treatment of Policy Benefits – 3. Distributions from Policies Classified as Modified Endowment Contracts”:

If a Policy becomes a modified endowment contract (“MEC”), distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

Policy Loans. If a loan from a Policy is outstanding when the Policy is canceled or lapses, then the amount of the outstanding indebtedness will be taxed as if it were a distribution.

The following is a new section to be added to page 46 of the Prospectus under the heading “Federal Tax Matters”:

Special Rules for 403(b) Arrangements

If this Policy is purchased by public school systems and certain tax-exempt organizations for their employees, then the federal, state and estate tax consequences could differ from those stated in the prospectus. A competent tax advisor should be consulted in connection with such purchase.

Certain restrictions apply. The Policy must be purchased in connection with a tax-sheltered annuity described in section 403(b) of the Code. Premiums, distributions, and other transactions in connection with the Policy must be administered in coordination with the section 403(b) annuity.

The amount of life insurance that may be purchased on behalf of a participant in a 403(b) plan is limited. The current cost of insurance for the net amount at risk is treated under the Code as a “current fringe benefit” and must be included annually in the plan participant’s gross income. This cost (generally referred to as the “P.S. 58” cost) is reported to the participant annually.

If the plan participant dies while covered by the 403(b) plan and the Policy proceeds are paid to the participant’s beneficiary, then the excess of the death benefit over the cash value will not be taxable. However, the cash value will generally be taxable to the extent it exceeds the participant’s cost basis in the Policy.

Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), which may impose additional requirements of Policy loans and other Policy provisions. Plan loans must also satisfy tax requirements in order to be treated as non-taxable. Plan loan requirements and provisions may differ from the Policy loan provisions stated in the prospectus. You should consult a qualified advisor regarding ERISA.

The fifth paragraph on page 52 of the Prospectus under the heading “APPENDIX A – ILLUSTRATION OF BENEFITS” is changed as follows:

The amounts we show for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account. This charge is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense level of 0.92% of the Portfolios’ average daily net assets; and (3) all applicable premium expense charges and Cash Value charges using the current monthly Policy charge. The 0.92% average Portfolio expense level assumes an equal allocation of amounts among the 29 Sub-Accounts. We used annual audited expenses incurred during 1999 as shown in the tables on pages 1 and 2 of this Supplement to calculate the average annual expense level.

Because WRL Great Companies – AmericaSM, WRL Great Companies – TechnologySM and WRL Value Line Aggressive Growth portfolios, Fidelity VIP Equity-Income Portfolio – Service Class 2, Fidelity VIP II Contrafund® Portfolio – Service Class 2 and Fidelity VIP III Growth Opportunities Portfolio – Service Class 2 had not commenced operations as of December 31, 1999, the estimated average annual Portfolio expense level reflects estimated expenses for each of these Portfolios for 2000.

During 1999, WRL Management undertook to pay normal operating expenses of certain Portfolios that exceeded a certain stated percentage of those Portfolios’ average daily net assets. WRL Management has undertaken until April 30, 2001 to pay expenses to the extent normal operating expenses of certain portfolios of the WRL Fund exceed a stated percentage of the Portfolio’s average daily net assets. For details on these expense limits, the amounts reimbursed by WRL Management during 1999, and the expense ratios without reimbursements, see the Portfolio Annual Expense Table at the beginning of this Supplement.

Without these waivers and reimbursements, total annual expenses for the Portfolios would have been greater, and the illustrations would have assumed that the assets in the Portfolios were subject to an average annual expense level of 1.53%. Taking into account the assumed charges of 1.82%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.82%, 4.18%, and 10.18%.

Please Note: This copy of the supplement does not include the financial statements as of December 31, 1999, for WRL Series Life Account, and the financial statements as of December 31, 1999 and 1998 for Western Reserve Life Assurance Co. of Ohio, which were appended to the version of the supplement filed on EDGAR.

WRL00192-5/2000

SUPPLEMENT DATED MAY 1, 1999

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS ®

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Portfolio	Rate

WRL Goldman Sachs Growth	0.90%
WRL Goldman Sachs Small Cap	0.90%
WRL T. Rowe Price Dividend Growth	0.90%
WRL T. Rowe Price Small Cap	0.75%
WRL Salomon All Cap	0.90%
WRL Pilgrim Baxter Mid Cap Growth	0.90%
WRL Dreyfus Mid Cap	0.85%

The following information is added to page 9, under the section entitled “Death Benefit, Cash Value and Net Surrender Value Illustrations” in the Prospectus:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new Portfolios are not included in Appendix A.

The following information is added to page 8 of the Prospectus before the section entitled “Investment Experience Information” and represents both the actual annual expenses of the existing Portfolios incurred during 1998, and the estimated annual expenses, as a percentage of average net assets, of the new Portfolios:

Fund Annual Expenses 1/ (as a % of Fund average net assets)

						WRL
	WRL J.P.				WRL	LKCM
	Morgan	WRL	WRL	WRL	VKAM	Strategic
	Money	Janus	Janus	AEGON	Emerging	Total
	Market	Growth 2/	Global 3/	Bond	Growth	Return
Management Fees	0.40%	0.78%	0.80%	0.45%	0.80%	0.80%
Other Expenses	0.06%	0.05%	0.15%	0.09%	0.09%	0.06%
(After Reimbursement)
Total Annual Expenses	0.46%	0.83%	0.95%	0.54%	0.89%	0.86%

	WRL		WRL	WRL		WRL
	Alger	WRL	Federated	Dean	WRL	NWQ
	Aggressive	AEGON	Growth &	Asset	C.A.S.E.	Value
	Growth	Balanced	Income	Allocation	Growth	Equity
Management Fees	0.80%	0.80%	0.75%	0.80%	0.80%	0.80%
Other Expenses	0.11%	0.11%	0.15%	0.06%	0.20%	0.09%
(After Reimbursement)
Total Annual Expenses	0.91%	0.91%	0.90%	0.86%	1.00%	0.89%

	WRL GE/			WRL J.P.
	Scottish Equitable	WRL GE	WRL Third	Morgan
	International	U.S.	Avenue	Real Estate
	Equity	Equity	Value	Securities 4/

Management Fees	1.00%	0.80%	0.80%	0.80%
Other Expenses	0.50%	0.25%	0.20%	0.20%
(After Reimbursement)
Total Annual Expenses	1.50%	1.05%	1.00%	1.00%

			WRL			WRL
	WRL	WRL	T. Rowe	WRL		Pilgrim
	Goldman	Goldman	Price	T. Rowe	WRL	Baxter	WRL
	Sachs	Sachs	Dividend	Price	Salomon	Mid Cap	Dreyfus
	Growth 3/ 5/	Small Cap 5/	Growth 3/ 5/	Small Cap 5/	All Cap 3/ 5/	Growth 3/ 5/	Mid Cap 3/
5/
Management Fees	0.90%	0.90%	0.90%	0.75%	0.90%	0.90%	0.85%
Other Expenses	0.10%	0.10%	0.10%	0.25%	0.10%	0.10%	0.15%
(After Reimbursement)
Total Annual Expenses	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

1/

Effective January 1, 1997, the Fund’s Board authorized the Fund to charge each Portfolio of the Fund an annual 12b-1 fee of up to 0.15% of each Portfolio’s average daily net assets. However, the Fund will not deduct the fee from any Portfolio before April 30, 2000. You will receive advance written notice if a Rule 12b-1 fee is deducted. See the Fund prospectus for more detail.

2/

WRL Janus Growth’s management fee was 0.80% of the average daily net assets for the period prior to May 1, 1998, 0.775% of the first $3 billion of average daily net assets and 0.75% of the average daily net assets in excess of $3 billion for the period May 1, 1998 to December 31, 1998.

3/

As compensation for its services to the Portfolios, the investment adviser receives monthly compensation at an annual rate of a percentage of the average daily net assets of each Portfolio. The management fees for each Portfolio are: WRL Janus Global – 0.80% up to $2 billion and 0.775% over $2 billion; WRL Goldman Sachs Growth – 0.90% up to $100 million and 0.80% over $100 million; WRL T. Rowe Price Dividend Growth – 0.90% up to $100 million and 0.80% over $100 million; WRL Salomon All Cap - 0.90% up to $100 million and 0.80% over $100 million; WRL Pilgrim Baxter Mid Cap Growth – 0.90% up to $100 million and 0.80% over $100 million; and WRL Dreyfus Mid Cap – 0.85% up to $100 million and 0.80% over $100 million.

4/	Because WRL J.P. Morgan Real Estate Securities commenced operations on May 1, 1998, the percentages set forth as “Other Expenses” and “Total Annual Expenses” are annualized.
5/

Because these Portfolios did not commence operations until May 1, 1999, the percentages set forth as “Other Expenses” and “Total Annual Expenses” reflect estimates of “Other Expenses” for the first year of operations. Subject to state approvals, these Portfolios will be available for allocations of net premiums and cash value on or about July 1, 1999. Please contact your agent for information regarding availability.

The purpose of the preceding table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the Portfolios of the Fund for the fiscal year ended December 31, 1998. For more information on the charges described in this table, see the Fund prospectus, which accompanies this prospectus.

WRL Management has undertaken, until at least April 30, 2000, to pay expenses on behalf of the Portfolios of the Fund to the extent normal operating expenses of a Portfolio exceed a stated percentage of each Portfolio’s average daily net assets. The expense limitation for WRL Alger Aggressive Growth, WRL VKAM Emerging Growth, WRL Janus Growth, WRL Janus Global, WRL AEGON Balanced, WRL LKCM Strategic Total Return, WRL Federated Growth & Income, WRL Dean Asset Allocation, WRL NWQ Value Equity, WRL Third Avenue

Value, WRL C.A.S.E. Growth, WRL J.P. Morgan Real Estate Securities, WRL Goldman Sachs Growth, WRL Goldman Sachs Small Cap, WRL T. Rowe Price Dividend Growth, WRL T. Rowe Price Small Cap, WRL Salomon All Cap, WRL Pilgrim Baxter Mid Cap Growth and WRL Dreyfus Mid Cap is 1.00% of the average daily net assets; 0.70% of the average daily net assets for the WRL AEGON Bond and WRL J.P. Morgan Money Market; 1.50% of the average daily net assets of the WRL GE/Scottish Equitable International Equity; and 1.30% of the average daily net assets of the WRL GE U.S. Equity. In 1998, WRL Management, the Fund’s Investment Adviser, reimbursed WRL GE/Scottish Equitable International Equity in the amount of $127,763, WRL Third Avenue Value in the amount of $14,229, and WRL J.P. Morgan Real Estate Securities in the amount of $28,275. Without such reimbursements, the total Fund expenses during 1998 for WRL GE/Scottish Equitable International Equity, WRL Third Avenue Value, and WRL J.P. Morgan Real Estate Securities would have been 1.96%, 1.13% and 3.34%, respectively. See the Fund’s Prospectus for a description of the expense limitation applicable to each Portfolio.

The following is revised after the third paragraph on page 15 of the Prospectus under the heading “Other Performance Data”:

We are a charter member of the Insurance Marketplace Standards Association (“IMSA”). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales, advertising and servicing of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account – WRL Series Fund, Inc.”:

Beginning May 1, 1999, you may direct the money in your Policy into seven new Sub-Accounts of the WRL Series Life Account. Each Sub-Account invests exclusively in a new Portfolio of the WRL Series Fund, Inc. (“Fund”). There is no assurance that any of the Portfolios will achieve its stated objective. More detailed information, including a description of risks, can be found in the Fund Prospectus, which accompanies this Supplement, and should be read carefully.

Portfolio	Sub-Adviser	Investment Objective

WRL Goldman Sachs Growth*	Goldman Sachs Asset Management, Inc.	Seek long-term growth of capital.

WRL Goldman	Goldman Sachs Asset	Seek long-term growth of capital.

Sachs Small Cap*	Management, Inc.

WRL T. Rowe Price Dividend Growth*	T. Rowe Price Associates, Inc.	Seeks to provide an increasing level of dividend income, long-term capital appreciation and reasonable current income through investments primarily in dividend paying stocks.

WRL T. Rowe Price Small Cap*	T. Rowe Price Associates, Inc.	Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.

WRL Salomon All Cap*	Salomon Brothers Asset Management, Inc.	Seeks capital appreciation.

WRL Pilgrim	Pilgrim Baxter &	Seeks capital appreciation.
Baxter Mid Cap	Associates, Ltd.

Growth*

WRL Dreyfus Mid Cap*	The Dreyfus Corporation	Seeks total investment returns (including capital appreciation and income), which consistently outperform the S&P 400 Mid Cap Index.

* Subject to state approvals, these Portfolios will be available for allocations of net premiums and cash value on or about July 1, 1999. Please contact your agent for information regarding availability.

In addition, effective May 1, 1999, the Portfolios of the Fund in which you may currently invest through the Policy have changed their names. Below is a list of the “old” and “new” names for these Portfolios:

OLD NAME	NEW NAME
Money Market	WRL J.P. Morgan Money Market
Growth	WRL Janus Growth
Global	WRL Janus Global
Bond	WRL AEGON Bond
Emerging Growth	WRL VKAM Emerging Growth
Strategic Total Return	WRL LKCM Strategic Total Return
Aggressive Growth	WRL Alger Aggressive Growth
Balanced	WRL AEGON Balanced
Growth & Income	WRL Federated Growth & Income
Tactical Asset Allocation	WRL Dean Asset Allocation
C.A.S.E. Growth	WRL C.A.S.E. Growth
Value Equity	WRL NWQ Value Equity
International Equity	WRL GE/Scottish Equitable International Equity
U.S. Equity	WRL GE U.S. Equity
Third Avenue Value	WRL Third Avenue Value
Real Estate Securities	WRL J.P. Morgan Real Estate Securities

The following paragraph is added after the carryover paragraph on page 29 of the Prospectus under the heading

“Allocation of Premiums and Cash Value – Transfers.”

The Policy’s transfer privilege is not intended to afford policyowners a way to speculate on short-term movements in the market. Excessive use of the transfer privilege can disrupt the management of the Portfolios and increase transaction costs. Accordingly, we have established a policy of limiting excessive transfer activity. We will limit transfer activity to two substantive transfers (at least 30 days apart) from each Portfolio, except from WRL J.P. Morgan Money Market. We interpret “substantive” to mean either a dollar amount large enough to have a negative impact on a Portfolio’s operations or a service of movements between Portfolios. We will not limit non-substantive transfers.

The following paragraph is added after the carryover paragraph on page 35 of the Prospectus under the heading

“Policy Rights – Loan Privileges.”

You may request a loan by telephone by calling us at 1-800-851-9777. If the loan amount you request exceeds $50,000 or if the address of record has been changed within the past 10 days, we may reject your request. If you do not want the ability to request a loan by telephone, you should notify us in writing. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine.

You may also fax your loan request to us at 727-299-1667. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

The following section has been revised on page 51 of the Prospectus after the heading “ADDITIONAL INFORMATION”:

YEAR 2000 READINESS DISCLOSURE

In May 1996, Western Reserve adopted and presently has in place a Year 2000 Project Plan (the “Plan”) to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compliant. As of March 1, 1999, substantially all of Western Reserve’s mission-critical systems are Year 2000 compliant. The Plan remains on track as we continue with the validation of our mission-critical and non-mission-critical systems, including revalidation testing in 1999. In addition, we have undertaken aggressive initiatives to test all systems that interface with any third parties and other business partners. All of these steps are aimed at allowing current operations to remain unaffected by the Year 2000 data change.

As of the date of this prospectus, Western Reserve has identified and made available what it believes are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

The actions taken by management under the Plan are intended to reduce significantly Western Reserve’s risk of a material business interruption based on the Year 2000 issues. It should be noted that the Year 2000 computer problem, and its resolution, is complex and multifaceted, and any company’s success cannot be conclusively known until the Year 2000 is reached. In spite of its efforts or results, our ability to function unaffected to and through the Year 2000 may be adversely affected by actions, or failure to act, of third parties, beyond our knowledge or control.

This statement is a Year 2000 Readiness Disclosure pursuant to Section 3(9) of the Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. Section 1 (1998).

The fifth paragraph on page 52 of the Prospectus under the heading “APPENDIX A - ILLUSTRATION OF BENEFITS” is changed, as follows:

The amounts we show for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account. This charge is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense level of 0.94% of the Portfolios’ average daily net assets; and (3) all applicable premium expense charges and Cash Value charges using the current monthly Policy charge. The 0.94% average Portfolio expense level assumes an equal allocation of amounts among the 23 Sub-Accounts. It is based on an average 0.80% investment advisory fee and estimated 1998 average normal operating expenses of 0.14% for each of the Portfolios in operation during 1998. We used annualized actual audited expenses incurred during 1998 for the following Portfolios to calculate the average annual expense level: WRL J.P. Morgan Money Market (0.46%), WRL AEGON Bond (0.54%), WRL Janus Growth (0.83%), WRL LKCM Strategic Total Return (0.86%), WRL VKAM Emerging Growth (0.89%), WRL Janus Global (0.95%), WRL Alger Aggressive Growth (0.91%), WRL AEGON Balanced (0.91%), WRL Federated Growth & Income (0.90%), WRL C.A.S.E. Growth (1.00%), WRL Dean Asset Allocation (0.86%), WRL NWQ Value Equity (0.89%), WRL GE/Scottish Equitable International Equity (1.50%), WRL GE U.S. Equity (1.05%), WRL Third Avenue Value (1.00%), and WRL J.P. Morgan Real Estate Securities (1.00%). Because the Portfolios of WRL Goldman Sachs Growth, WRL Goldman Sachs Small Cap, WRL T. Rowe Price Dividend Growth, WRL T. Rowe Price Small Cap, WRL Salomon All Cap, WRL Pilgrim Baxter Mid Cap Growth and WRL Dreyfus Mid Cap had not commenced operations as of December 31, 1998, the estimated average annual Portfolio expense level reflects estimated expenses for each of these Portfolios at 1.00% for 1999.

During 1998, WRL Management undertook to pay normal operating expenses of certain Portfolios that exceeded a certain stated percentage of those Portfolios’ average daily net assets. WRL Management has undertaken until April 30, 2000 to pay expenses to the extent normal operating expenses of certain Portfolios of the Fund exceed a stated percentage of the Portfolio’s average daily net assets. Taking into account the assumed charges of 1.84%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.84%, 4.16%, and 10.16%.

WRL00192-5/99

SUPPLEMENT DATED MAY 1, 1998

TO PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS®

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Portfolio	Rate
Real Estate Securities	0.80%

The following information is added to page 8 of the Prospectus before the section entitled “Investment Experience Information” and represents both the actual annual expense of the existing Portfolios incurred during 1997, and the estimated annual expenses, as a percentage of average net assets, of the new Portfolios”

Fund Annual Expenses* (as a % of Fund average net assets)

	Money Market Portfolio	Growth Portfolio	Global Portfolio	Bond Portfolio***	Emerging Growth Portfolio	Strategic Total Return Portfolio	Aggressive Growth Portfolio	Real Estate Securities Portfolio**

Management Fees	0.40%	0.80%	0.80%	0.45%	0.80%	0.80%	0.80%	0.80%

Other Expenses (after reimburse-ment)	0.08%	0.07%	0.20%	0.14%	0.13%	0.08%	0.16%	0.20%

Total Fund Annual Expenses	0.48%	0.87%	1.00%	0.59%	0.93%	0.88%	0.96%	1.00%

	Balanced Portfolio	Growth & Income Portfolio	Tactical Asset Allocation Portfolio	C.A.S.E. Growth Portfolio	Value Equity Portfolio	Inter- national Equity Portfolio	U.S. Equity Portfolio	Third Avenue Value Portfolio**

Management Fees	0.80%	0.75%	0.80%	0.80%	0.80%	1.00%	0.80%	0.80%

Other Expenses (after reimburse-ment)	0.14%	0.21%	0.07%	0.20%	0.09%	0.50%	0.50%	0.20%

Total Fund Annual Expenses	0.94%	0.96%	0.87%	1.00%	0.89%	1.50%	1.30%	1.00%

*

Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act (“Distribution Plan’) and pursuant to the Plan, entered into a Distribution Agreement with InterSecurities, Inc. (“ISI”), principal underwriter for the Fund. Under the Distribution Plan , the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio’s shares, amounts equal to actual expenses associated with distributing a Portfolio’s shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI’s seeking reimbursement, Policyowners will be notified in advance.

**

Because the Third Avenue Value Portfolio commenced operations on January 2, 1998 and the Real Estate Securities Portfolio commenced operations on May 1, 1998, the percentages set forth as “Other Expenses” and “Total Fund Annual Expenses” reflect estimates of “Other Expenses” for the first year of operations.

***

Effective January 1, 1998, the management fees for the Bond Portfolio were reduced from 0.50% to 0.45% of the Portfolio’s average daily net assets. On December 16, 1997, Western Reserve received an Order from the Securities and Exchange Commission (“Commission”) approving the substitution of shares of the Bond Portfolio for shares of the Short-to-Intermediate Government Portfolio. On or about December 16, 1997, the substitution was effected in accordance with the Commission’s Order. As a result of the substitution, investments in the former Short—to-Intermediate Government Portfolio were automatically transferred to the Bond Sub-Account and the Short-to-Intermediate Government Sub-Account was liquidated.

The purpose of the preceding Table is to assist the Policyowner in understanding the various costs and expenses that a Policyowner will bear directly and indirectly. The Table reflects charges and expenses of the Portfolios of the Fund for the fiscal year ended December 31, 1997, except that the “Other Expenses” and “Total Fund Annual Expenses” for the Third Avenue Value and Real Estate Securities Portfolios are estimates. Expenses of the Fund may be higher or lower in the future. Certain states and other governmental entities may impose a premium tax, which the Table does not include. For more information on the charges described in this Table, see “Charges and Deductions” on page 30 and the Fund Prospectus which accompanies this Prospectus.

WRL Investment Management, Inc. (“WRL Management”) has undertaken, until at least April 30, 1999, to pay Fund expenses on behalf of the Portfolios to the extent normal operating expenses of a Portfolio exceed a stated percentage of each Portfolio’s average daily net assets. The expenses limitation for the Aggressive Growth, Emerging Growth, Growth, Global, Balanced, Strategic Total Return, Growth & Income, Tactical Asset Allocation, Value Equity, Third Avenue Value, and C.A.S.E. Growth Portfolios is 1.00% of the average daily net assets; 0.70% of the average daily net assets for the Bond and Money Market Portfolios; 1.50% of the average daily net assets of the International Equity Portfolio; and 1.30% of the average daily net assets of the U.S. Equity Portfolio. In 1997, WRL Management, the Fund’s Investment Adviser, reimbursed the C.A.S.E. Growth Portfolio in the amount of $50,000, the International Equity Portfolio in the amount of $179,000 and the U.S. Equity Portfolio in the amount of $29,000. Without such reimbursements, the total annual Fund expenses during 1997 for the C.A.S.E. Growth Portfolio, International Equity Portfolio and U.S. Equity Portfolio would have been 1.13%, 3.12% and 1.49%, respectively. See the Fund’s Prospectus for a description of the expense limitation applicable to each Portfolio.

The following paragraph is added after the third paragraph on page 15 of the Prospectus under the heading “Other Performance Data”:

Western Reserve is a member of the Insurance Marketplace Standards Association (“IMSA”), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

The following sentence is added to the end of the first paragraph on page 16 of the Prospectus entitled “Published Ratings of Western Reserve” under the heading “WESTERN RESERVE AND THE SERIES ACCOUNT - Western Reserve Life Assurance Co. of Ohio”:

These ratings do not apply to the Series Account, its Sub-Accounts, the Fund, its Portfolios or to their performance.

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account - WRL Series Fund, Inc.”:

Beginning May 1, 1998, the Fund will offer one additional portfolio (“Portfolio”). The investment objective and polices of this new Portfolio are summarized below. There is no assurance that any of the Portfolios will achieve its stated objective. More detailed information, including a description of risks, can be found in the WRL Series Fund, Inc. (“Fund”) Prospectus, which should be read carefully.

Real Estate Securities Portfolio:   This Portfolio seeks long-term total return from investments primarily in equity securities of real estate companies. Total return will consist of realized and unrealized capital gains and losses plus income.

WRL Management, a wholly-owned subsidiary of Western Reserve, serves as investment adviser to the Fund and manages its assets in accordance with policies and guidelines established by the Board of Directors of the Fund.

J.P. Morgan Investment Management Inc. (“J.P. Morgan”) is sub-adviser to the Money Market Portfolio and the Real Estate Securities Portfolio of the Fund. J.P. Morgan is a wholly-owned subsidiary of J.P. Morgan & Co., Incorporated. WRL Management will receive monthly compensation at the current annual rate of 0.40% of the aggregate average daily net assets of the Money Market Portfolio and 0.80% of the aggregate average daily net assets of the Real Estate Securities Portfolio. From this amount as compensation for its services, J.P. Morgan will receive 0.15% of the average daily net assets of the Money Market Portfolio and 0.40% of the average daily net assets of the Real Estate Securities Portfolio.

The following sentence is added to page 29 of the Prospectus after the first sentence under the paragraph entitled “Lapse” under the heading “Policy Lapse and Reinstatement”:

Conversely, paying all Planned Periodic Premium payments will not necessarily guarantee that the Policy will not lapse. For instance, if the conditions explained below are not met, the Policy may lapse prior to the No Lapse Date.

The following paragraph replaces the second paragraph on page 46 of the Prospectus under section “4. Distribution from Policies not Classified as Modified Endowment Contracts” under the heading “Tax Treatment of Policy Benefits”:

Loans from, or secured by, a Policy that is not a modified endowment contract are generally not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner. However, the tax treatment of a loan from a Policy that is not a modified endowment contract is uncertain to the extent that the interest rate credited is equal to the interest rate charged on the amount borrowed. A tax advisor should be consulted.

The following paragraphs are added to page 46 of the Prospectus under the heading “Tax Treatment of Policy Benefits”:

8.    Business-Owned Life Insurance. In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

The individual situation of each Policyowner or beneficiary will determine the extent, if any, to which Federal, state and local transfer taxes may be imposed. Consult with your tax advisor for specific information in connection with these taxes.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. For instance, the President’s 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the Federal taxation of this Policy. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). A tax advisor should be consulted with respect to legislative developments and their effect on the Policy.

The following paragraph replaces the paragraph on page 50 of the Prospectus under the heading “LEGAL PROCEEDINGS”:

Western Reserve, like other life insurance companies, is involved in lawsuits. Western Reserve is not aware of any class action lawsuits naming it as a Defendant or involving the Series Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Western Reserve believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Series Account or Western Reserve.

The following new section is added to page 51 of the Prospectus after the heading “ADDITIONAL INFORMATION”:

YEAR 2000 MATTERS

In October 1996, Western Reserve adopted and presently has in place a Year 2000 Assessment and Planning Project (the “Plan”) to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compatible. Western Reserve has also engaged the services of a third-party provider that is specialized in Year 2000 issues to work on the Plan.

As of the date of this Prospectus, Western Reserve has identified and made available what it believes are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

The Year 2000 computer problem, and its resolution, is complex and multifaceted, and success of a response plan cannot be conclusively known until the Year 2000 is reached (or an earlier date to the extent that the systems or equipment addresses Year 2000 data prior to the Year 2000). Even with the appropriate and diligent pursuit of a well-conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Further, notwithstanding its efforts or results, Western Reserve’s ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond our knowledge or control. See the Fund’s prospectus for information on the Fund’s preparation for Year 2000.

The fifth paragraph on page 52 and continuing on page 53 of the Prospectus under the heading “APPENDIX A - ILLUSTRATION OF BENEFITS” is changed, as follows:

The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense level of 0.95% of the average daily net assets of the Portfolios of the Fund; and (3) all applicable premium expense charges and Cash Value charges. The 0.95% expense level assumes an equal allocation of amounts among the sixteen Sub-Accounts and is based on an average 0.76% investment advisory fee and estimated 1997 average normal operating expenses of 0.19% for each of the Portfolios in operation during 1997. Calculation of the average annual expense level utilized annualized actual audited expenses incurred during 1997 for the Money Market (0.48%), Bond (0.64%), Growth (0.87%), Strategic Total Return (0.88%), Emerging Growth (0.93%), Global (1.00%), Aggressive Growth (0.96%), Balanced (0.94%), Growth & Income (0.96%), C.A.S.E. Growth (1.00%), Tactical Asset Allocation (0.87%), Value Equity (0.89%), International Equity (1.50%), and U.S. Equity (1.30%). In addition, because the Third Avenue Value and Real Estate Securities Portfolios had not commenced operations as of December 31, 1997, the estimated average annual Portfolio expense level reflects estimated expenses for each of these Portfolios at 1.00% for 1998. WRL Management has undertaken until April 30, 1999 to pay expenses to the extent normal operating expenses of a Portfolio exceed a stated percentage of the Portfolio’s average daily net assets. Taking into account the assumed charges of 1.85%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.85%, 4.15%, and 10.15%.

SUPPLEMENT DATED JANUARY 1, 1998

TO

PROSPECTUS DATED MAY 1, 1994

AS SUPPLEMENTED MAY 1, 1997

WRL FREEDOM SP PLUS

Effective January 2, 1998, the Fund will offer a new investment option. This new option is the Third Avenue Value Portfolio (“Portfolio”). The investment objective and policy of the Portfolio are summarized below. There is no assurance that the Portfolio will achieve its stated objective. Also, effective January 2, 1998, the Short-to-Intermediate Government Portfolio is no longer available as an investment option of the Fund; the Bond Portfolio will have a change of Sub-Adviser from Janus Capital Corporation to AEGON USA Investment Management, Inc.; and the Bond and C.A.S.E. Growth Portfolios will each have a change to their investment objective. See the information below for details. For more detailed information, including a description of risks, see the prospectus for the Fund, which should be read carefully.

The following information modifies and supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges Are Assessed in Connection with the Policy?”

Portfolio	Rate
Bond	0.45% *
Third Avenue Value	0.80%

*Effective January 1, 1998, the management fees for the Bond Portfolio will be reduced from 0.50% to 0.45% of the Portfolio’s average daily net assets. On December 16, 1997, Western Reserve received an Order from the Securities and Exchange Commission (“Commission”) approving the substitution of shares of the Bond Portfolio for shares of the Short-to-Intermediate Government Portfolio. On or about December 16, 1997, the substitution was effected in accordance with the Commission’s Order. As a result of the substitution, investments in the former Short-to-Intermediate Government Sub-Account were automatically transferred to the Bond Sub-Account and the Short-to-Intermediate Government Sub-Account was liquidated.

The following information is added to page 8 before the section entitled “Investment Experience Information”:

Fund Annual Expenses* (as a % of Fund average net assets)

	Third Avenue Value Portfolio**	Bond Portfolio
Management Fees	0.80%	0.50%***
Other Expenses	0.13%	0.14%
(After Reimbursement)
Total Fund Annual Expenses	0.93%	0.64%

*Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act (“Distribution Plan”) and pursuant to the Plan, has entered into a Distribution Agreement with InterSecurities, Inc. (“ISI”), principal underwriter for the Fund. Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio’s shares, amounts equal to actual expenses associated with distributing a Portfolio’s shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI seeking reimbursement, Policyowners will be notified in advance.

**Because the Value Equity and Global Sector Portfolios commenced operations on May 1, 1996, the percentages set forth as “Other Expenses” and “Total Fund Annual Expenses” are annualized. Because the International Equity and U.S. Equity Portfolios commenced operations on January 2, 1997, and the Third Avenue Value Portfolio commenced operations on January 2, 1998, the percentages set forth as “Other Expenses” and “Total Fund Annual Expenses” are estimates.

***Effective January 1, 1998, the management fees for the Bond Portfolio will be reduced from 0.50% to 0.45% of the Portfolio’s average daily net assets. On December 16, 1997, Western Reserve received an Order from the Securities and Exchange Commission (“Commission”) approving the substitution of shares of the Bond Portfolio for shares of the Short-to-Intermediate Government Portfolio. On or about December 16, 1997, the substitution was effected in accordance with the Commission’s Order. As a result of the substitution, investments in the former Short-to-Intermediate Government Sub-Account were automatically transferred to the Bond Sub-Account and the Short-to-Intermediate Government Sub-Account was liquidated.

The following information modifies and replaces information provided on pages 22 and 23 of the Prospectus under the heading “Investments of the Series Account - WRL Series Fund, Inc.”:

Third Avenue Value Portfolio:  This Portfolio seeks long-term capital appreciation by investing primarily in a portfolio of equity securities of well-financed companies believed to be priced below their private market values and debt securities providing strong protective covenants and high, effective yields.

EQSF Advisers, Inc. (“EQSF”), is sub-adviser to the Third Avenue Value Portfolio of the Fund. EQSF is a New York corporation organized in 1988 and is controlled by Martin J. Whitman. WRL Management and EQSF will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Third Avenue Value Portfolio. EQSF’s compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Third Avenue Value Portfolio pursuant to any expense limitation or other reimbursement.

Bond Portfolio:   This Portfolio seeks the highest possible current income within the confines of the primary goal of insuring the protection of capital by investing at least 65% and usually a higher percentage of its assets in debt securities issued by the U.S. Government and its agencies and instrumentalities and in other medium to high-quality debt securities.

AEGON USA Investment Management, Inc. (“AIMI”) serves as sub-adviser to the Balanced and Bond Portfolios of the Fund. AIMI is a wholly-owned subsidiary of AEGON USA. WRL Management and AIMI will divide equally monthly compensation at the current rate of 0.80% of the aggregate average daily net assets of the Balanced Portfolio. WRL Management will receive monthly compensation at the current annual rate of 0.45% and AIMI will receive 0.20% of the aggregate average daily net assets of the Bond Portfolio. AIMI’s compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Balanced and Bond Portfolios pursuant to any expense limitation or other reimbursement.

C.A.S.E. Growth Portfolio:   This Portfolio seeks annual growth of capital through investment in companies whose management, financial resources and fundamentals appear attractive on a scale measured against each company’s present value.

On or about December 16, 1997, after receiving an Order from the Commission, Western Reserve redeemed shares of the Short-to-Intermediate Government Portfolio held by the Short-to-Intermediate Government Sub-Account and purchased shares of the Bond Portfolio with the proceeds. Immediately following the substitution of shares, the assets of the Short-to-Intermediate Government Sub-Account were transferred to the Bond Sub-Account, thereby consolidating the Short-to-Intermediate Government Sub-Account into the Bond Sub-Account. The Portfolio substitution and Sub-Account consolidation took place at net asset value with no change in the amount of any Owner’s benefits or Cash Value. Western Reserve and its affiliates did not receive any compensation or remuneration as a result of this transaction.

The following information replaces the third sentence the first paragraph on page 41 of the Prospectus under the heading “Minimum Guaranteed and Current Interest Rates”:

Western Reserve has no specific formula for determining current interest rates. Some of the factors that Western Reserve may consider, in its sole discretion, in determining whether to credit interest in excess of the 4% guaranteed rate are: general economic trends, rates of return currently available and anticipated on the company’s investments, regulatory and tax requirements, and competitive factors. The Fixed Account Value will not share in the investment performance of the company’s general account or any portion thereof.

The following sentence is added following the fourth sentence of the fifth paragraph beginning on page 52 of the Prospectus under the heading “APPENDIX A - ILLUSTRATION OF BENEFITS”:

Also, in addition, because the Third Avenue Value Portfolio had not commenced operations as of December 31, 1997, the estimated average annual Portfolio expense level reflects estimated expenses for this Portfolio at 0.93% for 1998.

The attached financials supplement the financial statements included in the May 1, 1994 Prospectus booklet.

WRL00183-01/98

As filed with the Securities and Exchange Commission on June 24, 1997

Registration No. 33-5143/811-4420

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 14

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS

REGISTERED ON FORM N-8B-2

WRL SERIES LIFE ACCOUNT

(Exact Name of Trust)

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

(Name of Depositor)

201 Highland Avenue

Largo, Florida 33770

(Complete Address of Depositor’s Principal Executive Offices)

Thomas E. Pierpan, Esq.

Vice President and Associate General Counsel

Western Reserve Life Assurance Co. of Ohio

201 Highland Avenue

Largo, Florida 33770

(Name and Complete Address of Agent for Service)

Copies to:

Stephen E. Roth, Esq.

Sutherland, Asbill & Brennan, L.L.P.

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

It is proposed that this filing will become effective (check appropriate space):

X	immediately upon filing pursuant to paragraph (b) of Rule 485 on DATE , pursuant to paragraph (b) of Rule 485 60 days after filing pursuant to paragraph (a) of Rule 485 on DATE , pursuant to paragraph (a) of Rule 485

Pursuant to Rule 24f-2, the Registrant has chosen to register an indefinite amount of the securities being offered. The Rule 24f-2 notice for Registrant’s most recent fiscal year was filed on February 21, 1997.

WRL Series Life Account

WRL FREEDOM SP PLUS

This post-effective amendment is being filed solely to satisfy the requirements of Section 26(e)(2)(A) under the Investment Company Act of 1940.

The contents of Registrant’s previously-filed registration statement, Post- Effective Amendment No. 13 to the Registration Statement on Form S-6 of the WRL Sereis Life Account filed December 29, 1994 (File Nos. 33-5143, 811-4420), is incorporated by reference herein in its entirety.

The following undertaking is added to Part II, Undertaking to File Reports:

Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Western Reserve.

In addition, the Power of Attorney of James R. Walker is incorporated by reference to Exhibit 10(c) to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement filed December 24, 1996 (File No.33-31140).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, WRL Serie Life Account, certifies that it meets all the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 14 to its Registration Statemen to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Largo, County of Pinellas, Florida on this 23rd day of June, 1997.

(SEAL)	WRL SERIES LIFE ACCOUNT
Registrant

WESTERN RESERVE LIFE
ASSURANCE CO. OF OHIO
Depositor

ATTEST:

/s/ Thomas E. Pierpan	By: /s/ John R. Kenney
Thomas E. Pierpan	John R. Kenney
Vice President and	Chairman of the Board,
Associate General Counsel	Chief Executive Officer
and President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 14 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature and Title	Date

/s/ John R. Kenney	June 23, 1997
John R. Kenney, Chairman of the
Board, Chief Executive Officer and President

/s/ Allan J. Hamilton	June 23, 1997
Allan J. Hamilton, Vice President,
Treasurer and Controller

/s/ Alan M. Yaeger	June 23, 1997
Alan M. Yaeger, Executive Vice
President, Actuary and
Chief Financial Officer*

*Principal Financial Officer

/s/ Kenneth P. Beil	June 23, 1997
Kenneth P. Beil
Vice President & Principal
Accounting Officer**

/s/ Patrick S. Baird	June 23, 1997
Patrick S. Baird, Director ***/

/s/ Lyman H. Treadway	June 23, 1997
Lyman H. Treadway, Director ***/

/s/ Jack E. Zimmerman	June 23, 1997
Jack E. Zimmerman, Director ***/

/s/ James R. Walker	June 23, 1997
James R. Walker, Director ***/

**Principal Accounting Officer

***/      /s/  Thomas E. Pierpan

            Signed by: Thomas E. Pierpan

                    as Attorney-in-fact

-----END PRIVACY-ENHANCED MESSAGE-----

SUPPLEMENT DATED MAY 1, 1997

TO

PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Portfolio	Rate

International Equity	1.00%
U.S. Equity	0.80%

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account - WRL Series Fund, Inc.”:

Beginning May 1, 1997, the Fund will offer two additional portfolios (“Portfolios”). The investment objective and policies of each new Portfolio are summarized below. There is no assurance that any of the Portfolios will achieve its stated objective. More detailed information, including a description of risks, can be found in the WRL Series Fund, Inc. (“Fund”) Prospectus, which should be read carefully.

U.S. Equity Portfolio:   This Portfolio seeks long-term growth of capital by investing primarily in equity securities of U.S. companies.

International Equity Portfolio:   This Portfolio seeks long-term growth of capital by investing primarily in the common stock of foreign issuers traded on overseas exchanges and in foreign over-the-counter markets.

WRL Management serves as investment adviser to each Portfolio of the Fund and manages the assets of each Portfolio in accordance with policies, programs and guidelines established by the Board of Directors of the Fund.

GE Investment Management Incorporated (“GEIM”), located at 3003 Summer Street, Stamford, Connecticut 06905, is Sub-Adviser to the U.S. Equity Portfolio of the Fund. GEIM was formed under the laws of Delaware and is a wholly-owned subsidiary of General Electric Company (“GE”). GEIM’s principal officers and directors serve in similar capacities with respect to General Electric Investment Corporation (“GEIC”, and, together with GEIM and their predecessors, collectively referred to as “GE Investments”), which like GEIM is a wholly-owned subsidiary of GE. GEIC serves as investment adviser to various GE pension and benefit plans and certain employee mutual funds. GE Investment has roughly 70 years of investment management experience, and has managed mutual funds since 1935. As of December 31, 1996, GEIM and GEIC together managed assets in excess of $56 billion.

GEIM and Scottish Equitable Investment Management Limited (“Scottish Equitable”), located at Edinburgh Park, Edinburgh EH12 9SE, Scotland, serve as Co-Sub-Advisers to the International Equity Portfolio of the Fund. Scottish Equitable is a wholly-owned subsidiary of Scottish Equitable plc. Scottish Equitable plc is successor to Scottish Equitable Life Assurance Society, which was founded in Edinburgh in 1831. Like the Investment Adviser, Scottish Equitable is also an indirect wholly-owned subsidiary of AEGON nv. Scottish Equitable has not previously advised a U.S.-registered mutual fund. Scottish Equitable currently provides investment advisory and management services to certain of its affiliates, including Scottish Equitable plc and to external organizations.

The following information is added to page 8 before the section entitled “Investment Experience Information” and represents both the actual annual expenses of the existing Portfolios incurred during 1996, and the estimated annual expenses, as a percentage of average net assets, of the new Portfolios:

Fund Annual Expenses* (as a % of Fund average net assets)

	Money Market Portfolio	Growth Portfolio	Global Portfolio	Bond Portfolio	Short-to- Intermediate Government Portfolio	Emerging Growth Portfolio	Strategic Total Return Portfolio**

Management Fees	0.40%	0.80%	0.80%	0.50%	0.60%	0.80%	0.80%
Other Expenses	0.12%	0.08%	0.19%	0.14%	0.16%	0.14%	0.11%
(After Reimbursement)
Total Fund Annual
Expenses	0.52%	0.88%	0.99%	0.64%	0.76%	0.94%	0.91%

	Aggressive Growth Portfolio	Balanced Portfolio	Growth & Income Portfolio***	Tactical Asset Allocation Portfolio	C.A.S.E. Growth Portfolio	Value Equity Portfolio****

Management Fees	0.80%	0.80%	0.75%	0.80%	0.80%	0.80%
Other Expenses	0.18%	0.17%	0.25%	0.10%	0.20%	0.20%
(After Reimbursement)
Total Fund Annual
Expenses	0.98%	0.97%	1.00%	0.90%	1.00%	1.00%

	International Equity Portfolio****	U.S. Equity Portfolio****

Management Fees	1.00%	0.80%
Other Expenses	0.30%	0.25%
(After Reimbursement)
Total Fund Annual
Expenses	1.30%	1.05%

*

          Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act (“Distribution Plan”) and pursuant to the Plan, has entered into a Distribution Agreement with InterSecurities, Inc. (“ISI”), principal underwriter for the Fund. Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio’s shares, amounts equal to actual expenses associated with distributing a Portfolio’s shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of Distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1997. Prior to ISI’s seeking reimbursement, Policyowners will be notified in advance.

**	Prior to May 1, 1997, this Portfolio was known as Equity-Income.
***	Prior to May 1, 1997, this Portfolio was known as Utility.
****

Because the Value Equity Portfolio commenced operations on May 1, 1996, the percentages set forth as “Other Expenses” and “Total Fund Annual Expenses” are annualized. Because the International Equity and U.S. Equity Portfolios commenced operations on January 2, 1997, the percentages set forth as “Other Expenses” and “Total Fund Annual Expenses” are estimates.

The fifth paragraph on page 52 and continuing on page 53 of the Prospectus under the heading “APPENDIX A - ILLUSTRATION OF BENEFITS” is changed, as follows:

The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense level of 0.93% of the average daily net assets of the Portfolios of the Fund; and (3) all applicable premium expense charges and Cash Value charges. The 0.93% expense level assumes an equal allocation of amounts among the fifteen Sub-Accounts and is based on an average 0.76% investment advisory fee and estimated 1996 average normal operating expenses of 0.17% for each of the Portfolios in operation during 1996. Calculation of the average annual expense level utilized annualized actual audited expenses incurred during 1996 as adjusted for anticipated expense modifications incurring in 1997 for the Money Market (0.52%), Bond (0.64%), Growth (0.88%), Short-to-Intermediate Government (0.76%), Strategic Total Return (formerly, Equity-Income) (0.91%), Emerging Growth (0.94%), Global (0.99%), Aggressive Growth (0.98%), Balanced (0.97%), Growth & Income (formerly, Utility) (1.00%), C.A.S.E. Growth (1.00%), and Tactical Asset Allocation (0.90%). In addition, because the Value Equity Portfolio was not in existence during the full year of 1996 (commencement of operations was May 1, 1996), and the U.S. Equity Portfolio and International Equity Portfolio had not commenced operations as of December 31, 1996, the estimated average annual Portfolio expense level reflects estimated expenses for these three Portfolios at 1.00%, 1.05% and 1.30%, respectively, for 1997. During 1996, Western Reserve had undertaken to pay Fund expenses for each Portfolio to the extent normal operating expenses of a Portfolio exceeded a stated percentage of the Portfolio’s average daily net assets. WRL Management has undertaken until April 30, 1998 to pay expenses to the extent normal operating expenses of a Portfolio exceeds a stated percentage of the Portfolio’s average daily net assets. Taking into account the assumed charges of 1.83%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.83%, 4.17%, and 10.17%.

SUPPLEMENT DATED JANUARY 1, 1997

TO

PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS®

Effective January 1, 1997, WRL Investment Management, Inc. (“WRL Management”), a Florida corporation, will replace Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) as the investment adviser for the WRL Series Fund, Inc. (the “Fund”). WRL Management is a wholly-owned subsidiary of Western Reserve. Throughout the Prospectus, wherever Western Reserve is referred to as the Fund’s investment adviser, Western Reserve will be replaced with WRL Management.

The following information supplements information provided on pages 22, tenth paragraph of the Prospectus under the heading “WESTERN RESERVE, THE SERIES ACCOUNT, AND THE FUND - WRL Series Fund, Inc.”:

WRL Management serves as investment adviser to each Portfolio of the Fund and manages their assets in accordance with policies, programs and guidelines established by the Board of Directors of the Fund.

The following information is modified on page 33, under the heading “CHARGES AND DEDUCTIONS - Charges Against the Series Account” as follows:

Addition of new sub-heading after the fourth paragraph.

Expenses of the Fund

Deletion of sub-heading “Investment Advisory Fee.”

Addition of a new paragraph before the heading “Group or Sponsored Arrangements” as follows:

Effective January 1, 1997, the Fund has adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act (“Distribution Plan”) and pursuant to the Plan, has entered into a Distribution Agreement with InterSecurities, Inc. (“ISI”), principal underwriter for the Fund.

Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio’s shares, amounts equal to actual expenses associated with distributing a Portfolio’s shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1997. Prior to ISI’s seeking reimbursement, Policyowners will be notified in advance.

The attached financials supplement the financial statements included in the May 1, 1996 Prospectus booklet.

SUPPLEMENT DATED MAY 1, 1996

TO

PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Portfolio	Rate
C.A.S.E. Growth	0.80%
Value Equity	0.80%

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account - WRL Series Fund, Inc.”:

Beginning May 1, 1995, the Fund will offer two additional portfolios (“Portfolios”). Also, as of May 1, 1996, the Money Market Portfolio will have a new Sub-Adviser, J.P. Morgan Investment Management Inc. The investment objectives and policies of the new Portfolios are summarized below. There is no assurance that any of the Portfolios will achieve its stated objective. More detailed information, including a description of risks, can be found in the prospectuses for the Portfolios, which should be read carefully.

C.A.S.E. Growth Portfolio:    This Portfolio’s objective is capital growth through investments in small to medium-sized companies.

Value Equity Portfolio:    This Portfolio seeks to achieve maximum, consistent total return with minimum risk to principal by investing primarily in common stocks with above-average statistical value which, in the Sub-Adviser’s opinion, are in fundamentally attractive industries and are undervalued at the time of purchase.

Money Market Portfolio:    This Portfolio’s objective is to obtain maximum current income consistent with preservation of principal and maintenance of liquidity.

Western Reserve continues to serve as investment adviser to each Portfolio of the Fund and manages the assets of each Portfolio in accordance with policies, programs and guidelines established by the Board of Directors of the Fund.

C.A.S.E. Management, Inc. (“C.A.S.E.”), located at 2255 Glades Road, Boca Raton, Florida 33431, is sub-adviser to the C.A.S.E. Growth Portfolio of the Fund. C.A.S.E. is a registered investment advisory firm and a wholly-owed subsidiary of C.A.S.E. Inc. C.A.S.E. Inc. is indirectly controlled by William Edward Lange, President and Chief Executive Officer of C.A.S.E. C.A.S.E. provides investment management services to financial institutions, high net worth individuals, and other professional money managers. Western Reserve and C.A.S.E. will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the C.A.S.E. Growth Portfolio.

NWQ Investment Management Company, Inc. (“NWQ Investment”), located at 655 South Hope Street, 11th Floor, Los Angeles, California 90017, is sub-adviser to the Value Equity Portfolio of the Fund. NWQ Investment was founded in 1982 and is a wholly-owned subsidiary of United Asset Management Corporation. NWQ Investment provides investment management services to institutions and high net worth individuals. As of December 31, 1995, NWQ Investment had over $5.6 billion in assets under management. Western Reserve and NWQ Investment will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Value Equity Portfolio. NWQ Investment’s compensation will be reduced by 50% of the amount paid by Western Reserve on behalf of the Value Equity Portfolio pursuant to any expense limitation or other reimbursement.

J.P. Morgan Investment Management Inc. (“J.P. Morgan”), located at 522 Fifth Avenue, New York, New York 10036, is sub-adviser to the Money Market Portfolio of the Fund. Keith M. Schappert is the President and Chief Executive Officer of J.P. Morgan. J.P. Morgan is a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated. J.P. Morgan provides investment management and related services for corporate, public and union employee benefit funds, foundations, endowments, insurance companies and government agencies. Western Reserve will receive monthly compensation at the current annual rate of 0.40% of the aggregate average daily net assets of the Money Market Portfolio. From this amount, as compensation for its services, J.P. Morgan will receive 0.15% of the average daily net assets of the Money Market Portfolio.

The fifth paragraph on page 52 and continuing on page 53 of the Prospectus under the heading “APPENDIX A - ILLUSTRATION OF BENEFITS” is changed, as follows:

The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense level of 0.87% of the average daily net assets of the Portfolios of the Fund; and (3) all applicable premium expense charges and Cash Value charges. The 0.87% expense level assumes an equal allocation of amounts among the thirteen Sub-Accounts and is based on an average 0.71% investment advisory fee and 1995 average normal operating expenses of 0.16%. Calculation of the average annual expense level utilized actual annual expenses incurred during 1995 as adjusted for anticipated expense modifications incurring in 1996 for the Money Market Sub-Account (0.46%), Bond Sub-Account (0.61%), Growth Sub-Account (0.86%), Short-to-Intermediate Government Sub-Account (0.78%), Equity-Income Sub-Account (0.87%), Emerging Growth Sub-Account (0.91%), Global Sub-Account (0.99%), Aggressive Growth Sub-Account (0.92%), Balanced Sub-Account (0.97%) and Utility Sub-Account (1.00%). Because the Tactical Asset Allocation Sub-Account and C.A.S.E. Growth Sub-Account were not in existence during the full year of 1995 (commencement of operations was January 3, 1995 for the Tactical Asset Allocation Sub-Account and May 1, 1995 for the C.A.S.E. Growth Sub-Account); and the Value Equity Sub-Account had not commenced operations as of December 31, 1995, the annual expense level utilized in the calculation for each of these three Sub-Accounts is estimated to be 1.00% during 1996. During 1995, Western Reserve had undertaken to pay Fund expenses for each Portfolio to the extent normal operating expenses of a Portfolio exceeded a stated percentage of the Portfolio’s average daily net assets. Western Reserve has undertaken until April 30, 1997 to pay expenses to the extent normal operating expenses of a Portfolio exceeds a stated percentage of the Portfolio’s average daily net assets. Taking into account the assumed charges of 1.77%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.77%, 4.23%, and 10.23%. The amounts shown for the Net Surrender Values take into account all of the above charges and, during the first ten Policy years, a contingent surrender charge, which consists of the sales charge under the Policy, a charge for premium taxes charged by various states, and a first year issue charge under the Policy.

SUPPLEMENT DATED JANUARY 3, 1995

TO

PROSPECTUS DATED MAY 1, 1994

WRL FREEDOM SP PLUS

The following information supplements information provided on page 7, fifth paragraph of the Prospectus under the heading “11. What Charges are Assessed in Connection with the Policy?”

Portfolio	Rate

Tactical Asset Allocation	0.80%

The following information supplements information provided on pages 22-23 of the Prospectus under the heading “Investments of the Series Account - WRL Series Fund, Inc.”:

Beginning January 3, 1995, the Fund will offer an additional portfolio (“Portfolio”). The investment objectives and policies of the new Portfolio are summarized below. There is no assurance that the Portfolio will achieve its stated objective. More detailed information, including a description of risks, can be found in the prospectus for the Portfolio, which should be read carefully.

Tactical Asset Allocation Portfolio:     This Portfolio seeks preservation of capital and competitive investment returns by investing primarily in stocks, United States Treasury bonds, notes and bills, and money market funds.

Western Reserve serves as investment adviser to the Fund and manages its assets in accordance with policies, programs and guidelines established by the Board of Directors of the Fund.

Dean Investment Associates, a Division of C.H. Dean and Associates, Inc. (“Dean”) is sub-adviser to the Tactical Asset Allocation Portfolio of the Fund. Dean, located at 2480 Kettering Tower, Dayton, Ohio 45423-2480, is a registered investment adviser with the Securities and Exchange Commission. Dean is wholly-owned by C.H. Dean and Associates, Inc. Founded in 1972, Dean Investments manages portfolios for individuals and institutional clients worldwide. Dean provides a full range of investment advisory services and currently has over $4 billion of assets under management. Western Reserve and Dean will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Tactical Asset Allocation Portfolio. Dean’s compensation will be reduced by 50% of the amount paid by Western Reserve on behalf of the Tactical Asset Allocation Portfolio pursuant to any expense limitation or other reimbursement.

In addition to the Series Account, shares of the Fund are also sold to the WRL Series Annuity Account, a separate account established by Western Reserve for its variable annuity contracts, the PFL Endeavor Variable Annuity Account, a separate account of PFL Life Insurance Company, the ILI Endeavor Variable Annuity Account, a separate account of International Life Investors Insurance Company, and to the AUSA Series Life Account, a separate account of AUSA Life Insurance Company, Inc., all affiliates of Western Reserve. Shares of the Fund may in the future be sold to other separate accounts, including separate accounts established for variable life insurance polices or variable annuity contracts issued by Western Reserve or its affiliates. It is conceivable that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither Western Reserve nor the Fund currently foresees any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners, the Fund’s Board of Directors intends to monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

The fifth paragraph on page 52 and continuing on page 53 of the Prospectus under the heading “APPENDIX A - ILLUSTRATION OF BENEFITS” is changed, as follows:

The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense level of 0.92% of the average daily net assets of the Portfolios of the Fund; and (3) all applicable premium expense charges and Cash Value charges. The 0.92% expense level assumes an equal allocation of amounts among the eleven Sub-Accounts and is based on an average 0.64% investment advisory fee and 1993 average normal operating expenses of 0.28%. Calculation of the average annual expense level utilized actual annual expenses incurred during 1993 for the Money Market Sub-Account (0.64%), Bond Sub-Account (0.66%), Growth Sub-Account (0.87%), and Short-to-Intermediate Government Sub-Account (1.00%). Because the Equity-Income Sub-Account and the Emerging Growth Sub-Account were not in existence during the full year of 1993 (commencement of operations was March 1, 1993); and the Global Sub-Account was not offered through the Policy for the year ended December 31, 1993; and the Balanced Sub-Account, Utility Sub-Account and Aggressive Growth Sub-Account had not commenced operations as of December 31, 1993, the annual expense level utilized in the calculation for each of these six Sub-Accounts is estimated to be 1.00% during 1994. Because the Tactical Asset Allocation Sub-Account did not commence operations until January 3, 1995, the annual expense level utilized in the calculation is estimated to be 0.92%. During 1993, Western Reserve had undertaken to pay Fund expenses for each Portfolio to the extent normal operating expenses of a Portfolio exceeded a stated percentage of the Portfolio*s average daily net assets. Western Reserve has undertaken until April 30, 1995 to pay expenses to the extent normal operating expenses of a Portfolio exceed a stated percentage of the Portfolio*s average daily net assets. Taking into account the assumed charges of 1.82%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.82%, 4.18%, and 10.18%. The amounts shown for the Net Surrender Values take into account all of the above charges and, during the first ten Policy years, a contingent surrender charge, which consists of the sales charge under the Policy, a charge for premium taxes charged by various states, and a first year issue charge under the Policy.

WRL FREEDOM SP PLUS®

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

ISSUED BY

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

201 HIGHLAND AVENUE

LARGO, FLORIDA 34640

(800)624-2975

(813)587-1800

This Prospectus describes WRL Freedom SP Plus®, a Flexible Premium Variable Life Insurance Policy (the “Policy”) offered by Western Reserve Life Assurance Co. of Ohio (“Western Reserve”). The Policy is designed to provide lifetime insurance protection as well as flexibility in connection with premium payments and death benefits. The minimum initial payment is generally $10,000 with a $5,000 minimum initial payment applicable to insureds less than age 20. Thereafter, a Policyowner may, subject to certain restrictions, make additional premium payments and increase or decrease the level of life insurance benefits payable under the Policy. This flexibility allows a Policyowner to provide for changing insurance needs under a single insurance policy.

The Policy provides for a death benefit payable at the insured’s death, and for a net surrender value that can be obtained by completely or partially surrendering the Policy. Net premiums are allocated according to the Policyowner’s directions among the sub-accounts of the WRL Series Life Account (“Series Account”) or to a fixed interest account (“Fixed Account”) or to a combination of both. The amount of the death benefit will never be less than the specified amount of the Policy so long as the Policy remains in force. Under certain circumstances, a higher amount of death benefit will be paid at the death of the insured. Western Reserve will pay to the beneficiary the death benefit minus any indebtedness under the Policy.

The Policy provides for a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after Western Reserve mails or delivers a written notice of withdrawal right to the Policyowner or within 45 days after signing the application, whichever is latest.

The assets of each sub-account of the Series Account will be invested solely in a corresponding portfolio of WRL Series Fund, Inc. (the “Fund”). The Prospectuses for the Fund describes the investment objectives and the risks of investing in the portfolios of the Fund corresponding to the Sub-Accounts currently available under the Policy. The Policyowner bears the entire investment risk for all amounts allocated to the Series Account; there is no guaranteed minimum cash value.

Prior to May 1, 1991, Western Reserve offered certain variable life insurance policies known as “The Executive Equity Protector” and “WRL Freedom Plus” (the “Old Policies”), described in earlier versions of this Prospectus. The terms, provisions, and resulting benefits and values of the Old Policies may vary from those of the Policy described in this Prospectus, in that they have: no fixed account; no monthly administrative charge; different underwriting classifications; and different cost of insurance charges. The Executive Equity Protector also has a different contingent surrender charge and a different premium expense charge on additional premium payments. An owner of an Old Policy receiving this Prospectus should refer to the policy contract to determine its exact terms. Under the Old Policies, net premiums may be allocated and cash values may be transferred to the same sub-accounts of the Series Account as under the Policy.

It may not be to your advantage to replace existing insurance or supplement an existing flexible premium variable life insurance policy with a Policy described in this Prospectus.

Distributions from a Policy including policy loans, surrenders and cash withdrawals may have adverse tax consequences and, prior to age 59 1⁄2, may result in a penalty tax.

Please read this Prospectus and the Prospectuses for the Fund carefully and retain for future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus Dated May 1, 1994

TABLE OF CONTENTS (cont.)

The Policy is not available in all States.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST BE NO RELIED UPON.

DEFINITIONS

Accounts — Allocation options including the Fixed Account and Sub-Accounts of the Series Account.

Attained Age — The Issue Age plus the number of completed Policy years.

Anniversary — The same day and month as the Policy Date for each succeeding year the Policy remains In Force.

Beneficiary — The person or persons specified by the Owner as entitled to receive the death benefit proceeds under the Policy.

Cash Value — The sum of the values in each Sub-Account plus the Policy’s value in the Fixed Account.

Cash Withdrawal — The right of a Policyowner to receive, subject to Policy limitations, a portion of the Net Surrender Value.

Fixed Account — An allocation option other than the Series Account. Part of Western Reserve’s General Account.

Fund — WRL Series Fund, Inc., a registered management investment company in which the assets of the Series Account are invested.

General Account — The assets of Western Reserve other than those allocated to the Series Account or any other separate account.

In Force — Condition under which the coverage is active and the Insured’s life remains insured.

Initial Premium — The amount which must be paid before coverage begins.

Insured — The person upon whose life the Policy is issued.

Issue Age — Issue age refers to the age on the Insured’s birthday nearest the Policy Date.

Lapse — Termination of the Policy at the end of the grace period.

Loan Reserve — A part of the Fixed Account to which amounts are transferred from the Series Account as collateral for Policy loans.

Maturity Date — The date when coverage under the Policy will terminate if the Insured is living and the Policy is In Force.

Monthly Anniversary or Monthiversary — The same date in each succeeding month as the Policy Date. For purposes of the Series Account, whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed to be the next Valuation Date.

Net Surrender Value — The amount payable upon surrender of the Policy equal to the Cash Value less indebtedness and less the then applicable surrender charge.

Net Premium — The portion of the premium available for allocation to either the Fixed Account or the Sub-Accounts of the Series Account equal to the premium paid by the Policyowner less any applicable premium expense charges.

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DEFINITIONS (Continued)

Office — The administrative office of Western Reserve whose mailing address is P. O. Box 5068, Clearwater, Florida 34618—5068.

Policy — The flexible premium variable life insurance policy offered by Western Reserve and described in this Prospectus.

Policy Date — The date set forth in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. The Policy Date is used to determine Policy years and Policy Months. Policy Anniversaries are measured from the Policy Date.

Policy Month — A month beginning on the Monthly Anniversary.

Policyowner (“Owner”) — The person who owns the Policy.

Portfolio — A separate investment portfolio of the Fund.

Record Date — The date the Policy is recorded on the books of the Company as an In Force Policy.

Series Account — WRL Series Life Account, a separate investment account established by Western Reserve to receive and invest the net premiums allocated under the Policy.

Specified Amount — The minimum death benefit payable under the Policy as long as the Policy remains In Force. The death benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

Sub-Account — A sub-division of the Series Account. Each Sub-Account invests exclusively in the shares of a specified Portfolio of the Fund.

Surrender — The right of a Policyowner to voluntarily terminate the Policy and receive the entire Net Surrender Value.

Termination — Condition when the Insured’s life is no longer insured under the coverage provided.

Valuation Date — Each day on which the net asset value of the Fund is determined.

Valuation Period — The period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business of the next succeeding Valuation Date.

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INTRODUCTION

1.	What is the Difference Between the Policy and a Conventional Fixed Benefit Life Insurance Policy?

Like conventional fixed-benefit life insurance, as long as the Policy remains In Force, the Policy will provide for: (1) the payment of a minimum death benefit to a Beneficiary upon the Insured’s death; (2) the accumulation of Cash Value; and (3) surrender rights and Policy loan privileges.

The Policy differs from conventional fixed-benefit life insurance by allowing Policyowners to allocate net premiums to one or more Sub-Accounts of the Series Account, or to the Fixed Account, or to a combination of both. Each Sub-Account invests in a designated Portfolio of the Fund. The amount and/or duration of the life insurance coverage and the Cash Value of the Policy are not guaranteed and may increase or decrease depending upon the investment experience of the Series Account. Accordingly, the Policyowner bears the investment risk of any depreciation in value of the underlying assets of the Series Account but reaps the benefits of any appreciation in value. (See Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 28.)

Unlike conventional fixed benefit life insurance, a Policyowner also has the flexibility, subject to certain restrictions (see Premiums - Premium Limitations, p. 26), to make additional premium payments and to adjust the death benefits payable under the Policy by increasing or decreasing the Specified Amount. Thus, unlike conventional fixed-benefit life insurance, the Policy does not require a Policyowner to adhere to a fixed premium schedule. The minimum Initial Premium is generally $10,000 ($5,000 in the case of Insureds less than age 20), except under certain circumstances. (See Payment and Allocation of Premiums - Partial Payment Procedure, p. 26.) Thereafter, the failure to make additional payments will not itself cause the Policy to lapse. Conversely, making additional premium payments will not guarantee that the Policy will remain In Force. Lapse will only occur when Net Surrender Value is insufficient to pay certain charges deducted on the Monthly Anniversary, and a grace period expires without sufficient additional premium payments by the Policyowner. (See Policy Lapse and Reinstatement - Lapse, p. 29.)

2.	What Death Benefit Options are Available under the Policy?

The Policy provides for the payment of benefits upon the death of the Insured. The Policy contains two death benefit options. Under Death Benefit Option A, the death benefit is the greater of the Specified Amount of the Policy or a specified percentage times the Cash Value of the Policy on the date of death of the Insured. Under Death Benefit Option B, the death benefit is the greater of the Specified Amount of the Policy plus the Cash Value of the Policy on the date of death of the Insured or a specified percentage of Cash Value of the Policy on the date of death of the Insured. So long as the Policy remains In Force, the minimum death benefit payable under either option will be the current Specified Amount. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges, and increased by any additional insurance benefits added by rider and any unearned loan interest. Policyowners will be able to select from a range of Specified Amounts based on the size of their initial payment. Under Western Reserve’s current rules, the minimum Specified Amount for a Policy at issue is the amount of insurance which the $10,000 minimum initial payment ($5,000 in the case of Insureds less than age 20) will purchase based on the Insured’s age, sex, and rate class and certain guidelines set forth in the Internal Revenue Code.

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The maximum Specified Amount for a particular Initial Premium payment is generally the amount of insurance which would remain In Force for a 20-year period based on certain assumptions.

Optional insurance benefits offered under the Policy include a children’s insurance rider; an other insured rider; an accidental death benefit rider; an option to increase specified amount rider; a disability waiver rider; a disability waiver and income rider; and a primary insured rider. (See Optional Cash Value Charges - Optional Insurance Benefits, p. 32.) The cost of these optional insurance benefits will be deducted from Cash Value as part of the monthly deduction. (See Charges and Deductions - Cash Value Charges, p. 31.)

Benefits under the Policy may be paid in a lump sum or under one of the settlement options set forth in the Policy. (See Payment of Policy Benefits - Settlement Options, p. 37.)

3.	How May the Amount of the Death Benefit and Cash Value Vary?

Under either death benefit option, as long as the Policy remains In Force, the death benefit will not be less than the current Specified Amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The death benefit may, however, exceed the Specified Amount under certain circumstances. The amount by which the death benefit exceeds the Specified Amount depends upon the option chosen and the Cash Value of the Policy. (See Policy Benefits - Death Benefit, p. 16.)

The Policy’s Cash Value in the Series Account will reflect the amount and frequency of premium payments, the investment experience of the chosen Sub-Accounts of the Series Account, any Cash Withdrawals, and any charges imposed in connection with the Policy. The entire investment risk for amounts allocated to the Series Account is borne by the Policyowner; Western Reserve does not guarantee a minimum Cash Value. (See Policy Benefits - Cash Value, p. 20.)

4.	What Flexibility Does a Policyowner Have to Adjust the Amount of the Death Benefit?

The Policyowner has significant flexibility to adjust the death benefit payable by increasing or decreasing the Specified Amount of the Policy. No increase in the Specified Amount may be requested during the first Policy year and no decrease may be requested during the first two Policy years. Any increase in the Specified Amount will require additional evidence of insurability satisfactory to Western Reserve (see Policy Benefits - Death Benefit, p. 16), and will result in additional charges. (See Cash Value Charges - Cost of Insurance, p. 28.) Also, the Policyowner may change the death benefit option once each Policy year after the first Policy year. (See Death Benefit - Change in Death Benefit Option, p. 19.)

5.	How Long Will the Policy Remain in Force?

The Policy will lapse only when Net Surrender Value is insufficient to pay the monthly deduction (see Charges and Deductions - Cash Value Charges, p. 31), and a grace period expires without a sufficient payment by the Policyowner. The Policy, therefore, differs in two important respects from a conventional life insurance policy. First, the failure to make additional premium payments will not automatically cause the Policy to Lapse. Second, the Policy can Lapse even if additional premium payments have been made if Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. Thus, the payment of premiums in any amount does not guarantee that the Policy will remain In Force until the Maturity Date. If the Insured is alive and the Policy is In Force on the Maturity Date, which is the Insured’s 95th birthday, the Policy will then terminate and no longer be In Force. The Net Surrender Value as of the Maturity Date will be paid to the Policyowner.

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6.	How are Premiums Allocated?

The Policyowner determines in the application how premiums are to be allocated among the Sub-Accounts of the Series Account, each of which invests in shares of a designated Portfolio of the Fund, to the Fixed Account, or to a combination of both. The Policyowner may change the allocation for future premiums at any time by providing Western Reserve with written notification. Each Portfolio has a different investment objective. (See Investments of the Series Account - WRL Series Fund, Inc., p. 21.)

The entire Initial Premium payment is available for allocation among the Sub-Accounts of the Series Account. The portion of any additional premium payments available for allocation (“net premium”) equals the premium paid less the premium expense charges. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

7.	Are Transfers Permitted Among the Accounts?

Yes. A Policyowner may transfer amounts among the Sub-Accounts of the Series Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts subject to certain restrictions. (See the Fixed Account - Allocations and Withdrawals, p. 42.) Western Reserve reserves the right to impose a charge of $10 for each transfer following the first twelve transfers made during any Policy year. However, Western Reserve does not currently impose a charge for transfers, regardless of the number made. (See Allocation of Premiums and Cash Value - Transfers, p. 28.)

8.	Is there a “Free-Look” Period?

Yes, the Policy provides for a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after Western Reserve mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days after signing the application, whichever is the latest. Certain states require a Free-Look period longer than 10 days, either for all Policyowners or for certain classes of Policyowners. In most states, Western Reserve will refund the value of the amounts allocated to the accounts plus any charges previously deducted. (See Policy Rights - Examination of Policy Privilege, p. 37.)

9.	May the Policy be Surrendered?

Yes, the Policyowner may totally surrender the Policy at any time and receive the Net Surrender Value of the Policy which equals the Policy’s Cash Value less indebtedness and less the then applicable surrender charge plus any unearned loan interest. (See Charges and Deductions - Contingent Surrender Charge, p. 30.) Subject to certain limitations, the Policyowner may also make Cash Withdrawals from the Policy at any time after the first Policy year and prior to the Maturity Date. (See Policy Rights - Surrender Privileges, p. 36.) A charge on Cash Withdrawals will be deducted equal to the lesser of $25.00 or 2% of the amount of each Cash Withdrawal. (See Optional Cash Value Charges - Cash Withdrawals, p. 33.) If Death Benefit Option A is in effect, Cash Withdrawals will reduce the Policy’s Specified Amount by the amount of the Cash Withdrawal.

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10.	What is the Loan Privilege?

After the first Policy Anniversary, a Policyowner may obtain a Policy loan in an amount which is not greater than 90% of the Cash Value, less any surrender charge and already outstanding Policy loan.

The interest rate on a loan is 7.4% payable annually in advance. The requested loan amount plus interest in advance will be transferred from the Series Account to the Loan Reserve and credited with guaranteed interest at a rate of 4% per year. Western Reserve may from time to time, and in its sole discretion, credit the Loan Reserve with additional interest at a rate higher than 4% per year. The Loan Reserve is currently being credited with a rate higher than 4% per year. The minimum loan amount is generally $500. (See Policy Rights - Loan Privileges, p. 34.) Upon repayment of a loan, amounts in the Loan Reserve in excess of the outstanding value of the loan are currently transferred to the accounts in the same manner as net premium allocations; however, Western Reserve may in the future require these amounts to be transferred to the Fixed Account. (See The Fixed Account, p. 41.)

A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1⁄2, is attributable to the Owner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s Beneficiary. (See Federal Tax Matters, p. 43.)

There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 44.)

11.	What Charges are Assessed in Connection with the Policy?

The first two charges are charges on premiums. One is a charge that is a percent of the Initial Premium and is taken out of Cash Value only upon Surrender of a Policy during the first 10 Policy years. The other is a percent of any subsequent premium payments and is taken from those payments.

No amount will be deducted from the Initial Premium prior to allocation to the Sub-Account of the Series Account investing in the Money Market Portfolio. If a Policy is surrendered prior to the end of the tenth Policy year, a contingent surrender charge (including a contingent deferred sales charge) will be deducted from the Policy’s Cash Value equal to 9% of the Initial Premium in the first year and grading down to 0% over the first ten Policy years. The contingent surrender charge partially reimburses Western Reserve for premium taxes and other expenses associated with the issuance and distribution of the Policy. (See Charges and Deductions - Contingent Surrender Charge, p. 30.)

A charge of 8.5% will be deducted from any premium payments made after the Initial Premium payment. 6% is a sales charge to compensate Western Reserve for distribution expenses associated with the Policy. 2.5% is a premium tax charge to compensate Western Reserve for premium taxes associated with the Policy. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

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Western Reserve charges the Sub-Accounts of the Series Account for the mortality and expense risks Western Reserve assumes. The charge is made daily at an effective annual rate of .90% of the average daily net assets of each Sub-Account of the Series Account. (See Charges and Deductions - Charges Against the Series Account, p. 33.)

An investment advisory charge is imposed on each applicable Portfolio of the Fund at a current annual rate stated as a percentage of the aggregate average daily net assets of the Portfolio as follows:

Portfolio	Rate
Money Market	0.50%
Growth	0.80%
Bond	0.50%
Global	0.80%
Short-to-Intermediate Government	0.60%
Emerging Growth	0.80%
Equity-Income	0.80%
Balanced	0.80%
Utility	0.75%
Aggressive Growth	0.80%

(See Investments of the Series Account - WRL Series Fund, Inc., p. 21.)

Cost of insurance charges and a $5.00 monthly administrative charge will be deducted monthly from the Cash Value of each Policy to compensate Western Reserve for the cost of insurance and the cost of administering the Policy. (See Charges and Deductions - Cash Value Charges, p. 31.)

Optional Cash Value charges will be deducted from the Policy as a result of Policyowner changes or elections made to the Policy. Optional Cash Value charges would include charges for: optional insurance benefits, certain Cash Value transfers, increases in the Specified Amount of the Policy and Cash Withdrawals. (See Charges and Deductions - Optional Cash Value Charges, p. 32.)

No charges are currently made from the Series Account for Federal or state income taxes. Should Western Reserve determine that such taxes may be imposed, the Company may make deductions from the Series Account to pay the taxes. (See Federal Tax Matters, p. 43.)

12.	May the Policyowner Make Additional Premium Payments?

Yes, additional premium payments may be made after the first Policy year. Under Western Reserve’s current rules, the minimum additional payment amount is $1,000. Western Reserve reserves the right to limit additional premium payments to once each Policy year. Certain charges will be deducted from each additional premium payment. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

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13.	What are the Federal Income Tax Consequences of Purchasing a Policy?

At present, there is only limited guidance for determining whether a Policy meets the requirements prescribed by tax legislation for tax treatment as a life insurance contract under Section 7702 of the Internal Revenue Code. With respect to a Policy that is issued on the basis of a rate class using non-smoker ultimate select, non-smoker select, smoker ultimate standard or smoker standard guaranteed rates, while there is some uncertainty due to the limited guidance on Section 7702, Western Reserve nonetheless believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard rate class, there is even less guidance to determine whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not qualify as a life insurance contract, Western Reserve will take whatever steps are appropriate and reasonable to attempt to have such a Policy comply with Section 7702. For these reasons, Western Reserve reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, Western Reserve believes that the Death Benefit paid under the Policy generally should be fully excludable from the gross income of the Beneficiary for Federal income tax purposes. Moreover, the Owner should not be deemed in constructive receipt of Cash Values under a Policy until there is a distribution from the Policy.

For most policies, Policy loans, and loans secured by a Policy, surrenders, and maturity benefits will be treated first as distributions of taxable income to the extent of any gain and then as a return of the basis or investment in the Policy. In addition, prior to age 59 1⁄2 any distributions of gains generally will be subject to a 10% penalty tax. For further elaboration on the tax consequences of a Policy, see Federal Tax Matters, p. 43.

INVESTMENT EXPERIENCE INFORMATION

The information provided in this section shows the historical investment experience of the Fund and hypothetical illustrations of the Policy based on the historical investment experience of the Fund. It does not represent or project future investment performance.

The Series Account and the Fund commenced operations on October 2, 1986. The rates of return shown below depict the actual investment experience of each Portfolio of the Fund for the periods shown. The illustrations of death benefits, Cash Values and Net Surrender Values shown below depict these Policy features for a hypothetical Policy as if it had been purchased on January 1, 1987 by an Insured in the age and risk classes indicated, based on the historical investment experience of the Portfolio indicated since January 1, 1987. The actual rate of return in each calendar year was assumed to be uniformly earned throughout that year.

Rates of Return

The rates of return shown below are based on the actual investment performance, after the deduction of investment management fees and direct Fund expenses, of the Portfolios of the Fund. The rates are average annual compounded rates of return for the periods ending on December 31, 1993. (See Investments of the Series Account - WRL Series Fund, Inc., p. 21.)

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These rates of return figures do not reflect the annual charge against the assets of the Series Account of .90% for mortality and expense risks. These rates of return figures also do not reflect the charges deducted from premiums, monthly deductions from Cash Value, or surrender charges. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31; Contingent Surrender Charge, p. 30; and Cash Value Charges, p. 31.) Accordingly, these rates of return do not illustrate how actual investment performance will affect benefits under the Policies. (See, however, Death Benefit, Cash Value and Net Surrender Value Illustrations, on p. 9.) Moreover, these rates of return are not an estimate, projection or guarantee of future performance.

Also shown are comparable figures for the unmanaged Standard and Poor’s Index of 500 Common Stocks, a widely used measure of stock market performance.

Average Annual Compounded Rates of Return

for the Periods Ended on December 31, 1993

Fund Portfolio	Inception*	5 Years	3 Years	1 Year
Growth	18.04%	20.06%	19.36%	3.97%
Bond	8.89%	11.88%	12.90%	13.38%
Money Market	5.13%	5.15%	3.57%	2.45%
Global	34.08%	N/A	N/A	35.05%
Short-to-Intermediate Government	4.67%	N/A	N/A	4.58%
Standard & Poor’s Index of 500 Common Stocks	13.76%	14.50%	15.59%	10.07%

*	The Growth, Bond and Money Market Portfolios of the Fund commenced operations on October 2, 1986. The Global and Short-to-Intermediate Government Portfolios commenced operations on December 3, 1992.

Because the Emerging Growth Portfolio and Equity-Income Portfolio commenced operations on March 1, 1993, and the Balanced Portfolio, Utility Portfolio and Aggressive Growth Portfolio had not yet commenced operations as of December 31, 1993, the above chart does not reflect rates of return for these Portfolios.

Additional information regarding the investment performance of the Portfolios of the Fund appears in the attached Fund Prospectuses.

Death Benefit, Cash Value and Net Surrender Value Illustrations

In order to demonstrate how the actual investment experience of the Portfolios will affect the Option A and Option B death benefits, the Policy Cash Value and Net Surrender Value, the following hypothetical illustrations are based on the actual investment experience of each Portfolio as if the Policy had been available for sale and issued on January 1, 1987. The actual rate of return in each calendar year was assumed to be uniformly earned throughout that year. These illustrations do not represent what may happen in the future.

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The illustrations show Options A and B based on the payment of an Initial Premium of $10,000 at issue, and a Specified Amount of $31,000 for a male age 55. The illustrations also assume that the Insured is placed in Western Reserve’s non-smoker Ultimate Select underwriting rate class. (See Cash Value Charges - Cost of Insurance, p. 31.) The illustrations also assume that the Policy’s entire Cash Value is allocated to the Sub-Account corresponding to the Portfolio shown.

The amounts shown for death benefits, Cash Values and Net Surrender Values take into account all charges and deductions from the Policy, the Series Account and the Fund (see Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31, Charges Against the Series Account, p. 33, and Investments of the Series Account - WRL Series Fund, Inc., p. 219).

For each Portfolio of the Fund, one illustration is based on the guaranteed cost of insurance rates, the other illustration is based on the current cost of insurance rates. These examples of Policy performance are for the specific age, sex, rate class, premium payment pattern and policy set forth above. The amount and timing of premium payments would affect individual Policy benefits as would any withdrawals or loans.

This Prospectus also contains illustrations based on assumed rates of return. See Appendix A, page 52.

The following examples show how the hypothetical net return of the Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. These examples assume that the net premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

GROWTH PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Current Charges

Policy Anniversary on January 1 of	Death Benefit		Cash Value		Net Surrender Value
	Option A	Option B	Option A	Option B	Option A	Option B
1988	$31,000	$41,844	$10,907	$10,844	$10,007	$9,944
1989*	31,000	43,252	12,403	12,252	11,603	11,452
1990*	31,000	48,823	18,171	17,823	17,371	17,023
1991*	31,000	48,010	17,481	17,010	16,781	16,310
1992*	37,093	57,709	27,681	26,709	26,981	26,009
1993*	36,305	57,728	27,927	26,728	27,427	26,228
1994*	36,413	57,989	28,448	26,989	28,048	26,589

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

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GROWTH PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Guaranteed Charges

Policy Anniversary	Death Benefit		Cash Value		Net Surrender Value
on January 1 of	Option A	Option B	Option A	Option B	Option A	Option B
1988	$31,000	$41,778	$10,864	$10,778	$9,964	$9,878
1989*	31,000	43,096	12,302	12,096	11,502	11,296
1990*	31,000	48,489	17,965	17,489	17,165	16,689
1991*	31,000	47,599	17,241	16,599	16,541	15,899
1992*	36,523	56,929	27,256	25,929	26,556	25,229
1993*	35,710	56,836	27,469	25,836	26,969	25,336
1994*	35,777	56,952	27,950	25,952	27,550	25,552

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

The following examples show how the hypothetical net return of the Bond Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. These examples assume that net premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

BOND PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Current Charges

Policy Anniversary	Death Benefit		Cash Value		Net Surrender Value
on January 1 of	Option A	Option B	Option A	Option B	Option A	Option
B
1988	$31,000	$40,265	$9,320	$9,265	$8,420	$8,365
1989*	31,000	40,557	9,676	9,557	8,876	8,757
1990*	31,000	41,663	10,874	10,663	10,074	9,863
1991*	31,000	42,006	11,315	11,006	10,615	10,306
1992*	31,000	43,425	12,892	12,425	12,192	11,725
1993*	31,000	43,958	13,587	12,958	13,087	12,458
1994*	31,000	44,996	14,844	13,996	14,444	13,596

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

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BOND PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Guaranteed Charges

Policy Anniversary	Death Benefit		Cash Value		Net Surrender Value
on January 1 of	Option A	Option B	Option A	Option B	Option A	Option B
1988	$31,000	$40,205	$9,278	$9,205	$8,378	$8,305
1989*	31,000	40,417	9,578	9,417	8,778	8,617
1990*	31,000	41,414	10,701	10,414	9,901	9,614
1991*	31,000	41,650	11,071	10,650	10,371	9,950
1992*	31,000	42,908	12,541	11,908	11,841	11,208
1993*	31,000	43,298	13,145	12,298	12,645	11,798
1994*	31,000	44,135	14,276	13,135	13,876	12,735

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

The following examples show how the hypothetical net return of the Money Market Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. These examples assume that net premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

MONEY MARKET PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Current Charges

Policy Anniversary	Death Benefit		Cash Value		Net Surrender Value
on January 1 of	Option A	Option B	Option A	Option B	Option A	Option B
1988	$31,000	$41,277	$10,337	$10,277	$9,437	$9,377
1989*	31,000	41,563	10,694	10,563	9,894	9,763
1990*	31,000	42,038	11,255	11,038	10,455	10,238
1991*	31,000	42,446	11,767	11,446	11,067	10,746
1992*	31,000	42,615	12,051	11,615	11,351	10,915
1993*	31,000	42,622	12,081	11,622	11,581	11,122
1994*	31,000	42,446	12,013	11,446	11,613	11,046

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

12

MONEY MARKET PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Guaranteed Charges

Policy Anniversary	Death Benefit		Cash Value		Net Surrender Value
on January 1 of	Option A	Option B	Option A	Option B	Option A	Option B
1988	$31,000	$41,213	$10,294	$10,213	$9,394	$9,313
1989*	31,000	41,419	10,597	10,419	9,797	9,619
1990*	31,000	41,799	11,095	10,799	10,295	9,999
1991*	31,000	42,100	11,537	11,100	10,837	10,400
1992*	31,000	42,155	11,747	11,155	11,047	10,455
1993*	31,000	41,950	11,704	10,950	11,204	10,450
1994*	31,000	41,621	11,550	10,621	11,150	10,221

*	Benefits and values include only premiums paid during previous Policy years, and do not include premiums to be paid at the beginning of the current Policy year.

The following examples show how the hypothetical net return of the Global Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1993, if the Global Portfolio had been offered through the Policy as of January 1, 1993. These examples assume that net premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

GLOBAL PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Current Charges

Policy Anniversary	Death Benefit		Cash Value		Net Surrender Value
on January 1 of	Option A	Option B	Option A	Option B	Option A	Option B
1994	$31,000	$44,083	$13,160	$13,083	$12,260	$12,183

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GLOBAL PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Guaranteed Charges

Policy Anniversary	Death Benefit		Cash Value		Net Surrender Value
on January 1 of	Option A	Option B	Option A	Option B	Option A	Option B
1994	$31,000	$44,010	$13,113	$13,010	$12,213	$12,110

The following examples show how the hypothetical net return of the Short-to-Intermediate Government Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1993, if the Short-to-Intermediate Government Portfolio had been offered through the Policy as of January 1, 1993. These examples assume that net premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

SHORT-TO-INTERMEDIATE GOVERNMENT PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Current Charges

Policy Anniversary	Death Benefit		Cash Value		Net Surrender Value
on January 1 of	Option A	Option B	Option A	Option B	Option A	Option B
1994	$31,000	$41,088	$10,148	$10,088	$9,248	$9,188

SHORT-TO-INTERMEDIATE GOVERNMENT PORTFOLIO

Male, Issue Age 55, $10,000 Initial Premium

($31,000 Specified Amount, Non-Smoker Ultimate Select Risk)

Based on Guaranteed Charges

Policy Anniversary	Death Benefit		Cash Value		Net Surrender Value
on January 1 of	Option A	Option B	Option A	Option B	Option A	Option B
1994	$31,000	$41,025	$10,105	$10,025	$9,205	$9,125

Because the Emerging Growth and Equity-Income Portfolios commenced operations on March 1, 1993, and the Aggressive Growth, Balanced and Utility Portfolios commenced operations on March 1, 1994, there are no hypothetical illustrations for these Portfolios.

14

Other Performance Data

Western Reserve may compare the performance of each Sub-Account in advertising and sales literature to the performance of other variable life insurance policies in general or to the performance of particular types of variable life insurance policies investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Sub-Accounts whose performance is reported by Lipper Analytical Services, Inc. (“Lipper”) and Morningstar, Inc. (“Morningstar”) or reported by other services, companies, individuals or other industry or financial publications of general interest, such as Forbes, Money, The Wall Street Journal, Business Week, Barron’s, Changing Times and Fortune. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance policies in each of the major categories of investment objectives on an industry-wide basis.

Lipper’s and Morningstar’s rankings include variable annuity contracts as well as variable life insurance policies. The performance analysis prepared by Lipper and Morningstar rank such contracts and policies on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration.

Western Reserve may also compare the performance of each Sub-Account in advertising and sales literature to the Standard & Poor’s Index of 500 Common Stocks, a widely used measure of stock market performance, or other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but usually do not reflect any “deduction” for the expense of operating or managing an investment portfolio.

In addition, Western Reserve may, as appropriate, compare each Sub-Account’s performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed “market basket” of certain specified goods and services. Similar comparisons of Sub-Account performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account performance may be compared with Donoghue Money Market Institutional Averages (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

WESTERN RESERVE AND THE SERIES ACCOUNT

Western Reserve Life Assurance Co. of Ohio

Western Reserve was originally incorporated under the laws of Ohio on October 1, 1957. Western Reserve is engaged in the business of writing life insurance policies and annuity contracts. Western Reserve is admitted to do business in 49 states and the District of Columbia. The Office of Western Reserve is located in Largo, Florida; however, the mailing address is P.O. Box 5068, Clearwater, FL 34618-5068. Western Reserve is a wholly-owned subsidiary of First AUSA Life Insurance Company (“First AUSA”), a stock life insurance company which is wholly-owned by AEGON USA, Inc. (“AEGON”). AEGON is a financial services holding company whose primary emphasis is on life and health insurance and annuity and investment products. AEGON is a wholly-owned indirect subsidiary of AEGON nv, a Netherlands corporation, which is a publicly traded international insurance group.

15

Published Ratings of Western Reserve. Western Reserve may from time to time publish in advertisements, sales literature and reports to Policyowners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company (“A.M. Best”). Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Insurance Rating Services, and Duff & Phelps. A.M. Best’s and Moody’s ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor’s and Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company’s financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer’s ability to meet non-policy obligations (i.e., debt/commercial paper).

The Series Account

WRL Series Life Account (“Series Account”) was established by Western Reserve as a separate account on July 16, 1985. The Series Account meets the definition of a “separate account” under the Federal securities laws. The Series Account will receive and invest the net premiums paid under this Policy and other flexible premium variable life insurance policies issued by Western Reserve.

Although the assets of the Series Account are the property of Western Reserve, the Code of Ohio, under which the Series Account was established, provides that the assets in the Series Account attributable to the Policies are not chargeable with liabilities arising out of any other business which Western Reserve may conduct. The assets of the Series Account of Western Reserve shall, however, be available to cover the liabilities of the General Account of Western Reserve to the extent that the Series Account’s assets exceed its liabilities arising under the Policies supported by it.

The Series Account is currently divided into ten Sub-Accounts. Each Sub-Account invests exclusively in shares of a single Portfolio of the Fund. Income and both realized and unrealized gains or losses from the assets of each Sub-Account of the Series Account are credited to or charged against that Sub-Account without regard to income, gains or losses from any other Sub-Account of the Series Account or arising out of any other business Western Reserve may conduct.

POLICY BENEFITS

Death Benefit

Policyowners designate in the initial application one of two death benefit options offered under the Policy: Death Benefit Option A (“Option A”) and Death Benefit Option B (“Option B”). As long as the Policy remains In Force (see Policy Lapse and Reinstatement - Lapse, p. 29), Western Reserve will, upon receiving due proof of the Insurerd’s death, pay the death benefit proceeds of a Policy to the named Beneficiary in accordance with the designated death benefit option. The amount of the death benefit proceeds payable will be determined at the end of the Valuation Period during which the Insured dies. The proceeds may be paid in a lump sum or under one or more of the settlement options set forth in the Policy. (See Payment of Policy Benefits - Settlement Options, p. 37.) Western Reserve guarantees that so long as the Policy remains In Force (see Policy Lapse and Reinstatement - Lapse, p. 29), the death benefit proceeds under either option will never be less than the Specified Amount of the Policy but the proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. These proceeds will be increased by any additional insurance In Force provided by rider and any unearned loan interest.

16

Option A. The death benefit is the greater of the Specified Amount of the Policy or the applicable percentage (the “limitation percentage”) times the Cash Value on the date of death. The limitation percentage is 250% for an Insured age 40 or below on the Policy Anniversary prior to the date of death. For an Insured with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the following Limitation Percentage Table. Accordingly, under Option A the death benefit will remain level unless the limitation percentage times the Cash Value exceeds the Specified Amount, in which case the amount of the death benefit will vary as the Cash Value varies.

Illustration of Option A. For purposes of this illustration, assume that the Insured’s Attained Age is under 40 and that there is no outstanding indebtedness. Under Option A, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of Cash Value, any time the Cash Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Cash Value above $20,000 will increase the death benefit by $2.50.

Similarly, so long as Cash Value exceeds $20,000, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, the Cash Value multiplied by the limitation percentage is less than the Specified Amount, the death benefit will equal the Specified Amount of the Policy.

Limitation Percentage Table

Attained Age	Applicable Percentage
40 and under	250%
41 through 45	250% minus 7% for each age over age 40
46 through 50	215% minus 6% for each age over age 45
51 through 55	185% minus 7% for each age over age 50
56 through 60	150% minus 4% for each age over age 55
61 through 65	130% minus 2% for each age over age 60
66 through 70	120% minus 1% for each age over age 65
71 through 75	115% minus 2% for each age over age 70
76 through 90	105%
91 through 95	105% minus 1% for each age over age 90

Option B. The death benefit is equal to the greater of the Specified Amount plus the Cash Value of the Policy or the limitation percentage times the Cash Value on or prior to the date of death. The applicable percentage is 250% for an Insured age 40 or below on the Policy Anniversary prior to the date of death. For Insureds with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the Limitation Percentage Table above. Accordingly, under Option B the amount of the death benefit will always vary as the Cash Value varies.

Illustration of Option B. For purposes of this illustration, assume that the Insured is under the age of 40 and that there is no outstanding indebtedness. Under Option B, a Policy with a Specified Amount of $50,000 will generally pay a death benefit of $50,000 plus Cash Value. Thus, for example, a Policy with a Cash Value of $10,000 will have a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least 250% of Cash Value. As a result, if the Cash Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Cash Value. Each additional dollar of Cash Value above $33,333 will increase the death benefit by $2.50.

17

Similarly, any time Cash Value exceeds $33,333, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, Cash Value multiplied by the limitation percentage is less than the Specified Amount plus the Cash Value, then the death benefit will be the Specified Amount plus the Cash Value of the Policy.

Choosing Death Benefit Option A or Option B. As described above and assuming the death benefit is not being determined by reference to the limitation percentage, Option A will provide a Specified Amount of death benefit which does not vary with changes in Cash Value. Thus, under Option A, as Cash Value increases, Western Reserve’s net amount at risk under the Policy will decline. In contrast, Option B involves a constant net amount at risk, again assuming that the death benefit is not being determined by reference to the limitation percentage. Therefore, assuming positive investment experience, the cost of insurance deduction under a Policy with an Option A death benefit will be less than under a corresponding policy with an Option B death benefit. Because of this, if investment performance is positive, Cash Value under Option A will increase faster than under Option B but the total death benefit under Option B will generally be greater. Thus, Option A could be considered more suitable for Policyowners whose goal is increasing Cash Values based upon positive investment experience, while Option B could be considered more suitable for Policyowners whose goal is increasing death benefits.

Change in Specified Amount. Subject to certain limitations, a Policyowner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount may affect the net amount at risk, which may affect a Policyowner’s cost of insurance charge. (See Cash Value Charges - Cost of Insurance, p. 31.) A change in Specified Amount could also have Federal income tax consequences. (See Federal Tax Matters, p. 43.)

Decreases. Any decrease in the Specified Amount will become effective on the Monthly Anniversary date on or following receipt of a written request from the Policyowner by Western Reserve. No requested decrease in the Specified Amount will be permitted during the first two Policy years. The Specified Amount remaining In Force after any requested decrease may not be less than the minimum Specified Amount set forth in the Policy. If, following the decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (see Premiums - Premium Limitations, p. 26), the decrease may be limited (or, if the Policyowner so elects, Cash Value may be returned to the Policyowner) to the extent necessary to meet these requirements.

Increases. For an increase in the Specified Amount, written application must be submitted. Western Reserve will also require that additional evidence of insurability be submitted. Western Reserve reserves the right to decline any increase request. Any increase will become effective on the effective date shown on an endorsement to the Policy. The effective date of the increase will be the Monthly Anniversary on or following written approval of the increase by Western Reserve. No increase in the Specified Amount will be permitted during the first Policy year. Under Western Reserve’s current rules, the increase may not be less than $10,000. An increase need not be accompanied by an additional premium, but there must be sufficient Net Surrender Value to cover the next monthly deduction after the increase becomes effective, which will include an administrative fee for processing the increase. (See Charges and Deductions - Optional Cash Value Charges, p. 32.)

Corridor Percentage. If, pursuant to the requirements of the Internal Revenue Code of 1986, as amended, the death benefit under a Policy is determined by reference to the limitation percentage discussed above, the Policy is described as “in the corridor,” and an increase in the Cash Value of the Policy will increase the net amount at risk assumed by Western Reserve and consequently increase the cost of insurance deducted from the Cash Value of the Policy.

18

Insurance Protection. A Policyowner may increase or decrease the pure insurance protection provided by a Policy (i.e., the difference between the death benefit and the Cash Value) in one of several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, making additional premium payments, and, to a lesser extent, making a Cash Withdrawal from the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

(a)	A decrease in the Specified Amount will, subject to the limitation percentage (see Policy Benefits - Death Benefit, p. 16), in general decrease the insurance protection and the charges under the Policy without reducing the Cash Value.

(b)	If Option A is elected, an increased level of premium payments also will reduce the pure insurance protection, until the limitation percentage times the Cash Value exceeds the Specified Amount. Furthermore, increased premiums should increase the amount of funds available to keep the Policy In Force.

(c)	A Cash Withdrawal will reduce the death benefit. (See Surrender Privileges - Cash Withdrawals, p. 36.) However, it has no effect on the amount of pure insurance protection and charges under the Policy, unless the death benefit payable is governed by the limitation percentages.

(d)	An increase in the Specified Amount may increase the amount of pure insurance protection, depending on the amount of Cash Value and the resultant limitation percentage. If the insurance protection is increased, the Policy charges generally will increase as well.

Change in Death Benefit Option. Generally, the death benefit option in effect may be changed by the Policyowner once each Policy year after the first Policy year by sending Western Reserve a written request for change. A change in death benefit options may have Federal income tax consequences. (See Federal Tax Matters, p. 43.) Under Western Reserve’s current rules, no change may be made if it would result in a Specified Amount less than the minimum Specified Amount set forth in the Policy. The effective date of any change will be the Monthly Anniversary on or following receipt of the request. No charges will be imposed for making a change in death benefit option.

If the death benefit option is changed from Option B to Option A, the Specified Amount will be increased by an amount equal to the Policy’s Cash Value on the effective date of change. If the death benefit option is changed from Option A to Option B, the Specified Amount will be decreased by an amount equal to the Cash Value on the effective date of the change.

How Death Benefits May Vary in Amount. As long as the Policy remains In Force, Western Reserve guarantees that the death benefit will never be less than the Specified Amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The death benefit may, however, vary with the Policy’s Cash Value. Under Option A, the death benefit will only vary when the Cash Value multiplied by the limitation percentage exceeds the Specified Amount of the Policy. Accordingly, under Option A, the closer the Specified Amount of the Policy the Policyowner selects is to the maximum Specified Amount permitted for the Policyowner’s Initial Premium payment, the more favorable investment performance would have to be in order for the death benefit to exceed such Specified Amount. The death benefit under Option B will always vary with the Cash Value because the death benefit equals either the Specified Amount plus the Cash Value or the limitation percentage times the Cash Value.

19

How the Duration of the Policy May Vary. The duration of the Policy depends upon the Net Surrender Value. The Policy will remain In Force until maturity so long as the Net Surrender Value is sufficient to pay the monthly deduction. (See Charges and Deductions - Cash Value Charges, p. 31.) Where, however, Net Surrender Value is insufficient to pay the monthly deduction, and a grace period expires without an adequate payment by the Policyowner, the Policy will lapse and terminate without value. (See Policy Lapse and Reinstatement - Lapse, p. 29.)

Cash Value

At the end of any Valuation Period, the Cash Value of the Policy is equal to the sum of the Sub-Account values of the Series Account plus the Fixed Account value. There is no guaranteed minimum Cash Value to the extent that Cash Value is allocated to the Series Account.

Net Surrender Value. A Policyowner may at any time surrender the Policy and receive the Policy’s Net Surrender Value. (See Policy Rights - Surrender Privileges, p. 36.) The Net Surrender Value as of any date is equal to:

(1)	the Cash Value as of such date; minus

(2)	any surrender charge as of such date (as described on p. 36); minus

(3)	any outstanding Policy loan; plus

(4)	any unearned loan interest.

Determination of Values in the Series Account. On the Policy Date, the Policy’s Cash Value in a Sub-Account of the Series Account will equal the portion of the Initial Premium allocated to the Sub-Account, reduced by the portion of the first monthly deduction allocated to that Sub-Account. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value, p. 27.) Thereafter, on each Valuation Date, the Policy’s value in a Sub-Account of the Series Account will equal:

(1)	The Policy’s value in the Sub-Account on the preceding Valuation Date, multiplied by the experience factor for the current Valuation Period; plus

(2)	Any net premium payments received during the current Valuation Period which are allocated to the Sub-Account; plus

(3)	All values transferred to the Sub-Account from the Loan Reserve, from the Fixed Account or from another Sub-Account during the current Valuation Period; minus

(4)	All values transferred from the Sub-Account to the Loan Reserve, to the Fixed Account or to another Sub-Account during the current Valuation Period; minus

(5)	All Cash Withdrawals from the Sub-Account during the current Valuation Period; minus

(6)	The portion of the monthly deduction allocated to the Sub-Account during the current Valuation Period.

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The Policy’s total value in the Series Account equals the sum of the Policy’s value in each Sub-Account. (For a description of how the values of the Fixed Account are calculated, see The Fixed Account - Fixed Account Value, p. 42.) Because the Cash Value is dependent upon a number of variables, including the investment experience of the chosen Sub-Accounts of the Series Account, the frequency and amount of premium payments, transfers and surrenders, and charges assessed in connection with the Policy, a Policy’s Cash Value cannot be predetermined.

The Experience Factor. The experience factor measures investment experience during a Valuation Period. Each Sub-Account has its own distinct experience factor. In calculating a Sub-Account’s experience factor for a Valuation Period, the net asset value for each share of the corresponding Portfolio of the Fund at the end of the current Valuation Period is increased by the amount per Portfolio share of any dividend or capital gain distribution declared by the Portfolio during the current Valuation Period and decreased by a per Portfolio share charge for any applicable taxes. The total is then divided by the net asset value per Portfolio share at the end of the preceding Valuation Period. A charge equal to .90% on an annual basis of the net assets for each day in the Valuation Period is then subtracted to compensate Western Reserve for certain mortality and expense risks. (See Charges Against the Series Account - Mortality and Expense Risk Charge, p. 33.)

Valuation Date and Valuation Period. The net asset value per share of the portfolio securities of the Fund is determined, once daily, as of the close of the regular session of business on the New York Stock Exchange (currently 4:00 p.m., Eastern time), Monday through Friday, except on customary national business holidays on which the New York Stock Exchange is closed.

INVESTMENTS OF THE SERIES ACCOUNT

WRL Series Fund, Inc.

The Series Account invests in shares of WRL Series Fund, Inc. (the “Fund”), a series mutual fund which is registered with the Securities and Exchange Commission (“Commission”) as an open-end diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Commission.

Currently, the Portfolios of the Fund corresponding to the Sub-Accounts of the Series Account are: Aggressive Growth Portfolio, Emerging Growth Portfolio, Growth Portfolio, Global Portfolio, Balanced Portfolio, Equity-Income Portfolio, Bond Portfolio, Short-to-Intermediate Government Portfolio, Utility Portfolio and Money Market Portfolio. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has investment objectives and policies which are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio. Pending any prior approval by a state insurance regulatory authority, certain Sub-Accounts and corresponding Portfolios may not be available to residents of some states.

The investment objectives and policies of each Portfolio are summarized below. There is no assurance that any of the Portfolios will achieve its stated objective. More detailed information, including a description of risks, can be found in the Prospectuses for the Fund, which accompanies this Prospectus and which should be read carefully.

Aggressive Growth Portfolio: This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities.

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Emerging Growth Portfolio: This Portfolio seeks capital appreciation by investing primarily in common stocks of small and medium sized companies.

Growth Portfolio: This Portfolio’s objective is growth of capital.

Global Portfolio: This Portfolio seeks long-term growth of capital in a manner consistent with preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.

Balanced Portfolio: This Portfolio seeks preservation of capital, reduced volatility, and superior long-term risk adjusted returns by investing primarily in common stock, convertible securities and fixed-income securities.

Equity-Income Portfolio: This Portfolio seeks to provide current income, long-term growth of income and capital appreciation by investing primarily in common stocks, income producing securities convertible into common stocks, and fixed-income securities.

Bond Portfolio: This Portfolio seeks the highest possible current income within the confines of the primary goal of insuring the protection of capital by investing in debt securities issued by the U.S. Government and its agencies and in medium to high-quality corporate debt securities.

Short-to-Intermediate Government Portfolio: This Portfolio seeks as high a level of current income as is consistent with preservation of capital, primarily through investments in U.S. Government securities, including repurchase agreements with respect to U.S. Government securities.

Utility Portfolio: This Portfolio’s objective is to achieve high current income and moderate capital appreciation by investing primarily in a professionally managed and diversified portfolio of equity and debt securities of utility companies.

Money Market Portfolio: This Portfolio’s objective is to obtain maximum current income consistent with preservation of principal and maintenance of liquidity.

Western Reserve serves as investment adviser to the Fund and manages its assets in accordance with policies, programs and guidelines established by the Board of Directors of the Fund.

Janus Capital Corporation (“Janus”) serves as sub-adviser to the Growth, Money Market, Bond and Global Portfolios of the Fund. Janus, located at 100 Fillmore Street, Suite 300, Denver, Colorado 80206, has been engaged in the management of the Janus funds since 1969. Janus also serves as investment adviser or sub-adviser to other mutual funds, and individual, corporate, charitable, and retirement accounts. The aggregate market value of the assets managed by Janus was approximately $22 billion as of February 1, 1994. Western Reserve and Janus will divide equally monthly compensation at current annual rates of 0.50% of the aggregate average daily net assets each of the Money Market Portfolio and the Bond Portfolio and 0.80% of the aggregate average daily net assets each of the Growth Portfolio and the Global Portfolio.

AEGON USA Investment Management, Inc. (“AEGON Management”) is sub-adviser to the Short-to-Intermediate Government Portfolio and the Balanced Portfolio of the Fund. AEGON Management, located at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499, is a wholly-owned subsidiary of AEGON USA, Inc. (“AEGON”) and thus is an affiliate of Western Reserve. AEGON Management serves as sub-adviser to the two bond portfolios of IDEX II Series Fund. AEGON Management also manages the general account investment portfolios of the life insurance subsidiaries

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of AEGON, which had in excess of $17.5 billion under management as of January 1, 1994. Western Reserve and AEGON Management will divide equally monthly compensation at the current annual rate of 0.60% of the aggregate average daily net assets of the Short-to-Intermediate Government Portfolio and 0.80% of the aggregate average daily net assets of the Balanced Portfolio. AEGON Management’s compensation will be reduced by 50% of the amount paid by Western Reserve on behalf of the Short-to-Intermediate Government Portfolio pursuant to any expense limitation or other reimbursement.

American Capital Asset Management, Inc. (“American Capital”) is sub-adviser to the Emerging Growth Portfolio of the Fund. American Capital, located as 2800 Post Oak Blvd., Houston, Texas 77056, is a wholly-owned subsidiary of American Capital Management & Research, Inc., an indirect wholly-owned subsidiary of The Travelers, Inc. (formerly “Primerica Corporation”). The Travelers, Inc. is a financial services holding company engaged, through its subsidiaries, principally in three business segments—investment services, consumer finance services and insurance services. American Capital has provided investment advisory services to other mutual funds for over 68 years and currently has over $16 billion of assets under management. Western Reserve and American Capital will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Emerging Growth Portfolio. American Capital’s compensation will be reduced by 50% of the amount paid by Western Reserve on behalf of the Emerging Growth Portfolio pursuant to any expense limitation or other reimbursement.

Luther King Capital Management Corporation (“Luther King”) is sub-adviser to the Equity-Income Portfolio of the Fund. Luther King is located at 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102. Ultimate control of Luther King is exercised by J. Luther King, Jr. Although Luther King has no previous experience as an investment adviser to mutual funds, it is a registered investment adviser and provides investment management services to accounts of individual and other institutional investors. Western Reserve and Luther King will divide equally monthly compensation at the current rate of 0.80% of the aggregate average daily net assets of the Equity-Income Portfolio.

Federated Investment Counseling (“Federated”) is sub-adviser to the Utility Portfolio of the Fund. Federated, located at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779, is a Delaware business trust organized on April 11, 1989 and is a registered investment adviser under the Investment Advisers Act of 1940. It is a subsidiary of Federated Investors. Federated serves as investment adviser to a number of investment companies and private accounts. Total assets under management or administration by Federated and other subsidiaries of Federated Investors is approximately $79 billion. Western Reserve will receive monthly compensation at the current annual rate of 0.75% of the aggregate average daily net assets of the Utility Portfolio. From this amount, as compensation for its services, Federated will receive payment of fees equal to 0.50% of the first $30 million of average daily net assets, 0.35% of the next $20 million of average daily net assets, and 0.25% of average daily net assets in excess of $50 million of the Utility Portfolio.

Fred Alger Management, Inc. (“Fred Alger”) is sub-adviser to the Aggressive Growth Portfolio of the Fund. Fred Alger, located at 75 Maiden Lane, New York, NY 10038, is a wholly-owned subsidiary of Fred Alger & Company, Incorporated, which in turn is a wholly-owned subsidiary of Alger Associates, Inc., a financial services holding company controlled by Fred M. Alger. Fred Alger has approximately $2.5 billion in assets under management for investment companies and private accounts. Western Reserve and Fred Alger will divide equally monthly compensation at the current rate of 0.80% of the aggregate average daily net assets of the Aggressive Growth Portfolio.

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In addition to the Series Account, shares of the Fund are also sold to the WRL Series Annuity Account, a separate account established by Western Reserve for its variable annuity contracts. Shares of the Growth Portfolio are sold to the PFL Endeavor Variable Annuity Account, a separate account of PFL Life Insurance Company and to the ILI Endeavor Variable Annuity Account, a separate account of International Life Investors Insurance Company, both affiliates of Western Reserve. Shares of the Fund may in the future be sold to other separate accounts, including separate accounts established for variable life insurance policies or variable annuity contracts issued by Western Reserve or its affiliates. It is conceivable that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither Western Reserve nor the Fund currently foresees any such disadvantages, either to variable life insurance Policyowners or to variable annuity contract owners, the Fund’s Board of Directors intends to monitor events in order to identify any material conflicts between the interests of such variable life insurance Policyowners and variable annuity contract owners and to determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance Policyowners and those given by variable annuity contract owners. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance Policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

Addition, Deletion, or Substitution of Investments

Western Reserve reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Series Account or that the Series Account may purchase. Western Reserve reserves the right to eliminate the shares of any of the Portfolios of the Fund and to substitute shares of another Portfolio of the Fund or of another open-end, registered investment company, if the shares of a Portfolio are no longer available for investment, or if in its judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Series Account. Western Reserve will not substitute any shares attributable to a Policyowner’s interest in a Sub-Account of the Series Account without notice and prior approval of the Commission, to the extent required by the Investment Company Act of 1940, as amended (the “1940 Act”) or other applicable law. Nothing contained herein shall prevent the Series Account from purchasing other securities for other portfolios or classes of policies, or from permitting a conversion between portfolios or classes of policies on the basis of requests made by Policyowners.

Western Reserve also reserves the right to establish additional Sub-Accounts of the Series Account, each of which would invest in a new Portfolio of the Fund, or in shares of another investment company, with a specified investment objective. New sub-accounts may be established when, in the sole discretion of Western Reserve, marketing, tax or investment conditions warrant, and any new sub-accounts will be made available to existing Policyowners on a basis to be determined by Western Reserve. Western Reserve may also eliminate one or more Sub-Accounts if, in its sole discretion, marketing, tax, or investment conditions warrant. In the event of any such substitution or change, Western Reserve may by appropriate endorsement make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by Western Reserve to be in the best interests of persons having voting rights under the Policies, the Series Account may be operated as a management company under the 1940 Act, or it may be deregistered under that Act in the event such registration is no longer required.

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PAYMENT AND ALLOCATION OF PREMIUMS

Issuance of a Policy

Individuals wishing to purchase a Policy must send a completed application to Western Reserve, P.O. Box 5068, Clearwater, Florida 34618-5068. The Policyowner will be able to select from a range of specified amounts based on the size of the initial payment. Under Western Reserve’s current rules, the minimum Specified Amount for a Policy at issue is the amount of insurance which the $10,000 minimum Initial Premium payment ($5,000 in the case of Insureds less than age 20) will purchase based on the Insured’s age, sex and rate class and certain guidelines set forth in the Internal Revenue Code. When the Specified Amount for a Policy is set at the minimum Specified Amount permitted for the Policyowner’s Initial Premium payment, the Policyowner will, in the absence of Policy loans, generally not be permitted to make additional premium payments without requesting an increase in the Policy’s Specified Amount.

The maximum Specified Amount for a particular Initial Premium payment is generally the amount of insurance which would remain in force for a 20-year period based on the current cost of insurance charges for the Policy and a 12% rate of return on the monies allocated to the Sub-Accounts of the Series Account. When the Specified Amount is set at the maximum for a particular Initial Premium payment, a Policyowner may be required to make additional premium payments before the end of the 20-year period to prevent the Policy from lapsing. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement, p. 29.)

To the extent the Specified Amount selected by a Policyowner exceeds the minimum Specified Amount permitted for the Policyowner’s Initial Premium payment, it is more likely that such Policyowner will be required to make additional premium payments before the end of the 20-year period to prevent the Policy from lapsing. Such additional premium payments are subject to additional premium expense charges including a charge of 2.5% of each such premium to compensate Western Reserve for premium taxes imposed by various states, and a charge of 6.0% of each such premium to compensate Western Reserve for expenses associated with the distribution of the Policy. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

A Policy will generally be issued only to Insureds 75 years of age or under who supply satisfactory evidence of insurability sufficient to Western Reserve. Western Reserve may, however, at its sole discretion, issue a Policy to an individual above the age of 75. Acceptance is subject to Western Reserve’s underwriting rules and Western Reserve reserves the right to reject an application for any reason permitted by law.

The Initial Premium payment will be allocated to the Sub-Account of the Series Account investing in the Money Market Portfolio upon receipt by Western Reserve. The Policy Date will ordinarily be the date of receipt of the premium payment. Insurance coverage under the Policy and associated monthly deductions commence on the Policy Date. The Record Date of the Policy will be the date on which the Policy is recorded on Western Reserve’s books as an “In Force” Policy and Western Reserve will allocate Net Premiums to the accounts on the first Valuation Date on or following the Record Date in accordance with the directions in the application. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value, p. 27.)

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Partial Payment Procedure

In certain circumstances, for example if the Policy is being purchased with the proceeds of a tax-free exchange under Section 1035 of the Internal Revenue Code of 1986, the Policyowner may make the Initial Premium payment in more than one part. If cash is received with the application, an initial payment of at least $2,000 will be required. The remainder of the Initial Premium payment may be paid in multiple parts provided that the balance is received at Western Reserve’s Office within 60 days (or 180 days if the Policy is involved with an exchange under Section 1035). Under this method of payment, the first payment will be applied as of the Policy Date and the remaining payments will be applied as of the Record Date, with each payment being credited with interest to the Record Date as if the payment had been invested in the Money Market Portfolio as of the date of receipt by Western Reserve. If at least $10,000, but not the entire anticipated amount has been received during the applicable time period, Western Reserve will issue the Policy with the Specified Amount originally requested and an Initial Premium payment equal to the amount received during the applicable time period. If the $10,000 minimum Initial Premium requirement has not been met within the applicable time period, all payments previously received by Western Reserve will be returned, without interest, and all coverage deemed void from the beginning.

Temporary Insurance Coverage

If Western Reserve determines to its satisfaction that on the date the application is signed and submitted with the Initial Premium payment the proposed insured and all additional insureds proposed for coverage were insurable and acceptable under Western Reserve’s underwriting rules and standards for insurance in the amount, plan and risk classification applied for in the application, then the insurance protection applied for, subject to the limits of liability and in accordance with the terms set forth in the Policy and in the conditional premium receipt, will by reason of such payment take effect on the later of the date of the application or the date of completion of all medical tests and examinations, if required. The maximum amount of temporary insurance coverage is the lesser of the amount applied for or $100,000 minus any amounts payable under other insurance on the life of the proposed insured in force with Western Reserve. Temporary insurance coverage expires on the earliest of the following dates: (1) the date Western Reserve approves the Policy as applied for; or (2) at the end of the fraction of a year which the payment bears to the premium required to provide one month of insurance coverage; or (3) at the beginning of the sixtieth (60th) day following the date of the conditional receipt.

Premiums

Premium Flexibility. Unlike conventional insurance policies, this Policy frees the Owner from the requirement that premiums be paid in accordance with a rigid and inflexible premium schedule. The minimum initial payment is generally $10,000 ($5,000 in the case of Insureds less than age 20), except under certain circumstances. (See Payment and Allocation of Premiums - Partial Payment Procedure, p. 26.) Thereafter, subject to the minimum and maximum premium limitations described below, a Policyowner may make certain additional premium payments.

Premium Limitations. Under Western Reserve’s current rules, no additional premium payments may be made during the first Policy year and the minimum additional payment amount is $1,000. Premium payments less than the minimum amount may be returned to the Policyowner. Western Reserve reserves the right to limit additional premium payments to once each Policy year.

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The total of all premiums paid may not exceed the current maximum premium limitations which are required by Federal tax laws. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, Western Reserve will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy.

Payment of Premiums. While there is indebtedness, additional premium payments in excess of $1,000 will be treated as premium payments unless clearly marked as loan repayments. Certain charges will be deducted from each additional premium payment. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

As an accommodation to Policyowners, Western Reserve will accept transmittal of initial and subsequent premiums of at least $1,000 by wire transfer. For an Initial Premium, the wire transfer must be accompanied by a simultaneous telephone facsimile transmission (“FAX”) of a completed application. An Initial Premium of $2,000 or more accepted via wire transfer with FAX will be invested at the unit value next determined following receipt. An Initial Premium made by wire transfer not accompanied by a simultaneous FAX, or accompanied by a FAX of an incomplete application, will be retained for a period up to five business days while Western Reserve attempts to obtain the FAX or complete the essential information required to establish the Policy and allocate the Initial Premium at the unit value next determined after receipt of the FAX or information necessary to complete the application. If Western Reserve cannot obtain the FAX or essential information within five business days, Western Reserve will return the Initial Premium to the applicant, unless the applicant consents to allow Western Reserve to retain the Initial Premium until the required FAX or essential information is received.

In the event the application with original signature is later received and the allocation instructions in that application, for any reason, are inconsistent with those previously designated on the FAX, the Initial Premium will be reallocated in accordance with the allocation instructions in the application with original signature at the unit value next determined after receipt of such application.

Policyowners wishing to make payments via bank wire should instruct their banks to wire Federal Funds as follows:

Barnett Bank of Pinellas County

ABA # 063000047

For credit to: Western Reserve Life

Account #: 1263627596

Policyowner’s Name:

Policy Number:

Attention: General Accounting

Fax Number: (813)  588-1620

Allocation of Premiums and Cash Value

Net Premiums. With respect to the Initial Premium, the Net Premium equals the premium paid, because no premium expense charges are deducted from the Initial Premium. With respect to additional premium payments, the Net Premium equals the premium paid less the applicable premium expense charges. (See Charges and Deductions - Sales Charge and Premium Tax Charge on Additional Premiums, p. 31.)

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Allocation of Net Premiums. In the application for a Policy, the Policyowner will allocate Net Premiums to one or more of the Sub-Accounts of the Series Account, to the Fixed Account, or to a combination of both. Notwithstanding the allocation in the application, the Initial Premium payment will be allocated to the Sub-Account of the Series Account that invests exclusively in shares of the Money Market Portfolio and will be re-allocated on the first Valuation Date on or following the Record Date in accordance with the directions in the application.

Net Premiums paid after the Record Date will be allocated in accordance with the Policyowner’s instructions in the application. The minimum percentage of each premium that may be allocated to any account is 10%; percentages must be in whole numbers. The allocation for future Net Premiums may be changed without charge at any time by providing Western Reserve with written notification from the Policyowner. Western Reserve reserves the right to limit the number of changes of the allocation of Net Premiums to one year. Investment returns from the amounts allocated to Sub-Accounts of the Series Account will vary with the investment experience of these Sub-Accounts and the Policyowner bears the entire investment risk.

Transfers. Cash Value may be transferred among the Sub-Accounts of the Series Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts, subject to certain restrictions. (See The Fixed Account - Allocations and Withdrawals, p. 42.) The amount of Cash Value available for transfer from any Sub-Account, or the Fixed Account, is determined at the end of the Valuation Period during which the transfer request is received at Western Reserve’s Office. As previously explained, the net asset value for each share of the corresponding Portfolio of any Sub-Account is determined, once daily, as of the close of the regular business session of the New York Stock Exchange (currently 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. (See Policy Benefits - Valuation Date and Valuation Period, p. 21.) Therefore, any transfer request received after 4:00 p.m., Eastern time, on any day the New York Stock Exchange is open for business will be processed utilizing the net asset value for each share of the applicable Portfolio determined as of 4:00 p.m., Eastern time, on the next day the New York Stock Exchange is open for business. Cash Value available for transfer from the Fixed Account will be determined in the same manner.

Policyowners may make transfer requests in writing, or by telephone. Written requests must be in a form acceptable to Western Reserve. Effective May 1, 1994, Western Reserve will permit all Policyowners to make telephone transfers upon request without the necessity for the Policyowner to have previously authorized telephone transfers in writing. If, for any reason, a Policyowner does not want the ability to make transfers by telephone, the Policyowner should provide written notice to Western Reserve at its Office. All telephone transfers should be made by calling Western Reserve at our toll-free number: 1-800-624-2975. Western Reserve will not be liable for complying with telephone instructions it reasonably believes to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and Policyowners will bear the risk of any such loss. Western Reserve will employ reasonable procedures to confirm that telephone instructions are genuine. If Western Reserve does not employ such procedures, it may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon such telephone instructions, providing written confirmation of such transactions to Policyowners and/or tape

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recording of telephone transfer request instructions received from Policyowners. Western Reserve may, at any time, revoke or modify the transfer privilege. Under Western Reserve’s current procedures, it will effect transfers and determine all values in connection with transfers at the end of the Valuation Period during which the transfer request is received at Western Reserve’s Office.

Although Western Reserve does not currently impose a charge for any transfers, Western Reserve reserves the right to impose a $10 charge for each transfer after the first twelve transfers during any Policy year.

Policy Lapse and Reinstatement

Lapse. Unlike conventional life insurance policies, the failure to make additional premium payments after the Initial Premium payment will not itself cause the Policy to lapse. Lapse will only occur where Net Surrender Value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment. If Net Surrender Value is insufficient to cover the monthly deduction, the Policyowner must pay during the grace period either a payment at least sufficient to provide a Net Premium to cover the sum of the monthly deductions due within the grace period or $1,000, whichever is greater. (See Charges and Deductions, p. 30.)

If Net Surrender Value is insufficient to cover the monthly deduction, Western Reserve will notify the Policyowner and any assignee of record of the minimum payment needed to keep the Policy In Force. The Policyowner will then have a grace period of 61 days, measured from the date notice is sent to the Policyowner, for Western Reserve to receive sufficient payments. If Western Reserve does not receive a sufficient payment within the grace period, Lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting Net Premium will be allocated among the Accounts, and any monthly deductions due will be charged to such Accounts, in accordance with the Policyowner’s then current instructions (see Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 28), and any monthly deductions due will be charged to the Sub-Accounts in accordance with the Policyowner’s then current instructions. (See Cash Value Charges - Cost of Insurance, p. 31.) If the Insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit proceeds immediately prior to the commencement of the grace period, reduced by any due and unpaid charges.

Reinstatement. A lapsed Policy may be reinstated any time within 5 years after the date of lapse and before the Maturity Date by submitting the following items to Western Reserve:

1.	A written application for reinstatement from the Policyowner; and

2.	Evidence of insurability satisfactory to Western Reserve; and

3	A premium which is at least $1,000 and which, after the deduction of premium expense charges, is large enough to cover:

(a)	one monthly deduction at the time of termination; and

(b)	the next two monthly deductions which will become due after the time of reinstatement.

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Any indebtedness on the date of Lapse will not be reinstated. The Cash Value of the Loan Reserve on the date of reinstatement will be zero. The amount of Cash Value on the date of reinstatement will be equal to the Net Premiums paid at reinstatement, less the amounts paid in accordance with 3(a). All future surrender charges will be waived.

Upon approval of the application for reinstatement, the effective date of reinstatement will be the first Monthly Anniversary on or next following the date Western Reserve approves of the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate Western Reserve for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy; (3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

The first two charges are charges on premiums. One is a charge that is a percent of the Initial Premium and is taken out of Cash Value only upon surrender of a Policy during the first 10 Policy years. The other is a percent of any subsequent premium payments and is taken from those payments.

Contingent Surrender Charge

No amount will be deducted from the Initial Premium payment prior to allocation to the Sub-Account of the Series Account investing in the Money Market Portfolio. If the Policy is totally surrendered prior to the end of the tenth Policy year, a surrender charge will be deducted from the Policy’s Cash Value. The surrender charge consists of a sales charge, a premium tax charge and a first year issue charge, all of which are more fully described below. The surrender charge during the first year equals 9.0% of the Initial Premium payment. During Policy year 2-10, the surrender charge will also be a percentage of the Initial Premium payment, such that a surrender on a Policy Anniversary will decline from year to year as follows:

End of Policy Year	Charge
1	9% of the Initial Premium payment
2	8% of the Initial Premium payment
3	8% of the Initial Premium payment
4	7% of the Initial Premium payment
5	7% of the Initial Premium payment
6	5% of the Initial Premium payment
7	4% of the Initial Premium payment
8	3% of the Initial Premium payment
9	2% of the Initial Premium payment
10+	0% of the Initial Premium payment

The surrender charge on any date other than a Policy Anniversary will be interpolated between the two end of year charges.

The surrender charge consists of a sales charge, a premium tax charge and a first year issue charge. Assuming a 9% surrender charge is imposed, 6% is a sales charge designed to assist Western Reserve in recovering distribution expenses incurred in connection with the Policy. These expenses include agent

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sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. The proceeds of this charge may not be sufficient to cover these expenses. To the extent they are not, Western Reserve will cover the shortfall from its General Account assets, which may include profits from the mortality and expense risk charge under the Policy.

Various states and subdivisions impose a tax on premiums received by insurance companies. Premium tax rates vary from state to state from a range of 0.5% to 3.5%. Regardless of the actual rate assessed by a particular state, a deduction of an amount equal to 2.5% of the Initial Premium will be part of the surrender charge to compensate Western Reserve for paying this tax. Because of the retaliatory provisions of state premium tax laws, Western Reserve is required to pay a minimum 2.5% premium tax regardless of a state’s actual premium tax rate.

The first year surrender charge will also include an amount equal to 0.5% of the Initial Premium to assist Western Reserve in recovering the first year underwriting, processing and start-up expenses incurred in connection with the Policy and the Series Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Insured’s rate class, and establishing Policy records. Western Reserve does not anticipate that it will make any profit on this charge.

Sales Charge and Premium Tax Charge on Additional Premiums

A charge of 8.5% will be deducted from those premium payments made after the Initial Premium payment. A charge of 6.0% of each premium will be deducted to compensate Western Reserve for distribution expenses of the Policy. A charge of 2.5% of each premium will be deducted to compensate Western Reserve for premium taxes imposed by various states. (See Payment and Allocation of Premiums—Issuance of a Policy, p. 25.)

Cash Value Charges

Certain charges will be deducted monthly from the Cash Value of each Policy (“monthly deduction”) to compensate Western Reserve for certain administrative costs, and for the cost of insurance and optional benefits added by rider. The monthly deduction will be deducted on each Monthly Anniversary. It will be allocated among the Accounts on the same basis as Net Premiums are allocated. If the value of any Account is insufficient to pay its part of the monthly deduction, the monthly deduction will be taken on a pro rata basis from all Accounts. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

Cost of Insurance. Western Reserve will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rates by the net amount at risk for each Policy Month. The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by 1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (b) the Cash Value at the beginning of the Policy Month. To the extent that there is an increase in the Specified Amount of a Policy which results in a greater net amount at risk, the cost of insurance deduction will increase.

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Cost of insurance rates will be based on the sex, Attained Age and rate class of the Insured, and the length of time a Policy has been In Force. The actual monthly cost of insurance rates will be based on Western Reserve’s expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary (C.S.O.) Mortality Table and the Insured’s sex, Attained Age and rate class. For standard rate classes, these rates will not exceed rates contained in the 1980 C.S.O. Tables. Western Reserve also may guarantee the actual cost of insurance rates will not be changed for a specified period of time (e.g., one year). Any change in the cost of insurance rates will apply to all persons of the same age, sex, and rate class whose Policies have been In Force for the same length of time.

The policies offered by this Prospectus are based on mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. The state of Montana prohibits the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for policies issued on the lives of its residents. The State of Massachusetts formerly had a similar prohibition and has introduced legislation which would reinstate such prohibition. Therefore, policies offered by this Prospectus to insure residents of the States of Montana and Massachusetts will have premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.

The rate class of an Insured will affect the cost of insurance rates. Western Reserve currently places Insureds into the following four standard rate classes: non-smoker Ultimate Select, non-smoker Select, smoker Ultimate Standard, and smoker Standard; as well as various other sub-standard rate classes involving a higher mortality risk. In an otherwise identical Policy, the cost of insurance rate is generally higher for smokers than for non-smokers and, within these two categories, higher for Insureds not in the Ultimate category than in the Ultimate category.

Western Reserve may also issue certain Policies on a “simplified” or expedited basis to certain categories of individuals (for example, Policies issued at a predetermined Specified Amount or underwritten on a group basis). Policies issued on this basis will have guaranteed cost of insurance rates no higher than the guaranteed rates for non-smoker Select or smoker Standard categories (as appropriate), however, due to the special underwriting criteria established for these issues, actual rates may be higher or lower than the current cost of insurance rates charged under otherwise identical Policies that are underwritten using standard underwriting criteria.

Monthly Administration Charge. Western Reserve has primary responsibility for the administration of the Policy and the Series Account. Annual administrative expenses include recordkeeping, processing death benefit claims, Policy changes, reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Series Account, Western Reserve assesses a monthly administration charge from each Policy. This charge is currently $5.00 per Policy Month and will not be increased. Western Reserve does not anticipate that it will make any profit on this charge.

Optional Cash Value Charges

The following optional Cash Value charges will be deducted from the Policy as the result of changes or elections made to the Policy and initiated by the Policyowner.

Optional Insurance Benefits. The monthly deduction will include charges for any optional insurance benefits added to the Policy by rider.

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Cash Value Transfers. Western Reserve reserves the right to impose a transfer charge of $10 for each transfer following the first twelve transfers made during any Policy year. However, Western Reserve does not currently impose a charge for transfer, regardless of the number made.

Increases in the Specified Amount of Policy. In the month the increase becomes effective, an administrative fee of $3.60 per $1,000 of increase will be charged to compensate Western Reserve for the costs in effectuating the change. This charge will not be increased. Western Reserve does not anticipate that it will make a profit on this charge.

Cash Withdrawals. A charge equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from amounts withdrawn from the Policy and the balance will be paid to the Policyowner. This charge will not be increased. Western Reserve does not anticipate that it will make a profit on this charge.

Charges Against the Series Account

Certain expenses will be deducted as a percentage of the value of the net assets of the Series Account to compensate Western Reserve for certain risks assumed in connection with the Policy.

Mortality and Expense Risk Charge. Western Reserve will deduct a daily charge from the Series Account at an annual rate of .90% of the average daily net assets of the Series Account. Under Western Reserve’s current procedures, these amounts are paid to the General Account monthly. Western Reserve may profit from this charge.

The mortality risk assumed by Western Reserve is that Insureds may live for a shorter time than projected. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the limits on administrative charges set in the Policies. Western Reserve also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause Western Reserve to incur greater costs than anticipated when designing the Policies.

Taxes. Currently no charge is made to the Series Account for Federal income taxes that may be attributable to the Series Account. Western Reserve may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Series Account may also be made. (See Federal Tax Matters, p. 43.)

Investment Advisory Fee. Because the Series Account purchases shares of the Fund, the net assets of the Series Account will reflect the investment advisory fee and other expenses incurred by the Fund. (See pp. 21-22 for a discussion of the investment advisory fees of each Portfolio.)

Group or Sponsored Arrangements

Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A “group arrangement” includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. Examples of such arrangements are employer-sponsored benefit plans which are qualified under Section 401 of the Internal Revenue Code and deferred compensation plans. A “sponsored arrangement” includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

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The sales charge and surrender charges described in “Charges and Deductions” may be reduced for Policies issued in connection with group or sponsored arrangements. Western Reserve will reduce these charges in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangement, its stability as indicated by its term of existence, the purposes for which Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort resulting from sales to qualifying groups and sponsored arrangements.

Western Reserve may modify from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Policies, or which have been in existence for less than six months, qualify for such reductions. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policyowners and all other Policyowners of Policies funded by the Series Account.

In 1983 the United States Supreme Court held that certain insurance policies, the benefits under which vary based on sex, may not be used to fund certain employer-sponsored benefit plans and fringe benefit programs. Western Reserve recommends that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult his or her attorney before doing so. (See Federal Tax Matters—Employment-Related Benefit Plans, p. 46.)

POLICY RIGHTS

Loan Privileges

Policy Loan. After the first Policy year and so long as the Policy remains In Force, the Policyowner may borrow money from Western Reserve using the Policy as the only security for the loan. The maximum amount that may be borrowed is 90% of the Cash Value, less any surrender charge and any already outstanding Policy loan. Western Reserve reserves the right to limit the amount of any Policy loan to no less than $500. Outstanding loans have priority over the claims of any assignee or other person. The loan may be repaid totally or in part before the Maturity Date of the Policy and while the Policy is In Force. A loan taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters, p. 43.)

An amount equal to the loan plus interest in advance until the next Policy Anniversary will be withdrawn from the Account or Accounts specified and transferred to the Loan Reserve until the loan is repaid. The Sub-Accounts of the Series Account may be specified. If no Account is specified, the loan amount will be withdrawn from each Account in the same manner as the current allocation instructions.

The loan will normally be paid within seven days after receipt of a request in a manner permitted by Western Reserve. Postponement of loans may take place under certain conditions. (See General Provisions—Postponement of Payments, p. 38.) Under Western Reserve’s current procedures, at each Anniversary, Western Reserve will compare the amount of the outstanding loan (including interest in advance until the next Policy Anniversary, if not paid) to the amount in the Loan Reserve. Western Reserve will also make this comparison any time the Policyowner repays all or part of the loan. At each

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such time, if the amount of the outstanding loan exceeds the amount in the Loan Reserve, Western Reserve will withdraw the difference from the Accounts of and transfer it to the Loan Reserve in the same manner as when a loan is made. If the amount in the Loan Reserve exceeds the amount of the outstanding loan, Western Reserve will withdraw the difference from the Loan Reserve and transfer it to the Accounts in the same manner as Net Premiums are allocated. Western Reserve reserves the right to require the transfer of such amounts to the Fixed Account, where such amounts will be credited at the applicable rate and subject to the applicable transfer and withdrawal restrictions. (See The Fixed Account, p. 41.) No charge will be imposed for these transfers.

A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1⁄2, is attributable to the Owner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s Beneficiary. (See Federal Tax Matters, p. 43.)

Interest. The interest rate charged on Policy loans will be at the rate of 7.4% payable annually in advance. If unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate.

Effect of Policy Loans. A Policy loan affects the Policy since the death benefit and Net Surrender Value under the Policy are reduced by the amount of the loan. Repayment of the loan causes the death benefit and Net Surrender Value to increase by the amount of the repayment.

As long as a loan is outstanding, an amount equal to the loan plus interest in advance until the next Policy anniversary is held in the Loan Reserve. This amount will not be affected by the Series Account’s investment performance. Amounts transferred from the Series Account to the Loan Reserve will affect the Series Account value because such amounts will be credited with an interest rate declared by Western Reserve rather than a rate of return reflecting the investment performance of the Series Account. (See The Fixed Account - Minimum Guaranteed and Current Interest Rates, p. 41.)

There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 44.)

Indebtedness. Indebtedness equals the total of all Policy loans less any unearned loan interest on the loans. If indebtedness exceeds Cash Value less the then applicable surrender charge, Western Reserve will notify the Policyowner and any assignee of record. If a sufficient payment equal to excess indebtedness or $1,000, whichever is greater, is not received by Western Reserve within 61 days from the date notice is sent, the Policy will lapse and terminate without value. The Policy, however, may later be reinstated. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement, p. 29.)

Repayment of Indebtedness. Indebtedness may be repaid any time before the Maturity Date of the Policy and while the Policy is In Force. (See Policy Rights - Benefits at Maturity, p. 37.) While there is indebtedness, additional premium payments in excess of $1,000 will be treated as premium payments unless the Policyowner indicates that the payment should be treated as loan repayments. If not repaid, Western Reserve may deduct indebtedness from any amount payable under the Policy. As indebtedness

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is repaid, the Policy’s value in the Loan Reserve securing the indebtedness repaid will be transferred from the Loan Reserve to the accounts in the same manner as net premiums are allocated. However, Western Reserve reserves the right to require the transfer to the Fixed Account. Western Reserve will allocate the repayment of indebtedness at the end of the Valuation Period during which the repayment is received.

Surrender Privileges

At any time before the earlier of the death of the Insured or the Maturity Date, the Policyowner may totally Surrender or, after the first Policy year, make a Cash Withdrawal from the Policy by sending a written request to Western Reserve. The amount available for surrender is the Net Surrender Value at the end of the Valuation Period during which the surrender request is received at Western Reserve’s Office. Surrenders from the Series Account will generally be paid within seven days of receipt of the written request. Postponement of payments may, however, occur in certain circumstances. (See General Provisions—Postponement of Payments, p. 38.) For the protection of Policyowners, all requests for Cash Withdrawals or total surrenders of more than $50,000, or where the withdrawal or surrender proceeds are to be sent to an address other than the address of record will require a signature guarantee. All required guarantees of signatures must be made by a national or state bank, a member firm of a national stock exchange or any other institution which is an eligible guarantor institution as defined by rules and regulations of the Commission. If the Policyowner is a corporation, partnership, trust or fiduciary, evidence of the authority of the person seeking redemption is required before the request for withdrawal is accepted, including withdrawals under $50,000. For additional information, Policyowners may call Western Reserve at (800) 624-2975.

A Cash Withdrawal or total surrender may have Federal income tax consequences. (See Federal Tax Matters, p. 43.)

Total Surrenders. If the Policy is being totally surrendered, the Policy itself must be returned to Western Reserve along with the request. A Policyowner may elect to have the amount paid in a lump sum or under a settlement option. (See Payment of Policy Benefits - Settlement Options, p. 37.)

Cash Withdrawals. Under Western Reserve’s current rules, there is no minimum Cash Withdrawal amount. Western Reserve reserves the right to limit Cash Withdrawals to once each Policy year and to an amount no more than 10% of the net surrender value. The amount paid plus a charge equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from the Policy’s Cash Value at the end of the Valuation Period during which the request is received. The amount will be deducted from the Accounts in the same manner as the current allocation instructions unless the Policyowner directs otherwise.

Cash Withdrawals will affect both the Policy’s Cash Value and the death benefit payable under the Policy. The Policy’s Cash Value will be. reduced by the amount of the Cash Withdrawal. Moreover, the death benefit proceeds payable under a Policy will generally be reduced by at least the amount of the Cash Withdrawal.

In addition, when death benefit Option A is in effect, the Specified Amount will be reduced by the Cash Withdrawal. No Cash Withdrawal will be permitted which would (1) result in a Specified Amount lower than the minimum Specified Amount set forth in the Policy, (2) reduce the Net Surrender Value to less than $5,000 or (3) deny the Policy status as life insurance under the Internal Revenue Code and applicable regulations. (See Cash Value Charges - Cost of Insurance, p. 31; Death Benefit - Insurance Protection, p. 19; and Federal Tax Matters - Tax Treatment of Policy Benefits, p. 44.)

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Examination of Policy Privilege (“Free-Look”)

The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after Western Reserve mails or delivers a written notice of withdrawal right to the Policyowner or within 45 days after signing the application, whichever is latest. Certain states require a Free-Look period longer than 10 days, either for all Policyowners or for certain classes of Policyowners. In such states, Western Reserve will comply with the specific requirements of those states. The Policyowner should mail or deliver the Policy to either Western Reserve or the agent who sold it. If the Policy is cancelled in a timely fashion, a refund will be made to the Policyowner. The refund will equal the sum of: (i) the difference between the premiums paid and the amounts allocated to any Accounts under the Policy; (ii) the total amount of monthly deductions made and any other charges imposed on amounts allocated to the Accounts; and (iii) the value of amounts allocated to the Accounts on the date Western Reserve or its agent receives the returned Policy. If state law prohibits the calculation above, the refund will equal the total of all premiums paid for the Policy.

Conversion Rights

At any time upon written request within 24 months of the Policy Date, the Policyowner may elect to transfer all Sub-Account values to the Fixed Account. No transfer charge will be assessed.

Benefits at Maturity

If the Insured is living and the Policy is In Force, Western Reserve will pay the Net Surrender Value of the Policy on the Maturity Date. (See Cash Value—Net Surrender Value, p. 20.) The Policy will mature on the Anniversary date nearest the Insured’s 95th birthday, if the Insured is living and the Policy is In Force.

Payment of Policy Benefits

Death benefits under the Policy will ordinarily be paid within seven days after Western Reserve receives due proof of death, and verifies the validity of the claim. Other benefits will ordinarily be paid within seven days of receipt of proper written request (including an election as to tax withholding). Payments may be postponed in certain circumstances. (See General Provisions - Postponement of Payments, p. 38 and The Fixed Account - Allocations and Withdrawals, p. 42.) The Policyowner may decide the form in which the benefits will be paid. During the Insured’s lifetime, the Policyowner may arrange for the death benefits to be paid in a lump sum or under one or more of the settlement options described below. These choices are also available if the Policy is surrendered or matures. If no election is made, Western Reserve will pay the benefits in a lump sum.

When death benefits are payable in a lump sum, the Beneficiary may select one or more of the settlement options. If death benefits become payable under a settlement option and the Beneficiary has the right to withdraw the entire amount, the Beneficiary may name and change contingent beneficiaries.

Settlement Options. Policyowners and Beneficiaries subject to a prior election of the Policyowner, may elect to have benefits paid in a lump sum or in accordance with a variety of settlement options offered under the Policy. Once a settlement option is in effect, there will no longer be value in the Series Account or the Fixed Account. Western Reserve may make other settlement options available in the future. The effective date of a settlement provision will be either the date of Surrender or the date of death of the Insured. For additional information concerning these options, see the Policy itself.

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Option A - Payments for a Fixed Period. The proceeds plus interest will be paid in equal monthly installments for the period chosen until the Fund has been paid in full. The period chosen may not exceed 30 years.

Option B - Life Income. The proceeds will be paid in equal installments for the guaranteed payment period elected and continue for the life of the person on whose life the option is based. Such installments will be payable: (a) during the lifetime of the payee; or (b) during a fixed period certain and for the remaining lifetime of the payee; or (c) until the sum of installments paid equals the proceeds applied and for the remaining life of the payee. Guaranteed payment periods may be elected for 5 and 10 years, or the period in which the total payments will equal the amount retained.

Option C - Joint and Survivor Life Income. The proceeds will be paid during the joint lifetime of two persons and (a) continue upon the death of the first payee for the remaining lifetime of the survivor or (b) be reduced by one-third upon the death of the first payee and continue for the remaining lifetime of the survivor.

GENERAL PROVISIONS

Postponement of Payments

General. Payment of any amount from the Series Account upon complete Surrender, Cash Withdrawal, Policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Series Account’s net assets. Transfers may also be postponed under these circumstances. For restrictions applicable to payments from the Fixed Account, see The Fixed Account - Allocations and Withdrawals, p. 42.

Payment by Check. Payments under the Policy of any amounts derived from premiums paid by check or bank draft may be delayed until such time as the check or bank draft has cleared the Policyowner’s bank.

The Contract

The Policy and attached copy of the application and any supplemental applications are the entire contract. Only statements in the application and any supplemental applications can be used to void the Policy or defend a claim. The statements are considered representations and not warranties. No Policy provision can be waived or changed except by endorsement. Only the President or Secretary of Western Reserve can agree to change or waive any provisions of the Policy.

Suicide

If the Insured, while sane or insane, commits suicide within two years after the Policy Date, Western Reserve will pay only the premiums received, less any Cash Withdrawals and outstanding indebtedness.

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In the event of Lapse of the Policy, the suicide period will be measured from the effective date of reinstatement. If the Insured, while sane or insane, commits suicide within two years after the effective date of any increase in insurance or any reinstatement, Western Reserve’s total liability with respect to such increase or reinstatement will be the cost of insurance charges deducted for such increase or reinstatement.

Incontestability

Western Reserve cannot contest the Policy as to the initial Specified Amount after it has been in force during the lifetime of the Insured for two years from the Policy Date. A new two year contestability period will apply to each increase in Specified Amount beginning on the effective date of each such increase and will apply to statements made in the application for the increase. If the Policy is reinstated, a new two year contestability period (apart from any remaining contestability period) will apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.

Change of Owner or Beneficiary

The Beneficiary, as named in the Policy application or subsequently changed, will receive the Policy benefits at the Insured’s death. If the named Beneficiary dies before the Insured, the contingent beneficiary, if named, becomes the Beneficiary. If no Beneficiary survives the Insured, the benefits payable at the Insured’s death will be paid to the Policyowner or the Policyowner’s estate. As long as the Policy is In Force, the Policyowner or Beneficiary may be changed by written request from the Policyowner in a form acceptable to Western Reserve. The Policy need not be returned unless requested by Western Reserve. The change will take effect as of the date the request is signed, whether or not the Insured is living when the request is received by Western Reserve. Western Reserve will not, however, be liable for any payment made or action taken before receipt of the request.

Assignment

The Policy may be assigned by the Policyowner. Western Reserve will not be bound by the assignment until a written copy has been received at its Office and will not be liable with respect to any payment made prior to that time. Western Reserve assumes no responsibility for determining whether an assignment is valid or the extent of the assignee’s interest.

Misstatement of Age or Sex

If the age or sex of the Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

Reports and Records

Western Reserve will maintain all records relating to the Series Account and the Fixed Account. Western Reserve will mail to Policyowners, at their last known address of record, any reports required by any applicable law or regulation.

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Optional Insurance Benefits

Subject to certain requirements, one or more of the following optional insurance benefits may be added to a Policy by rider. The cost of any optional insurance benefits will be deducted as part of the monthly deduction. (See Charges and Deductions - Cash Value Charges, p. 31.)

Children’s Insurance Rider: Provides level term insurance on the Insured’s children, as defined in the rider. Under the terms of the rider, the death benefit will be payable to the Beneficiary stated in the rider upon the death of any Insured child. Upon receipt of proof of the primary insured’s death, each child’s protection may be converted to any permanent premium paying plan of insurance on an Attained Age basis.

Accidental Death Benefit Rider: Provides additional insurance if the Insured’s death results from accidental bodily injury, as defined in the rider. Under the terms of the rider, the additional benefits provided in the rider will be paid upon receipt of proof by Western Reserve that death resulted directly and independently of all other causes through external, violent and accidental means; occurred within 90 days from the date of accident causing such injuries; and occurred while the rider was In Force. The rider will terminate on the earliest of the Policy Anniversary nearest the Insured’s 70th birthday, the date the Policy terminates, and the Monthiversary on which the rider is terminated on request by the Policyowner.

Increase in Specified Amount Rider: Provides increases in the Specified Amount of the Policy on specified option dates without additional proof of insurability. Under the terms of the rider, an increase in the Specified Amount will automatically occur on an option date upon written request submitted to Western Reserve within 60 days prior to such option date. An option date is each anniversary nearest the Policyowner’s 25th, 28th, 31st, 34th, 37th and 40th birthdays. The amount of the increase will be the option amount specified in the Policy.

Other Insured Rider: Provides that Western Reserve will pay the face amount of the rider to the Beneficiary stated in the rider upon receipt of due proof of the other Insured’s death. On any Monthiversary while the rider is In Force, the Policyowner may exchange the rider without evidence of insurability for a new policy on the other Insured’s life upon written request subject to the following: (a) the rider has not reached the Anniversary nearest the other Insured’s 70th birthday; (b) the new policy is on any permanent plan of insurance then offered by Western Reserve; (c) the amount of insurance upon conversion will equal the face amount then In Force under the rider; and (d) the payment of the premium based on the other Insured’s rate class under the rider.

Disability Waiver Rider: Provides a waiver of the monthly deductions for the Policy while the Insured is disabled. Under the terms of the rider, the total monthly deductions will be waived upon receipt of proof adequate to Western Reserve that: the Insured is totally disabled, as defined in the rider, the disability commenced while the rider was In Force, the disability began before the anniversary nearest the Insured’s 60th birthday, and total disability continued without interruption for six months. No monthly deduction will be waived which falls due more than one year prior to receipt by Western Reserve of written notice of a claim.

Disability Waiver and Income Rider: Provides the identical benefit as the Disability Waiver Rider and, in addition, a monthly income benefit up to a maximum 120 monthly payments.

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Primary Insured Rider: Provides the payment of the face amount of the rider upon receipt by Western Reserve of written notice that the primary Insured’s death occurred while the rider was In Force. On any Monthiversary while the rider is In Force, the Policyowner may exchange the rider without evidence of insurability for a new policy on the primary Insured’s life. Such new policy will be issued upon written request subject to the following: (a) the rider has not reached the Anniversary nearest the primary Insured’s 70th birthday; (b) the new policy is on any permanent plan of insurance then offered by Western Reserve; (c) the amount of insurance upon conversion will equal the face amount then In Force under the rider; and (d) the payment of the premium based on the primary Insured’s rate class under the rider.

THE FIXED ACCOUNT

A Policyowner may allocate net premiums and transfer Cash Value to the Fixed Account, which is part of Western Reserve’s General Account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 and neither the Fixed Account nor the General Account has been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account, the General Account nor any interests therein are generally subject to the provisions of these Acts and Western Reserve has been advised that the staff of the Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The portion of the Cash Value allocated to the Fixed Account (the “Fixed Account Value”) will be credited with rates of interest, as described below. Because the Fixed Account Value becomes part of Western Reserve’s General Account, Western Reserve assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to Western Reserve’s general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

The Fixed Account Value, including the Loan Reserve, is guaranteed to accumulate at a minimum effective annual interest rate of 4%. Western Reserve presently credits the Fixed Account Value with current rates in excess of the minimum guarantee but it is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Because Western Reserve, at its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Fixed Account Value will be credited different current interest rates.

Western Reserve further guarantees that when a higher current interest rate is declared on an allocation to the Fixed Account Value, that higher interest rate will be guaranteed on such allocation for at least a one year period (the “Guarantee Period”), unless the Cash Value associated with an allocation has been transferred to the Loan Reserve. Western Reserve reserves the right to apply a different current interest rate to that part of the Cash Value equal to the Loan Reserve. At the end of the Guarantee Period, Western Reserve reserves the right to declare a new current interest rate on such allocation and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account Value on that date). The rate declared on such allocation and accrued interest thereon at the end of each Guarantee Period will be guaranteed again

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for another Guarantee Period. At the end of any Guarantee Period, any interest credited on the Policy’s Cash Value in the Fixed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of Western Reserve. The Policyowner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

Allocations from the Fixed Account Value to provide: a) Cash Withdrawal amounts, b) transfers to the Series Account, or c) monthly deduction charges are currently, for the purpose of crediting interest, accounted for on a last in, first out (“LIFO”) method.

Western Reserve reserves the right to change the method of crediting interest from time to time, provided that such changes will not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the Guarantee Period to less than one year.

Fixed Account Value

At the end of any Valuation Period, the Fixed Account Value is equal to:

1.	The sum of all Net Premium payments allocated to the Fixed Account; plus

2.	Any amounts transferred from a Sub-Account to the Fixed Account; plus

3.	Total interest credited to the Fixed Account; minus

4.	Any amounts charged to pay for monthly deductions as they are due; minus

5.	Any Cash Withdrawals or surrenders from the Fixed Account; minus

6.	Any amounts transferred to a Sub-Account from the Fixed Account.

Allocations and Withdrawals

Net Premium payments and transfers to the Fixed Account will be allocated to the Fixed Account on the first Valuation Date on or following the date Western Reserve receives the payment or transfer request at its Office, except that any allocation of any net premium received prior to the Policy Date will take place on the Policy Date (or the Record Date if later).

For transfers from the Fixed Account to a Sub-Account, Western Reserve reserves the right to require that transfer requests be in writing and received at Western Reserve’s Office within 30 days of a Policy Anniversary. Under Western Reserve’s current procedures, the transfer will take effect on the later of the Policy Anniversary date or the first Valuation Date on or following the date written request is received at Western Reserve’s Office. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account. Amounts may be withdrawn from the Fixed Account for Cash Withdrawals and Surrenders only upon written request of the Policyowner and are subject to any applicable requirement for a signature guarantee. (See Policy Rights - Surrender Privileges, p. 36.) Western Reserve further reserves the right to defer payment of transfers, Cash Withdrawals, or Surrenders from the Fixed Account for up to six months. In addition, Policy provisions relating to transfers, Cash Withdrawals or Surrenders from the Series Account will also apply to Fixed Account transactions.

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DISTRIBUTION OF THE POLICIES

The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for Western Reserve, are also registered representatives of InterSecurities, Inc., an affiliate of Western Reserve and the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. InterSecurities, Inc. is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. No amounts have been retained by InterSecurities, Inc. for acting as principal underwriter for the Policies. The maximum sales commission payable to Western Reserve agents or other registered representatives will be approximately 3.5% of all premium payments. In addition, certain production, persistency and managerial bonuses may be paid.

FEDERAL TAX MATTERS

Introduction

The ultimate effect of Federal income taxes on the Cash Value and on the economic benefit to the Policyowner or Beneficiary depends on Western Reserve’s tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on Federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any applicable state or other tax laws. Because the discussion herein is based upon Western Reserve’s understanding of Federal income tax laws as they are currently interpreted, Western Reserve cannot guarantee the tax status of any Policy. No representation is made regarding the likelihood of continuation of the current Federal income tax laws, Treasury Regulations, or of the current interpretations by the Internal Revenue Service (“IRS”). Western Reserve reserves the right to make changes to the Policy in order to assure that it will continue to qualify as life insurance for tax purposes.

Tax Charges

At the present time, Western Reserve makes no charge for any Federal, state or local taxes (other than premium taxes) that the Company incurs that may be attributable to such Account or to the Policies. Western Reserve, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Series Account or to the Policies.

Tax Status of the Policy

Section 7702 of the Code sets forth a definition of a life insurance contract for Federal tax purposes. The Secretary of the Treasury (the “Treasury”) has recently issued proposed regulations that would specify what will be considered reasonable mortality charges under Section 7702. Guidance as to how Section 7702 is to be applied is, however, limited. If a policy were determined not to be a life insurance contract for purposes of Section 7702, such policy would not provide most of the tax advantages normally provided by a life insurance policy.

With respect to a Policy that is issued on the basis of a rate class using non-smoker ultimate select, non-smoker select, smoker ultimate standard, or smoker standard guaranteed rates, while there is some uncertainty due to the limited guidance on Section 7702, Western Reserve nonetheless believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy entered into after October 20, 1988, that is issued on a substandard rate class, there is even less guidance to determine whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently

43

determined that a Policy does not satisfy Section 7702, Western Reserve will take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitation allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, Western Reserve reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Series Account to be “adequately diversified” in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Series Account, through the Fund, intends to comply with the diversification requirements prescribed by the Treasury in Reg. sec. 1.817-5, which affect how the Fund’s assets may be invested. Western Reserve believes that the Fund will be operated in compliance with the requirements prescribed by the Treasury.

In certain circumstances, owners of variable life insurance policies may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the owner’s gross income. The IRS has stated in published rulings that the owner of a variable life insurance policy will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations “do not provide guidance concerning the circumstances in which investor control of the investment of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account.” This announcement also stated that guidance would be issued by way of regulations or rulings on the “extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets.” As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policyowner has additional flexibility in allocating premium payments and Policy values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Series Account. In addition, Western Reserve does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Western Reserve therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the asset of the Series Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

1.	In general. Western Reserve believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under section 101(a)(1) of the Code.

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The exchange of the Policy, a change of the Policy’s Specified Amount, a change in death benefit options, the taking of a Policy loan, an unscheduled premium payment, a Policy Lapse with an outstanding loan, an exchange or assignment of the Policy, a partial surrender or a total surrender may have tax consequences depending on the circumstances. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Owner or Beneficiary. A competent tax adviser should be consulted for further information.

Generally, the Owner will not be deemed to be in constructive receipt of the Cash Value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from, or secured by, a Policy depend on whether the Policy is classified as a “modified endowment contract” under Section 7702A.

2.	Modified Endowment Contracts. A Policy entered into after June 20, 1988 may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether such a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy (regardless of when it was entered into) is “materially changed,” it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the Cash Value at the time of such change and the additional premiums paid in the seven Policy years starting with the date on which the material change occurs.

Due to the Policy’s premium structure, Western Reserve believes that most Policies will be treated as modified endowment contracts. Accordingly, a prospective Policyowner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a current Policyowner should contact a competent tax adviser before making any change to, including an exchange of, a Policy to determine whether such change would cause the Policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

3.

Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all pre-death distributions from such a Policy (including distributions upon surrender and benefits paid at maturity, as well as distributions made in anticipation of the Policy becoming a modified endowment contract) are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. (Unpaid Policy loan interest will be treated as a loan for these purposes.) Third, a 10% additional income tax is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy

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that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s Beneficiary.

4.	Distributions from Policies not Classified as Modified Endowment Contracts. Distributions from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a partial withdrawal, decrease in the Policy’s death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

Finally, distributions (including distributions upon Surrender or Lapse) or loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax.

5.	Policy loan interest. Generally, interest paid on any loan under a Policy which is owned by an individual is not deductible. In addition, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer of or is financially interested in the business carried on by that taxpayer will not be tax deductible to the extent the aggregate amount of such loans with respect to Policies covering such individuals exceeds $50,000. No amount of Policy loan interest is, however, deductible if the Policy were deemed for Federal tax purposes to be a single premium life insurance contract. The deductibility of Policy loan interest may be further limited by other provisions of the Code. The Policyowner should consult a competent tax adviser as to whether Policy loan interest will be deductible.

6.	Investment in the Policy. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

7.

Multiple Policies. All modified endowment contracts that are issued by Western Reserve (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under section 72(e) of the Code.

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Employment-Related Benefit Plans

On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policies described in this Prospectus contain guaranteed purchase rates for certain payment options that generally distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with their legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

SAFEKEEPING OF THE SERIES ACCOUNT’S ASSETS

Western Reserve holds the assets of the Series Account. The assets are kept physically segregated and held separate and apart from the General Account. Western Reserve maintains records of all purchases and redemptions of Fund shares by each of the Sub-Accounts. Additional protection for the assets of the Series Account is provided by a blanket fidelity bond issued to AEGON U.S. Holding Corporation (“AEGON U.S.”) and its affiliates, including Western Reserve, in the amount of $5 million (subject to a $1 million deductible), covering all of the employees of AEGON U.S. and its affiliates, to include Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S., providing fidelity coverage, covers the activities of registered representatives of InterSecurities, Inc. to a limit of $5,000,000, subject to a $100,000 deductible.

VOTING RIGHTS OF THE SERIES ACCOUNT

To the extent required by law, Western Reserve will vote the Fund shares held in the Series Account at shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts of the Series Account. Except as required by the 1940 Act, the Fund does not hold regular or special shareholder meetings. If the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Western Reserve determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

The number of votes which a Policyowner has the right to instruct will be calculated separately for each Sub-Account. The number of votes which each Policyowner has the right to instruct in each Sub-Account will be determined by dividing a Policy’s Cash Value in that Sub-Account by $100. Fractional shares will be counted. The number of votes of the portfolio which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Fund.

Western Reserve will vote Fund shares as to which no timely instructions are received and Fund shares which are not attributable to Policyowners in proportion to the voting instructions which are received with respect to all Policies participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will reduce the votes eligible to be cast by Western Reserve.

Each person having a voting interest in a Sub-Account will receive proxy materials, reports and other materials relating to the appropriate Portfolio.

Disregard of Voting Instructions. Western Reserve may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of the Fund or one or more of its Portfolios or to approve or disapprove an investment advisory contract for a Portfolio of the Fund. In addition, Western Reserve itself may disregard voting instructions in favor of changes initiated by a

47

Policyowner in the investment policy or the investment adviser of a Portfolio of the Fund if Western Reserve reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or Western Reserve determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Portfolio may result in overly speculative or unsound investments. In the event Western Reserve does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

STATE REGULATION OF WESTERN RESERVE

As a life insurance company organized and operated under Ohio law, Western Reserve is subject to provisions governing such companies and to regulation by the Ohio Commissioner of Insurance.

Western Reserve’s books and accounts are subject to review and examination by the Ohio Insurance Department at all times and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once every three years.

REINSURANCE

Western Reserve intends to reinsure a portion of the risks assumed under the Policies.

EXECUTIVE OFFICERS AND DIRECTORS OF WESTERN RESERVE

Name and Position(s) With Western Reserve(1)	Principal Occupation(s) Last Five Years
JOHN R. KENNEY Chairman of the Board of Directors, President and Chief Executive Officer	Chairman of the Board of Directors (1987 - present) and Chief Executive Officer (1982 - present), President (1978 - 1987 and December, 1992 - present), Director (1978 - present), Western Reserve Life Assurance Co. of Ohio; Chairman of the Board of Directors (1985 - present), President (March, 1993 -present) WRL Series Fund, Inc.; Chairman of the Board of Directors and Chief Executive Officer (1988 to February, 1991), President (1988 - 1989), Director (1976 to February, 1991), Executive Vice President (1972 - 1988), Pioneer Western Corporation (financial services), Largo, Florida; President and Director (1985 to September, 1990) and Director (December, 1990 to present) Idex Management, Inc. (investment adviser), Largo, Florida; Trustee (1987 - present), Chairman (December, 1989 to September, 1990 and November, 1990 to present) and President and Chief Executive Officer (November, 1986 to September, 1990), IDEX Fund, IDEX II Series Fund, IDEX Fund 3 and IDEX Total Income Trust (investment companies), all of Largo, Florida.

(1)	The principal business address of each person listed, unless otherwise indicated is Western Reserve Life Assurance Co. of Ohio, P.O. Box 5068, Clearwater, Florida 34618-5068.

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Name and Position(s) With Western Reserve(1)	Principal Occupation(s) Last Five Years
RICHARD B. FRANZ, II Senior Vice President, Chief Financial Officer and Treasurer	Senior Vice President, Chief Financial Officer (1987 - present) and Treasurer (1988 - present), Western Reserve Life Assurance Co. of Ohio; Senior Vice President and Treasurer (1988 to February, 1991), Pioneer Western Corporation (financial services), Largo, Florida; Treasurer (1988 to September, 1990 and November, 1990 to present), IDEX Fund, IDEX II Series Fund, IDEX Fund 3 and IDEX Total Income Trust (investment companies), all of Largo, Florida; Treasurer (1988 - present), WRL Series Fund, Inc.

ALAN M. YAEGER Executive Vice President and Actuary	Executive Vice President (June, 1993 - present), Senior Vice President (1981 - June, 1993) and Actuary (1972 - present), Western Reserve Life Assurance Co. of Ohio; Executive Vice President (September,1993 - present), WRL Series Fund, Inc.

WILLIAM H. GEIGER Senior Vice President, Secretary and General Counsel	Senior Vice President, Secretary and General Counsel (July, 1990 to present), Western Reserve Life Assurance Co. of Ohio; Vice President, Secretary and General Counsel of Pioneer Western Corporation and Secretary of its subsidiaries (May, 1990 to February, 1991); Vice President and Assistant Secretary (November, 1990 to present) and Secretary (June, 1990 to September, 1990) of IDEX Fund, IDEX II Series Fund, IDEX Fund 3 and IDEX Total Income Trust (financial services), all of Largo, Florida; Secretary and General Counsel of Orange State Life and Health Insurance Company, and its affiliates, Largo, Florida (March, 1980 to April, 1990).

G. JOHN HURLEY Executive Vice President	Executive Vice President (June, 1993 - present), Western Reserve Life Assurance Co. of Ohio; Executive Vice President (June, 1993 - present), WRL Series Fund, Inc.; President and Chief Executive Officer (September, 1990 - present), Trustee (June, 1990 - present) and Executive Vice President (June, 1988 - September, 1990) of IDEX Fund, IDEX II Series Fund, IDEX Fund 3 and IDEX Total Income Trust; Assistant Vice President of AEGON USA Managed Portfolios, Inc. (September, 1991 - August, 1992); Vice President of Pioneer Western Corporation (May, 1988 - February, 1991).

(1)	The principal business address of each person listed, unless otherwise indicated is Western Reserve Life Assurance Co. of Ohio, P.O. Box 5068, Clearwater, Florida 34618-5068.

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Name and Position(s) With Western Reserve(1)	Principal Occupation(s) Last Five Years
ALLAN J. HAMILTON Vice President and Controller	Vice President and Controller (1987 - present), Assistant Vice President and Assistant Controller (1983 - 1987), Western Reserve Life Assurance Co. of Ohio; Vice President and Controller (1988 to February, 1991), Pioneer Western Corporation (financial services), Largo, Florida.

PATRICK S. BAIRD Director 4333 Edgewood Road, NE Cedar Rapids, Iowa 52499	Director (February, 1991 to present), Western Reserve Life Assurance Co. of Ohio; Vice President (1984 - present), Chief Financial Officer (1992 - present) AEGON USA, Inc., formerly known as Life Investors, Inc., (financial services holding company), Cedar Rapids, Iowa.

DWIGHT I. HURD Director 366 East Broad Street Columbus, Ohio 43215	Director (1989 - present), Western Reserve Life Assurance Co. of Ohio; Attorney at Law (admitted in Ohio, 1959); Of Counsel (1992 - present) Carlile Patchen & Murphy, Columbus, Ohio; Partner (1964 - 1992), Co-Managing Director (1987 - 1992), Emens, Hurd Kegler & Ritter Co., L.P.A., Columbus, Ohio; Director (1983 - present), Ohio State Life Insurance Company, Columbus, Ohio.

JACK E. ZIMMERMAN Director 507 St. Michel Circle Kettering, Ohio 45429	Director (1987 - present), Western Reserve Life Assurance Co. of Ohio; Trustee, IDEX Fund, IDEX II Series Fund, IDEX Fund 3 and IDEX Total Income Trust (investment companies); Director, Regional Marketing, (1986 - January, 1993), Martin Marietta Corporation, Dayton, Ohio.

(1)	The principal business address of each person listed, unless otherwise indicated is Western Reserve Life Assurance Co. of Ohio, P.O. Box 5068, Clearwater, Florida 34618-5068.

LEGAL MATTERS

Sutherland, Asbill & Brennan, Washington, D.C., has provided advice on certain legal matters concerning Federal securities laws in connection with the Policies. All matters of Ohio law pertaining to the Policy, including the validity of the Policy and Western Reserve’s right to issue the Policy under Ohio Insurance Law, have been passed upon by William H. Geiger, Senior Vice President, Secretary and General Counsel of Western Reserve.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Series Account is a party or to which the assets of the Series Account are subject. Western Reserve is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Series Account.

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EXPERTS

The financial statements of WRL Series Life Account as of December 31, 1993 and 1992 and for the years then ended have been included herein in reliance upon the report of Price Waterhouse, independent certified public accountants, and upon the authority of that firm as experts in accounting and auditing.

The financial statements of Western Reserve Life Assurance Co. of Ohio at December 31, 1993 and 1992 and for the three years in the period then ended, appearing in this Prospectus and registration statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein which is based in part on the report of Price Waterhouse, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

Actuarial matters included in this Prospectus have been examined by Alan Yaeger as stated in the opinion filed as an exhibit to the registration statement.

ADDITIONAL INFORMATION

A registration statement has been filed with the Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Series Account, Western Reserve and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

INFORMATION ABOUT WESTERN RESERVE’S FINANCIAL STATEMENTS

The financial statements of Western Reserve which are included in this Prospectus (see p. 52) should be considered only as bearing on the ability of Western Reserve to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Series Account.

Financial statements for Western Reserve for the years ended December 31, 1993, 1992 and 1991 have been prepared on the basis of statutory accounting principles, rather than generally accepted accounting principles (“GAAP”).

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APPENDIX A

ILLUSTRATION OF BENEFITS

The tables in Appendix A illustrate the way in which a Policy operates. They show how the death benefit, Cash Value and Net Surrender Value of a Policy issued with an Insured of a given age and a given Initial Premium could vary over an extended period of time assuming hypothetical gross rates of return equivalent to constant after tax annual rates of 0%, 6% and 12%. The tables illustrate the Policy values that would result based on the assumptions that the premium is paid as indicated, that the Owner has not requested an increase or decrease in the Specified Amount of the Policy, that no Cash Withdrawals or Policy loans have been made, and that less than twelve transfers per year have been made.

The death benefits, Cash Values and Net Surrender Values under a Policy would be different from those shown if the actual rate of return averages 0%, 6% or 12% over a period of years, but fluctuated above and below those averages for individual Policy years. They would also differ if any Policy loans were made during the period of time illustrated.

The illustrations on page 48 are based on a Policy for an Insured who is a 55 year old male in the non-smoker Ultimate Select rate class, an Initial Premium of $10,000, a $31,000 Specified Amount (the minimum amount permitted under the Internal Revenue Code rounded to the next highest thousand dollars), and death benefit Option A. The illustrations on that page also assume cost of insurance charges based on Western Reserve’s current rates.

The illustrations on page 49 are based on the same factors as those on page 48, except that cost of insurance charges are based on the guaranteed cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense level of 0.87% of the average daily net assets of the Portfolios of the Fund; and (3) all applicable premium expense charges and Cash Value charges. The 0.87% expense level assumes an equal allocation of amounts among the ten Sub-Accounts and is based on an average 0.64% investment advisory fee and 1993 average normal operating expenses of 0.23%. Calculation of the average annual expense level utilized actual annual expenses incurred during 1993 for the Money Market Sub-Account (0.66%), Bond Sub-Account (0.64%), Growth Sub-Account (0.87%), and Short-to-Intermediate Government Sub-Account (1.00%). Because the Equity-Income Sub-Account and the Emerging Growth Sub-Account were not in existence during the full year of 1993 (commencement of operations was March 1, 1993); and the Global Sub-Account was not offered through the Policy for the year ended December 31, 1993; and the Balanced Sub-Account, Utility Sub-Account and Aggressive Growth Sub-Account had not commenced operations as of December 31, 1993, the annual expense level utilized in the calculation for each of these six Sub-Accounts is estimated to be 1.00% during 1994. During 1993, Western Reserve had undertaken to pay Fund expenses for each Portfolio to the extent normal operating expenses of a Portfolio exceeded a stated percentage of the Portfolio’s average daily net assets. Western Reserve has undertaken until April 30, 1995 to pay expenses to the extent normal operating expenses of a Portfolio exceed a stated percentage of the Portfolio’s average daily net assets. Taking into account the assumed charges of 1.82%, the

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gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.82%, 4.18%, and 10.18%. The amounts shown for the Net Surrender Values take into account all of the above charges and, during the first ten Policy years, a contingent surrender charge, which consists of the sales charge under the Policy, a charge for premium taxes charged by various states, and a first year issue charge under the Policy.

The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Series Account since Western Reserve is not currently making such charges. In order to produce after tax returns of 0%, 6% or 12% if such charges are made in the future, the Series Account would have to earn a sufficient amount in excess of 0%, 6% or 12% to cover any tax charges. (See Charges Against the Series Account - Taxes, p. 33.)

The “Premium Accumulated at 5%” column of each table shows the amount which would accumulate if an amount equal to the Initial Premium were invested to earn interest at 5% per year, compounded annually. Western Reserve will furnish, upon request, a comparable illustration reflecting the proposed Insured’s age, sex, risk classification and desired plan features.

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WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 55

Specified Amount $31,000	Ultimate Select Class
Annual Premium $10,000	Option Type A

Using Guaranteed Cost of Insurance Rates

		DEATH BENEFIT
End of	Premiums	Assuming Hypothetical Gross and Net
Policy	Accumulated	Annual Investment Return of
Year	at 5%	0% (Gross)	6% (Gross)	12% (Gross)
		-1.82 (Net)	4.18 (Net)	10.18 (Net)
1	10,500	31,000	31,000	31,000
2	11,025	31,000	31,000	31,000
3	11,576	31,000	31,000	31,000
4	12,155	31,000	31,000	31,000
5	12,763	31,000	31,000	31,000
6	13,401	31,000	31,000	31,000
7	14,071	31,000	31,000	31,000
8	14,775	31,000	31,000	31,000
9	15,513	31,000	31,000	31,000
10	16,289	31,000	31,000	31,000
15	20,789	31,000	31,000	40,321
20(AGE 75)	26,533	*	31,000	58,618
30(AGE 85)	43,219	*	*	143,800
40(AGE 95)	70,400	*	*	335,915

	CASH VALUE			NET SURRENDER VALUE
End of	Assuming Hypothetical Gross and Net			Assuming Hypothetical Gross and Net
Policy Year	Annual Investment Return of			Annual Investment Return of
	0% (Gross)	6% (Gross)	12% (Gross)	0% (Gross)	6% (Gross)	12% (Gross)
	-1.82 (Net)	4.18 (Net)	10.18 (Net)	-1.78% (Net)	4.22% (Net)	10.22% (Net)
1	9,595	10,190	10,785	8,695	9,920	9,885
2	9,178	10,373	11,640	8,378	9,573	10,840
3	8,745	10,547	12,573	7,945	9,747	11,773
4	8,296	10,710	13,594	7,596	10,010	12,894
5	7,826	10,860	14,711	7,126	10,160	14,011
6	7,333	10,995	15,937	6,833	10,495	15,437
7	6,811	11,110	17,284	6,411	10,710	16,884
8	6,256	11,201	18,770	5,956	10,901	18,470
9	5,661	11,264	20,412	5,461	11,064	20,212
10	5,017	11,292	22,232	5,017	11,292	22,232
15	795	10,678	34,759	795	10,678	34,759
20(AGE 75)	*	7,644	54,783	*	7,644	54,783
30(AGE 85)	*	*	136,953	*	*	136,953
40(AGE 95)	*	*	332,589	*	*	332,589

*	In the absence of an additional payment, the Policy would lapse.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY AN OWNER AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND. THE DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY WESTERN RESERVE OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. THIS ILLUSTRATION MUST BE PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

54

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 55

Specified Amount $31,000	Ultimate Select Class
Annual Premium $10,000	Option Type A

Using Current Cost of Insurance Rates

		DEATH BENEFIT
End of	Premiums	Assuming Hypothetical Gross and Net
Policy	Accumulated	Annual Investment Return of
Year	at 5%	0% (Gross)	6% (Gross)	12% (Gross)
		-1.82 (Net)	4.18 (Net)	10.18 (Net)
1	10,500	31,000	31,000	31,000
2	11,025	31,000	31,000	31,000
3	11,576	31,000	31,000	31,000
4	12,155	31,000	31,000	31,000
5	12,763	31,000	31,000	31,000
6	13,401	31,000	31,000	31,000
7	14,071	31,000	31,000	31,000
8	14,775	31,000	31,000	31,000
9	15,513	31,000	31,000	31,000
10	16,289	31,000	31,000	31,000
15	20,789	31,000	31,000	42,695
20(AGE 75)	26,533	31,000	31,000	62,965
30(AGE 85)	43,219	*	31,000	159,258
40(AGE 95)	70,400	*	31,000	392,755

	CASH VALUE			NET SURRENDER VALUE
End of	Assuming Hypothetical Gross and Net			Assuming Hypothetical Gross and Net
Policy Year	Annual Investment Return of			Annual Investment Return of
	0% (Gross)	6% (Gross)	12% (Gross)	0% (Gross)	6% (Gross)	12% (Gross)
	-1.82% (Net)	4.18% (Net)	10.18% (Net)	-1.82% (Net)	4.18% (Net)	10.18% (Net)
1	9,637	10,233	10,829	8,737	9,333	9,929
2	9,271	10,469	11,739	8,471	9,669	10,939
3	8,895	10,703	12,736	8,095	9,903	11,936
4	8,508	10,934	13,828	7,808	10,234	13,128
5	8,107	11,160	15,027	7,407	10,460	14,327
6	7,686	11,376	16,342	7,186	10,876	15,842
7	7,255	11,592	17,796	6,855	11,192	17,396
8	6,811	11,805	19,404	6,511	11,505	19,104
9	6,350	12,013	21,186	6,150	11,813	20,986
10	5,870	12,214	23,164	5,870	12,214	23,164
15	3,606	13,494	36,806	3,606	13,494	36,806
20(AGE 75)	703	14,676	58,846	703	14,676	58,846
30(AGE 85)	*	15,331	151,674	*	15,331	151,674
40(AGE 95)	*	7,434	388,867	*	7,434	388,867

*	In the absence of an additional payment, the Policy would lapse.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.

ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY AN OWNER AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND. THE DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY WESTERN RESERVE OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. THIS ILLUSTRATION MUST BE PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

55

APPENDIX B

LONG TERM MARKET TRENDS

The information below is a record of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20 year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest This is a historical record and is not intended as a projection of future performance. Charges associated with a variable life policy are not reflected.

The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. These trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

The following chart illustrates the average annual returns of the Standard & Poor’s Index of 500 Common Stocks (“S&P 500 Stock Index”) for each of the 20 year periods shown. These returns are compared to the average annual returns of high grade corporate bonds and U.S. Treasury bills for the same periods. (The 20-year periods selected for the chart begin in 1932 and have ending periods at five year intervals.)

AVERAGE ANNUAL RETURNS

Twenty Year Holding Periods

*	Source: (c) Stocks, Bonds, Bills and Inflation 1994 YeabookTM , Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

56

Over the 49 20-year time periods beginning in 1926 and ending in 1993 (i.e. 1926-1945,1927-1946, and so on through 1974-1993):

•	The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 46 of the 49 periods.

•	The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 49 periods.

•	Common stock average annual returns exceeded the average annual rate of inflation in each of the 49 periods.

From 1926 through 1993 the average annual return for common stocks was 10.3%, compared to 5.6% for high grade, long-term corporate bonds, 3.7% for U.S. Treasury bills and 3.1% for the Consumer Price Index.

The following table indicates what the death benefits and Cash Values of the following Policies would be on December 31, 1993 if they had been issued on January 1, 1973 and if a single net premium under each of the Policies had been invested in an underlying fund which had a gross annual investment performance based on the year-end S&P 500 Stock Index, adjusted to reflect the reinvestment of dividends, for each year in the period. The average annual rate of return for the S & P 500 Stock Index for the 20 year period ending December 31, 1993 was 12.76% (based on a single payment on January 1, 1973). The values shown reflect all applicable deductions from the Policies, including a deduction from invested assets of 0.87%, which is the current total of the investment advisory fee and operating expenses for 1993 of the WRL Series Fund’s Growth Portfolio. This information is not necessarily indicative of future performance.

Insured: Male Ultimate Select Class, Age 45

Initial Premium: $10,000

Specified Amount: $48,000

Death Benefit Option A

Death Benefit on 12/31/93	Cash Value on 12/31/93
$ 77,750	$ 63,729

Insured: Male Ultimate Select Class, Age 55

Initial Premium: $10,000

Specified Amount: $31,000

Death Benefit Option A

Death Benefit on 12/31/93	Cash Value on 12/31/93
$ 67,101	$ 62,711

Insured: Male Ultimate Select Class, Age 65

Initial Premium: $10,000

Specified Amount: $22,000

Death Benefit Option A

Death Benefit on 12/31/93	Cash Value on 12/31/93
$ 64,105	$ 61,052

57

PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Transamerica Premier Life pursuant to the foregoing provisions or otherwise, Transamerica Premier Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Transamerica Premier Life of expenses incurred or paid by a director, officer or controlling person of Transamerica Premier Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Transamerica Premier Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(t) (2) (A)

Transamerica Premier Life Insurance Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
David W. Hopewell	(1)	Director
David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer
Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer
Courtney John	(2)	Chief Compliance Officer and Vice President
Amy Angle	(3)	Assistant Vice President
Elizabeth Belanger	(4)	Assistant Vice President
Dennis P. Gallagher	(5)	Assistant Vice President
Brenda L. Smith	(5)	Assistant Vice President
Lisa Wachendorf	(1)	Assistant Vice President
Arthur D. Woods	(5)	Assistant Vice President
Jeffrey T. McGlaun	(3)	Assistant Treasurer
Carrie N. Powicki	(2)	Secretary
C. Michael van Katwijk	(3)	Treasurer

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(2)	4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719
(3)	100 Light Street, Floor B1, Baltimore, MD 21202
(4)	440 Mamaroneck Avenue, Harrison, NY 10528
(5)	570 Carillon Parkway, St. Petersburg, FL 33716

CONTENTS OF THE REGISTRATION STATEMENT

•	The facing sheet
•	The prospectus supplement consisting of 4 pages
•	Unaudited Pro Forma Financial Statements reflecting the merger
•	Audited financial statements (statutory basis) as of December 31, 2013 and December 31, 2012 (restated), and for the years ended December 31, 2013, 2012 (restated) and 2011 for Western Reserve Life Assurance Co. of Ohio, and related auditor’s report
•	Unaudited interim financial statements as of June 30, 2014, for Western Reserve Life Assurance Co. of Ohio
•	Audited financial statements (statutory basis) as of December 31, 2013, and December 31, 2012, and for the years ended December 31, 2013, 2012 and 2011 for Monumental Life Insurance Company (renamed Transamerica Premier Life Insurance Company, effective July 31, 2014) and related auditor’s report
•	Unaudited interim financial statements as of June 30, 2014, for Monumental Life Insurance Company
•	Audited financial statements (U.S. GAAP basis) as of December 31, 2013 and for the years ended December 31, 2013 and 2012 for WRL Series Life Account and related auditor’s report
•	Unaudited interim financial statements as of June 30, 2014 for WRL Series Life Account
•	Historical Documents
➢	Supplements and Amendments to Registration Statement
➢	Prospectus for WRL Freedom SP Plus® dated May 1, 1994
•	Part II
•	The signatures
•	The following exhibits:

Exhibit

1. A.	(1)	(a)	Resolution establishing the separate account. (1)
		(b)	Resolution of TPLIC Board authorizing Plan of Merger & attached Plan of Merger. (2)
		(c)	Resolution of Western Reserve Board of Directors authorizing Plan of Merger & attached Plan of Merger. (2)
		(d)	Resolution authorizing Re-domestication of Separate Account. (2)
	(2)	None.
	(3)	(a)	Amended and Restated Principal Underwriting Agreement between Transamerica Capital, Inc. and Monumental Life dated March 1, 2013. (2)
		(b)	Amendment No. 1 to the Amended and Restated Principal Underwriting Agreement between TCI and TPLIC dated July 31, 2014. (2)
	(4)	None.
	(5)	(a)	Specimen Flexible Premium Variable Life Insurance Policy. (4)
	(6)	(a)	Restated Articles of Incorporation and Articles of Re-domestication of TPLIC (formerly, Monumental Life Insurance Company). (2)
		(b)	Amended By-Laws of TPLIC (formerly, Monumental Life Insurance Company). (2)
	(7)	None.
	(8)	(a)	Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013. (3)
		(b)	Amendment No. 1 to Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013. (3)
		(c)	Revision to Schedule A dated September 3, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013. (3)
		(d)	Revision to Schedule A dated September 18, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013. (3)

	(e)	Revision to Schedule A dated October 31, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013. (3)
	(f)	Amended and restated Participation Agreement Among Variable Insurance Products’ Funds, Fidelity Distributors Corporation and Western Reserve dated February 28, 2014. (2)
	(g)	Amendment No. 1 to Amended and Restated Participation Agreement among Variable Insurance Products’ Funds, Fidelity Distributors Corporation and Western Reserve dated October 1, 2014. (2)
(9)	None.
(10)	None.
(11)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures (4)
(12)	Opinion and Consent of Arthur D. Woods, Esq. (4)
(13)	None.
(14)	None.
(15)	Auditors’ Consent. (4)
(16)	Powers of Attorney on behalf of: (2)
	(a)	Mark W. Mullin
	(b)	Arthur C. Schneider
	(c)	Brenda K. Clancy
	(d)	Jason Orlandi
	(e)	Robert J. Kontz
	(f)	C. Michiel van Katwijk
	(g)	Eric J. Martin
	(h)	Scott W. Ham

(1)	This exhibit was previously filed on Post-Effective Amendment No. 16 to Form S-6 Registration Statement dated April 21, 1998 (File No. 33-31140) and is incorporated herein by reference.
(2)	This exhibit was previously filed on the Initial Registration Statement dated October 1, 2014 (File No. 333-199047) and is incorporated herein by reference.
(3)	This exhibit previously filed on Post-Effective amendment No. 16 to Form N-6 Registration Statement dated April 29, 2014 (File No. 333-110315) and is incorporated herein by reference.
(4)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, WRL Series Life Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg and in the State of Florida, on this 1st day of October 2014.

WRL SERIES LIFE ACCOUNT (Registrant)

Transamerica Premier Life Insurance Company (depositor)

By: Brenda K. Clancy*
Chairman of the Board, Chief Executive Officer & President of Transamerica Premier Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 1, 2014:

Mark W. Mullin*	Director
Mark W. Mullin

Brenda K. Clancy*	Director, Chairman of the Board, Chief Executive
Brenda K. Clancy	Officer and President

Scott W. Ham*	Director, Division President – Life & Protection
Scott W. Ham

Arthur C. Schneider*	Director, Senior Vice President and Chief
Arthur C. Schneider	Tax Officer

Jason Orlandi*	Director, Secretary, Senior Vice
Jason Orlandi	President and General Counsel

Robert J. Kontz*	Director and Vice President
Robert J. Kontz

C. Michiel van Katwijk*	Director, Chief Financial Officer,
C. Michiel van Katwijk	Senior Vice President and Treasurer

Eric J. Martin*	Senior Vice President and Corporate
Eric J. Martin	Controller

/s/ Arthur D. Woods	Vice President and Senior Counsel
*By: Arthur D. Woods

*By: Arthur D. Woods – Attorney-in-Fact pursuant to Powers of Attorney previously filed

EXHIBIT INDEX

1. A (5) (a)	Specimen Flexible Premium Variable Life Insurance Policy

1. A. (11)	Memorandum Describing the Insurance Company’s Issuance, Transfer and Redemption Procedures

1. A. (12)	Opinion and Consent of Arthur D. Woods, Esq.

1. A. (15)	Auditor’s Consent